File No:82-34801

HOYA

2006 ANNUAL REPORT



The square and the circle: Hoya's identity integrates two distinctive characteristics.

HOYA Corporation has built its business on two distinct foundations, and at first glance each would appear to have an entirely different character.

One is the field of Information Technology, where Hoya offers indispensable products used in the manufacture of such items as semiconductors, liquid crystal display (LCD) panels, digital cameras and hard disk drives (HDDs). This list of industrial, high-tech products is symbolized by the right angles of a harder shape.

Hoya's other field of business is Eye Care. We handle eyeglass lenses and contact lenses, everyday products that everyone is familiar with. This field certainly has a softer, rounder image.

Welcome to Hoya—a company that brings together the characteristics of both the square and the circle to form a harmonious balance.

Hoya's identity is found where the square and the circle become a single story of success.


HOYA

Cautionary Statements with Respect to Forward-Looking Statements

Statements made in this annual report with respect to plans and future performance that are not historical fact are forward-looking statements. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Hoya cautions that a number of factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include but are not limited to foreign exchange rates, market trends and economic conditions.

Notes:
Hoya's fiscal year ends on March 31. In this annual report, references to years indicate the period ended March 31 of the year indicated.
In this annual report, "the previous fiscal year," "the fiscal year under review," and "the year ahead" indicate the period ended March 31, 2005, March 31, 2006, and March 31, 2007, respectively.

Consolidated Financial Highlights

(Years ended March 31)

	2005	2006
Net sales (Millions of Yen)	¥308,172	**¥344,228**
Operating income (Millions of Yen)	84,920	**101,096**
Ordinary income (Millions of Yen)	89,525	**103,638**
Net income (Millions of Yen)	64,135	**75,620**
Total assets (Millions of Yen)	351,482	**361,538**
Total shareholders' equity (Millions of Yen)	277,889	**279,481**

Per share data (Yen) *1		
Net income	¥144.71	**¥171.71**
Diluted net income	144.38	**171.08**
Cash dividends applicable to the year	37.50	**60.00***2
Price earnings ratio (Times)	20.4	**27.7**
Price cash flow ratio (Times)	17.2	**19.7**
Price book value ratio (Times)	4.7	**7.3**
Stock price at year-end (Yen) *3	2,950	**4,750**

*1. Indicates per share data are all retroactive adjustments reflecting the four for one share split that was effective from November 15, 2005.

*2. The cash dividend of ¥60 indicates the sum of the ¥30 year-end dividend per share, and the ¥30 retroactive adjustment reflecting the share split implemented November 2005 relating to the interim dividend (¥120 per share) prior to the split.

*3. The stock price at year-end reflects the share split that was effective from November 15, 2005, and is a retroactive adjustment of the stock price prior to the split.

Contents

A Message to Our Stakeholders	2
Hoya's Technological Strengths	6
Hoya's Business Strengths	8
Hoya at a Glance	10
Information Technology	12
Electro-Optics Division	13
Photonics Division	17
Eye Care	18
Vision Care Division	19
Health Care Division	21
Other Businesses	23
Crystal Division	23
R&D and New Businesses	24
Corporate Governance	26
Corporate Social Responsibility	27
Environmental Initiatives	28
Financial Section and Corporate Data	29

Note on segment data:

In addition to the review of operations by segment found on pages 10 to 23 of this annual report, segment-specific data can be found on pages 32 through 43, in the financial section.

A Message to Our Stakeholders



Hiroshi Suzuki,
President and CEO

I am delighted to have the opportunity to report on Hoya's consolidated results for the fiscal year ended March 31, 2006, and to give an overview of our future business direction.

The Surprising Scope of Hoya's Business

The number of Hoya shareholders jumped from just 7,000 a year ago to more than 50,000 at the end of March 2006. Institutional investors continue to hold the greater proportion of shares, but I am also extremely pleased that a large number of individuals became Hoya shareholders during the fiscal year under review.

Many readers probably have an image of Hoya as a company in the eyeglass lens and contact lens business. In fact, the Company has core strengths in two business areas: Information Technology and Eye Care. Eyeglass lenses and contact lenses are the main products of the Eye Care side of our business, and I believe that consumers in general are quite familiar with the Hoya name when it comes to these. In the Information Technology business, however, some might be surprised to hear about our dominant share in the markets for the mask blanks and photomasks that are so essential to the production of semiconductor chips and LCD panels, the glass disks used in the HDDs found in notebook computers, and the optical glass lenses seen in digital cameras and camera-equipped mobile phones. All of these are home electrical products influenced by advances in digital technologies, and although Hoya's brand name does not appear on these consumer products, we contribute significantly to the improved functionality of the products that people everywhere use. Our products greatly enhance the convenience to consumers. Hoya has been admired by institutional investors for some time, but from here forward I hope that individual shareholders will also feel an affinity for Hoya as an especially approachable company.

Review of Fiscal 2006 Results

Let me provide a brief review of Hoya's consolidated results for fiscal 2006. Net sales rose 11.7% on the previous year to reach ¥344,228 million. Operating income was up 19.0% year on year to ¥101,096 million, and ordinary income grew 15.8% to ¥103,638 million. Net income increased 17.9% to ¥75,620 million. In the Information Technology field, both sales and income saw double-digit growth as we stepped up production capacity in response to strong demand. In fact, demand grew more quickly than expected, so we lost some opportunities due to inadequate supply. In the Eye Care field, both eyeglass lenses and contact lenses achieved steady growth in sales and income. Clearly, the industrial structures of the Information Technology and Eye Care fields differ greatly. Yet I believe that this year's results clearly demonstrate the effectiveness of Hoya's overall group strategy, which is to maximize income by leveraging our intrinsic strengths in both fields.

<Information Technology>

The Electro-Optics division saw net sales grow by 15.0% over the previous year, and operating income rose 18.3%. Like last year, both the growth in demand for digital consumer electronics products and the increasing demand for highly functional products contributed to these favorable results.

Hoya's mask blanks, which are used in the production of semiconductors, enjoy the major share of the market, and sales to semiconductor manufacturers around the globe continued to post steady results. Over the past several years, sales of high-end products have been expanding. The trend toward more minutely detailed integrated circuit (IC) chips continues, and the need for high-resolution, high-precision mask blanks keeps on growing. Demand for photomasks employed in semiconductor production is following a similar trend.

In South Korea, we built a new plant for production of the photomasks used in the manufacture of LCD panels. With this step, we have completed our three-facility production system, with the other bases being in Japan and Taiwan. Because each of Hoya's production facilities is located close to the panel makers' own plants, we can ensure that our products accurately meet our clients' detailed requirements. We are positioned to develop our business with great responsiveness to market needs. Another positive for the Company is that the growing size of LCD panels is driving increased demand for larger and more precise photomasks—an area where we already have the edge.

Income from the sale of glass disks for HDDs saw a major increase in the fiscal year under review, with demand driven by the many consumers replacing their desktop computers with notebooks as the latter have become widely used. During the year, Hoya responded to this strong demand by opening a new plant in Vietnam, in addition to expanding capacity at existing plants. In the field of optical lenses, results were enhanced by the

commencement of full-scale production of lenses for camera-equipped mobile phones, in addition to existing production of lenses for digital cameras.

The Photonics division recorded a contraction in net sales of 6.1% in comparison with the previous year. This is a business characterized by severe competition and challenges in product differentiation. However, due to efforts to improve the earnings structure in this business, we achieved a small increase of 4.6% in operating income.

<Eye Care>

Net sales in the Vision Care division grew 10.0% compared to the previous year, and operating income rose 19.3%. In Japan, sales did not grow as quickly as we had hoped, as a result of the slowdown in the eyeglass market. Demand recovered in Europe, which is a large market for Hoya, and results for North America, Asia-Pacific region also improved, yielding these strong overall results.

In the Health Care division, net sales were 13.0% higher than the previous year. This growth was driven by healthy sales in Hoya's directly managed contact lens specialty retail store chain, *Eye City*, where we have been aggressively opening new stores. I credit these good results to *Eye City*'s customer-specific consulting approach to sales, and the excellent after-sales service offered. We achieved growth despite the fact that price competition has become entrenched in the Japanese domestic market. Elsewhere, we are developing the global market especially in Europe for intraocular lenses (IOLs), which are used in the treatment of cataracts, and sales are growing steadily. During the fiscal year under review, we made accounting changes in the treatment of the bonus points given to *Eye City* customers when they make purchases, and as a result a full year's worth of the reserve fund was appropriated in one lump sum as sales administrative expenses for the fourth quarter. In addition to that, R&D costs increased greatly due to investment in the development of new products. As a result, the division recorded a decline in operating income of 3.9% compared with a year earlier.

<Other Business Field>

The Crystal division, another business operated by Hoya, is engaged in the production and sale of crystal tableware and interior products. Faced with the contraction in the market for gifts and increasing competition from overseas products, the size of this business has decreased year by year. During the fiscal year under review, we attended to streamlining the existing business to lay the groundwork for our plans to revitalize it.

Future Prospects

Hoya continues to strive to expand the scope of its two key fields of business: Information Technology and Eye Care. The Information Technology field currently enjoys the lion's share of growth in the Company's profits and scale of business, but this is also a field with plenty of risk, because any technological revolution can suddenly change the competitive environment. The Eye Care area, the other key field, is less affected by technological innovation or shifts in economic conditions. The two fields therefore strike a good balance with one another.

Our theme for the year ahead will be further sharpening Hoya's competitive edge. Since the Company's mask blanks, LCD photomasks, optical lenses and glass disks all enjoy a high share of their markets, we spent the last two years prioritizing expansion of productive capacity to fulfill supply responsibilities. We are likely to meet our goals for increased production volumes in the first half of fiscal 2007, so during the second half we plan to devote more resources to further improving quality.

Management Systems

Within the Hoya Group, headquarters does not issue orders to each business division relating to each action, and in fact each division has the authority to conduct its own business. Prescriptions for the improvements to quality that I referred to above are prepared by each division. One division may strengthen its cost-competitiveness, while another might consider it vital to refine its leading-edge technologies. Also, because the same division might need to proceed differently depending on the region, there are circumstances when each region makes its own independent decisions. For example, it is not unusual for the Japanese, European and North American regions to undertake completely different marketing activities for eyeglass lenses within the Vision Care division.

I believe that the Hoya Group will be strongest if each business division has its own decision-making authority, and if each division works hard to create the ideal conditions for its own business. At the same time, in return for this devolution of authority, each division has the responsibility to explain its actions. The decision-making process is unconstrained, but decision makers are held

A Message to Our Stakeholders

accountable to demonstrate why and how they reached a particular conclusion. We also recognize that, concerning compliance and corporate social responsibility, each individual in each division shoulders an important duty, since he or she is responsible for his or her own actions, rather than having them dictated from the top down. Headquarters clearly sets out the target standards of conduct, and each division acts in accordance with those standards. I see Hoya as having the responsibility to conduct its business in conformity not only with legal and ethical codes, but also with those rules that it must observe to stay true to itself as a high-quality company.

Corporate Governance

Hoya operates within a company-with-committees system. There is a Board of Directors, which is the highest decision-making organ, and three committees—the Nomination Committee, Compensation Committee and Audit Committee. Of the eight members of the Board of Directors, the majority are outside directors, and all members of the three committees are outside directors. We have thus established a system of corporate governance that maximizes supervisory functions. It can be said that corporate governance systems are really called to account in emergency situations.

The role of the Board of Directors is recognized as being not only to supervise the activities of the executive officers, but also in an emergency to act as the representative of the shareholders and protect the interests of the Company. Our outside directors, who have no particular interest in Hoya, serve an important supervisory role in the Company's management. In addition, we considered it important to develop and operate systems to prevent the occurrence of an emergency, as well as maintaining a system of checks. The Company is striving to further strengthen its internal control systems and perfect a thoroughgoing checking function through its internal audit team.

A Final Word to Our Shareholders

I like to think that all of our stakeholders—including shareholders, employees and management—share a common destiny in a ship called "Hoya." My long-held conviction that a company belongs to its shareholders will not change. I am fully aware that it is the duty of the management to make the most effective use of our shareholders' investments, and to work as one with our employees to further develop the business and enhance Hoya's corporate value.

We are all deeply grateful for your ongoing support.



Hiroshi Suzuki, President and CEO



Hoya's Technological Strengths

Pure Innovation—From the Very Beginning to Today

Hoya got its start in 1941 as Japan's first specialty maker of optical lenses. At the time, the production of optical glass was seen as a leading-edge industry, and Hoya took on the challenge of building this new business from the ground up. Ever since then, the Company has pursued the endless possibilities offered by glass. And glass is more than just a material; it is a conveyor of light. Another key theme since the beginning has been the emphasis on "light" in Hoya's pursuit of technological innovation and expansion into new fields. Today, the Company's business has broadened considerably. Hoya is a partner of choice for the semiconductor and digital equipment industries when it comes to ultra-advanced electro-optics, and also helps individuals lead healthy and fulfilling lives with its eyeglasses, contact lenses and crystal products.

The creation of completely new technologies from the ground up, their augmentation with the addition of new technologies, and the further development of existing technologies—Hoya's history is a story of continuous technological innovation.

Hoya's core technologies support its development as a "technological creator" company.

Hoya's Seven Core Technologies

Glass Formation Technologies

At any given time, Hoya is producing more than 100 different varieties of optical glass, working from a proprietary "recipe book" that contains over 50,000 different ways to manufacture glass. Hoya carefully selects the purest materials from around the globe, and combines them in a multitude of ways to create an endless variety of glass products with optical characteristics that precisely match market needs.

Glass Melting Technologies

Hoya melts glass at around 1,300°C to 1,500°C, which enables it to produce high-quality glass that is extremely even and homogeneous. The Company introduced platinum furnace and electric melting systems ahead of other companies, and has adopted a continuous melting process. As a result, Hoya offers its customers an extremely stable supply of high-quality products.

Molding Technologies

Molten glass can be continuously molded into a variety of different shapes, permitting efficient production of large volumes of optical glass. Hoya's use of extremely high-precision press molding techniques enables the Company to produce molded aspherical lenses without the need for time-consuming grinding and polishing processes. Best of all, these technologies allow Hoya to conduct mass production with measurement tolerances at the sub-micron level.

1941
Optical glass

1962
Eyeglass lenses

1945
Crystal glass

▲ 1940 ▲ 1945 ▲ 1965

Polishing Technologies

Glass substrates are ground and polished to a designated degree of thickness. The grinding process involves the use of diamond grindstones that smooth out bumps, hollows and other irregularities in the substrate. On top of this, polishing processes use special polishing powders to produce an ultra-smooth surface. Hoya's highest precision products are the mask blanks and photomasks used in the production of semiconductors. These products are polished flat to an accuracy of one thousandth of a millimeter, with a surface roughness of only one millionth of a millimeter.

Thin Film Technologies

Hoya developed its surface treatment technologies beginning with anti-reflective coatings for optical filters. It has continued to refine these technologies by developing coatings for eyeglass lenses, and today it employs new technologies in spattering processes for mask blanks and glass magnetic-memory disks.

Optics Design

Hoya has amassed a considerable armada of optical lens design technologies over the years. The Company rigorously controls the degree of refraction, dispersion and light transmittance, as well as the homogeneity of the glass, and fine-tunes these characteristics to create optical products that meet the very different needs of each individual client. Hoya's advanced lens design technologies contribute to the development of higher resolution displays with greater image quality for both digital cameras and mobile phones with cameras. These advanced technologies are also seeing use in the design of eyeglass lenses.

Precision Processing (Lithographic Technologies)

The photomasks employed in the production of semiconductors stand at the pinnacle of the world of high-tech products that require ultra-precise processing technologies. Leading-edge lithographic technologies are used to etch extremely fine circuit patterns with line widths of only several tens of nanometers. On a daily basis, Hoya is challenging the limitations of technologies and pushing back the frontier of physical materials, providing assistance to semiconductor makers who continue to develop products that perform better and achieve ever greater integration.



1988
HDD glass disks
1990
Large-sized LCD photomasks
1983
LSI photomasks
1974
Mask blanks
1991
LCD mother glass plates
1987
Aspherical molded lenses
1977
Laser glass
1991
Photonics
1972
Contact lenses
1977
Intraocular lenses
1974
Service
1975
1985
1990
2000
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service
Information Technology
Eye Care
Other Businesses

Hoya's Business Strengths

Hoya's Objective: To Maximize Corporate Value

In 1997, the Company's management benchmark was changed from return on equity (ROE) to shareholder value added (SVA). ROE, an index that emphasizes the effective use of capital, measures how much profit a company has made using the capital that its shareholders have entrusted to it. In contrast, SVA takes into consideration the cost of capital, so it attaches great importance to the value to shareholders. It subtracts the profit anticipated by shareholders from the net income generated by business activity, yielding the amount of added value that has actually accrued to shareholders. In actuality, prior to 1997 Hoya had already adopted the management stance of "consider shareholders first." This principle was taken one step further through the utilization of the SVA index, and the Company now explicitly aims to "maximize corporate value."

Reorganization of Business Indicators at Hoya

Ordinary income
Before March 31, 1994
Sales-oriented management focused on how much profit has increased in relation to sales

▼

ROE
(Return on equity)
April 1, 1994 to March 31, 1997
Capital efficiency-oriented management focused on how much profit has been generated using shareholders' equity

▼

SVA
(Shareholder value added)
April 1, 1997 to present
Shareholder value-oriented management focused on how much profit has exceeded the cost of capital

SVA and Market Value (Shareholder Value)


Market value, shareholder value
(Theoretical aggregate market value)
Market value added
(MVA)
(Premium)
Capital, shareholders' equity
SVA1
SVA2
SVA3
SVA4
SVA5
SVA6 to 10 years
10 years of SVA

1. MVA is the aggregate each year of single-year SVA discounted by the cost of capital at current value.
2. The outcome of utilizing SVA will be the same as the shareholder value calculated from cash flow.



Building a Global Business

Hoya's Medium-Term Strategic Plan, adopted in 1997, identified building a global business as a key piece of the Company's effort to deliver increased value to shareholders.

Doing business with a broad, global perspective has enabled Hoya to not only discern in advance changes in market structures but also reform its overall business organization. This in turn allowed the Company to introduce more efficient business management methods. As a result, Hoya outgrew the need to limit allocation of management resources to its business in Japan, and can choose the best production locations and most appropriate sales locations from around the globe.

In Japan, the location of Hoya's global headquarters, global strategies are formulated, research and development is undertaken, production technologies are developed, and high-end goods are produced. The Company's headquarters issues strategic directives and provides development technologies to production facilities and sales offices located around the world, ensuring that these quickly reflect local production and sales activities. In addition, regional headquarters in the United States, Europe and Asia work across different operational divisions, providing legal assistance and financial administration to their respective regions.

The Hoya Group Financial Headquarters are currently located in the Netherlands, and this is where global financial



Hoya's Global Network

- ○ Global headquarters and regional headquarters
- ◉ Electro-Optics
- ◎ Eye Care
- ○ Crystal

strategies and funding activities are carried out. Further, proportionate to the Company's increasing ratios of overseas production and sales, the number of overseas-based employees and foreign shareholders is also growing, showing that Hoya's business has embraced globalization.



Sales by Customer Region and Rate of Overseas Sales
(Billions of yen)
(%)
400
300
200
100
0
50
48
46
44
42
40
2002
2003
2004
2005
2006
North America
Europe
Asia and Other Areas
Japan



Number of Employees by Region
(People)
30,000
25,000
20,000
15,000
10,000
5,000
0
2002
2003
2004
2005
2006
North America
Europe
Asia
Japan

Management

Today's business environment is changing at a tremendous pace. Technological innovation continues to evolve, and market competition grows more and more fierce. In this environment, decision-making by top management has become increasingly important, and society has reached the point where such decision-making can have a life-or-death outcome for a company. Hoya has sought to strengthen its corporate governance systems, through the earliest possible adoption of a company-with-committees system, and it simultaneously took active steps to appoint outside directors. At the same time, it established a clear separation between management and execution, and by delegating a large amount of authority to those responsible for execution, the Company has accelerated decision-making processes and promoted more efficient business management.

Hoya is committed to continuing to benefit society by making the best possible use of its technological strengths and resources, applying them to bring products to the market when they are most needed. By excelling in basic corporate activities like these, the Company has become what it is today—moving steadily from one achievement to the next under a highly responsive management system.



Transitions in the Board of Directors
Year
Total number of directors
1994
10
1995
8
1999
7
2000
6
2001
6
2003 to present
8
Internal directors
Outside directors



Net Income per Share*/ROE
(Yen)
(%)
200
180
160
140
120
100
80
60
40
20
0
30
25
20
15
10
5
0
2002
2003
2004
2005
2006
*Data have been retroactively adjusted reflecting stock split.



Aggregate Market Value and Percentage of Overseas Shareholding
(Billions of yen)
(%)
2,500
2,000
1,500
1,000
500
0
60
50
40
30
20
10
0
2002
2003
2004
2005
2006

Hoya at a Glance

Information Technology

Electro-Optics Division

The main products in this division include the mask blanks and photomasks that are essential to the production of semiconductor chips and LCDs, as well as glass disks for HDDs and optical lenses for digital cameras. For all of these products, the evolution of higher functionality is ongoing, and the functional standards demanded by clients continue to rise. Hoya's ability to build production systems that can meet expanding demand is a strong determinant of its market competitiveness. The Electro-Optics Division continues to meet market demands accurately, and the business keeps growing. In both overall sales and profitability, the division plays a leading role for the Hoya Group.

- Mask blanks for the production of semiconductors
- Photomasks for the production of semiconductors
- Large-sized LCD photomasks
- Glass disks for HDDs (substrates and media)
- Optical lenses, glass materials



Net sales (Millions of yen)
Operating income ratio (%)
200,000
150,000
100,000
50,000
0
40
30
20
10
0
2003
2004
2005
2006






Percentage of Net Sales
(Year ended March 31, 2006)



55.4%

Photonics Division

The primary products in this division comprise industrial and medical equipment that utilizes lasers and specialized light sources. Key clients for industrial equipment are the manufacturers of semiconductors, LCD panels and digital cameras. Achieving differentiation in this business is a challenge, but Hoya expects it to benefit from positive synergies with the Electro-Optics Division.

- UV light sources and excimer light sources
- Industrial and medical laser oscillators





Net sales (Millions of yen)
Operating income ratio (%)
12,000
8,000
4,000
0
12
8
4
0
-4
-8
-12
2003
2004
2005
2006


30.4%
10.3%
2.9%
1.0%

Eye Care

Vision Care Division

Hoya engages in the global production and sale of eyeglass lenses. Since this market is relatively mature, sales growth is somewhat slow, but the Company has succeeded in maintaining stable profitability by introducing high-value-added products and cutting costs through the expansion of overseas production. Hoya is developing this business with a focus on four key regions: Japan, Europe, North America and Asia/Pacific. Because each region has its own unique characteristics, the Company develops business strategies in response to the specific commercial practices and consumer tastes found in each locality.

● Eyeglass lenses




Net sales (Millions of yen)
Operating income ratio (%)
120,000
100,000
80,000
60,000
40,000
20,000
0
20
15
10
5
0
2003
2004
2005
2006

Health Care Division

Hoya's Health Care Division oversees the development of the *Eye City* chain of directly managed contact lens specialty stores, and also produces intraocular lenses (IOLs) for the treatment of cataracts. *Eye City* is the top player in this field in Japan. Customers appreciate the way *Eye City* experts offer genuine customer consultation throughout the sales process, and also enjoy the full after-sales service. Their preference for *Eye City* is reflected in continuously growing sales and profit figures. In addition, with the global market for IOLs poised to keep growing vigorously, IOLs are the most promising single product in Hoya's Eye Care business.

● Contact lenses
● Intraocular lenses (IOLs)




Net sales (Millions of yen)
Operating income ratio (%)
40,000
30,000
20,000
10,000
0
25
20
15
10
5
0
2003
2004
2005
2006

Other Businesses

Crystal Division: Hoya's crystal products have to date targeted the gift market, but the declining scale of this market has meant that the crystal business has continued to contract. The Company has therefore decided to implement a major change of strategic direction for this business, and will develop new markets in line with an entirely new concept.

Service Division: This division is mainly engaged in the development and operation of information systems for the companies of the Hoya Group.


Net sales (Millions of yen)
Operating income ratio (%)
10,000
8,000
6,000
4,000
2,000
0
8
6
4
2
0
2003
2004
2005
2006

Information Technology

Cameras are moving on from film to digital; televisions are leaving behind cathode-ray tubes in favor of LCDs; and cassette tape players have given way to portable digital music players. The adoption of digital technology in home electrical appliances such as these is transforming people's daily lives for the better. This change is being accomplished by advances in the technologies used to manufacture such devices as semiconductors, optical glass lenses, LCD panels and HDDs. Hoya, through its Information Technology business, contributes significantly to this technological revolution.



Mask Blanks for Producing Semiconductors

Mask blanks and photomasks are essential in the production of semiconductor chips. Mask blanks are precisely polished glass plates coated with a metallic film and a light-sensitive material. A mask blank becomes a photomask when circuit patterns are etched into it with electron beam or laser etching equipment. To use the analogy of film photography, the mask blank is like the unexposed film, and the photomask is the equivalent of the developed negative. Just as a photographic print is made by passing light through the negative onto the photographic paper, in semiconductor production a lithographic process is used to transfer the circuit pattern on the photo mask onto the semiconductor wafer.

During the fiscal year ended March 31, 2006, Hoya's high-end mask blanks, including phase-shift mask blanks*1, recorded big increases in shipments due to the trend toward increased in performance and capacity in large-scale integrated circuits (LSIs). Semiconductor design rules*2 are steadily developing to require ever more minute line widths, from 90 nm*3 through 65 nm to 45–32 nm. This trend means that mask blanks will be required to offer a level of quality and precision that exceeds current concepts of high resolution and freedom from defects. The Company enjoys a more than 70% share of the global market for mask blanks used in semiconductor manufacture. As the leader in this field, Hoya actively pursues technological innovation that will result in product quality that is not only better than what the competition can offer, but that also meets the absolute quality requirements of clients. The Company will continue to pour its energies into the development of leading-edge technologies that meet clients' needs by working collaboratively with semiconductor manufacturers and mask makers.

Transfer image of circuit pattern in the exposure process


Light source
Condenser lens
Mask blanks/
photomasks
Reduced
lens unit

Photomasks for Producing Semiconductors

The market for photomasks used in the production of semiconductors is, on the whole, in a period of stable growth. Industry participants, however, are closely watching trends in restructuring on the supply side the industry as well as the day-to-day changes in technological competitiveness. In this market environment, Hoya devotes its resources to the development and production of high-precision photomasks, concentrating on high-end products.

During the fiscal year ended March 31, 2006, full-scale commercial production got under way for 65-nm photomasks. Since semiconductor manufacturers are actively increasing their investment in R&D, Hoya also shipped samples of state-of-the-art photomasks for use in the development of next-generation semiconductors. The semiconductor industry is in the midst of a change in the light source used for the lithographic etching of the circuit pattern onto the wafer, from the current krypton fluoride (KrF) with a wavelength of 248 nm to the argon fluoride (ArF) excimer laser with a wavelength of 193 nm. Furthermore, through the use of immersion technology*4, ArF lasers have entered the ultra-high resolution lithographic field, creating the possibility of line widths of 32 nm and below. The demand for high-resolution photomasks grows stronger all the time, and the Company expects its role in filling that demand to continue to expand.



Notes:

*1. Phase-shift masks use phase differences in light to enable extremely high-resolution lithography.
*2. Design rules are constraints placed on the design of LSIs to ensure that production processes can successfully meet the design intent.
*3. A nanometer (nm) equals one billionth of a meter.
*4. Using this lithographic technology, the gap between the lens and the wafer is filled with a liquid to improve resolution.

LCD Photomasks

LCD photomasks are the large-sized photomasks inscribed with the patterns used for the production of LCD panels. LCD televisions, which are increasing in size year by year, play a large part in boosting demand for LCD panels, and there is a corresponding growth in demand for ever larger photomasks for use in the production of those panels. Because the degree of precision demanded of large LCD panels is comparable with that required of semiconductor chips, Hoya, which produces photomasks for semiconductors, is well placed to use the same technologies to meet market needs.

Supplementing its plants in Kumamoto, Japan and Taiwan, Hoya opened a new plant in South Korea in October 2005, bringing to three the number of LCD photomask production facilities. Because all three plants are close to their respective LCD panel manufacturers, the Company can develop products that meet the needs of each market and shorten delivery time frames. Hoya will continue to improve its competitive strengths using this approach.

LCD panels are classified according to their size as fifth-generation, sixth-generation and so on*1. In 2006, full-scale commercial production will begin for seventh-generation panels, and production of eighth-generation panels is also expected to be brisk during 2007. In response to this expanding demand for large panels and to ensure that Hoya builds a dominant position for itself in comparison with the competition, the Company has set a number of operational objectives. On the technical side, these include the development of high-value-added technology, which can best be represented by the multi-tone mask*2. On the production side, Hoya will enhance competitiveness by improving the production efficiencies and effectively managing its three-plant system.

Notes:
*1. Panel manufacturers' mother glass plate sizes:
Fifth-generation: 1,100 mm x 1,300 mm (yielding three 32-inch wide LCD television panels).
Sixth-generation: 1,500 mm x 1,850 mm (yielding eight 32-inch wide LCD television panels).
Seventh-generation: 1,870 mm x 2,200 mm (yielding three 50-inch wide LCD television panels).
Eighth-generation: 2,160 mm x 2,400 mm (yielding six 50-inch wide LCD television panels).
*2. A photomask that allows for mid-range light penetration through miniaturization of patterns and semi-transparent film. Use of this mask reduces the number of lithographic processes for TFT LCD panels from five to four, contributing to production efficiencies and cost reductions for panel manufacturers.


HOYA
South Korea plant

Large-sized LCD photomask (1,220mm x 1,400 mm) used for eighth-generation LCD panels.


HOYA

Glass Disks for HDDs

To ensure that data are not damaged if notebook computers are subjected to vibration or shock, the HDDs inside must be highly shock resistant. These HDDs utilize glass disks, which have excellent shock resistance properties, and Hoya is the top supplier of those glass disk substrates.

The glass disk sizes produced by Hoya can be broadly divided into 3.0-inch, 2.5-inch, 1.8-inch and smaller diameter sizes (1.0-inch and 0.85-inch). The 2.5-inch disks are widely used in notebook computers, and are also installed in car navigation systems and game machines. The 3.0-inch disks are produced mainly for high-performance computing equipment such as servers, which require high reliability. The small diameter sizes are found in portable music players and digital video cameras.

The production of glass disks is divided into two main processes: the polishing of the glass plate to produce the substrate, and the deposition of the magnetic media on the glass substrate. During the fiscal year ended March 31, 2006, more notebook computers were shipped than had been forecast, and this resulted in a sudden growth in demand for 2.5-inch glass disks. To meet this demand and boost production capacity, Hoya expanded manufacturing facilities in existing plants and opened a new substrate plant in Vietnam in October 2005. Currently Hoya is producing disk substrates at plants in Thailand, the Philippines and Vietnam, and the magnetic media are applied by its Singapore plant.

The next technology to be introduced into the HDD arena is the perpendicular magnetic recording method, which will allow for higher data storage volumes. Rapid development of this media and speedy finalization of mass production technologies are required. Because the new method will greatly increase the storage size of hard disks in comparison with the current longitudinal recording method, it is expected that new commercial applications will be developed. Hoya was quick to commence development work on the media to be used for the perpendicular magnetic recording method, and is proceeding with preparations to commence actual shipments in 2006.


HOYA

Vietnam plant


Glass disks, which have excellent shock resistance properties, are components of various digital devices.
Notebook computer
Digital camera
Car navigation system
Mobile telephone
Portable digital audio player
Video camera
Portable game machine
Server

Optical Lenses

Hoya is one of the few manufacturers able to undertake integrated production of lenses, from the production of the glass materials through to the actual optical lenses. Glass lenses can be broadly broken down into two categories: molded glass lenses (aspherical lenses) and polished glass lenses (spherical lenses). Glass molded aspherical lenses are able to correct superbly for aberrations. They permit shorter focusing distances, and fewer lens elements need to be used. Because of this, they help to reduce the size and weight of optical equipment. The Company's molded glass aspherical lenses take advantage of these characteristics chiefly for digital cameras, digital video cameras and camera-equipped mobile phones.

During the fiscal year ended March 31, 2006, Hoya commenced large-scale production of lenses for use in camera-equipped mobile phones. Until recently, it was usual for such lenses to be made of plastic, but now that mobile phones are being produced with high-resolution cameras of 2 megapixels and above, the demand for aspherical glass molded lenses has jumped. The Company has been making camera lenses for mobile phones at its plant in Suzhou, China, where production commenced in August 2004. Demand is expected to grow even further, and Hoya is currently pushing ahead with plans to further expand production capability.

Camera lenses for mobile phones must meet even stricter optical performance standards than those used in digital cameras, and large-scale, low-cost production facilities are also required. In addition to devoting resources to the development of these lenses, Hoya is working to incorporate its own proprietary techniques into its production processes, so that it can offer products that precisely meet the needs of its clients.

Hoya's glass molded aspherical lenses used for camera lenses for mobile phones with upgraded resolution



Comparison between aspherical and spherical glass lenses


(Aspherical lens)
Light axis
Focal plane
(Spherical lens)
Focal plane

Feature of aspherical molding lens

Aspherical molding lens that enables manufacturing high-precision lens without polishing process. Because the aberration (distortion) decreases compared with the spherical lens, the miniaturization and degree of freedom of the design of the product have been improved since it reduced the number of lenses used.

Photonics

The Photonics Division develops and markets lasers and other optical equipment, based on the practical application of optical technologies developed by the Company over many years. The division comprises HOYA CANDEO OPTRONICS CORPORATION, which handles equipment used by industry, and HOYA PHOTONICS CORPORATION and HOYA PHOTONICS, INC. (a U.S. corporation) and others, which handle medical equipment.

In the field of industrial applications, the main products are laser oscillators used during the production of flat panel displays to correct defects, and ultraviolet light source devices used to cure ultraviolet resins in bonding processes for optical parts (such as optical pickups and camera modules). Others are colored glass filters and opto-electronics glass used in optical equipment and industrial applications. Hoya places great emphasis on technology development in such core areas as equipment planning and technical design, as well as on its product differentiation strategies. The Company also believes that the key to further growth in this field is to maintain close liaison with end users. In particular, Hoya has established local offices for the production of equipment used in the manufacture of flat panel displays in South Korea and Taiwan, so that it can gain an accurate understanding of the actual needs of its client panel manufacturers in their plants. It actively incorporates the understanding gained in this way into product development.

Hoya's photonics equipment for medical use includes laser scalpels, laser equipment for dental treatment, and lasers employed in dermatological treatment and plastic surgery. Such equipment is widely used in medical treatment.



Laser oscillator (LASER SYSTEM HSL-5500)



Spot UV light source equipment (EXECURE 4000)



Color filter



Electro-optical glasses

Eye Care

Hoya's Eye Care business comprises two separate divisions.

The Vision Care Division produces high-value-added eyeglass lenses for global markets.

The Health Care Division operates Hoya's *Eye City* contact lens specialty stores throughout Japan, and is also working to manufacture and sell on a global basis the intraocular lenses (IOLs) used in cataract operations.

It is precisely because Hoya has been involved in the "eye" business for so long that it is able to offer very high standards of product quality and service.



Eyeglass Lenses



While the global eyeglass lens market is showing moderate growth overall, there is a trend toward polarization in the market, with sales of high-end lenses rising in specific regions and countries, and low-priced products becoming more prominent elsewhere. Faced with such a market environment, the Company has continued to focus on the upper end of this market, relying on cutting-edge technology to provide high-value-added products that support the vision needs of society. This strategy has provided solid growth.

Underpinning growth during the fiscal year ended March 31, 2006, was an emphasis on localization, and the success of continuous new product development. The eyeglass lens market varies widely by country and region in terms of distribution structures, customer preferences and governmental regulation, and Hoya has restructured its business to divest decision-making authority to country and regional managers, allowing them to pursue the best strategies for their markets. This region-based marketing strategy has opened up new channels for the cutting-edge products that are the basis for the Company's success. These include the thin, high-index material lens EYNOA and EYRY, "Hoyalux iD," the world's first integrated double-surface progressive lens design. By utilizing both surfaces of the lens in conjunction, these lenses expand the clear view at both near and far distances, and vastly improve on the curvature and distortions common in previous lenses. Other products include the new SunTech series of light-sensitive lenses, and a scratch-resistant SFT Coating.

The two most important markets for Hoya are Japan and Europe, both of which have high demand for premium products and similar replacement cycles. The Vision Care headquarters was relocated from Japan to the Netherlands during 2005, reflecting the growth potential in Europe and a commitment to greater global business development from a European base.

Hoya Continues to Hold the Top Market Share in Japan

Despite a mature market that has been stagnant overall for the last few years, reflecting sluggish personal consumption and deflationary trends, Hoya continues to hold the leading position in its home market, where the quality and reliability of its products are particularly valued, and sales inched up from a year earlier. Low-priced glasses from discount retailers, the so-called "three-price shops," remain popular, but growth has shown signs of leveling off, and recovery in the economy is helping to turn attention toward the premium products in which Hoya has an advantage. The aging of the population should also give a boost to the multifocal lenses and special coatings that are the Company's strength, and provide steady sales if not rapid growth.

Comparison between SFT Coating and conventional lens


SFT Coating
Conventional lens
Compared by Hoya



The steel wool wear endurance test, which moves the lens from side to side 50 times with a load of four kg applied to the steel wool

Europe Rebounds with Solid Growth

Sales in Europe rebounded nicely from a year earlier, mainly in Germany, where a change in government health insurance policies caused a significant disruption in the market the previous year. The relocation of the Vision Care headquarters to the Netherlands during the period will allow Hoya to focus more closely on the entire European market, which is expected to grow as standards of living rise and the European Union expands. In anticipation of the market expansion, Hoya is devoting resources to establishing new distributor channels and strengthening partnership relationships, conducting seminars for opticians, training sales representatives and hiring new personnel, and devising other strategies to grow business throughout the continent. This broad-based sales strategy is centered on local control, and should produce steady annual growth.

Brand Recognition on the Rise in North America

Sales rose in North America, although margins remain tight in the key U.S. market due to structural differences in terms of both marketing and distribution, together with Food and Drug Administration (FDA) regulations that limit the degree to which Hoya can exploit its cutting-edge technologies. Nevertheless, extensive marketing efforts to establish relationships with retailers, particularly independent ophthalmologists, is solidifying the Company's U.S. base, and recognition of Hoya's high-value-added products is rising.

Asia-Pacific Offers a Diversified, Growth Scenario

The Asian market grew substantially during the fiscal year ended March 31, 2006. Asia is extremely diverse in terms of structures and income levels, however, with differing strategies necessary for each country. Hoya continues to expand its share in the region, particularly in South Korea, although sales in Australia have doubled over the last five years. The Company's premium products have achieved high recognition in both of these markets. China will be a key market once rising living standards boost demand for premium products, and Hoya is devoting resources to establishing connections in the country that will leave it well placed for future growth in this promising market.

Future Continues to Look Bright

Hoya expects to continue its strong growth in all overseas markets while maintaining its leading share in Japan. Supporting this growth is a substantial investment in a new IT system (an upgraded version of Hoya's current HELP system) that will allow for greater flexibility, interconnectedness and localization, including customer-specific interfaces and global internal sourcing. This system, which is scheduled to come on line in mid-2006, will reinforce the Company's local focus and ensure speed and flexibility to support global business development. We expect a continued rise in sales in this business.


Optician/Glasses Shop
The HOYA Excellent Lens Production (HELP) System
HELP21
Data entry
HELP Computation
HOYA host computer
Laboratories (Special order processing)
High precision lenses
Online Order System
Tracer
HOYA Cut System
Lenses cut to fit the designated frame
Finished design is confirmed through a 3D image simulation
Lenses arrive in three days to one week

The HELP system is supported by a leading-edge computer system that handles everything from complex data calculations to the cutting of lenses. Glasses can be ordered while creating simulations of finished products.

Contact Lenses and *Eye City*

The *Eye City* chain of directly owned and managed retail stores specializing in the sale of contact lenses boasts the largest sales volume of any such enterprise in the Japanese domestic market. As of March 2006, 141 *Eye City* stores were operating across the country. *Eye City* not only supplies extremely safe, effective, and high-quality contact lenses from manufacturers around the globe, it also advises individual customers on the specific products that are most appropriate for their eyes and vision characteristics. *Eye City* consultants use their precise knowledge of the benefits of all the latest products to offer a uniquely professional sales consultation service. The chain is also known for providing thoroughly satisfying after-sales service, helping customers to derive the maximum benefit from their contact lenses with optimum comfort and reliability over time.

Contact lenses are specially controlled medical devices worn on the prescription of an ophthalmologist, and their use requires careful management. Recently, however, in a number of cases people failed to take their contacts seriously enough, and the incidence of eye-related problems caused by mistakes in usage or care has been increasing. *Eye City* protects the health of its customers' irreplaceable eyes by giving the greatest possible priority to safety. Professional consultants with a precise understanding of contact lenses and a thorough knowledge of the latest product information—which changes on virtually a daily basis—carefully explain lens characteristics and make suggestions to customers on correct use. The total number of *Eye City* customers now stands at 4.5 million: they value not only the broad lineup of high-quality products but also the quality of the customer-focused service they receive.

The development of new retail locations continues to proceed on the basis of convenience to customers. New stores are developed primarily in the main hub stations of train lines and in suburban shopping malls. A vigorous scrap-and-build program for the closure and relocation of underperforming locations has also been maintained. Hoya continues to devote its energies to maintaining close relationships with ophthalmologists and to making sure retail facilities have an extremely clean feel. Apart from aiming to create the right "hardware"—the stores themselves—the Company is working to ensure excellent "software," which is how *Eye City* employees relate to customers, by providing training in the provision of high-quality customer service. During the fiscal year ended March 31, 2006, new training centers were established in Tokyo and Osaka, and the division is working hard to assist the development of human resources.

In December 2005, the first *Eye City* store outside Japan was established in Shanghai, China. Here, as well, Hoya puts top priority on providing reassuring and reliable service by developing premium-quality sales stores.


eyecity
The first *Eye City* store outside Japan (Shanghai, China)


China
CONTACT LENS SHOP
eyecity
SINCE 1973
Shanghai
1 store
Kyushu district
17 stores
Kansai-
Chugoku-Shikoku
district
36 stores
Koshinetsu-
Hokuriku district
6 stores
Hokkaido-
Tohoku district
9 stores
Japan
Kanto district
59 stores
Tokai-
Chubu district
14 stores

As of March 31, 2006

Intraocular Lenses (IOLs)

In Hoya's Eye Care field, sales of IOLs are expected to record the strongest growth.

IOLs are medical devices used for the surgical treatment of cataracts. After the eye's clouded lens has been removed, an IOL, which is an artificial lens, is inserted to restore good vision. Together with the gathering pace of the aging of society, primarily in developed countries, the number of patients with age-related cataracts is increasing rapidly, and further growth is expected over the long term. There are two types of IOLs: the conventional hard type and the new foldable soft type, which is folded for insertion during the cataract operation. This latter type, which can be surgically inserted through a much smaller incision, is on the way to becoming the mainstream solution due to the greatly reduced discomfort for the patient.

The shift to use of the foldable lens type IOL is proceeding quickly in the Japanese market, and in this market Hoya's product quality is valued highly. Market share is growing steadily. In 2004, a new yellow type of IOL was introduced which, in addition to offering the ability to reduce UV light transmission, also offered a protective effect for the retina. An injector system that simplifies the surgical procedure has also become firmly established in the market.

During the fiscal year ended March 31, 2006, Hoya worked hard to grow its business in world markets, and was successful in building stronger networks with ophthalmology clinics and stepping up marketing activities. Driven primarily by Germany and France, sales in the Company's European markets grew very significantly. In Asia, Hoya posted solid results in countries such as China and South Korea. In the United States, the Company is making final preparations to gain Food and Drug Administration (FDA) certification. It will lodge applications in 2006, with certification expected some time during 2007.

Hoya's Singapore plant, which commenced commercial operations in 2004, started shipping products to Japan during the fiscal year ended March 31, 2006, in addition to continuing its exporting to Europe. The plant now serves as a central point of production for the Company's global markets.


6.0 mm
12.5 mm

Foldable acrylic IOL: HOYA AF-1 (UY)



IOL injector: HOYA Injector System HOYA-IS

Global Estimate of the Number of Eyes with < 6/60 Due to Cataracts


(Millions)
200
150
100
50
0
1980
1990
2000
2010
2020

Source:
Journal of Community Eye Health
International Resource Centre, International Centre of Eye Health

Crystal Division

Hoya's Crystal business incorporates the production and sale of crystal tableware, interior products, jewelry and artistic pieces. The appeal of these products, which are made from the best-quality glass materials, comes from the sense of transparency that seems to draw the viewer in, as well as from the beauty created by the interplay of light within the crystal. The Company's Crystal business has a history of more than 50 years, but with the contraction of the corporate gift market and the sluggish demand for personal gifts, Hoya has intentionally allowed the business to shrink each year.

Currently, however, we aim to revive the business, and have begun reviewing existing business structures and the product lineup under a new conceptual framework. In addition to designing new product concepts, the business will move away from its current focus on the gift market. Purchasers will be carefully targeted, and the objective will be to appeal to more sophisticated individual consumers. Hoya hopes to propose attractive designs that will appeal to consumers. The mission assigned to the Crystal division is to serve as the new "face" of the Hoya Group.









R&D and New Businesses

The Hoya Group has adopted a variety of strategies focused on increasing corporate value and ensuring continued growth in the future. Of these, the most critical are R&D and new business development. Hoya aims to build on its existing proprietary technologies to develop highly competitive businesses. The Company is committed to aggressive investment in these two areas.

Further Technological Development of Existing Businesses

The majority of Hoya's current products enjoy a solid share of their respective markets, thanks to their reliability and the outstanding technologies behind them. Hoya, however, does not intend to relax its continual effort at R&D. Rather, it is determined to continue to leverage technological progress to meet changing client needs.

The latest developments in the R&D arena related to Hoya's existing fields of business are introduced below, as well as the Company's efforts to expand the scope of its business based on the innovative application of existing technologies.

Information Technology

In the field of lithography, Hoya continues to grow its business by focusing primarily on the development of high-precision, high-end mask blanks used in the production of semiconductors. In response to the ongoing miniaturization of semiconductors, the Company is working to develop next-generation, high-end mask blank that anticipate the specifications laid down in the Road Map.*1

Under the Road Map for next-generation lithography technology, the electron beam has been ruled out as a candidate for the lithographic light source, and extreme ultraviolet (EUV) is viewed as the strongest candidate. Hoya has already completed the development of the essential technologies required for the mask blanks needed for EUV lithography. In addition to being able to offer mask blanks for testing mass production with greatly reduced defects at the nanometer level, the Company is pushing forward with the development of technologies for EUV photo masks. In the field of electron beam lithography, Hoya continues to supply samples to some industry sectors, and will keep a close watch on trends in technological developments in that field.

In the field of glass memory disks for HDDs, Hoya is moving toward the commencement of mass production of disks for the new perpendicular magnetic recording method,*2 which transcends the limitations of the conventionally used longitudinal recording method. Competition is intensifying with the flash memory alternative to hard disks, however, so now it is necessary to achieve both a further increase in recording density and a reduction in cost.



To address these issues, Hoya is proceeding with development of technologies for the perpendicular method as well as research on the development of the next-generation, high-density recording method that will one-day supersede the perpendicular magnetic method. The Company anticipates the practical application of discrete track media technology*3 or patterned media technology.*4 Hoya feels strongly that the relative importance of new fundamental technologies will grow. These include ultra-precise process technologies and nano-scale materials—the kind of technologies that have not been incorporated into the current generation of hard disks. To resolve the technological issues faced in these areas, the Company will take a creative approach to development that applies all the core technologies it has amassed in the field of lithography.

In the field of optics, Hoya enjoys particular strengths in the press mold technologies used in the production of aspherical lenses. In addition, the Company continues to develop new optical glass materials with special optical characteristics, and is working to realize the practical application of production technologies for specially shaped lenses that meet the needs of state-of-the-art optical design technologies. In these ways, Hoya will protect its status as an industry leader in the market for digital imaging lenses, which will become increasingly competitive. The Company will also further improve its press mold technologies, which are used in the precision mass production of extremely small lenses, thus continuing to enhance its competitiveness in the market for camera lenses for mobile phones, which are being produced in higher and higher resolutions.

Notes:

*1. The Road Map describes the setting of various numerical objectives and associated technological issues that must be addressed to achieve the production of next-generation semiconductors. This is an important set of guiding principles in the context of the drive for technological development of semiconductor manufacturers and the makers of equipment and materials used in the production of semiconductors.

*2. A technology that increases the density of hard disk recorded data by magnetizing the disk's magnetic layer in a vertical direction, in contrast to the current horizontal direction.

*3. By making a groove between recording tracks, it is possible to reduce the magnetic interference between neighboring tracks. It is anticipated that this will make possible further miniaturization and greater recording density.

*4. Recording media in which magnetic particles are physically isolated from each other in a regular pattern. Neighboring magnetic particles are not affected by each other, and it is anticipated that this will make it possible to achieve much higher recording density.



Eye Care

Manufacturers of eyeglass lenses in South Korea and China have until recently concentrated on low-end products, but are now moving into such middle-end products as plastic lenses with a high refractive index. They are speeding up their drive to catch up technologically. In response to this situation, Hoya is developing a new range of highly functional coatings, including a new anti-reflective coating, photochromic coatings,*5 and dirt repellent coatings. Hoya's effort to push ahead with the introduction of high-value-added products is also augmented by its aspherical free form processing technologies and other unique advantages. In addition, the Company is striving to cut costs by creating innovative production technologies.

The need for IOLs is expected to increase significantly into the future, in line with the growth in the number of cataract patients in aging societies. Hoya is working to introduce an improved cartridge injector for IOLs to greatly reduce the levels of discomfort experienced by patients during cataract operations and further enhance the safety of the procedure. The Company will continue to actively engage in R&D of new medical products in the ophthalmic field, including the development of an IOL that offers a broader range of vision correction.

Note:
*5. Photochromic lenses change color when subjected to light, through changes to the molecular structure while the molecular weight remains unchanged. These lenses are used in light-sensitive sunglasses.

New Business Development

The Hoya Group actively seeks to develop or acquire a new, third major line of business to complement its successes in Information Technology and Eye Care. The objective is to develop a business that leverages its proprietary technologies in a field which can be expected to grow over the long term. The Company engages in both in-house and collaborative R&D, and is investing in a variety of ventures with the objective of procuring and developing new technologies that will sustain growth into the future. This section presents several new fields that hold the promise of taking root and growing as strong new businesses.

Optical Communications System

Over the past several years, broadband has won acceptance quickly both in the workplace and at home, and new services such as video distribution have come into their own. Hoya is working on technologies for the integration of optical parts for communications devices, through the practical application of optical technologies. The Company has invested in the U.S. firm, Xponent Photonics, Inc., which owns technologies allowing for the development of highly integrated modules used in fiber to the home (FTTH), an optical fiber data communications service for the home that is currently experiencing rapid growth. These technologies offer the potential to go beyond FTTH—for instance, they can be used in connectors of high-resolution audiovisual equipment. We will work with Xponent to expand the range of applications.

3C-SiC

Seen from the perspective of strategies for responding to global warming and contributing to environmental conservation, expectations have grown for hybrid automobiles and fuel cell powered vehicles. Hoya is developing devices that use large-diameter 3C-SiC monocrystal (based on silicon carbide), which can be employed in power devices that are highly energy efficient at high voltage and with low power loss. The aim is to achieve practical applications in the automobile field, which demands absolute safety and reliability.

Glass Substrates

Glass substrate products came into commercial production in 2006 for use in mobile phones, thanks to their superior high-frequency characteristics, capability for minutely detailed processing, and capacity for double-sided electrical connectivity. Demand is somewhat limited at the moment, but Hoya anticipates that the track record of these glass substrates will provide the evidence it takes to motivate producers to adopt them for ultrahigh-speed optical-electric conversion modules.

Nanoimprint Technology

Thus far, miniaturization in the semiconductor industry has primarily helped to realize lower production costs. From the next generation of semiconductors onward, however, huge changes in lithography technologies will be required, and the industry is concerned about the possibility of increased investment in plant and equipment. This has given rise to the belief that EUV lithography, which is expected to be the next-generation technology, may be used only for the production of a limited range of identical devices in large numbers.

In this context, nanoimprint technology is attracting attention as a new ultra-fine processing technology that could be used to mold circuit patterns on devices requiring smaller production runs, at a lower cost. Hoya is proceeding with development of technologies that can be employed at the 50-nanometer level and below. Applications may not be limited to semiconductor manufacture; the Company is also considering the possibility of expanding the use of the technology to optical applications such as light emitting devices and displays.

Corporate Governance

Hoya treats corporate governance as one of its most vital management principles. Based on its fundamental vision that "companies are owned by their shareholders," the Company conducts its corporate management with the goal of maximizing shareholder value. To ensure it does not operate according to internal management philosophies alone, Hoya was quick to adopt a system of outside directors who represent shareholders. While enhancing its systems of corporate governance, the Company has also separated management and execution functions to accelerate decision-making.

Corporate Governance Systems

In June 2003, Hoya instituted a company-with-committees system. Three committees—the Nomination Committee, Compensation Committee and Audit Committee—were established. Through its resolve to strengthen supervisory functions and to broadly devolve authority from the Board of Directors to executive officers, the Company has set up a system that helps executive officers improve business results by allowing them to manage operations in a more timely and efficient manner.

The Board of Directors and the Three Committees

The eight-member Board of Directors comprises five outside directors and three internal directors. To guard against the potential for stagnation in the Board of Directors system, and to ensure lively debate, Hoya has since 1989 been gradually reducing the number of its directors. From a total of 17 in 1989, numbers have fallen to the current eight. Further, to achieve greater freedom of expression that is unconstrained by internal hierarchical structures or personal relationships, the Company has invited outside directors to participate in its management since 1995. Outside directors provide operational supervision and advice. The membership of the Nomination Committee, the Compensation Committee and the Audit Committee consists exclusively of the outside directors, to further strengthen the supervisory function.

Nomination Committee

The Nomination Committee is responsible for the nomination of directors and executive officers and for relieving them of their posts if necessary. Authority to appoint the President and to remove him from his post if necessary is also held by the outside directors, who represent all shareholders.

Compensation Committee

The Compensation Committee prepares the remuneration system that boosts incentives for the directors and executive officers. It was established with the objective of contributing to improved financial performance for Hoya, by undertaking fair and accurate evaluations of results.

Audit Committee

The Audit Committee verifies the financial statements of the Company on the basis of reports received from outside auditors. It also audits internal control systems and undertakes audits of business activities, assets, and others.

Corporate Governance Structure


General Meeting of Shareholders
Election
Board of Directors
Internal Directors: 3
(serving concurrently as executive officers)
Outside directors: 5
Election
Executive Officers
President
Executive Officers
(3 internal directors)
Compensation Committee Secretariat
Compensation Committee
5 outside directors
Collaboration and mutual monitoring
Nomination Committee Secretariat
Nomination Committee
5 outside directors
Collaboration and mutual monitoring
Audit Committee Secretariat
Audit Committee
5 outside directors
Supervision and advice
Execution of operations
Divisions


Eiko Kono
Outside Director
Yoshikazu Hanawa
Outside Director
Yukiharu Kodama
Outside Director, Chairperson of the Audit Committee
Yuzaburo Mogi
Outside Director, Chairperson of the Compensation Committee
Members of the Board of Directors
Hiroaki Tanji
Director/Executive Officer, Chief Technology Officer and Strategy & Business Development
Takeo Shiina
Outside Director, Chairperson of the Nomination Committee
Hiroshi Suzuki
President and CEO
Kenji Ema
Director/Executive Officer, Chief Financial Officer

Business Operations and Compliance

The Board of Directors meets every month, excluding February and August. Its task is to ensure that the outside directors oversee the business activities of the executive officers in an atmosphere that encourages lively debate. Authority has been broadly devolved from the executive officers to the heads of each business division, who are responsible for business operations in their respective areas of activity. Each business division makes a detailed report to the executive officers at a business reporting meeting held every month, and strategies to be followed in response to each issue are discussed. The devolution of authority allows for timely and effective decision-making. At the same time, however, since the outside directors (who act as overseers) are in the majority, the executive officers are made more accountable. This arrangement means that Hoya's corporate governance enjoys a strong system of checks and balances.

In the area of compliance, the Company has issued the Hoya Business Conduct Guidelines, which are based on the Corporate Mission and Management Principles of the Hoya Group. The Guidelines outline the guiding principles under which each employee should perform his or her duties, with resolute adherence to work ethics. A Hoya Help Line, an internal reporting and consultative system, has also been established. Should any employee discover an act that contravenes the law or the Hoya Business Conduct Guidelines, the Hoya Help Line ensures that a report will quickly reach top management so that appropriate action can be taken on the issue. This system helps to preserve the health of the Group as a whole. The Hoya Help Line, a special system that has been established at the Company's headquarters, can also be used as a point of contact with external lawyers available to listen to employees. The system was introduced at Hoya's U.S. companies in 2005, and plans are in place to expand it to cover the Company's operations worldwide.

Full Disclosure

Fair and prompt disclosure of information is a fundamental duty of management. Hoya respects the rights of shareholders and is diligent in fulfilling its obligations concerning disclosure. The Company also values dialogue with its shareholders, and will continue to clearly reflect their views in its management practices.

In 1998, Hoya commenced the disclosure of quarterly financial statements ahead of many other Japanese firms, and has gradually reduced the delay between the end of each quarter and publication. It releases consolidated accounts about three weeks after the end of the period, and the volume of information is of the same level as that contained in reports published annually. The Company continues to strive to increase the speed of disclosure and broaden the content. Top management actively participates in investor relations activities. For example, the CEO attends investor meetings that are held each quarter to discuss quarterly financial reports, where he explains strategy and fields questions.

Corporate Social Responsibility

Hoya believes that companies should pursue more than profit: they should also fulfill their responsibilities as good corporate citizens, for instance, by contributing to the community and taking care of the environment. In this regard, the Company has established a set of Management Principles, which each employee must follow and which cover decision-making and behavior in the business context. These principles are based on Hoya's Corporate Mission. By acting in accordance with these Management Principles, the Company aims to not only grow as a group but also contribute to the broader society, including in terms of economic and cultural development.

HOYA

Corporate Mission

Dedicated to innovation in information technology, lifestyles and culture, Hoya envisions a world where all can enjoy the good life, living in harmony with nature.

Management Principles

Commitment to society
Hoya always strives to be a responsible corporate citizen. We work hard to ensure that our corporate activities are carried out with respect for the environment. We are absolutely committed to legal compliance and ethical practices.

Commitment to customers
Hoya's goal is to provide safe, high-quality products and services that offer true value. We make every effort to increase customer satisfaction by continuously improving the quality of our operations.

Commitment to shareholders
Hoya strives to increase corporate value by improving business results and maintaining growth. Our goal is to pay fair dividends and give shareholders a return on investment that meets their expectations. We willingly and impartially disclose corporate information.

Commitment to employees
Hoya respects the personality and individuality of each employee. We offer employees opportunities to maximize their initiative and creativity in a safe and fulfilling work environment. We do our best to ensure a good living for our employees.

Dedication to innovative management
Hoya constantly strives to create new value through innovation and creative technology. We make the most of the advances of the information age with our worldwide management network. We take a global perspective while respecting local culture and customs.

Environmental Initiatives

The Hoya Group believes that the expanding scale of a company's business operations must be matched by the willingness to take on greater and greater responsibility for issues of social concern, such as environmental protection. Hoya pursues business growth with full consideration for the earth's precious environment, and has stated as much in its philosophy on protecting the environment. In 1976, Hoya established pollution countermeasure committees at each of its plants, and has been engaged ever since in a variety of initiatives to protect the environment and conserve natural resources. A few of those initiatives are introduced below.

1. Reduction of Environmental Impact

Hoya has identified the four main areas where its production activities have an environmental impact—levels of energy consumption, water usage, waste volume, and volume of packaging materials—and is pushing ahead with measures to reduce impact in all of these areas.

Energy Consumption

Hoya has implemented a number of energy-saving initiatives at its facilities, including the introduction of ice thermal storage systems and high efficiency electrical transformers. Along with these steps, Hoya has also introduced rooftop gardening at factory buildings, casual days in the office on ordinary work days in summer. Efforts such as these are examples of the steps that Hoya has taken across all of its businesses to conserve energy. In the term under review, Hoya reduced energy usage levels 8% from the previous year, although the ratio of energy usage to net sales increased by approximately 11%.

Water Usage

Through ongoing efforts for the re-use of factory waste water and the introduction of automated water faucet control in washroom hand basins, water usage decreased by 7% year on year, but rose by 13% when expressed as a ratio to net sales.

Waste Volume

In the fiscal year under review, the Musashi Plant building was dismantled and production was moved to Akishima-shi in metropolitan Tokyo, so there was a large increase in the volume of waste. As a result, a large increase in waste volume was recorded. Regarding other wastes, however, efforts were made to reduce waste volume on a number of fronts, including recycling of sludge from polishing as raw material for concrete and thermal recycling of waste plastics. The volume of waste was reduced by around 29%, or about 13% when expressed as a ratio to net sales.

Volume of Packaging Materials

Thanks to activities such as promoting the re-use of cardboard packing boxes, the volume of packaging materials used fell by 21% year on year, and was about level with last year when expressed as a ratio to net sales.

2. Introduction of Environmental Management Systems (ISO 14001 Certification)

In October 1996, the Hoya Group announced plans to make its environmental management systems compliant with ISO 14001 certification standards, and in December 1997 the plant run by HOYA LENS DEUTSCHLAND GmbH (in Germany) became the first to gain such certification. Since then, the Hoya Group has pushed forward according to plan toward the certification of all production plants, including those located overseas. By the end of March 2001, nearly all mass production plants in Japan and abroad had been certified. As of the end of March 2006, a total of 35 plants belonging to the Hoya Group had been certified (11 in Japan, 24 abroad).

Energy Consumption (Oil Conversion) and Its Ratio to Net Sales


(Oil conversion kl)
(Ratio to net sales [1999=100])
100,000
80,000
60,000
40,000
20,000
0
100
80
60
40
20
0
1999 2000 2001 2002 2003 2004 2005 2006

Water Use and Its Ratio to Net Sales


(km³)
(Ratio to net sales [1999=100])
4,000
3,000
2,000
1,000
0
100
80
60
40
20
0
1999 2000 2001 2002 2003 2004 2005 2006

Waste Volume and Its Ratio to Net Sales


(Tons)
(Ratio to net sales [1999=100])
10,000
8,000
6,000
4,000
2,000
0
100
80
60
40
20
0
1999 2000 2001 2002 2003 2004 2005 2006

The yellow portion is the transient construction scrap wood and others accompanying the Musashi factory relocation conducted during the fiscal year ended March 2006, and the sales unit index except a transient factor is expressed as the dotted line.

Packaging Materials and Their Ratio to Net Sales


(Tons)
(Ratio to net sales [1999=100])
4,000
3,000
2,000
1,000
0
100
80
60
40
20
0
1999 2000 2001 2002 2003 2004 2005 2006

Notes: 1. Ratio to net sales indicated based on 1999=100. Please also note that Hoya uses units of millions of yen to calculate ratios to net sales.
2. Statistics of the nine domestic production sites: Nagasaka, Hachioji, Kumamoto, Akishima, Nagano, Lens Technology Center, Minakuchi, Musashi (currently Tokyo Studio), Kodama.

Financial Section and Corporate Data

Contents

Ten-Year Summary	30
Management's Discussion and Analysis	32
Consolidated Balance Sheets	44
Consolidated Statements of Income	46
Consolidated Statements of Shareholders' Equity	47
Consolidated Statements of Cash Flows	49
Notes to Consolidated Financial Statements	51
Independent Auditors' Report	67
Corporate Data	68
Investor Information	69
Hoya's Timeline	70
Hoya's Directory	71

Ten-Year Summary

		1997	1998	1999	2000
Net sales (Millions of yen)		¥193,402	¥193,473	¥201,290	¥201,110
Operating income (Millions of yen)		32,936	26,395	31,726	34,688
Ordinary income (Millions of yen)		35,086	26,759	33,612	35,484
Net income (Millions of yen)		15,300	12,348	17,837	20,716
Selling, general and administrative expenses/net sales (%)		27.7	28.2	26.4	25.4
Return on assets (ROA) (%)		7.1	5.3	7.8	8.9
Return on equity (ROE) (%)		11.4	8.5	11.6	12.4
Equity ratio (%)		61.0	63.7	71.7	73.2
Inventory turnover (Months)		3.2	3.4	3.2	3.3
Capital expenditures (Millions of yen)		32,318	19,504	13,654	17,770
Depreciation, amortization and other (Millions of yen)		15,705	17,570	18,234	16,051
Research and development expenses (Billions of yen)		6.0	7.5	7.8	7.7
Per share data (Yen) (after adjustment for stock split)	Net income	32.42	26.12	37.77	44.06
	Cash dividends	5.75	7.00	7.50	8.75
	Cash flow	66.75	64.41	77.65	79.15
	Shareholders' equity	305.17	317.67	340.56	376.55
Price earnings ratio (PER) (Times)		42.7	36.4	44.5	55.0
Price cash flow ratio (PCFR) (Times)		20.8	14.8	21.6	30.6
Price book value ratio (PBR) (Times)		4.5	3.0	4.9	6.4
Stock price at year-end (Yen) (after adjustment for stock split)		1,385	950	1,680	2,425
Aggregate market value (Billions of yen)		643.3	441.3	780.4	1,126.4
Employees (Persons)		9,588	9,320	9,414	10,651

Effective April 1, 2002, the Company adopted a new accounting standard for net income per share of common stock issued by the Accounting Standards Board of Japan. Net income per share and related data prior to that date are also calculated according to the standard for purposes of comparison.

- Ordinary income: Income before income taxes that is adjusted for non-operating income and expenses. Ordinary income is not reported net of taxes.
- Selling, general and administrative expenses/net sales: A calculation of management efficiency, also known as the "sales expense ratio."
- Return on assets (net income/ average total assets x 100): An index of efficiency and profitability in terms of management of the Company's assets.
- Return on equity (net income/ average total shareholders' equity x 100): An index of efficiency and profitability in terms of the shareholders' equity.
- Shareholders' equity ratio: The ratio of shareholders' equity to total assets; the higher the ratio, the higher the degree of safety.
- Inventory turnover (average of inventory assets at beginning and end of fiscal period /monthly average cost of goods sold): An index of capital efficiency. The fewer the number of months, the better the production and sales efficiencies.
- Capital expenditures: Includes property, plant and equipment as well as intangible fixed assets.
- Depreciation, amortization and other: Includes the loss on impairment of long-lived assets and amortization of goodwill.
- Per-share data: Per share data has been retroactively adjusted to reflect a 4-for-1 split of common shares implemented on November 15, 2005. The dividend per share for 2006 of ¥60 per share is the aggregate value of the interim dividend of ¥30 (actual payment before the split of ¥120 ÷ 4) and the year-end dividend of ¥30 (after the split).

2001	2002	2003	2004	2005	**2006**
¥236,802	¥235,265	¥246,293	¥271,444	¥308,172	**¥344,228**
45,128	43,898	52,983	68,167	84,920	**101,096**
48,184	45,774	50,874	66,554	89,525	**103,638**
21,860	23,741	20,038	39,549	64,135	**75,620**
23.8	24.2	24.4	22.3	21.1	**20.7**
8.6	8.7	7.3	14.0	20.0	**21.2**
11.8	11.5	9.0	17.8	25.8	**27.1**
73.0	78.8	81.7	75.5	79.1	**77.3**
3.1	3.2	2.9	2.8	2.7	**2.7**
39,673	19,585	15,948	30,659	40,175	**48,786**
32,138	20,105	19,792	25,328	22,520	**27,485**
7.3	7.3	8.7	9.8	10.9	**14.1**
46.65	50.78	42.77	87.74	144.71	**171.71**
12.50	12.50	12.50	25.00	37.50	**60.00**
116.24	88.31	82.72	174.91	171.65	**240.57**
420.11	471.55	486.29	491.90	623.59	**648.87**
43.7	44.5	41.8	28.9	20.4	**27.7**
17.6	25.6	21.6	14.5	17.2	**19.7**
4.9	4.8	3.7	5.2	4.7	**7.3**
2,040	2,260	1,787	2,537	2,950	**4,750**
947.6	1,049.8	830.3	1,178.7	1,325.7	**2,066.3**
12,966	13,311	14,023	18,092	21,234	**25,176**

- **Cash flow per share:** From fiscal 2002 and after, figures for cash flow per share are shown as cash flow from operating activities divided by the average number of issued shares for the fiscal period. Figures prior to 2002 are calculated using simple cash flow calculated by adding depreciation and other factors to net income.
- **Price earnings ratio (stock price at year-end/net income per share):** An index of valuation that compares the Company's stock price with its earnings to judge whether the stock is overvalued or undervalued.
- **Price cash flow ratio (stock price at year-end/cash flow per share):** Cash flow is calculated by adding net income, depreciation, amortization and other. Depreciation indicates active investment aiming for future growth, so the price cash flow ratio can be used to gauge the price level of a stock by taking into consideration future growth potential. It can be used together with the price earnings ratio, the market average and comparative ratios for other companies in the same industry to judge whether the Company's stock price is overvalued or undervalued.
- **Price book value ratio (stock price at year-end/shareholders' equity per share):** An index of valuation that compares the Company's stock price to the value of its net assets. An index of less than one suggests that dissolving the company and selling off its assets may be more profitable than holding the company's stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Hoya Group and Scope of Consolidation

The Hoya Group (the "Group") consists of Hoya Corporation, its 62 consolidated subsidiaries (five in Japan and 57 overseas) and five affiliates in Japan. One of the five affiliates is accounted for by the equity method. Compared with the end of the prior consolidated fiscal year, five consolidated subsidiaries were added through establishment of new companies, and one was added by an acquisition. One consolidated subsidiary was eliminated through liquidation, and one was eliminated through absorption by merger with the parent company. There were no changes in the number of affiliates.

The Group is managed through consolidated group management on a global basis. Each of the Group's major business divisions, centered on the Information Technology and Eye Care fields, implements the management strategies formulated by the Global Headquarters at Hoya Corporation in line with their independent business responsibilities. By area, the regional headquarters in North America, Europe and Asia conduct activities such as strengthening relationships with the countries and areas in their respective regions, providing legal support and conducting internal audits, thereby supporting the promotion of business activities. The Group's financial headquarters is located in Europe.

Net Sales

Consolidated net sales for the fiscal year ended March 31, 2006 increased 11.7% year on year to ¥344,228 million. By main business segment, net sales for the Electro-Optics division in the Information

Net Sales


2002
2003
2004
2005
2006
(Millions of yen)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0

(Millions of yen)

	2002	2003	2004	2005	2006
Net sales	235,265	246,293	271,444	308,172	**344,228**

Sales by Business Segment


2002
2003
2004
2005
2006
(% of total)
100
75
50
25
0
43.1
3.1
39.6
0.7
45.3
2.2
38.3
0.6
49.8
1.5
36.2
0.5
53.8
3.5
30.8
0.5
55.4
2.9
30.4
0.5

(Millions of yen)

	2002	2003	2004	2005	2006
Electro-Optics	101,496	111,461	135,071	165,664	**190,552**
Photonics	7,157	5,485	4,116	10,749	**10,093**
Vision Care	93,184	94,388	98,203	94,971	**104,457**
Health Care	23,106	26,717	28,381	31,409	**35,484**
Crystal	8,788	6,719	4,322	3,672	**1,864**
Service	1,534	1,523	1,351	1,707	**1,778**

Technology field rose 15.0% year on year, net sales for the Vision Care division in the Eye Care field increased 10.0%, and net sales for the Health Care division rose 13.0%.

Regarding net sales by customer region, net sales to customers in Japan increased 4.3% to ¥173,506 million, while net sales overseas grew 20.4% to ¥170,722 million. As a result, the composition of net sales was 50.4% domestic and 49.6% overseas. Domestic sales and overseas sales in the previous fiscal year accounted for 54.0% and 46.0% of total net sales, respectively, illustrating the rising proportion of overseas sales that has continued from the prior consolidated fiscal year.

Hoya calculates the effect of exchange rates on operating results in the consolidated fiscal year under review by comparing the foreign currency denominated financial statements of its overseas subsidiaries, when converted into yen at the average exchange rates during the consolidated fiscal year under review, with the same statements when converted into yen at the average exchange rates prevailing during the previous fiscal year. In currency markets during the fiscal year, the yen weakened 5.9% against the U.S. dollar to ¥113.93, 1.8% against the euro to ¥138.13, and 4.9% against the Thai baht to ¥2.81. Because the yen fell against all these main currencies, the operating results of Group companies in the United States, Europe and Thailand swelled on an exchange rate basis. Overall, the effect of exchange rates added ¥4,718 million to net sales and ¥2,650 million to net income.

Sales by Region
(Based on the location of the Company's offices)



2002
2003
2004
2005
2006
(% of total)
100
75
50
25
0
67.8
67.5
69.4
74.9
71.2
4.2
4.8
4.6
4.1
7.1
12.3
13.2

(Millions of yen)

	2002	2003	2004	2005	2006
Japan	159,368	166,178	188,441	230,946	**244,998**
Asia	9,948	11,705	12,404	12,648	**24,527**
Europe	28,964	32,639	37,486	33,803	**39,232**
North America	36,985	35,771	33,113	30,775	**35,471**

Sales to Domestic and Foreign Customers
(Based on the location of customers)



2002
2003
2004
2005
2006
(% of total)
100
75
50
25
0
56.2
56.0
54.6
54.0
50.4
10.7
13.3
16.5
20.1
25.2
16.2

(Millions of yen)

	2002	2003	2004	2005	2006
Japan	132,248	138,006	148,325	166,414	**173,506**
Asia and Other Areas	25,127	32,806	44,668	61,808	**86,848**
Europe	38,144	38,789	40,168	36,430	**41,201**
North America	39,746	36,692	38,283	43,520	**42,673**

Net Income

As net sales expanded, the cost of sales also rose, increasing 8.9% year on year to ¥172,034 million. Because cost of sales grew less than net sales, which increased 11.7%, the gross profit margin improved to 50.0%, up 1.3 percentage points from 48.7% in the previous fiscal year. Selling, general and administrative (SG&A) expenses also rose with the growth in net sales, increasing 9.0% to ¥71,098 million. SG&A expenses as a percentage of net sales, however, declined 0.4 percentage point, from 21.1% to 20.7%, because SG&A expenses rose at a lower pace than the growth rate for net sales. As a result, operating income increased 19.0% to ¥101,096 million, and the operating income ratio improved by 1.8 percentage points to 29.4%. By quarter, the operating income ratio was 30.6% in the first quarter, 29.1% in the second quarter, 31.2% in the third quarter and 26.7% in the fourth quarter.

Net income for the consolidated fiscal year under review increased 17.9% to ¥75,620, despite contraction in other income such factors as a fall in equity in earnings of associated companies of ¥2,423 million from the previous fiscal year and a decline in foreign exchange gains (losses), from ¥875 million in the previous year to ¥243 million. There were otherwise increase of ¥1,746 million for loss on clarification of soil pollution and ¥374 million for impairment losses, although declines of ¥323 million in loss on disposal of property, plant and equipment, and ¥741 million in loss on plant closure from the ¥1,264 million due to significant restructuring generated in the previous year.

Return on assets (ROA) improved by 1.2 percentage points to 21.2%, and return on equity (ROE) improved by 1.3 percentage points to 27.1%. Dividends for the consolidated fiscal year under review consisted of an interim dividend of ¥120 per share and a year-end dividend of ¥30 per share, for an aggregate ¥150 per share for the full year. If the interim dividend is adjusted retroactively to reflect the 4-for-1 stock split implemented in November 2005, the dividend payment for the full year amounts to ¥60 per share (¥120 ÷ 4 + ¥30 = ¥60), a 60% increase from previous year's dividend of ¥37.5 per share.

Operating Income, Ordinary Income and Net Income



(Millions of yen)
120,000
100,000
80,000
60,000
40,000
20,000
0

(Millions of yen)	2002	2003	2004	2005	2006
Operating income	43,898	52,983	68,167	84,920	**101,096**
Ordinary income	45,774	50,874	66,554	89,525	**103,638**
Net income	23,741	20,038	39,549	64,135	**75,620**

Quarterly Profits



(Millions of yen)
30,000
25,000
20,000
15,000
10,000
5,000
0

(Millions of yen)	2005 1Q	2005 2Q	2005 3Q	2005 4Q	2006 1Q	2006 2Q	2006 3Q	2006 4Q
Operating income	21,082	23,047	21,652	19,139	**25,056**	**24,740**	**27,257**	**24,043**
Ordinary income	22,366	24,405	22,314	20,440	**27,466**	**26,974**	**27,161**	**22,037**
Net income	16,223	16,671	16,123	15,118	**20,389**	**18,596**	**20,120**	**16,515**

Profit Ratios


(%)
35
30
25
20
15
10
5
0

(%)

		2002	2003	2004	2005	**2006**
Operating income ratio	●······	18.7	21.5	25.1	27.6	**29.4**
Ordinary income ratio	○——	19.5	20.7	24.5	29.1	**30.1**
Return on sales	●——	10.1	8.1	14.6	20.8	**22.0**

Quarterly Profit Ratios


(%)
35
30
25
20
15
10
5
0

(%)

		2005 1Q	2005 2Q	2005 3Q	2005 4Q	**2006 1Q**	**2006 2Q**	**2006 3Q**	**2006 4Q**
Operating income ratio	●······	28.1	29.4	27.8	24.9	**30.6**	**29.1**	**31.2**	**26.7**
Ordinary income ratio	○——	29.8	31.1	28.7	26.6	**33.6**	**31.7**	**31.1**	**24.4**
Return on sales	●——	21.6	21.3	20.7	19.6	**24.9**	**21.9**	**23.1**	**18.3**

Profitability


(%)
30
25
20
15
10
5
0

(%)

		2002	2003	2004	2005	**2006**
Return on equity (ROE)	●······	11.5	9.0	17.8	25.8	**27.1**
Ordinary income/total assets	○——	16.8	18.4	23.6	27.9	**29.1**
Return on assets (ROA)	●——	8.7	7.3	14.0	20.0	**21.2**

Segment Overview

Information Technology (Electro-Optics and Photonics Division)

Net sales in the Electro-Optics division rose 15.0% year on year to ¥190,552 million. In mask blanks for semiconductor production, demand was strong for high-precision products such as phase shift mask blanks in response to greater functionality and higher capacity of LSIs. There was an increase in orders for photomasks for semiconductor production, mainly high-end products that comply with 65-nm line width design rules, though sales remained flat overall as a result of a special order for ordinary class products during the previous fiscal year. In photomasks for LCD panels, the Group benefited from increased production capacity owing to the opening of a new production facility, and demand was strong for leading-edge, large-scale masks as a result of the establishment of highly active, new production lines, and the development of new models by many panel manufacturers.

In glass disks for HDDs, although demand for applications such as portable music players slowed from the middle of the year, demand for disks for laptop computers expanded strongly. Net sales also rose steadily as a result of the start of production at a new plant, and investment aimed at increasing production at existing plants. In optical glass products, inventory adjustments in the digital camera market that began in the second half of the previous year were completed. Sales rose from the previous fiscal year as a result of increased demand for lenses for digital cameras (mainly products with high degrees of added value), and the full-scale start of shipments of camera lenses for new applications such as mobile phones.

Operating income in the Electro-Optics division rose 18.3% to ¥74,862 million. In the first half, demand exceeded supply capacity for many products, boosting profit margins to high levels because plant capacity utilization rates were high. In the second half, supply capacity was filled as a result of the benefit of investment in increased production, although profit margins eroded due to such factors as the surfacing of price competition for certain products, and changes in the product mix. Demand for all products remained strong, however, and the operating income ratio for the full year rose by 1.0 percentage point to 39.1%. By quarter, the operating income ratio was 42.0% in the first quarter, 38.3% in the second quarter, 39.8% in the third quarter and 36.8% in the fourth quarter.

As indicated in the graph for "Sales Growth and Profitability of Main Business Segments" ("the segment graph"), the net sales growth rate in the Electro-Optics division was higher than the consolidated average growth rate for net sales of 11.7% (the circle is above the Consolidated Basis line), and the operating income ratio rose from the previous consolidated fiscal year (the circle shifted to the right).

Capital investment in the Electro-Optics division rose 16.5% to ¥37,244 million, due mainly to the establishment of a new large-scale LCD photomask plant in South Korea, a new HDD glass disk plant in Vietnam, and proactive investments to increase production capacity at existing plants, such as those for optical lenses.

Net sales for the Photonics division fell 6.1% to ¥10,093 million from the previous fiscal year. Operating income rose 4.6% to ¥934 million, and the operating income ratio improved 0.9 percentage point to 9.0%. Although net sales declined as a result of a reshuffling of the product mix in favor of more profitable products, earnings rose due to the strengthening of the marketing structure and greater efficiency in the production structure.

Electro-Optics Division



2004
2005
2006
(Millions of yen)
(%)
200,000
150,000
100,000
50,000
0
40
20
0

Electro-Optics Division	2004	2005	2006
Net sales (Millions of yen)	135,071	165,664	**190,552**
Operating income (Millions of yen) ■	45,170	63,290	**74,862**
Operating income ratio* (%) ●·····	33.4	38.1	**39.1**
Assets (Millions of yen)	132,240	162,638	**204,192**
Depreciation (Millions of yen)	13,205	14,730	**18,716**
Capital expenditures (Millions of yen)	22,247	31,962	**37,244**

* The operating income ratio above is calculated using net sales plus intersegment sales. Please refer to details on page 62 Segment Information.

Sales Growth and Profitability of Main Business Segments
Fiscal year ended March 31, 2006 (Compared with the previous fiscal year)



Sales Growth Ratio (%)
Consolidated Basis
Size of circle shows the volume of operating income.
Health Care
Consolidated Basis
Vision Care
Electro-Optics
35
25
15
5
-5
-15
Operating Income Ratio (%)
15
20
25
30
35
40
45

Eye Care (Vision Care Division)

Net sales of the Vision Care division rose 10.0% to ¥104,457 million. In the domestic eyeglass lens market, despite signs of deflationary trends and a sense of shrinkage of the market, there was an increase in high-value-added products such as progressive lenses, and sales rose slightly, 0.4% from the previous fiscal year. In overseas markets, on the other hand, strong growth in net sales was recorded in all regions, including Europe, North America and the Asia-Pacific region.

In Europe, the Company's principal market of Germany had remained sluggish since the abolishment in December 2003 of a provision of the health insurance system supporting the purchase of eyeglasses, but the deep-rooted popularity of high-value-added lenses and recovery since the abandonment of the health insurance provision resulted in a 15.9% rise in sales. The global headquarters for the Vision Care division has been moved to the Netherlands as part of an ongoing policy of focusing on the European market. In North America, awareness of the Hoya brand is steadily rising, and revenue rose 20.0% from the previous fiscal year as a result of the success of product strategies. In the Asia-Pacific region, the focus on marketing activity tailored to each region led to an 18.0% rise in net sales.

Operating income for the Vision Care division increased 19.3% to ¥20,370 million, while the operating income ratio was 19.5%, 1.5 percentage points higher than in the previous fiscal year. Profitability rose as a result of a decline in the sales to cost ratio following the rise in revenue, along with healthy sales of high-value-added products. By quarter, the operating income ratio was 17.9% in the first quarter, 19.6% in the second quarter, 21.9% in the third quarter and 18.7% in the fourth quarter. Circles in the segment graph have shifted up and to the right, reflecting the recovery in the net sales growth rate and increase in the profit margin.

Capital investment in the Vision Care division increased by 17.3% to ¥7,958 million. During the consolidated fiscal year under review, the Company continued to build a global production organization with a focus on optimal production locations.



2004
2005
2006
(Millions of yen)
(%)
120,000
100,000
80,000
60,000
40,000
20,000
0
40
20
0

	2004	2005	2006
Net sales (Millions of yen)	98,203	94,971	**104,457**
Operating income (Millions of yen)	17,496	17,079	**20,370**
Operating income ratio* (%)	17.8	18.0	**19.5**
Assets (Millions of yen)	92,082	90,765	**98,243**
Depreciation (Millions of yen)	5,735	5,900	**6,444**
Capital expenditures (Millions of yen)	6,916	6,787	**7,958**

* The operating income ratio above is calculated using net sales plus intersegment sales. Please refer to details on page 62 Segment Information.

Eye Care (Health Care Division)

Net sales for the Health Care division grew 13.0% to ¥35,484 million. In contact lenses, net sales expanded strongly due to efforts by directly managed *Eye City* stores to open new locations and increase the ability to attract customers, along with promotion of consulting sales requiring a high level of expertise. In IOLs, sales rose both in Japan and overseas as a result of sales of high-value-added products such as soft and yellow lenses, and due to aggressive efforts to develop the business globally.

Operating income for the Health Care division decreased 3.9% to ¥6,859 million. In the fourth quarter of the consolidated fiscal year under review, accounting for expenses related to the point system for product sales at *Eye City* was changed from time of use to time of conferment, resulting in a full year's worth of point system expenses for the consolidated fiscal year under review being recorded as a lump sum in SGA expenses during the fourth quarter. As a result of this change in the accounting treatment for the point system, and aggressive investment of R&D expenses in the IOL field, the operating income ratio fell in the short term during the fourth quarter, and the operating income ratio for the year was down 3.4 percentage points to 19.3%. By quarter, the operating margin was 24.1% in the first quarter, 24.8% in the second quarter, 21.0% in the third quarter and 7.6% in the fourth quarter.

On the segment graph, as a result of the increase in the net sales growth rate combined with the fall in profit margin, the circle has shifted upward and to the left. It also represents the effect of forward-looking investments made with an eye to future growth.

Capital investment in the Health Care division increased approximately 3.2 times to ¥2,391 million. This was mainly for capital expenditures related to R&D in the field of IOLs, and shifting of production plants overseas.



2004
2005
2006
(Millions of yen)
(%)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
40
20
0

	2004	2005	2006
Net sales (Millions of yen)	28,381	31,409	**35,484**
Operating income (Millions of yen)	6,273	7,141	**6,859**
Operating income ratio* (%)	22.1	22.7	**19.3**
Assets (Millions of yen)	18,873	18,330	**19,927**
Depreciation (Millions of yen)	532	669	**855**
Capital expenditures (Millions of yen)	1,201	738	**2,391**

* The operating income ratio above is calculated using net sales plus intersegment sales. Please refer to details on page 62 Segment Information.

Segment Overview

Other Businesses (Crystal Division)

Net sales for the Crystal division decreased 49.2% to ¥1,864 million. In response to the slowdown in corporate demand for gifts, Hoya is currently reducing the scale of this business, and is in the process of fundamentally restructuring the division. The Crystal division incurred an operating loss totaling ¥155 million for the consolidated fiscal year under review, although this loss is down significantly from the ¥421 million loss in the previous fiscal year. The value of certain assets was reduced to a recoverable amount, and the ¥864 million reduction was recorded as an impairment loss.



2004
2005
2006
(Millions of yen)
(%)
5,000
4,000
3,000
2,000
1,000
0
-500
0
-4
-8
-12
-16
-18
-20

		2004	2005	2006
Net sales (Millions of yen)		4,322	3,672	**1,864**
Operating loss (Millions of yen)	▬	-496	-421	**-155**
Operating loss ratio* (%)	●·····	-11.3	-11.3	**-8.2**
Assets (Millions of yen)		2,805	1,900	**840**
Depreciation (Millions of yen)		352	-	**-**
Capital expenditures (Millions of yen)		224	92	**762**

* The operating income ratio above is calculated using net sales plus intersegment sales. Please refer to details on page 62 Segment Information.

Sales Growth and Profitability by Geographical Segment
Fiscal year ended March 31, 2006 (Compared with the previous fiscal year)



Consolidated Basis
Sales Growth Ratio (%)
Size of circle shows the volume of operating income.
Asia
North America
Japan
Europe
Consolidated Basis
Operating Income Ratio (%)
0
5
10
15
20
25
30
35
40
120
100
80
60
40
20
0
-20

Capital Expenditures


2002
2003
2004
2005
2006
(Millions of yen)
50,000
40,000
30,000
20,000
10,000
0

(Millions of yen)		2002	2003	2004	2005	2006
Capital expenditures		19,585	15,948	30,659	40,175	**48,786**
Depreciation, amortization and other	▭	20,105	19,792	25,328	22,520	**27,485**

Note: Depreciation, amortization and other includes depreciation, amortization of goodwill, and loss on impairment of long-lived assets.

Research and Development Expenses


(%)
5
4
3
2
1
0
2002
2003
2004
2005
2006
(Billions of yen)
15
12
9
6
3
0

		2002	2003	2004	2005	2006
R&D expenses (Billions of yen)	▭	7.3	8.7	9.8	10.9	**14.1**
R&D expenses/net sales (%)	●·····	3.1	3.5	3.6	3.6	**4.1**

Group Employees by Region


2002
2003
2004
2005
2006
(% of total)
100
75
50
25
0
24.7
22.5
16.7
14.2
11.1
48.2
52.4
65.9
71.1
75.6
15.8
14.8
10.1
8.5
8.0

(Persons)		2002	2003	2004	2005	2006
Total		13,311	14,023	18,092	21,234	**25,176**
Japan		3,282	3,150	3,023	3,007	**2,800**
Asia		6,411	7,346	11,925	15,102	**19,030**
Europe	▭	2,102	2,082	1,821	1,809	**2,009**
North America	■	1,516	1,445	1,323	1,316	**1,337**

Financial Position

In terms of assets at the end of the consolidated fiscal year under review, current assets declined by 8.8% to ¥212,274 million. This was due mainly to a 4.0% increase in notes and accounts receivable to ¥78,294 million, against a 26.0% fall in cash and cash equivalents to ¥83,574 million stemming from an increase in expenditures for acquisition of treasury stock (up ¥63,994 million year on year), and an increase in dividend payments (up ¥11,157 million). Because property, plant and equipment increased 26.7% to ¥120,604 million, and investments and other assets rose 22.2% to ¥28,660 million, noncurrent assets expanded 25.8% to ¥149,264 million. Total assets increased 2.9% from the previous fiscal year to ¥361,538 million.

Current liabilities increased 12.0% to ¥79,305 million, reflecting increases in notes and accounts payable of 3.2% to ¥41,020 million, and income taxes payable of 43.1% to ¥14,342 million. Noncurrent liabilities fell 7.0% from the previous fiscal year to ¥1,832 million, while total liabilities were up 11.5% to ¥81,137 million.

In shareholders' equity, retained earnings decreased 0.7%, or ¥1,909 million, to ¥266,346 million, reflecting the increase in net income of ¥75,620 million, against a decrease of ¥77,529 million composed mainly of dividends paid of ¥23,398 million, and retirement of treasury stock of ¥53,181 million. Shareholders' equity rose 0.6% from the previous fiscal year to ¥279,481 million as a result of a shift in the foreign currency translation adjustments from a subtraction of ¥4,688 million the previous fiscal year to an addition of ¥7,142 million resulting from a decline in the value of the yen, and an increase in treasury stock of ¥8,401 million. The shareholders' equity ratio fell by 1.8 percentage points, to 77.3% from 79.1%.

Total Assets, Shareholders' Equity and Shareholders' Equity Ratio



(%)
90
85
80
75
70
65
60
2002
2003
2004
2005
2006
(Millions of yen)
400,000
300,000
200,000
100,000
0

		2002	2003	2004	2005	2006
Total assets (Millions of yen)		278,068	274,289	289,887	351,482	**361,538**
Shareholders' equity (Millions of yen)	▒	219,180	224,219	218,979	277,889	**279,481**
Shareholders' equity ratio (%)	●·····	78.8	81.7	75.5	79.1	**77.3**

Cash Flows

Cash provided by operating activities amounted to ¥105,855 million, an increase of ¥29,855 million from the previous fiscal year. The main factors with a positive impact on cash were income before income taxes and minority interests of ¥97,367 million (up ¥13,901 million year on year) and depreciation and amortization of ¥26,252 million (up ¥4,591 million). The main factors with a negative impact on cash were an increase in notes and accounts receivable of ¥4,042 million (down ¥1,351 million year on year), an increase in inventories of ¥2,547 million (up ¥21 million), and income taxes paid of ¥18,247 million (down ¥5,011 million).

Net cash used in investing activities amounted to ¥52,013 million, an increase of ¥16,489 million from the previous fiscal year. This mainly reflected purchases of property, plant and equipment of ¥47,742 million (up ¥14,348 million year on year), a significant rise that has continued from the previous fiscal year.

Net cash used in financing activities amounted to ¥85,788 million, an increase of ¥74,096 million from the previous fiscal year. Main uses of cash were acquisition of treasury stock of ¥64,032 million (up ¥63,994 million year on year), and payment of dividends of ¥23,403 million (up ¥11,157 million).

As a result of the above, the balance of cash and cash equivalents at the end of the consolidated fiscal year under review totaled ¥83,574 million, a decrease of ¥29,301 million.

Net Cash Provided by Operating Activities



2002
2003
2004
2005
2006
(Millions of yen)
120,000
100,000
80,000
60,000
40,000
20,000
0

(Millions of yen)

	2002	2003	2004	2005	2006
Net income	23,741	20,038	39,549	64,135	**75,620**
Net cash provided by operating activities	41,023	38,390	78,744	76,000	**105,855**

Quarterly Net Cash Provided by Operating Activities



2005
1Q
2Q
3Q
4Q
2006
1Q
2Q
3Q
4Q
(Millions of yen)
50,000
40,000
30,000
20,000
10,000
0

(Millions of yen)

	2005 1Q	2005 2Q	2005 3Q	2005 4Q	2006 1Q	2006 2Q	2006 3Q	2006 4Q
Net income	16,223	16,671	16,123	15,118	**20,389**	**18,596**	**20,120**	**16,515**
Net cash provided by operating activities	10,091	25,522	12,603	27,784	**17,759**	**29,802**	**17,025**	**41,269**

Stock Price Data


(Times)
100
80
60
40
20
0
2002
2003
2004
2005
2006
(Yen)
5,000
4,000
3,000
2,000
1,000
0

	2002	2003	2004	2005	2006
Price earnings ratio (Times)	44.5	41.8	28.9	20.4	27.7
Price cash flow ratio (Times)	25.6	21.6	14.5	17.2	19.7
Price book value ratio (Times)	4.8	3.7	5.2	4.7	7.3
Stock price at fiscal year-end (Yen) (after adjustment for stock split)	2,260	1,787	2,537	2,950	4,750

Stock Price and Trading Volume

(after adjustment for stock split)


Stock price (Yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
FY2005
FY2006
Trading volume
(Thousands of shares)
60,000
50,000
40,000
30,000
20,000
10,000
0
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 (Month)

Dividend Per Share


2002
2003
2004
2005
2006
(Yen)
60
40
20
0

(Yen)	2002	2003	2004	2005	2006
Period-end dividend	6.25	6.25	12.50	22.50	30.00
Interim dividend	6.25	6.25	12.50	15.00	30.00
Total dividend	12.50	12.50	25.00	37.50	60.00

Note: Dividend per share has been retroactively adjusted to reflect a 4-for-1 split of common shares implemented on November 15, 2005. The interim dividend per share for 2006 indicated above is ¥30 reflecting a stock split, although the actual interim payment before the split was ¥120.

Business Risk

The main items believed to be potential risk factors for development of the businesses of the Hoya Group are described below. Matters concerning forward-looking activities included in these statements are based on information evaluated by Hoya's management as of the date these materials were prepared.

Fluctuation of Exchange Rates

As the Hoya Group develops its business on a global scale, if the currencies of those countries in which the Hoya Group has major manufacturing operations appreciate, export prices of its products would rise, which would incur an increase in costs on a consolidated basis. If the currencies of those countries in which the Hoya Group has major sales operations depreciate, it would bring about a decrease in sales.

Influence of International Situations

At present, the situation in some countries, is extremely tense. Hereafter, in the event that movement of people, goods or money were restrained extraordinarily in a certain region, or if certain unexpected events took place in those countries in which the Hoya Group has business operations—including changes in the political, economic or legal environments, labor shortages, strikes, or natural calamities, etc.—certain problems may arise in the execution of business operations.

Our Business as in Production Goods

Every part of the Electro-Optics products range, which constitutes a major portion of the Hoya Group revenue, involves intermediate production goods, components or materials. Therefore, growth of the business thereof is affected substantially by the market conditions of such products as semiconductors, LCD panels and HDDs that are manufactured utilizing the Hoya Group products, and by that of personal computers and home appliances, etc. that are manufactured utilizing the resultant products.

Emergence of Discounters and Lowering of Prices in the Consumer Goods Sector

In recent years in the eyeglass and contact lens markets, discount shops of an unprecedented type have emerged and brought about a lowering of prices. If the influence of such discount shops swells to an extent that cannot be absorbed by the Hoya Group's cost reduction efforts and strategies for adding high value both in Japan and abroad, the business results and financial condition of the Hoya Group might be adversely affected.

Competence for Developing New Products

In the industrial sector to which Hoya Group belongs, technological advances are swift and the Hoya Group strives at all times to develop state-of-the-art technologies. However, if the Hoya Group fails to sufficiently predict changes in the sector and markets or to develop new products that meet customer needs in time, the business results and financial condition of Hoya Group might be adversely affected.

Competition

The Hoya Group, which has the top market share for its many products in their respective sectors, is constantly exposed to relentless competition. There is no guarantee that the Hoya Group can maintain its overwhelming market share and compete efficiently in future. If customers shift allegiance due to cost pressures or inefficiency of Hoya's competitiveness, the business results and financial condition of Hoya Group might be adversely affected.

Production Capacity

At present, the Hoya Group reinforces its production capacity so as to meet orders that exceed existing production capacity in multiple business areas. However, if the setting up of such capacity were delayed for any reason, it would affect not only the Hoya Group's results but also the production and sales plans of its customers, which might bring about increased market share for its competitors, etc., and adversely affect the business results and financial condition of the Hoya Group..

New Business

New business is important for future growth. In the event that no promising new business is developed, the growth of the Hoya Group might not be achieved as planned. Besides, the Hoya Group may carry out mergers and acquisitions as a part of its business strategy. If unexpected obstacles emerge after such acquisition and unscheduled time and costs are required, the business results and financial condition of the Hoya Group might be adversely affected.

Consolidated Balance Sheets

Hoya Corporation and Subsidiaries
March 31, 2006 and 2005

ASSETS	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 1) 2006
CURRENT ASSETS:			
Cash and cash equivalents	¥ 83,574	¥ 112,875	$ 711,450
Notes and accounts receivable:			
Trade	78,381	73,619	667,243
Other	1,426	2,913	12,139
Allowance for doubtful receivables	(1,513)	(1,236)	(12,880)
Inventories (Note 4)	41,178	36,165	350,541
Deferred income taxes (Note 10)	7,408	6,501	63,063
Prepaid expenses and other current assets	1,820	2,035	15,493
Total current assets	212,274	232,872	1,807,049
PROPERTY, PLANT AND EQUIPMENT (Note 5):			
Land	8,649	8,937	73,627
Buildings and structures	61,583	56,916	524,245
Machinery and vehicles	193,972	165,885	1,651,247
Furniture and equipment	25,023	22,858	213,016
Construction in progress	13,196	6,907	112,335
Total	302,423	261,503	2,574,470
Accumulated depreciation	(181,819)	(166,345)	(1,547,791)
Net property, plant and equipment	120,604	95,158	1,026,679
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 3)	2,998	897	25,521
Investments in associated companies (Note 6)	11,063	9,486	94,177
Goodwill	1,875	1,336	15,962
Software	3,922	3,101	33,387
Lease deposits	3,006	2,633	25,590
Deferred income taxes (Note 10)	2,757	3,098	23,470
Other assets	3,335	3,203	28,390
Allowance for doubtful receivables	(296)	(302)	(2,520)
Total investments and other assets	28,660	23,452	243,977
TOTAL	¥ 361,538	¥ 351,482	$ 3,077,705

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 1) 2006
CURRENT LIABILITIES:			
Short-term loans (Note 8)	¥ —	¥ 195	$ —
Notes and accounts payable:			
Trade	28,070	24,453	238,955
Construction and other	12,950	15,289	110,241
Income taxes payable (Note 10)	14,342	10,023	122,091
Accrued bonuses to employees	4,208	3,917	35,822
Accrued expenses	18,409	14,162	156,712
Other current liabilities	1,326	2,753	11,288
Total current liabilities	79,305	70,792	675,109
LONG-TERM LIABILITIES:			
Reserve for periodic repairs	620	542	5,278
Other long-term liabilities	1,212	1,428	10,318
Total long-term liabilities	1,832	1,970	15,596
MINORITY INTERESTS	920	831	7,832
CONTINGENT LIABILITIES (Notes 12, 13 and 15)			
SHAREHOLDERS' EQUITY (Notes 9 and 17):			
Common stock— authorized, 1,250,519,400 shares in 2006 and 316,224,600 shares in 2005; issued, 435,017,020 shares in 2006 and 112,349,005 shares in 2005	6,264	6,264	53,324
Capital surplus	15,899	15,899	135,345
Retained earnings	266,346	268,255	2,267,353
Net unrealized gain on available-for-sale securities	110	38	936
Foreign currency translation adjustments	7,142	(4,688)	60,799
Treasury stock— at cost, 4,401,607 shares in 2006 and 967,762 shares in 2005	(16,280)	(7,879)	(138,589)
Total shareholders' equity	279,481	277,889	2,379,168
TOTAL	¥361,538	¥351,482	$3,077,705

Consolidated Statements of Income

Hoya Corporation and Subsidiaries
Years Ended March 31, 2006, 2005 and 2004

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2006	2005	2004	2006
NET SALES	¥344,228	¥308,172	¥271,444	$2,930,348
COST OF SALES (Notes 11 and 12)	172,034	158,024	142,683	1,464,493
Gross profit	172,194	150,148	128,761	1,465,855
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Notes 7, 11 and 12)	71,098	65,228	60,594	605,244
Operating income	101,096	84,920	68,167	860,611
OTHER INCOME (EXPENSES):				
Interest and dividend income	1,795	1,022	558	15,281
Interest expense	(142)	(87)	(189)	(1,209)
Foreign exchange gains (losses)—net	243	875	(2,900)	2,069
Equity in earnings of associated companies	1,285	3,708	1,700	10,939
Loss on clarification of soil pollution and others	(3,726)	(1,980)	—	(31,719)
Loss on closure of plant	(523)	(1,264)	—	(4,452)
Loss on disposal of property, plant and equipment	(625)	(948)	(1,900)	(5,321)
Loss on impairment of long-lived assets (Note 5)	(1,233)	(859)	(2,040)	(10,496)
Additional retirement benefits paid to employees (Note 7)	(1,689)	(843)	(1,090)	(14,378)
Gain on sales of property, plant and equipment and other assets	109	195	523	928
Gain on transfer of business	1,656	—	—	14,097
Amortization of goodwill	—	—	(3,300)	—
Additional expense incurred to dissolve the contributory funded pension plan (Note 7)	—	—	(888)	—
Other income (expenses)—net	(879)	(1,273)	(3,145)	(7,483)
Other expenses—net	(3,729)	(1,454)	(12,671)	(31,744)
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	97,367	83,466	55,496	828,867
INCOME TAXES (Note 10):				
Current	22,250	18,690	18,574	189,410
Deferred	(512)	532	(2,775)	(4,358)
Total income taxes	21,738	19,222	15,799	185,052
MINORITY INTERESTS IN NET INCOME	(9)	(109)	(148)	(76)
NET INCOME	¥ 75,620	¥ 64,135	¥ 39,549	$ 643,739

	Yen			U.S. Dollars
	2006	2005	2004	2006
PER SHARE OF COMMON STOCK (Notes 2.o and 16):				
Basic net income	¥171.71	¥578.84	¥350.96	$1.46
Diluted net income	171.08	577.52	350.56	1.46
Cash dividends applicable to the year	150.00	150.00	100.00	1.28

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Hoya Corporation and Subsidiaries
Years Ended March 31, 2006, 2005 and 2004

		Millions of Yen					
	Outstanding Number of Shares of Common Stock	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-Sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, MARCH 31, 2003	115,173,355	¥6,264	¥15,899	¥216,272	¥ 15	¥(7,178)	¥ (7,053)
Net income				39,549			
Appropriations:							
Cash dividends, ¥75.00 per share				(8,440)			
Bonuses to directors				(169)			
Repurchase of treasury stock	(3,962,711)						(32,905)
Disposal of treasury stock	55,894			(36)			454
Net decrease in unrealized gain on available-for-sale securities					(45)		
Net decrease in foreign currency translation adjustments						(3,648)	
BALANCE, MARCH 31, 2004	111,266,538	6,264	15,899	247,176	(30)	(10,826)	(39,504)
Net income				64,135			
Appropriations:							
Cash dividends, ¥110.00 per share				(12,241)			
Bonuses to directors				(63)			
Repurchase of treasury stock	(3,437)						(38)
Disposal of treasury stock	118,142			(50)			961
Retirement of treasury stock				(30,702)			30,702
Net increase in unrealized gain on available-for-sale securities					68		
Net increase in foreign currency translation adjustments						6,138	
BALANCE, MARCH 31, 2005	111,381,243	6,264	15,899	268,255	38	(4,688)	(7,879)
Net income				**75,620**			
Appropriations:							
Cash dividends, ¥210.00 per share				**(23,398)**			
Bonuses to directors				**(65)**			
Stock split (Note 16)	**334,143,729**						
Repurchase of treasury stock	**(15,695,711)**						**(64,032)**
Disposal of treasury stock	**786,152**			**(871)**			**2,450**
Retirement of treasury stock				**(53,181)**			**53,181**
Net increase in unrealized gain on available-for-sale securities					**72**		
Net increase in foreign currency translation adjustments						**11,830**	
Other decreases				**(14)**			
BALANCE, MARCH 31, 2006	**430,615,413**	**¥6,264**	**¥15,899**	**¥266,346**	**¥110**	**¥ 7,142**	**¥(16,280)**

	Thousands of U.S. Dollars (Note 1)					
	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-Sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, MARCH 31, 2005	$53,324	$135,345	$2,283,604	$323	$(39,908)	$ (67,072)
Net income			643,739			
Appropriations:						
Cash dividends, $1.79 per share			(199,183)			
Bonuses to directors			(553)			
Stock split (Note 16)						
Repurchase of treasury stock						(545,093)
Disposal of treasury stock			(7,415)			20,856
Retirement of treasury stock			(452,720)			452,720
Net increase in unrealized gain on available-for-sale securities				613		
Net increase in foreign currency translation adjustments					100,707	
Other decrease			(119)			
BALANCE, MARCH 31, 2006	$53,324	$135,345	$2,267,353	$936	$ 60,799	$(138,589)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Hoya Corporation and Subsidiaries
Years Ended March 31, 2006, 2005 and 2004

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2006	2005	2004	**2006**
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	**¥ 97,367**	¥ 83,466	¥ 55,496	**$ 828,867**
Adjustments for:				
Depreciation and amortization	**26,252**	21,661	19,988	**223,478**
Amortization of goodwill	**—**	—	3,300	**—**
Provision for (reversal of) allowance for doubtful receivables	**235**	(345)	(1,169)	**2,000**
Provision for accrued bonuses to employees	**278**	194	191	**2,367**
Reversal of accrued retirement benefits	**—**	—	(293)	**—**
Provision for reserve for periodic repairs	**76**	185	94	**647**
Gain on sales of property, plant and equipment and other assets	**(109)**	(195)	(523)	**(928)**
Loss on disposal of property, plant and equipment	**625**	948	1,900	**5,321**
Loss on impairment of long-lived assets	**1,233**	859	2,040	**10,496**
Foreign exchange loss (gain)	**(599)**	(233)	1,209	**(5,099)**
Bonuses to directors	**(65)**	(63)	(169)	**(553)**
Gain on transfer of business	**(1,656)**	—	—	**(14,097)**
Equity in earnings of associated companies	**(1,285)**	(3,708)	(1,700)	**(10,939)**
Other	**77**	554	1,126	**655**
Changes in assets and liabilities:				
Increase in notes and accounts receivable	**(4,042)**	(5,393)	(4,997)	**(34,409)**
Decrease (increase) in inventories	**(2,547)**	(2,526)	222	**(21,682)**
Decrease (increase) in other current assets	**2,097**	2,428	(1,961)	**17,851**
Increase (decrease) in notes and accounts payable	**3,644**	(1,629)	5,116	**31,021**
Increase in other current liabilities	**2,420**	3,142	1,719	**20,601**
Interest and dividends income	**(1,795)**	(1,022)	(558)	**(15,281)**
Interest expense	**142**	87	189	**1,209**
Interest and dividends receivable	**1,866**	958	659	**15,885**
Interest payable	**(112)**	(110)	(155)	**(953)**
Income taxes—paid	**(18,247)**	(23,588)	(6,880)	**(155,333)**
Income taxes—refunded	**—**	330	3,900	**—**
Total adjustments	**8,488**	(7,466)	23,248	**72,257**
Net cash provided by operating activities	**105,855**	76,000	78,744	**901,124**
INVESTING ACTIVITIES:				
Proceeds from sales of investment securities	**—**	—	102	**—**
Payments for investment securities	**(2,070)**	(10)	(379)	**(17,622)**
Acquisition of majority shares	**(337)**	—	—	**(2,869)**
Proceeds from sales of property, plant and equipment	**267**	541	814	**2,273**
Payments for property, plant and equipment	**(47,742)**	(33,394)	(23,212)	**(406,419)**
Payments for purchases of goodwill	**—**	—	(3,300)	**—**
Proceeds from transfer of business	**2,230**	—	—	**18,984**
Proceeds from other assets	**271**	532	2,829	**2,307**
Payments for purchases of other assets	**(4,632)**	(3,193)	(5,193)	**(39,431)**
Net cash used in investing activities	**(52,013)**	(35,524)	(28,339)	**(442,777)**

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2006	2005	2004	**2006**
FINANCING ACTIVITIES:				
Net decrease in short-term loans	**¥ (208)**	¥ (158)	¥ (1,738)	**$ (1,771)**
Payments for purchases of treasury stock	**(64,032)**	(38)	(32,921)	**(545,092)**
Proceeds from sales of treasury stock	**1,855**	911	419	**15,791**
Dividends paid	**(23,403)**	(12,246)	(8,588)	**(199,225)**
Other	**(0)**	(161)	(25)	**(0)**
Net cash used in financing activities	**(85,788)**	(11,692)	(42,853)	**(730,297)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(31,946)**	28,784	7,552	**(271,950)**
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARY AT THE DATE OF CHANGE	**—**	—	378	**—**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	**2,645**	3,666	(3,199)	**22,516**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**112,875**	80,425	75,694	**960,884**
CASH AND CASH EQUIVALENTS, END OF YEAR	**¥ 83,574**	¥112,875	¥ 80,425	**$ 711,450**
NON-CASH INVESTING AND FINANCING ACTIVITIES:				
Retirement of treasury stock	**¥ 53,181**	¥ 30,702	¥ —	**$ 452,720**
Increase in assets and liabilities due to consolidation of a subsidiary previously unconsolidated				
Assets (primarily accounts receivable, inventory and property)	**—**	—	2,607	**—**
Liabilities (primarily trade payables)	**—**	—	(870)	**—**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Hoya Corporation and Subsidiaries

No. 1 BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2006, which was ¥117.47 to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

No. 2 SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

a. Principles of Consolidation—The consolidated financial statements as of March 31, 2006 include the accounts of the Company and its 62 (58 in 2005 and 55 in 2004) subsidiaries (together, the "Group").

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investment in an associated company through the years is accounted for by the equity method and remaining associated companies are stated at cost due to immateriality.

The differences between the cost and underlying net equity of investment in consolidated subsidiaries and associated companies accounted for by the equity method are charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Group are eliminated.

b. Cash Equivalents—Cash equivalents are short-term investments that are readily convertible into cash, and are exposed to insignificant risk of changes in value. Cash equivalents mature or become due within three months of the date of acquisition.

c. Inventories—Inventories are stated principally at cost using the average method.

d. Investment Securities—All investment securities are classified as available-for-sale securities. Marketable available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. Property, Plant and Equipment—Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its domestic subsidiaries is computed substantially by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to buildings acquired on or after April 1, 1998 by the Company and its domestic subsidiaries, and to almost all property, plant and equipment of consolidated foreign subsidiaries. The net book value of tangible fixed assets depreciated by the straight-line method was approximately 66.4% of total tangible fixed assets in 2006 and 56.3% in 2005. The ranges of useful lives are from 10 to 50 years for buildings and structures and from 5 to 10 years for machinery and vehicles.

f. Long-Lived Assets—The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

g. Intangible Assets—Intangible assets are carried at cost less accumulated amortization, which is calculated by the straight-line method. Amortization of software is calculated over 5 years. Goodwill is amortized with a period of 20 years on a straight-line method.

h. Research and Development Expenses—Research and development expenses are charged to income when incurred.

i. Leases—All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

j. Income Taxes—The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. Appropriations of Retained Earnings—Appropriations of retained earnings at each year end are reflected in the consolidated financial statements for the following year upon shareholders' approval or resolution of the Board of Directors.

l. Foreign Currency Translations—All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income to the extent that they are not hedged by forward exchange contracts.

m. Foreign Currency Financial Statements—The balance sheet accounts of the consolidated overseas subsidiaries and associated companies are translated into Japanese yen at the current exchange rates as of the balance sheet dates except for shareholders' equity, which is translated at historical exchange rates. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of the consolidated overseas subsidiaries are translated into Japanese yen at the monthly average exchange rates.

n. Derivatives and Hedging Activities—The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates. Foreign exchange forward contracts are utilized by the Group to reduce foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the statements of income and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign exchange forward contracts employed to hedge foreign currency exchange rate exposures for export sales are measured at the fair value and the unrealized gains/losses are recognized in income. Forward contracts applied for forecasted (or committed) transactions are also measured at the fair value but the unrealized gains/losses are deferred until the underlying transactions are completed.

o. Per Share Information—Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if the outstanding stock options were exercised into common stock. Diluted net income per share of common stock assumes full exercise of the outstanding stock options at the beginning of the year (or at the time of grant).

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

p. Reclassifications—Certain reclassifications have been made for the 2005 and 2004 consolidated financial statements to conform to the classifications used in 2006. These changes had no impact on previously reported results of operations or cash flows or shareholders' equity.

No. 3 INVESTMENT SECURITIES

Investment securities as of March 31, 2006 and 2005 mainly consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Marketable equity securities	¥1,875	¥309	$15,962
Non-marketable equity securities	1,081	588	9,202
Total	¥2,956	¥897	$25,164

The carrying amounts and aggregate fair values of marketable equity securities at March 31, 2006 and 2005 were as follows:

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
March 31, 2006:				
Available-for-sale—Equity securities	¥1,693	¥182	—	¥1,875
March 31, 2005:				
Available-for-sale—Equity securities	160	149	—	309

	Thousands of U.S. Dollars			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
March 31, 2006				
Available-for-sale—Equity securities	$14,412	$1,550	—	$15,962

Available-for-sale securities whose fair value was not readily determinable as of March 31, 2006 and 2005 were as follows:

	Carrying Amount		
	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Equity securities	¥ 802	¥274	$6,827
Investment to limited partnership and others	279	314	2,375
Total	¥1,081	¥588	$9,202

There were no sales of available-for-sale securities for the years ended March 31, 2006 and 2005.

No. 4 INVENTORIES

Inventories at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Finished products and merchandise	**¥15,646**	¥14,623	**$133,191**
Semi-finished products and work in process	**9,446**	8,084	**80,412**
Raw materials	**6,836**	6,198	**58,194**
Supplies	**9,250**	7,260	**78,744**
Total	**¥41,178**	¥36,165	**$350,541**

No. 5 LONG-LIVED ASSETS

The Group reviewed its long-lived assets for impairment as of the years ended March 31, 2006 and 2005. As a result, the Group recognized impairment losses of ¥864 million ($7,355 thousand) and ¥92 million for the years ended March 31, 2006 and 2005, respectively, as other expense for a decline in value, mainly from property of certain plants including the Musashi Plant of the Crystal division, due to a continuous operating loss of that unit. The carrying amount of the relevant machinery was written down to the recoverable amount, which was measured at its value in use. The discount rate used for computation of the present value of future cash flows was 5%.

The Group reviewed its long-lived assets for impairment as of the year ended March 31, 2005 and as a result, recognized an impairment loss of ¥767 million as other expense for a decline in value, mainly from land of the Photonics division of the Maebashi Plant due to a close of that unit. The carrying amount of the relevant property, plant and equipment was written down to the recoverable amount, which was measured in consult of appraised value of land facing a thoroughfare and sales amount among others.

The Group reviewed its long-lived assets for impairment as of the year ended March 31, 2006, and as a result recognized an impairment loss of ¥369 million ($3,141 thousand) as other expense for a decline in value of the leased land in Machida-city, due to a fall of market land prices. The carrying amount of the relevant land was written down to the recoverable amount, which was measured at its declared value.

No. 6 INVESTMENTS IN ASSOCIATED COMPANIES

Investments in associated companies at March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Investments	**¥11,063**	¥9,486	**$94,177**

No. 7 RETIREMENT BENEFITS AND PENSION PLANS

For the year ended March 31, 2003, the Company and certain domestic subsidiaries dissolved the contributory funded plan and abolished the unfunded retirement benefit plan. The remaining balance of transitional obligation at the dissolution of the contributory funded pension plan and the abolishment of the unfunded retirement benefit plan was charged to income in the year ended March 31, 2003.

The components of net periodic benefit costs for the years ended March 31, 2006, 2005 and 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	**2006**
Additional expense incurred to dissolve the contributory funded pension plan	**¥ —**	¥ —	¥ 888	**$ —**
Additional retirement benefits paid to employees	**1,689**	843	1,090	**14,378**
Net periodic benefit costs	**¥1,689**	¥843	¥1,978	**$14,378**

Additional expenses incurred to dissolve the contributory funded pension plan were loss incurred on the dissolution of the plan for the year ended March 31, 2004.

No. 8 SHORT-TERM LOANS

Short-term loans at March 31, 2005 consisted of notes to banks and bank overdrafts and the annual interest rates applicable to the short-term loans were 4.70% at March 31, 2005. There were no short-term loans at March 31, 2006.

No. 9 SHAREHOLDERS' EQUITY

Under the Japanese laws and regulations, the entire amount of payment for new shares is required to be designated as common stock, although, generally, a company may, by a resolution of the Board of Directors, designate an amount not exceeding one-half of the price of the new shares as additional paid-in capital, which is included in capital surplus.

Japanese Company Law ("the Law") became effective on May 1, 2006, and, at the same time, the Japanese Commercial Code was repealed ("the Code").

Under the Code, companies were required to set aside an amount equal to at least 10% of cash dividends and other cash appropriations as legal earnings reserve until the total of legal earnings reserve and additional paid-in capital equaled 25% of common stock. Under the Law, in cases when dividends are paid, an amount equal to 10% of the dividends or the excess of 25% of common stock over the total of additional paid-in-capital and legal earnings reserve, whichever is the smaller, must be set aside as additional paid-in-capital or legal earnings reserve. Under the Code, additional paid-in capital and legal earnings reserve were available for distribution by the resolution of the shareholders' meeting as long as the total amount of legal earnings reserve and additional paid-in capital remained equal to or exceeded 25% of common stock. Under the Law, even when the total amount of additional paid-in-capital and legal earnings reserve is less than 25% of common stock, additional paid-in-capital and legal earnings reserve may be available for dividends if there are sufficient distributable surplus. Under the Code, legal earnings reserve and additional paid-in capital could be used to eliminate or reduce a deficit by a resolution of the shareholders' meeting or may be capitalized by a resolution of the Board of Directors. Under the Law, both of those appropriations require a resolution of the shareholders' meeting. Legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

Both of the Code and the Law allow Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the shareholders meeting. The Company retired treasury stock of ¥53,181 million ($452,720 thousand) and ¥30,702 million during the fiscal years ended March 31, 2006 and 2005, respectively.

The general shareholders meeting held in June 2003 approved the introduction of the Committees System stipulated in the Code. Before the Committees System was introduced, dividends had been approved by the general shareholders meeting held subsequent to the fiscal year to which the dividends were applicable. After introducing the Committees System, dividends may be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

No. 10 INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.4% for the years ended March 31, 2006 and 2005 and 41.7% for the year ended March 31, 2004.

Significant components of deferred tax assets and liabilities as of March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Current:			
Deferred tax assets:			
Inventories—intercompany unrealized profits	¥1,692	¥1,711	$14,404
Accrued bonuses to employees	1,602	1,529	13,638
Accrued loss on clarification of soil pollution and others	1,474		12,548
Accrued enterprise taxes	728	692	6,197
Accrued expenses	—	498	—
Inventories—loss on write-down	254	455	2,162
Other	1,658	1,616	14,114
Total	¥7,408	¥6,501	$63,063
Non-current:			
Deferred tax assets:			
Amortization of goodwill and property, plant and equipment	¥1,962	¥1,876	$16,702
Loss on impairment of long-lived assets	1,376	862	11,714
Loss on closure of plant in the next year	—	510	—
Allowance for doubtful receivables	105	117	894
Other	259	624	2,205
Total	3,702	3,989	31,515
Deferred tax liabilities:			
Reserves for special depreciation and other	705	700	6,002
Other	240	191	2,043
Total	945	891	8,045
Net deferred tax assets	¥2,757	¥3,098	$23,470

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2006, 2005 and 2004 was as follows:

	2006	2005	2004
Normal effective statutory tax rate	**40.4%**	40.4%	41.7%
Lower or exemption of income tax rates applicable to income in certain foreign countries	**(18.2)**	(13.8)	(12.4)
Expenses not permanently deductible for income tax purposes	**0.4**	0.4	0.7
Per capita portion	**0.1**	0.1	0.2
Non-taxable dividend income	**(1.8)**	(2.6)	(2.1)
Intercompany cash dividend and transactions	**1.8**	0.8	1.6
Equity in earnings of associated companies	**(0.5)**	(1.8)	(1.2)
Special income tax credit on experiment and research expenses	**(0.5)**	(0.8)	(1.1)
Other—net	**0.6**	0.3	1.1
Actual effective tax rate	**22.3%**	23.0%	28.5%

No. 11 RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses charged to income for the years ended March 31, 2006, 2005 and 2004 were ¥14,135 million ($120,329 thousand), ¥10,957 million and ¥9,847 million, respectively.

No. 12 LEASES

The Group leases certain machinery, computer equipment, office space and other assets. Total rental expenses including lease payments for the years ended March 31, 2006, 2005 and 2004 were ¥5,602 million ($47,689 thousand), ¥5,802 million and ¥6,748 million, respectively. For the year ended March 31, 2004, the Group recorded an impairment loss of ¥276 million on certain leased property held under finance leases that do not transfer ownership, and an allowance for impairment loss on leased property, which is included in current liabilities.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, accumulated impairment loss, obligation under finance lease, depreciation expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2006 and 2005 was as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2006			2005			**2006**		
	Machinery and Vehicles	Furniture and Equipment	Total	Machinery and Vehicles	Furniture and Equipment	Total	Machinery and Vehicles	Furniture and Equipment	Total
Acquisition cost	**¥3,485**	**¥2,084**	**¥5,569**	¥3,796	¥2,409	¥6,205	**$29,667**	**$17,741**	**$47,408**
Accumulated depreciation	**2,398**	**1,138**	**3,536**	2,191	1,667	3,858	**20,414**	**9,687**	**30,101**
Accumulated impairment loss	—	—	—	—	203	203	—	—	—
Net leased property	**¥1,087**	**¥ 946**	**¥2,033**	¥1,605	¥ 539	¥2,144	**$ 9,253**	**$ 8,054**	**$17,307**

The imputed interest expense portion as lessee is included in the above acquisition cost.

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Due within one year	**¥ 833**	¥ 786	**$ 7,091**
Due after one year	**1,200**	1,358	**10,216**
Total	**¥2,033**	¥2,144	**$17,307**

Allowance for impairment loss on leased property of ¥170 million as of March 31, 2005 is not included in obligations under finance leases.

Depreciation expense and other information under finance leases:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	**2006**
Depreciation expense	**¥726**	¥959	¥1,297	**$6,180**
Lease payments	**896**	959	1,297	**7,627**
Reversal of allowance for impairment loss on leased property	**170**	105	—	**1,447**
Impairment loss	**—**	—	276	**—**

The imputed interest expense portion as lessee is included in the above obligations under finance leases.

No. 13 CONTINGENT LIABILITIES

At March 31, 2006, the Group had the following contingent liabilities:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Guarantees of borrowings and lease obligations for customers	**¥2,206**	¥1,364	**$18,779**
Guarantees of borrowings for the Group's employees	**4**	5	**34**
Total	**¥2,210**	¥1,369	**$18,813**

No. 14 STOCK-BASED COMPENSATION PLANS (UNAUDITED)

On June 17, 2005, June 18, 2004, June 20, 2003 and June 21, 2002, the Company's shareholders approved a stock option plan for the Group's directors and key employees. Under the plan, 4,401 thousand options were granted to them to purchase shares of the Company's common stock during the exercise period from October 1, 2006 to September 30, 2015, October 1, 2005 to September 30, 2009, October 1, 2004 to September 30, 2008 or from October 1, 2003 to September 30, 2007. The options were granted at an exercise price of ¥4,150, ¥2,713, ¥2,438, ¥1,673 or ¥1,918.

At the Company's shareholders' meeting held on June 16, 2006, the following stock option plan for the Group's directors and key employees was approved. The plan provides for granting options to the Group's directors and key employees to purchase up to 1,200 thousand shares of the Company's common stock in the period from October 1, 2007 to September 30, 2016. The options are granted at an exercise price at the fair value at the previous date of the option grant. The Company plans to issue acquired treasury stock upon exercise of the stock options.

No. 15 DERIVATIVES

The Group enters into foreign currency forward contracts to hedge foreign currency exchange risk associated with certain assets and liabilities denominated in foreign currencies.

All derivative transactions are entered into to hedge foreign currency exposures incorporated within its business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amount.

Foreign currency forward contracts which qualify for hedge accounting for the years ended March 31, 2006 and 2005 and such amounts which are assigned to the associated assets or liabilities and are recorded on the balance sheets at March 31, 2006 and 2005, are not subject to disclosure of market value information.

No. 16 NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2006, 2005 and 2004 was follows:

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
	Net Income	Weighted-Average Shares	EPS	EPS
Year ended March 31, 2006:				
Basic EPS—Net income available to common shareholders	**¥75,555**	**440,008**	**¥171.71**	**$1.46**
Effect of dilutive securities—Stock options	—	**1,625**		
Diluted EPS—Net income for computation	**¥75,555**	**441,633**	**¥171.08**	**$1.46**
Year ended March 31, 2005:				
Basic EPS—Net income available to common shareholders	¥64,072	110,690	¥578.84	
Effect of dilutive securities—Stock options	—	253		
Diluted EPS—Net income for computation	¥64,072	110,943	¥577.52	
Year ended March 31, 2004:				
Basic EPS—Net income available to common shareholders	¥39,500	112,545	¥350.96	
Effect of dilutive securities—Stock options	—	129		
Diluted EPS—Net income for computation	¥39,500	112,674	¥350.56	

On November 15, 2005, the Company effected four-for-one stock split of its shares of common stock pursuant to a resolution approved at a meeting of the Board of Directors held on July 20, 2005. As a result, the number of shares of the Company's common stock in issue has increased to 449,396,020 shares. If the stock split had gone into effect at the beginning of the year ended March 31, 2005 and 2004, net income per share would have been ¥144.71 ($1.23) in 2005 and ¥87.74 ($0.75) in 2004.

No. 17 SUBSEQUENT EVENTS

Appropriations of Retained Earnings

The following appropriations of retained earnings for the year ended March 31, 2006 were resolved by the Company's Board of Directors on May 25, 2006:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥30.00 ($0.26) per share	¥12,918	$109,969

In addition to the cash dividends described above, the Company paid interim cash dividends of ¥13,374 million ($113,850 thousand, ¥120.00 ($1.02) per share) on November 21, 2005 to shareholders of record as of September 30, 2005, based on a resolution of the Board of Directors.

No. 18 SEGMENT INFORMATION

Information about industry segments, geographical segments and sales to foreign customers of the Company and subsidiaries for the years ended March 31, 2006, 2005 and 2004 was as follows:

(1) Industry Segments

a. Sales and Operating Income

	Millions of Yen								
	2006								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥190,552	¥10,093	¥104,457	¥35,484	¥1,864	¥1,778	¥344,228	¥ —	¥344,228
Intersegment sales	744	246	1	0	33	4,333	5,357	(5,357)	—
Total sales	191,296	10,339	104,458	35,484	1,897	6,111	349,585	(5,357)	344,228
Operating expenses	116,434	9,405	84,088	28,625	2,052	5,464	246,068	(2,936)	243,132
Operating income (loss)	¥ 74,862	¥ 934	¥ 20,370	¥ 6,859	¥ (155)	¥ 647	¥103,517	¥(2,421)	¥101,096

b. Assets, Depreciation, Loss on Impairment of Long-Lived Assets and Capital Expenditures

	Millions of Yen								
	2006								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	¥204,192	¥7,606	¥98,243	¥19,927	¥840	¥3,984	¥334,792	¥26,746	¥361,538
Depreciation	18,716	109	6,444	855	—	53	26,177	75	26,252
Impairment loss	—	—	—	—	864	—	864	369	1,233
Capital expenditures	37,244	208	7,958	2,391	762	160	48,723	63	48,786

a. Sales and Operating Income

	Thousands of U.S. Dollars								
	2006								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	$1,622,133	$85,920	$889,223	$302,068	$15,868	$15,136	$2,930,348	$ —	$2,930,348
Intersegment sales	6,333	2,094	9	0	281	36,886	45,603	(45,603)	—
Total sales	1,628,466	88,014	889,232	302,068	16,149	52,022	2,975,951	(45,603)	2,930,348
Operating expenses	991,181	80,063	715,825	243,679	17,468	46,514	2,094,730	(24,993)	2,069,737
Operating income (loss)	$ 637,285	$ 7,951	$173,407	$ 58,389	$(1,319)	$ 5,508	$ 881,221	$(20,610)	$ 860,611

b. Assets, Depreciation, Loss on Impairment of Long-Lived Assets and Capital Expenditures

	Thousands of U.S. Dollars								
	2006								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	$1,738,248	$64,748	$836,324	$169,635	$7,151	$33,915	$2,850,021	$227,684	$3,077,705
Depreciation	159,326	928	54,857	7,278	—	451	222,840	638	223,478
Impairment loss	—	—	—	—	7,355	—	7,355	3,141	10,496
Capital expenditures	317,051	1,771	67,745	20,354	6,487	1,362	414,770	536	415,306

a. Sales and Operating Income

	Millions of Yen								
	2005								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥165,664	¥10,749	¥94,971	¥31,409	¥3,672	¥1,707	¥308,172	¥ —	¥308,172
Intersegment sales	526	234	18	—	50	5,054	5,882	(5,882)	—
Total sales	166,190	10,983	94,989	31,409	3,722	6,761	314,054	(5,882)	308,172
Operating expenses	102,900	10,090	77,910	24,268	4,143	6,088	225,399	(2,147)	223,252
Operating income (loss)	¥ 63,290	¥ 893	¥17,079	¥ 7,141	¥ (421)	¥ 673	¥ 88,655	¥(3,735)	¥ 84,920

b. Assets, Depreciation and Capital Expenditures

	Millions of Yen								
	2005								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	¥162,638	¥7,648	¥90,765	¥18,330	¥1,900	¥3,216	¥284,497	¥66,985	¥351,482
Depreciation	14,730	126	5,900	669	—	82	21,507	154	21,661
Impairment loss	—	767	—	—	92	—	859	—	859
Capital expenditures	31,962	191	6,787	738	92	219	39,989	186	40,175

a. Sales and Operating Income

	Millions of Yen								
	2004								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥135,071	¥4,116	¥98,203	¥28,381	¥4,322	¥1,351	¥271,444	¥ —	¥271,444
Intersegment sales	81	—	18	—	62	5,804	5,965	(5,965)	—
Total sales	135,152	4,116	98,221	28,381	4,384	7,155	277,409	(5,965)	271,444
Operating expenses	89,982	4,193	80,725	22,108	4,880	6,547	208,435	(5,158)	203,277
Operating income (loss)	¥ 45,170	¥ (77)	¥17,496	¥ 6,273	¥ (496)	¥ 608	¥ 68,974	¥ (807)	¥ 68,167

b. Assets, Depreciation and Capital Expenditures

	Millions of Yen								
	2004								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	¥132,240	¥1,748	¥92,082	¥18,873	¥2,805	¥2,797	¥250,545	¥39,342	¥289,887
Depreciation	13,205	59	5,735	532	352	30	19,913	75	19,988
Impairment loss	—	—	—	—	2,040	—	2,040	—	2,040
Capital expenditures	22,247	36	6,916	1,201	224	14	30,638	21	30,659

Notes: 1. The Company and subsidiaries primarily engage in the manufacture and sale of products in six major segments grouped on the basis of similarities in the types, nature and market of the products. The six segments, namely, Electro-Optics, Photonics, Vision Care, Health Care, Crystal and Service, consist primarily of the following products:

Electro-Optics: Photomasks and mask blanks for semiconductors, masks for liquid-crystal display (LCD), parts for glass panels of LCDs, glass disks for hard disk drives (HDDs), optical lenses, optical glasses, electronic glasses, optical communication products, etc.
Photonics: Laser equipment, light sources for use in the electronics industry, special optical glass, etc.
Vision Care: Eyeglasses, eyeglass frames, etc.
Health Care: Contact lenses and related accessories, intraocular lenses, etc.
Crystal: Crystal glass products
Service: Construction of information systems, outsourcing, etc.

2. Corporate operating expenses consist primarily of the administration expenses of the Company and foreign holding companies, which are not allocated to industry segments. Corporate operating expenses for the years ended March 31, 2006, 2005 and 2004 were ¥2,630 million ($22,389 thousand), ¥2,873 million and ¥2,424 million, respectively.

3. Corporate assets consist primarily of cash, time deposits, investment securities and administrative assets of the Company and the foreign holding companies. Corporate assets as of March 31, 2006, 2005 and 2004 were ¥35,135 million ($299,098 thousand), ¥75,076 million and ¥52,594 million, respectively.

4. Consolidated operating expenses are equal to the total of cost of sales and selling, general and administrative expenses shown in the accompanying consolidated statements of income.

(2) Geographical Segments

The geographical segments of the Company and subsidiaries for the years ended March 31, 2006, 2005 and 2004 are summarized as follows:

	Millions of Yen						
	2006						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	**¥244,998**	**¥35,471**	**¥39,232**	**¥ 24,527**	**¥344,228**	**¥ —**	**¥344,228**
Interarea transfers	**23,901**	**222**	**683**	**120,813**	**145,619**	**(145,619)**	**—**
Total sales	**268,899**	**35,693**	**39,915**	**145,340**	**489,847**	**(145,619)**	**344,228**
Operating expenses	**230,414**	**34,606**	**33,367**	**97,226**	**395,613**	**(152,481)**	**243,132**
Operating income	**¥ 38,485**	**¥ 1,087**	**¥ 6,548**	**¥ 48,114**	**¥ 94,234**	**¥ 6,862**	**¥101,096**
Assets	**¥163,840**	**¥22,377**	**¥63,346**	**¥149,299**	**¥398,862**	**¥ (37,324)**	**¥361,538**

	Thousands of U.S. Dollars						
	2006						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	$2,085,622	$301,958	$333,974	$ 208,794	$2,930,348	$ —	$2,930,348
Interarea transfers	203,465	1,890	5,814	1,028,458	1,239,627	(1,239,627)	—
Total sales	2,289,087	303,848	339,788	1,237,252	4,169,975	(1,239,627)	2,930,348
Operating expenses	1,961,471	294,594	284,047	827,667	3,367,779	(1,298,042)	2,069,737
Operating income	$ 327,616	$ 9,254	$ 55,741	$ 409,585	$ 802,196	$ 58,415	$ 860,611
Assets	$1,394,739	$190,491	$539,253	$1,270,954	$3,395,437	$ (317,732)	$3,077,705

	Millions of Yen						
	2005						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥230,946	¥30,775	¥33,803	¥ 12,648	¥308,172	¥ —	¥308,172
Interarea transfers	19,048	200	255	89,749	109,252	(109,252)	—
Total sales	249,994	30,975	34,058	102,397	417,424	(109,252)	308,172
Operating expenses	204,413	30,912	28,195	71,004	334,524	(111,272)	223,252
Operating income	¥ 45,581	¥ 63	¥ 5,863	¥ 31,393	¥ 82,900	¥ 2,020	¥ 84,920
Assets	¥165,938	¥17,129	¥32,927	¥104,191	¥320,185	¥ 31,297	¥351,482

	Millions of Yen						
	2004						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥188,441	¥33,113	¥37,486	¥12,404	¥271,444	¥ —	¥271,444
Interarea transfers	16,790	91	849	60,196	77,926	(77,926)	—
Total sales	205,231	33,204	38,335	72,600	349,370	(77,926)	271,444
Operating expenses	167,669	31,390	29,294	54,693	283,046	(79,769)	203,277
Operating income	¥ 37,562	¥ 1,814	¥ 9,041	¥17,907	¥ 66,324	¥ 1,843	¥ 68,167
Assets	¥161,336	¥19,059	¥26,691	¥66,338	¥273,424	¥ 16,463	¥289,887

Notes: 1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the Group is located. The segments consisted of the following countries:

North America: United States of America, Canada, etc.
Europe: Netherlands, Germany, United Kingdom, etc.
Asia: Singapore, Thailand, China, Republic of Korea, Taiwan, etc.

2. Corporate operating expenses consist primarily of the administration expenses of the Company and one foreign holding company, which are not allocated to segments by geographic area. Corporate operating expenses for the years ended March 31, 2006, 2005 and 2004 were ¥2,317 million ($19,724 thousand), ¥2,562 million and ¥2,074 million, respectively.

3. Corporate assets consist primarily of cash, time deposits, investment securities and administrative assets of the Company and one foreign holding company. Corporate assets as of March 31, 2006, 2005 and 2004 were ¥33,959 million ($289,087 thousand), ¥72,841 million and ¥47,511 million, respectively.

4. Consolidated operating expenses are equal to the total of cost of sales and selling, general and administrative expenses shown in the accompanying consolidated statements of income.

(3) Sales to Foreign Customers

The sales to foreign customers of the Company and subsidiaries for the years ended March 31, 2006, 2005 and 2004 are summarized as follows:

	Millions of Yen				
	2006				
	North America	Europe	Asia	Other	Total
Overseas sales (A)	**¥42,673**	**¥41,201**	**¥85,988**	**¥860**	**¥170,722**
Consolidated sales (B)				-	**344,228**
(A)/(B)	**12.4%**	**12.0%**	**25.0%**	**0.2%**	**49.6%**

	Thousands of U.S. Dollars				
	2006				
	North America	Europe	Asia	Other	Total
Overseas sales	**$363,267**	**$350,736**	**$732,000**	**$7,321**	**$1,453,324**
Consolidated sales					**2,930,348**

	Millions of Yen				
	2005				
	North America	Europe	Asia	Other	Total
Overseas sales (A)	¥43,520	¥36,430	¥61,798	¥10	¥141,758
Consolidated sales (B)					308,172
(A)/(B)	14.1%	11.8%	20.1%	0.0%	46.0%

	Millions of Yen				
	2004				
	North America	Europe	Asia	Other	Total
Overseas sales (A)	¥38,283	¥40,168	¥44,656	¥12	¥123,119
Consolidated sales (B)					271,444
(A)/(B)	14.1%	14.8%	16.5%	0.0%	45.4%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the customers are located. The segments consisted of the following countries:

North America: United States of America, Canada, etc.
Europe: Netherlands, Germany, United Kingdom, etc.
Asia: Singapore, Thailand, Republic of Korea, Taiwan, etc.
Other: Saudi Arabia and Brazil, etc.

KPMG

Independent Auditors' Report

To the Shareholders and Board of Directors of
Hoya Corporation:

We have audited the accompanying consolidated balance sheet of Hoya Corporation and consolidated subsidiaries as of March 31, 2006, and the related consolidated statement of income, shareholders' equity and cash flows for the year then ended, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hoya Corporation and subsidiaries as of March 31, 2006 and the consolidated results of their operations and their cash flows for the year then ended , in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 16, 2006

KPMG AZSA & Co., an audit corporation incorporated under the Japanese Certified Public Accountants Law, is the Japan member firm of KPMG International, a Swiss cooperative.

Corporate Data

(As of March 31, 2006)

Established
November 1, 1941

Paid-in Capital
¥ 6,264,201,967

State of Employees
Number of employees of HOYA Corporation:
3,220 (increased 47 from the end of the previous fiscal year)
Average age: 41.0
Average years of service: 12.8
Total number of employees in the Hoya Group:
25,176 (increased 3,942 from the end of the previous fiscal year)

Fiscal year
From April 1 to March 31 of the following year

General Shareholders' Meeting
June

Directors and Executive Officers (As of June 16, 2006)

Directors

Takeo Shiina (Senior Advisor of IBM Japan, Ltd.)
Yuzaburo Mogi (Chairman & CEO of Kikkoman Corporation)
Yoshikazu Hanawa (Advisor and Honorary Chairman of Nissan Motor Co., Ltd.)
Eiko Kono (Senior Advisor of Recruit Co., Ltd.)
Yukiharu Kodama (President of Japan Information Processing Development Corporation)
Hiroshi Suzuki
Kenji Ema
Hiroaki Tanji

Executive Officers

Hiroshi Suzuki (President & CEO)
Kenji Ema (Chief Financial Officer)
Hiroaki Tanji (Chief Technology Officer and Strategy & Business Development)

HOYA Group


Global Headquarters
(Formulating group strategy)
Information Technology
HOYA Corporation: Blanks Division, Mask Division, MD Division, and Optics Division
Eye Care
HOYA Corporation: Vision Care Company, Medical Division and HOYA Healthcare Corporation
Other Businesses
HOYA Corporation: Crystal Company and HOYA Service Corporation
(Area)
Japan
ASIA
(Regional Headquarters)
US
(Regional Headquarters)
EU/FHQ
(Regional Headquarters/ Financial Headquarters)
Legal Support and Internal Audit
Global Business Expansion

Investor Information

(As of March 31, 2006)

Listing of the Company's Shares

First Section of the Tokyo Stock Exchange

Number of Shares of Common Stock

Authorized: 1,250,519,400 (※)

Issued: 435,017,020 (※)

Trading Unit

100 shares

Number of Shareholders

51,789

※ A four for one split of common shares was implemented on November 15, 2005. As of February 1, 2006, the Company retired 14,379,000 shares of treasury stock.

Breakdown of Shareholders

<Ownership>


Individuals, Other 16.1%
Financial institutions 27.9%
Foreign investors 54.3%
Other corporate investors 1.7%

<Number of Shareholders>


Financial institutions 0.5%
Other corporate investors 0.7%
Individuals, Other 97.4%
Foreign investors 1.4%

Acquisition, Disposal and Ownership by the Company of Its Own Shares:

Acquisition of shares

Common stock: 15,695,711 shares

Aggregate acquisition price: ¥64,031 million

Disposal of shares

Common stock: 786,152 shares

Aggregate disposal price: ¥1,577million

Retirement of Shares

Common stock: 14,379,000 shares

Number of shares owned by the Company at the end of the fiscal year under review

Common stock: 4,401,607 shares

(Note) As of March 31, 2005, the Company owned 3,871,048 shares of its common stock.

Principal Shareholders

	Shareholders	Number of shares (Hundreds of shares)	Percentage of voting rights (%)
1	Japan Trustee Services Bank, Ltd. (Trust Account)	281,424	6.53
2	State Street Bank and Trust Company	249,435	5.79
3	The Master Trust Bank of Japan, Ltd. (Trust Account)	228,443	5.30
4	The Chase Manhattan Bank, N.A. London	218,406	5.07
5	State Street Bank and Trust Company 505103	152,915	3.55
6	The Dai-ichi Mutual Life Insurance Company	115,306	2.67
7	Nippon Life Insurance Company	100,001	2.32
8	The Chase Manhattan Bank, N.A. London, SL Omnibus Account	93,460	2.17
9	Mamoru Yamanaka	90,197	2.09
10	The Chase Manhattan Bank 385036	87,464	2.03
	Above total	**1,617,054**	**37.56**

Issuance of New Share Subscription Rights

Following the approval at the 67th Ordinary General Meeting of Shareholders, in connection with the resolution of the Board of Directors, the Company issued new share rights as stock option. Details are disclosed as below:

Fifth issue of new subscription rights for common stock (Resolved by the Board of Directors on December 22, 2005)

1. Number of new share subscription rights the Company granted: 2,225 rights
2. Class and number of new shares to be issued upon exercising of new share subscription rights: 890,000 shares of common stock of the Company (400 shares for each new share subscription right)
3. Price of a new share subscription right: Free of charge
4. Paid-in amount per share upon exercising of a new share subscription right: ¥ 4,150
5. New share subscription period: From October 1, 2006 to September 30, 2015 Maximum percentage of new share subscription rights exercisable during each period is fixed separately.

Common Stock Price Range

	2005		2006	
	High	Low	High	Low
Jan.–Mar.	¥ 3,037	¥ 2,645	¥ 5,040	¥ 4,100
Apr.–June	3,242	2,707	4,990	3,550
July–Sept.	3,900	3,140		
Oct.–Dec.	4,510	3,730		

※ Stock prices have been retroactively adjusted to reflect four for one split of common shares implemented on November 15, 2005.

Transfer Agent of Common Stock Handling Office

Mitsubishi UFJ Trust and Banking Corporation
Corporate Agency Department
7-10-11 Higashisuna, Koto-ku,
Tokyo 137-8081, Japan
Tel. 03-5683-5111

Hoya's Timeline

(As of March 31, 2006)

1941
November — An optical glass production plant was established in the city of Hoya, in metropolitan Tokyo, and production of optical glass was initiated.

1944
August — The plant was incorporated with capital of ¥1.2 million.

1945
October — Crystal products were introduced.

1952
February — The manufacture of optical glass BK7 resumed.

1960
November — The Optics Division's Showa Plant (currently Akishima Plant) was completed in Tokyo. The Company merged with three affiliates.

1961
October — Hoya was listed on the Second Section of the Tokyo Stock Exchange.

1962
May — The manufacture of eyeglass lenses commenced.
October — Hoya was listed on the Second Section of the Nagoya Stock Exchange.

1963
May — The Crystal Division's Musashi Plant was completed.

1967
April — The Vision Care Division launched sales of progressive multifocal lenses.

1972
December — Sales of soft contact lenses began.

1973
February — The Company's listings were advanced to the First Section of the Tokyo and Nagoya Stock Exchanges.

1974
January — The Electronics Division's Nagasaka Plant was completed, and the production of IC substrates began. Hoya's on-line network to handle eyeglass lens orders was introduced in the Vision Care Division.

1982
October — Hoya Electronics Co., Ltd., merged with the parent company.

1983
January — The construction of the Hachioji Plant in the Electronics Division was completed, and the production of IC photomasks commenced.

1984
August — The current Head Office was completed.
October — Hoya Lens Corporation and Hoya Crystal Corporation merged with the parent company.

1985
April — The Kodama Plant was completed for medical-related production and research.

1986
October — The R&D Center was completed in the city of Akishima.

1987
June — The production of intraocular lenses (IOLs) commenced.
November — The production of aspherical molded-glass lenses commenced.

1989
April — Hoya Europe B.V. of the Netherlands (currently Hoya Holdings N.V.) and Hoya Corporation USA were established.

1991
March — Glass disks for HDDs were launched.

1993
October — Hoya Group's Philosophy of Environment was established.

1994
April — The Hoya Group was reorganized with the establishment of the Electro-Optics Division, the Vision Care Division and the Crystal Division.

1995
June — Hoya introduced an outside director system.

1996
August — Hoya formed an alliance with IBM to develop a next-generation glass disk for HDDs.
November — Kumamoto Plant commenced operations as a photomask manufacturing plant.

1997
April — Hoya introduced its "internal company system," reorganizing Group operations centered on two internal companies (Electro-Optics and Vision Care) and three subsidiaries (Hoya Photonics, Inc., Hoya Healthcare Corporation, and Hoya Crystal Corporation).
Hoya implemented ERP R/3, an enterprise resource planning system developed by SAP AG of Germany.
May — Hoya Holdings Asia Pacific Pte Ltd. was established as the third regional headquarters after Hoya Holdings N.V. and Hoya Holdings, Inc., the regional headquarters for Europe and North America, respectively.
December — Hoya Lens Deutschland GmbH became the first Group company to receive ISO 14001 certification.

1998
April — Hoya began the quarterly release of consolidated financial results.
The Vision Care Company's Itsukaichi Plant became the Group's first domestic facility to receive ISO 14001 certification.

1999
February — All major domestic plants received ISO 14001 certification.
September — Hoya acquired Belgian eyeglass manufacturer Buchmann Optical Industries N.V.

2000
April — Hoya acquired Optical Resources Group, Inc. (ORI), a processor and marketer of eyeglasses in the United States (Integrated into Hoya Corporation in March 2001).
July — Hoya acquired the semiconductor photomask production division of Oki Electric Industry Co., Ltd.

2001
May — Hoya began marketing HOYALUX Summit Pro and NuLux lenses that use EYRY, a high-index, plastic lens material.
October — Hoya began manufacturing soft intraocular lenses.

2002
May — Hoya began Manufacture and sale of 3C-SiC, a new substrate material for semiconductors.
August — Technical alliance formed with Dai Nippon Printing Co., Ltd. to jointly develop mask blanks for next-generation semiconductors.

2003
January — Company delisted from the first section of the Nagoya Stock Exchange.
March — Subsidiaries Hoya Crystal Corp. and Hoya Crystal Shop Corp. merged with Hoya Corporation.
June — Hoya established a company-with-committees system.
July — Global financial management operations were transferred to a holding company in Europe.

2004
February — Subsidiary Hoya Optics Corp. was merged with Hoya Corporation.
March — Hoya acquired the HDD glass disk business of Nippon Sheet Glass Co., Ltd.
October — Established a Level-1 American Depositary Receipt (ADR) program.

2005
November — A four for one split of common shares was implemented.

2006
March — Subsidiary Hoya Advanced Semiconductor Technologies Co., Ltd. was meregd with Hoya Corporation.

Hoya's Directory

(As of March 31, 2006)

GLOBAL HEADQUARTERS

HOYA CORPORATION

2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo
161-8525, Japan
TEL 03-3952-1151

Business Development Division

3-3-1 Musashino, Akishima-shi,
R&D Center Building, Tokyo 196-8510, Japan
TEL 042-546-2701

OVERSEAS BRANCHES

<Blanks Division>

EUROPE BRANCH

Bilton House, 54/58 Uxbridge Road,
Ealing, London, W5 2ST, U.K.
TEL 020-8579-6939

<Vision Care Company>

HOYA VISION CARE, GLOBAL HEADQUARTERS

Amsterdamseweg 29, NL-1422
AC Uithoorn, The Netherlands P.O.BOX 250,
NL-1420 AG Uithoorn, The Netherlands
TEL 0297-514-350

HOYA VISION CARE, NORTH AMERICA HEADQUARTERS

651 E, Corporate Drive, Lewisville,
TX 75057-6403, U.S.A.
TEL 972-221-4141

CLEVELAND FACILITY

94 Pelret Industrial Parkway, Berea, OH 44017,
U.S.A.
TEL 440-239-0692

DALLAS FACILITY

651 E, Corporate Drive, Lewisville,
TX 75057-6403, U.S.A.
TEL 972-221-4141

DAYTON FACILITY

777 Zapata Drive, Fairborn, OH 45324 U.S.A.
TEL 937-878-0055

EUGENE FACILITY

1370 S. Bertelsen Rd. Eugene, OR 97402,
U.S.A.
TEL 541-683-3898

HARTFORD FACILITY

580 Nutmeg Rd., N S.Windsor,
CT 06074-2458, U.S.A.
TEL 860-289-5367

LARGO FACILITY

12345-B Starkey Rd., Largo, FL 33773, U.S.A.
TEL 727-531-8964

LEWISTON FACILITY

1567 Lisbon Street, Lewiston, ME 04240 U.S.A.
TEL 207-783-8523

MODESTO FACILITY

1400 Carpenter Lane Modesto, CA 95351 U.S.A.
TEL 209-579-7739

PORTLAND FACILITY

4550 SE Criterion Court # 200, Milwaukee, OR
97222 U.S.A.
TEL 503-233-6211

SAN DIEGO FACILITY

4255 Ruffin Road, San Diego, CA 92123 U.S.A.
TEL 858-309-6050

SEATTLE FACILITY

2330 S.78th Street, Tacoma, WA 98409-9051,
U.S.A.
TEL 253-475-7809

ST. LOUIS FACILITY

301 Vision Dr., Columbia, IL 62236, U.S.A.
TEL 618-281-3344

Hoya Group Companies

(As of March 31, 2006)

DOMESTIC SUBSIDIARIES AND AFFILIATES

<Information Technology>

HOYA CANDEO OPTRONICS CORPORATION
3-5-24 Hikawa-cho, Toda-shi, Saitama 335-0027, Japan
TEL 048-447-6052

HOYA PHOTONICS CORPORATION
3-5-24 Hikawa-cho, Toda-shi, Saitama 335-0027, Japan
TEL 048-447-8226

NH TECHNO GLASS CORPORATION※
6th Floor, Keihin Tatemono Daiichi Building, 2-12-20 Shin-Yokohama, Kohoku-ku, Yokohama, Kanagawa 222-0033, Japan
TEL 045-475-2905

<Eye Care>

HOYA HEALTHCARE CORPORATION
7th Floor, HOYA Marketing Building, 1-29-9 Takadanobaba, Shinjuku-ku, Tokyo 169-8661, Japan
TEL 03-3232-7062

<Other Businesses>

HOYA SERVICE CORPORATION
10th Floor, HOYA Marketing Building, 1-29-9 Takadanobaba, Shinjuku-ku, Tokyo 169-8661, Japan
TEL 03-3232-7671

WELFARE CORPORATION
8th Floor, HOYA Marketing Building, 1-29-9 Takadanobaba, Shinjuku-ku, Tokyo 169-8661, Japan
TEL 03-3232-1019

OVERSEAS SUBSIDIARIES

Asia and Oceania

REGIONAL HEADQUARTERS

HOYA HOLDINGS ASIA PACIFIC PTE LTD.
138 Cecil Street, #08-03 Cecil Court, Singapore 069538
TEL 6323-1151

HOYA MICROELECTRONICS (SUZHOU) LTD.
International Science & Technology Park, rmD402, NO.328 Airport Road, Suzhou industrial Park, Suzhou, Jiangsu Province 215021, China
TEL 512-6288-3928

HOYA MICROELECTRONICS TAIWAN CO., LTD.
No.36, Kedung 3rd Rd., Science-Based Industrial Park, Chunan, Miaoli County 350, Taiwan
TEL 37-580-085

HOYA OPTO-ELECTRONICS QINGDAO LTD.
No.66 Songhuajiang Road, Qingdao Economic & Technological Development Zone, Qingdao City, Shandong Province, China
TEL 532-8676-0997

HOYA ELECTRONICS KOREA CO., LTD.
Hyeongok Foreign-Exclusive Industrial Complex 11 Block Hyeongok-ri, Cheongbuk-myeon, Pyeongtaek-shi, Gyeonggi-do Republic of Korea
TEL 31-683-9400

HOYA MAGNETICS SINGAPORE PTE LTD.
3 Tuas, Link2, Singapore 638552
TEL 6863-2911

HOYA GLASS DISK (THAILAND) LTD.
Northern Region Industrial Estate 60/26 Moo 4 Tambol Banklang, Amphur Muang, Lamphun, 51000 Thailand
TEL 53-581-314

HOYA GLASS DISK PHILIPPINES, INC
111 East Main Avenue Special Export Processing Zone (SEPZ) Laguna Technopark Binan, Laguna Philippines
TEL 049-541-2730

HOYA GLASS DISK VIETNAM LTD.
Plot J3&4, Thang Long Industrial Park Dong Anh District, Hanoi, Vietnam
TEL 04-951-6399

HOYA OPTICS (THAILAND) LTD.
Northern Region Industrial Estate 60/31 Moo 4 Tambol Banklang, Amphur Muang, Lamphun, 51000 Thailand
TEL 53-552-413

HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
229 Taishan Road, Suzhou New District, Jiangsu Province, 215129, China
TEL 0512-6665-0752

HOYA OPTICAL (ASIA) CO., LTD.
Suite 3101-2, Tower 6, The Gateway, 9 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong
TEL 2723-6883

HOYA CANDEO OPTRONICS KOREA CORPORATION
602 Yoohwa Bldg. 955-16 Daechi-Dong, Kangnam-ku, Seoul, 135-280, Korea
TEL 02-565-4411

HOYA CANDEO OPTRONICS Branch
2F, No.38-15, Wunhua 2nd Rd., Gueishan Township, Taoyuan County 333, Taiwan (R.O.C.)
TEL 03-327-8884

HOYA LENS TAIWAN LTD.
3rd Floor, No.146, Sung Chiang Road, Taipei, Taiwan
TEL 02-2567-3481

HOYA LENS AUSTRALIA PTY. LTD.
44-54 Bourke Road, Alexandria, Sydney, N.S.W. Australia 2015
TEL 02-9698-1577

THAI HOYA LENS LTD.
Payatai Plaza 23rd Floor, 128/251-256 Phyathai Road, Thung-Phyathai, Rajthavee, Bangkok10400, Thailand
TEL 02219-3972

HOYA LENS THAILAND LTD.
392/1 Moo 2, Phaholyothin RD., Prachatipat, Thanyaburi, Patumthani 12130, Thailand
TEL 02-901-2021

HOYA LENS HONG KONG LTD.
16/F, Unison Industrial Centre, 27-31 Au Pui Wan Street, Fo Tan, N.T. Hong Kong
TEL 2556-5266

HOYA LENS KOREA CO., LTD.
3rd Floor of Yunil Building, 1443-15 Seocho-Dong, Seocho-gu, Seoul, 137-865, Korea
TEL 02-585-1911

HOYA LENS GUANGZHOU LTD.
Zhicheng Dong Road, Guangzhou Economic & Technological Development District, Guangzhou, 510730, P.R.China
TEL 020-8222-3999

HOYA LENS SHANGHAI LTD.
SHANGHAI HEAD OFFICE
3F (W.), No.10 Lane 561, Nujiang Rd. (N.), Shanghai, 200333, P.R. China
TEL 021-5281-9663

MALAYSIAN HOYA LENS SDN. BHD.
No.6 Jalan 7/32A, Off 6 1/2 Miles, Jalan Kepong, 52000 Kuala Lumpur, Malaysia
TEL 03-6258-8977

HOYA LENS (S) PTE LTD.
315 Outram Road, #02-05 Tan Boon Liat Building, Singapore 169074
TEL 6221-0055

HOYA LENS PHILIPPINES, INC.
10th Floor, Sterling Centre, cor. Ormaza & Dela Rosa Sts, Legaspi Village, Makati City, Philippines
TEL 02-751-7174

HOYA MEDICAL SINGAPORE PTE, LTD.
455A Jalan Ahmad Ibrahim Singapore 639939
TEL 6862-3673

HOYA HEALTHCARE (SHANGHAI) CO., LTD.
Room 503 Ruijin Bldg., 205 Maoming Shouth Road Shanghai, China
TEL 021-5466-6699

Europe

REGIONAL HEADQUARTERS/ FINANCIAL HEADQUARTERS

HOYA HOLDINGS N.V.
Amsterdamseweg 29, 1422 AC Uithoorn, P.O. Box 250, 1420 AG Uithoorn, The Netherlands
TEL 0297-514-356

HOYA LENS NEDERLAND B.V.
Amsterdamseweg 27, 1422 AC Uithoorn, P.O. Box 535, 1420 CA Uithoorn, The Netherlands
TEL 0297-514-202

HOYA LENS FRANCE S.A.
ZA Pariest Rue Willy Brandt, 77184 Emerainville, France
TEL 01-6037-7253

HOYA LENS FINLAND OY
Mikkolantie 1, FIN-00640 Helsinki, Finland
TEL 09-72884100

HOYA LENS SWEDEN AB
Scheelegatan 15, SE-212 28 Malmö, Sweden
TEL 040-6802200

HOYA LENS U.K. LIMITED
Industrial Estate, Wrexham, LL13 9UA, United Kingdom
TEL 01978-663150

HOYA LENS IBERIA S.A. Unipersonal
Paseo de las Flores, 23, 28820-Coslada, Madrid, Spain
TEL 091-6603511

HOYA LENS ITALIA S.P.A.
Via Bernadino Zenale, 27, 20024 Garbagnate, Milanese, Milan, Italy
TEL 02-99071371

HOYA LENS DEUTSCHLAND GMBH
Hoya-Lens Strasse 1, D-79379 Müllheim/Baden, Germany
TEL 07631-1860

HOYA LENS DANMARK A/S
Hø rskaetten 28, 2630 Taastrup, Denmark
TEL 4355-8200

HOYA LENS POLAND SP. Z.O.O.
ul. Olkuska 9.02-604 Warsaw, Poland
TEL 022-6461200

HOYA LENS BELGIUM N.V.
Lieven Gevaertstraat 15, B-2950 Kapellen, Belgium
TEL 03-660-0100

HOYA LENS HUNGARY RT.
Telek U. 3, H-1152 Budapest, Hungary
TEL 01-30-585-19

HOYA LENS MANUFACTURING HUNGARY PRIVATE CO.
18, Ipari ut, H-4702 Mateszalka, Hungary
TEL 044-418 200

HOYA MEDICAL EUROPE GMBH
Anwesen Arabella Burocenter, Lyoner Strasse 44-48, 60528 Frankfurt am Main, Germany
TEL 69-962-3768-0

North America

REGIONAL HEADQUARTERS

HOYA HOLDINGS, INC.
101 Metro Drive, Suite 500, San Jose, CA 95110, U.S.A.
TEL 408-441-0400

HOYA CORPORATION USA
101 Metro Drive, Suite 500, San Jose, CA 95110, U.S.A.
TEL 408-441-3300

HOYA PHOTONICS, INC.
47733 Fremont Blvd., Fremont, CA 94538 U.S.A.
TEL 510-445-4500

EAGLE OPTICS, INC
(ATLANTA FACILITY)
591-F Thornton Road, Lithia Springs, GA 30122, U.S.A.
TEL 770-944-1800

HOYA LENS OF AMERICA INC.
(BETHEL FACILITY)
13 Francis J. Clarke Circle Bethel, CT 06801-2846, U.S.A.
TEL 203-790-0171

HOYA LENS OF CHICAGO, INC.
(CHICAGO FACILITY)
3531 Martens Street, Franklin Park, IL 60131, U.S.A.
TEL 847-678-4700

HOYA LENS OF NEW ORLEANS, INC.
(NEW ORLEANS FACILITY)
5039 Farefield St. Metairie, LA 70006, U.S.A.
TEL 504-780-7112

HOYA LENS CANADA, INC.
21-3330 Ridgeway Drive, Mississauga, Ontario, Canada L5L 5Z9
TEL 905-565-0577

HOYA CRYSTAL, INC.
41 Madison Ave. 9th Floor, New York, NY 10010, U.S.A.
TEL 212-679-3100

※Equity-method affiliate

For additional information about the Company, contact:

HOYA CORPORATION
Corporate Communications

2-7-5 Naka-Ochiai, Shinjuku-ku,
Tokyo 161-8525, Japan
TEL (03)3952-1160
FAX (03)3952-0726
URL http://www.hoya.co.jp/

HOYA CORPORATION
2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo 161-8525, JAPAN

This annual report is printed on recycled paper.
Printed in Japan

July 19, 2006

HOYA

QUARTERLY REPORT

1st Quarter : for the three months ended June 30, 2006

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

Quarterly Financial Highlights : p.1
(Attachments)
(1) Business Overview
1. Results of Operations : p.2
1) General Overview : p.2
2) Segment Overview : p.4
2. Financial Position : p.6
3. Conditions of Cash Flows : p.6
4. Projected Results for the First Half : p.7

(2) Consolidated Financial Statements
1. Quarterly Consolidated Balance Sheets : p.8
2. Quarterly Consolidated Statements of Income : p.10
3. Quarterly Consolidated Statements of Shareholders' Equity : p.11
4. Quarterly Consolidated Statements of Cash Flows : p.12
5. Preparation of the Consolidated Financial Statements : p.13
Notes Relating to Stock Split : p.14
Notes Relating to Consolidated Statements of Cash Flows : p.14
Notes Relating to Investment Securities and Derivatives : p.15
Notes Relating to Income Tax : p.16
Notes Relating to Employees' Retirement Benefits : p.17
Notes Relating to Impairment of Fixed Assets : p.17

(3) Segment Information
1. Industry Segments : p.18
2. Geographical Segments : p.20
3. Sales to Foreign Customers : p.21

(4) Composition of Net Sales by Business Category : p.22

(unaudited)

Notes:

1. HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2. Data used here are unaudited exept that of the year ended March 31, 2006.
3. These financial statements are excerpt translation of Japanese "*Kessan Tanshin*"and have been prepared for the references only of foreign investors in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

Quarterly Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1.Performance for the three months ended June 30, 2006 and 2005

(The yen amounts shown therein are rounded down to the nearest million.)

(1)Results of Operations	Three months ended Jun. 30, 2006	2005	Variance (%)
Net sales	92,618	81,777	13.3
Operating income	27,240	25,055	8.7
Ordinary income	25,139	27,465	-8.5
Net income	21,499	20,389	5.4
Net income per share(Yen)	49.92	45.75	

Notes : No changes have been made in accounting policy.

(2)Financial Position	As of Jun. 30, 2006	As of Mar. 31, 2006	As of Jun. 30, 2005
Total assets	391,972	361,537	352,588
Net assets	288,734	279,480	286,827
Shareholders' equity ratio	73.4%	77.3%	81.3%
Net assets per share (Yen)	668.33	648.87	643.63

(3) Conditions of Cash Flows	Three months ended Jun. 30, 2006	2005
Net cash provided by operating activities	14,065	17,758
Net cash used in investing activities	-14,825	-12,504
Net cash provided by (used in) financing activities	17,255	-9,805
Cash and cash equivalents at end of period	100,449	106,998

2.Projected Results for the First Half (Six months ending September 30, 2006)

	Six months ending/ended Sep.30, 2006	2005	Variance(%)
Net sales	187,000	166,738	12.2
Operating income	54,500	49,795	9.4
Ordinary income	51,500	54,439	-5.4
Net income	41,500	38,985	6.5
Net income per share (Yen)	96.36	87.47	8.89

This report is provided solely for the information of professional analysts who are expected to make their own evaluation of the company. These statements are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them.

This report contains forward-looking statements that are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Jun. 30, 2006
Net sales	92,618
Operating income	27,240
Ordinary income	25,139
Net income	21,499
Net income per share(Yen)	49.92

Economic conditions during the quarter under review were marked by a continuing tone of expansion in the business climate with the increase in capital investment spreading from large companies and manufacturing industries to SMEs and non-manufacturing industries. Improvements in corporate performance led to increased employment, improvement in household income and increased expenses, reinforcing the virtuous cycle of further upward growth in corporate capital investment.

Meanwhile, for the HOYA Group overall, in the Electro-Optics sector, the general proactive reinforcement of production capacity by clients and the development of new products were vigorous, promoting robust demand overall and leading to increased revenues. In Vision-Care division, the market overseas for eyeglass lenses showed an expansion while the Healthcare division also performed well, showing an increase in revenues.

As a result, consolidated net sales, operating profits and net income during the quarter under review increased year-on-year basis. Net sales and net income posted historical records on quarterly basis.

Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)


100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
136.94 131.11 130.22 132.33 132.47 134.87 137.95 137.62 135.25 136.23 140.14 140.92 144.55
119.25 116.20 108.46 107.13 109.62 111.02 104.52 105.25 108.36 112.35 117.33 117.16 113.97
63,913 67,786 68,688 71,057 74,961 78,486 77,786 76,938 81,777 84,961 87,286 90,204 92,618
Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06
Net sales
average exchange rate (US dollar)
(EURO)

Ratio of Net Sales by Business Segment - Quarterly Transition


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Electro-Optics
Photonics
Vision Care
Health Care
Others

Quarterly Incomes (Millions of Yen)


30,000
25,000
20,000
15,000
10,000
5,000
0
14,536 14,757 9,795
16,400 15,638 9,129
17,679 17,091 10,419
19,551 19,068 10,205
21,081 22,366 16,222
23,047 24,404 16,671
21,652 22,314 16,123
19,138 20,440 15,118
25,055 27,465 20,389
24,740 26,974 18,596
27,257 27,162 20,120
24,043 22,036 16,514
27,240 25,139 21,499
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Operating Income
Ordinary Income
Net Income

3. Others

In crystal, the crystal operations were reduced in scale through restructuring and, in services, the spin-off of the temporary staff outplacement service effective March 1, 2006, resulting in a reduction in sales year-on-year in both sectors.

2. Financial Position

	Millions of Yen As of Jun. 30, 2006
Total assets	391,972
Net assets	288,734
Shareholders' equity ratio	73.4%

At the end of the quarter under review, the current assets increased Yen 26,710 million since cash and deposit increased Yen 16,875 million. Fixed assets increased Yen 3,836 million and total assets increased Yen 30,435 million. Liabilities increased Yen 22,100 million due to issuance of commercial paper. Net asset came to Yen 288,734 million through earned surplus increased Yen 8,363 million. As a result, shareholders' equity ratio changed to 73.4%.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Jun. 30, 2006
Net cash provided by operating activities	14,065
Net cash used in investing activities	-14,825
Net cash provided by (used in) financing activities	17,255
Cash and cash equivalents at end of period	100,449

In terms of cash flows from operating activities, on the basis of Yen 24,821 million in income before income taxes and Yen 7,553 million in depreciation, net cash provided by operating activities amounted to 14,065 million. Net cash used in investment activities amounted to Yen 14,825 million in cash payments that were mainly used for investment in order to handle next-generation products. The company issued commercial paper at Yen 30,000 million and used Yen 12,920 million for payment of dividends. As a result, the term-end balance of cash and cash equivalents increased by Yen 16,875 million in comparison with that of the end of the previous fiscal year.

4. Projected Results for the First Half

(Six months ending Sep. 30, 2006)

	Millions of Yen Six months ending/ended Sep.30,2006	Sep.30,2005	variance (%)
Net sales	187,000	166,738	(12.2)
Operating income	54,500	49,795	(9.4)
Ordinary income	51,500	54,439	(-5.4)
Net income	41,500	38,985	(6.5)
Net income per share (Yen)	96.36	87.47	8.89

RE:

1. To calculate Net income per share, expected Net income is devided by expected mid-term average number of shares.
2. With effect on November 15, 2005, the Company carried out a four-for-one stock split. The per share information for the six months and three months ended September 30, 2005 were adjusted to reflect the stock split assuming that the above stock split was exercised on the beginning of the previous fiscal year.

Ref: for the 2nd quarter

1. Year-on-year comparison

	Millions of Yen Three months ending/ended Sep.30,2006	Sep.30,2005	variance (%)
Net sales	94,382	84,961	(11.1)
Operating income	27,260	24,740	(10.2)
Ordinary income	26,361	26,974	(-2.3)
Net income	20,001	18,596	(7.6)
Net income per share (Yen)	46.44	41.72	4.72

2. Quarter-on-quarter comparison

	Millions of Yen Three months ending/ended Sep.30,2006	Jun.30,2006	variance (%)
Net sales	94,382	92,618	(1.9)
Operating income	27,260	27,240	(0.1)
Ordinary income	26,361	25,139	(4.9)
Net income	20,001	21,499	(-7.0)
Net income per share (Yen)	46.44	49.92	-3.48

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

(2) Consolidated Financial Statements

1. Quarterly Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Jun.30,2006	Mar.31,2006	Variance	Jun.30,2005
ASSETS				
Current assets				
Cash and deposits	100,449	83,574	16,875	106,998
Notes and accounts receivable - trade	82,671	78,380	4,291	75,384
Inventories	44,254	41,178	3,076	37,507
Deferred tax assets	5,461	7,407	-1,946	5,407
Other current assets	7,327	3,246	4,081	5,601
Allowance for doubtful receivables	-1,182	-1,512	330	-1,337
Total current assets	238,983	212,273	26,710	229,561
Fixed asstes				
Tangible fixed assets				
Buildings and structures	29,900	29,548	352	24,714
Machinery and carriers	62,405	58,493	3,912	46,677
Tools, equipment and fixtures	11,284	10,716	568	9,258
Lands	8,640	8,648	-8	8,892
Construction in progress	12,488	13,196	-708	9,599
Total tangible fixed assets	124,720	120,603	4,117	99,142
Intangible fixed assets				
Total intangible fixed assets	7,576	7,424	152	5,366
Investments and other assets				
Investment securities	13,117	14,060	-943	11,546
Deferred tax assets	3,154	2,757	397	2,468
Other assets	4,729	4,601	128	4,458
Allowance for doubtful receivables	-310	-295	-15	-307
Total investment and other assets	20,691	21,123	-432	18,165
Total fixed assets	152,988	149,152	3,836	122,674
Deferred charges				
Total deferred charges	—	111	-111	352
TOTAL ASSETS	391,972	361,537	30,435	352,588

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Jun.30,2006	Mar.31,2006	Variance	Jun.30,2005
LIABILITIES				
Current liabilities				
Notes and accounts payable - trade	29,173	28,070	1,103	26,621
Short-term bank loans	—	—	—	199
Commercial paper	30,000	—	30,000	—
Income tax payable	7,230	14,342	-7,112	4,929
Accrued bonuses to employees	2,325	4,207	-1,882	2,070
Other current liabilities	32,413	32,685	-272	29,008
Total current liabililties	101,143	79,305	21,838	62,829
Long-term liabilities				
Allowance for special repairs	817	619	198	684
Other long-term liabilities	1,276	1,211	65	1,389
Total long-term liabilities	2,093	1,831	262	2,073
Total Liabilities	103,237	81,137	22,100	64,903
NET ASSETS				
Owners' equity				
Paid-in capital	6,264	—	—	—
Capital surplus	15,898	—	—	—
Earned surplus	274,708	—	—	—
Treasury stock	-15,954	—	—	—
Advances on subscription to treasury stock	3	—	—	—
Total owners' equity	280,920	—	—	—
Valuation and translation adjustments				
Valuation difference on available-for-sale securities	-30	—	—	—
Translation adjustments	6,966	—	—	—
Total valuation and translation adjustments	6,935	—	—	—
Minority interest	878	—	—	—
Total Net Assets	288,734	—	—	—
TOTAL LIABILITIES AND NET ASSETS	391,972	—	—	—
MINORITY INTEREST	—	919	—	857
SHAREHOLDERS' EQUITY				
Common stock	—	6,264	—	6,264
Capital surplus	—	15,898	—	15,898
Retained earnings	—	266,345	—	278,545
Net unrealized gain (loss) on available - for - sale securities	—	110	—	63
Foreign currency translation adjustments	—	7,142	—	-6,293
Treasury stock - at cost	—	-16,279	—	-7,651
Total Shareholders' Equity	—	279,480	—	286,827
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	—	361,537	—	352,588

Notes:	Millions of Yen		
1. Accumulated depreciation	187,926	181,818	169,660
2. Guarantees of borrowings and lease obligations for customers and Group's employees	2,424	2,206	1,501
3. Number of shares of treasury stock (stocks)	4,313,419	4,401,607	939,449

2. Quarterly Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Three months ended				
			Variance		
	Jun.30, 2006	Jun.30, 2005	Value	(%)	Mar.31, 2006
Net sales	92,618	81,777	10,841	13.3	90,204
Cost of sales	45,539	40,072	5,467	13.6	46,839
Gross profit	47,079	41,705	5,374	12.9	43,364
Selling, general and administrative expenses	19,838	16,649	3,189	19.2	19,321
Operating income	27,240	25,055	2,185	8.7	24,043
Non-operating income	638	2,822	-2,184	-77.4	655
Interest income	442	417	25		332
Foreign exchange gains	—	575	-575		—
Equity in earnings of affiliates	—	1,131	-1,131		—
Others	195	698	-503		322
Non-operating expenses	2,739	411	2,328	566.4	2,663
Interest expense	34	66	-32		40
Sales discount	191	163	28		193
Foreign exchange losses	1,668	—	1,668		1,235
Equity in losses of affiliates	545	—	545		601
Others	300	181	119		591
Ordinary income	25,139	27,465	-2,326	-8.5	22,036
Extra-ordinary gains	121	69	52	75.4	585
Gain on sales of property, plant and equipment	66	18	48		52
Others	55	50	5		533
Extra-ordinary losses	439	584	-145	-24.8	1,663
Loss on disposal of property, plant and equipment	119	13	106		231
Additional retirement benefits paid to employees	94	292	-198		162
Loss on impairment	14	3	11		785
Maintenance of environment	11	—	11		140
Others	200	274	-74		344
Income before income taxes and minority interests	24,821	26,951	-2,130	-7.9	20,958
Income taxes - Current	2,332	4,802	-2,470	-51.4	5,312
Income taxes - Deferred	955	1,728	-773	-44.7	-778
Minority interests in net income	33	31	2	6.5	-89
Net income	21,499	20,389	1,110	5.4	16,514
Net income per share(Yen)	49.92	45.75	4.17		38.21
Diluted net income per share(Yen)	49.71	45.63	4.08		38.03

Notes:

1. With effect on November 15, 2005, HOYA CORPORATION carried out a four-for-one stock split. The per share information for the three months ended June 30, 2005 were adjusted to reflect the stock split assuming that the above stock split was exercised on the beginning of the previous fiscal year.
2. Effect of Exchange Rate Change on Net Sales and Incomes ("2006 A" is the actual value of this period. "2006 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2006 A	2006 B	influences
Net sales	92,618	91,002	1,616
Operating income	27,240	25,819	1,421
Ordinary income	25,139	23,683	1,456
Net income	21,499	20,170	1,329

3. Average rates of major foreign currencies

		Three months ended Jun. 30,		
		2006	2005	Variance(%)
US$	Yen	113.97	108.36	-5.2%
Euro	Yen	144.55	135.25	-6.9%
Thail Baht	Yen	3.00	2.68	-11.9%

3.Quarterly Consolidated Statements of Shareholders' Equity

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen					
	Owners' Equity					
	Paid-in Capital	Capital Surplus	Earned Surplus	Treasury Stock	Advances on subscription to treasury stock	Total Owners' Equity
BALANCE MARCH 31, 2006	6,264	15,898	266,345	-16,279	—	272,228
Net income	0	0	21,499	0	0	21,499
Appropriations						
Cash dividends	0	0	-12,918	0	0	-12,918
Bonus to directors	0	0	-64	0	0	-64
Loss on deposit of treasury stock	0	0	-153	0	0	-153
Repurchases of treasury stocks	0	0	0	-3	0	-3
Disposal of treasury stocks	0	0	0	328	0	328
Retirement of treasury stocks	0	0	0	0	0	0
Others	0	0	0	0	3	3
Net increase / decrease during the term under review except in Shareholders' Equity	0	0	0	0	0	0
BALANCE JUNE 30, 2006	6,264	15,898	274,708	-15,954	3	280,920

	Millions of Yen				
	Valuation and Translation Adjustments				
	Valuation differnce on available-for-sale securities	Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interest	Total Net Assets
BALANCE MARCH 31, 2006	110	7,142	7,252	919	280,399
Net income					21,499
Appropriations					
Cash dividends					-12,918
Bonus to directors					-64
Loss on deposit of treasury stock					-153
Repurchases of treasury stocks					-3
Disposal of treasury stocks					328
Retirement of treasury stocks					0
Others					3
Net increase / decrease during the term under review except in Shareholders' Equity	-140	-175	-316	-41	-357
BALANCE JUNE 30, 2006	-30	6,966	6,935	878	288,734

4. Quarterly Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Three months ended Jun.30,		
	2006	2005	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	24,821	26,951	-2,130
Depreciation and amortization	7,553	5,398	2,155
Loss on impairment of long-lived assets	14	3	11
Gains on transfer of business	—	—	-
Provision for (reversal of) accrued allowances for doubtful receivables	-326	119	-445
Provision for (reversal of) accrued bonuses to employees	-1,885	-1,844	-41
Provision for (Reversal of) reserve for periodic repairs	197	141	56
Interest income and dividend receivable	-448	-420	-28
Interest expense payable	34	66	-32
Foreign exchange loss (gain)	72	-194	266
Equity in earnings of affiliates	545	-1,131	1,676
Gain on sales of property, plant and equipment and investment securities	-66	-18	-48
Loss on disposal of property, plant and equipment and investment securities	119	13	106
Bonus to directors	-64	-65	1
Other	84	285	-201
(Increase) decrease in notes and accounts receivable	-3,875	-1,894	-1,981
(Increase) decrease in inventories	-3,129	-1,562	-1,567
(Increase) decrease in other current assets	-1,455	-222	-1,233
Increase (decrease) in notes and accounts payable	803	2,266	-1,463
Increase (decrease) in income taxes payable	420	437	-17
Increase (decrease) in other current liabilities	728	-1,030	1,758
Sub total	24,143	27,299	-3,156
Interest and dividend receivable	409	400	9
Interest payable	-23	-56	33
Income taxes - paid	-10,463	-9,883	-580
Net cash provided by operating activities	14,065	17,758	-3,693
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-13,509	-12,302	-1,207
Proceeds from sales of property, plant and equipment	153	11	142
Purchases of investment securities	-1,028	—	-1,028
Proceeds from sales of investment securities	30	—	30
Expenditure for acquisition of subsidiary's stocks for consolidation	—	—	-
Expenditure for loans	0	-1	1
Income from collection of loans	29	48	-19
Expenditure for other investments	-872	-291	-581
Income from other investments	373	31	342
Income from business transfer	—	—	-
Net cash used in investing activities	-14,825	-12,504	-2,321
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	30,000	—	30,000
Increase in treasury stock	-3	-9	6
Decrease in treasury stock	178	228	-50
Dividends paid	-12,920	-10,024	-2,896
Net cash used in financing activities	17,255	-9,805	27,060
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	379	-1,324	1,703
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,875	-5,875	22,750
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	83,574	112,874	-29,300
CASH AND CASH EQUIVALENTS, END OF PERIOD	100,449	106,998	-6,549

Notes:

1. Negative figures with "-" (minus) in the consolidated statements of cash flows indicate net outflow of cash and cash
2. *The above statements are direct translation from Kessan Tanshin which was made under the Japanese Accounting* Standard.

5. Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 63 companies
   Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION

2. Number of unconsolidated subsidiaries : None

3. Number of affiliates : 4 companies
   Number of affiliates accounted for by the equity method : 1company, NH TECHNO GLASS CORP. (Japan)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

a. Scope of consolidation

In comparison to the same period last year (Jun.30, 2005) : 3 companies increased in total

3 companies increased due to the establishment:	HOYA HEALTHCARE (SHANGHAI) CO.,LTD. (China) HOYA CANDEO OPTRONICS KOREA CO.,LTD. (Korea) VISION MEMBRANE TECHNOLOGIES, INC.(USA)
2 companies increased due to the acquisition:	QSTREAMS NETWORKS, INC. (USA) HOYA HILL OPTICS SA (PTY) LTD. (South Africa)
1company decreased due to the merger into the parent company :	HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO.,LTD. (Japan)
1company decreased due to the closing :	HOYA LENS MEXICO, SA.DE.CV. (Mexico)

In comparison to the previous quarter (Mar.31, 2006) : 1 company increased

1 company increased due to the acquisition:	HOYA HILL OPTICS SA (PTY) LTD. (South Africa)

b. Application of the equity method

In comparison to Jun.30, 2005 : No change

In comparison to Mar.31, 2006 : No change

	as of Jun.30, 2006	as of Jun.30, 2005	variance	as of Mar.31, 2006
Consolidated subsidiaries	63 (do 5, os58)	60 (do 6, os54)	+3 (do-1, os+4)	62 (do 5, os57)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	- (do -, os -)
Affiliates	4 (do 4, os -)	5 (do 5, os -)	-1 (do-1, os-)	5 (do 5, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)	(1) (do 1, os -)
Total Hoya Group	67	65	+2	67
(accounted for by the equity method)	(1)	(1)	(-)	(1)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   From this fiscal year, the company has changed its classification of industry segment.

Notes Relating to Stock Split

In a meeting of the Board of Directors held on July 20, 2005, HOYA CORPORATION "the Company" decided to carry out a four-for-one stock split. The details are as follows:

1. Number of shares to be increased

Outstanding shares before stock split	112,349,005 shares
Increase in shares	337,047,015 shares
Outstanding shares after increase	449,396,020 shares

2. Method
   With effect on November 15, 2005, the shares of shareholders recorded on September 30, 2005 will be split four for one.

3. Date entitled to dividend
   October 1, 2005

   The per share information for the three months ended June 30 and September 30, 2005, as well as for the first half ended September 30, 2005 are adjusted to reflect the stock split assuming that the above stock split was exercised on the beginning of the previous fiscal year. For your reference, actual per share information which is not adjusted for the same period last year is as follows :

	Three months ended		Six months ended
	Jun. 30, 2005	Sep.30, 2005	Sep.30, 2005
Shareholders' equity per share (Yen)	2,574.53	2,738.40	2,738.40
Basic net income per share (Yen)	183.02	166.88	349.90
Diluted net income per share (Yen)	182.52	166.28	348.81

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen		
	Three months ended		
	Jun. 30,2006	Jun. 30,2005	Mar.31,2006
Cash and deposits	100,449	106,998	83,574
Total	100,449	106,998	83,574

2. Details of Important Non-financial Trading

Three months ended Jun. 30, 2006 Millions of Yen
None

Three months ended Jun. 30, 2005
None

Three months ended Mar. 31, 2006
Cancellation of treasury stock 53,180
(with effect on February 1, 2006 for 14,379,000 shares)

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

	As of								
	Jun.30,2006			Mar.31, 2006			Jun.30, 2005		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	1,692	1,640	-52	1,692	1,874	181	159	308	148
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	1,692	1,640	-52	1,692	1,874	181	159	308	148

2. Investment securities without market values:

(Millions of Yen)

	As of		
	Jun.30,2006	Mar.31, 2006	Jun.30, 2005
Non-marketable stock of subsidiaries	10,412	11,104	10,632
Total	10,412	11,104	10,632
Non-marketable equity securities	791	802	275
Others	273	279	329
Total	1,064	1,081	604

3. Derivatives

Significant hedge accounting methods

(1) Hedge accounting methods

Deferral hedging is applied. Appropriation is adopted for hedging exchange risks when the criteria for appropriation are met.

(2) Hedging methods, items covered by hedging and hedging strategy

Exchange risks are hedged based mainly on the company's "Internal Management Regulations", and the company has adopted a policy of not conducting any speculative derivative trading.

Hedging method: forward exchange contracts

Items hedged: Foreign currency denominated debt

Notes Relating to Income Tax

1. Breakdown of majoe factors giving rise to deferred tax assets and liabilities:

	Millions of Yen		
(1) Current deferred tax assets and liabilities	As of		
Deferred tax assets	Jun.30, 2006	Mar.31, 2006	Jun.30 ,2005
Inventories - intercompany unrealized profits	1,719	1,692	2,163
Maintenance of environment	1,459	1,474	—
Amount denied of expenses for accrued bonus	834	1,601	760
Loss on close of factory	404	510	510
Enterprise tax not deductible	171	727	249
Excess deductible amount of depreciation expenses	—	—	287
Other deferred tax assets	872	1,401	1,436
Total amount of deferred tax assets - current	5,461	7,407	5,407
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Excess amount of inclusion in deductible expenses for	1,866	1,962	1,800
Loss on impairment not deductible	606	1,376	698
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	118	105	114
Other deferred tax assets	1,399	258	744
Total amount of deferred tax assets - fixed	3,990	3,702	3,357
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-398	-406	-431
Special depreciation reserve	-250	-298	-255
Difference of evaluation for marketable secutrities	-21	-74	-35
Other deferred tax liabilities	-165	-165	-165
Total amount of deferred tax liabilities - fixed	-836	-945	-889
Net amount of deferred tax assets - fixed	3,154	2,757	2,468

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Three months ended		
	Jun.30,2006	Jun.30,2005	Mar.31,2006
Statutory tax rate of the Company	40.4 %	40.4 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-19.3	-15.3	-21.0
Non-Deductible expenses such as entertainment expenses	0.3	0.4	0.7
Per capita levy of inhabitants tax and others	0.1	0.1	0.1
Non-taxable dividend income	-6.3	-6.2	—
Intercompany cash dividend	6.3	6.2	—
Equity in earnings of affiliates	0.9	-1.7	1.2
Refund of income tax paid in previous year	-5.7	—	—
Tax credit on experiment and research expenses	-0.4	-0.4	-0.6
Other adjustment	-3.1	0.7	0.8
Effective income tax rate	13.2	24.2	21.6

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003. On May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

(2) Breakdown of expenses for employees' retirement benefits

	Millions of Yen		
	Three months ended		
	Jun.30, 2006	Jun.30, 2005	Mar.31, 2006
Additional retirement benefits paid to employees	94	292	162
Expenses for employees' retirement benefits	94	292	162

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

The company, which groups its assets in terms of its business units, accounted for impairment for the following groups of assets during the terms under review.

(1) Tokyo Studio and the former Musashi Factory, etc. in the Crystal Division

Location	Akishima-shi, Tokyo; Iruma-shi, Saitama, etc
Use	Facilities for manufacturing crystal glassware, etc
Asset Class	Machinery and equipment, etc.

In the Crystal Division, which experienced a substantial decline in demand for personal consumption and for corporate gifts amid the sluggish market, and book value of the asset group relating to this division was decreased to its recoverable amount, and the decrease was posted as impairment loss under extraordinary losses. The details are as follows.

	Millions of Yen		
	Three months ended		
	Jun.30, 2006	Jun.30, 2005	Mar.31, 2006
Machinery and others	14	3	417
Total	14	3	417

The recoverable amount of the asset group was measured in terms of its value in use while its future cash flows were computed by discounting them by 5%.

(2) Leased assets of head office

Location	Machida-shi, Tokyo
Use	Leasing
Asset Class	Land

The book value of the leased assets located in Machida City, Tokyo was reduced to the amount of potential recovery because of a decline in market price. The amount of reduction is recorded under extraordinary losses as an asset impairment losses.

	Millions of Yen		
	Three months ended		
	Jun.30, 2006	Jun.30, 2005	Mar.31, 2006
Land	-	-	368
Total	-	-	368

The recoverable amount for this group of assets is measured based on the posted price.

(3) Segment Information

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

for the three months ended June 30, 2006

	Millions of Yen							
	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	52,239	2,402	27,926	9,733	317	92,618	-	92,618
Intersegment	116	46	0	-	727	890	(890)	-
Total	52,355	2,449	27,926	9,733	1,044	93,508	(890)	92,618
Operating expenses	32,162	2,248	22,756	7,616	983	65,768	(390)	65,377
Operating income	20,192	200	5,169	2,116	61	27,740	(499)	27,240
Operating margin	38.6%	8.2%	18.5%	21.7%	5.9%	29.7%	-	29.4%
Assets	221,916	7,649	105,543	18,202	2,669	355,980	35,991	391,972
Depreciation	5,578	27	1,651	270	10	7,538	14	7,553
Loss on impairment	-	-	-	-	14	14	-	14
Capital Expenditures	9,801	59	2,436	490	5	12,793	-	12,795
R&D Expenses	2,479	250	473	294	29	3,527	-	3,527
Number of employees (p)	18,400	199	7,279	782	227	26,887	57	26,944

for the three months ended June 30, 2005

	Millions of Yen							
	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	44,568	2,605	24,850	8,542	1,211	81,777	-	81,777
Intersegment	69	81	5	—	1,141	1,298	(1,298)	-
Total	44,637	2,686	24,856	8,542	2,352	83,076	(1,298)	81,777
Operating expenses	25,876	2,426	20,415	6,487	2,300	57,507	(784)	56,722
Operating income	18,761	259	4,440	2,054	53	25,569	(513)	25,055
Operating margin	42.0%	9.7%	17.9%	24.1%	2.3%	30.8%	-	30.6%
Assets	181,276	7,507	91,614	15,548	4,776	300,724	51,864	352,588
Depreciation	3,750	24	1,422	173	-	5,384	13	5,398
Loss on impairment	-	-	-	-	3	3	-	3
Capital Expenditures	7,540	37	1,594	479	10	9,663	-	9,663
R&D Expenses	1,943	257	630	179	9	3,021	-	3,021
Number of employees (p)	13,836	200	6,714	683	401	21,834	56	21,890

Ref:

Difference between the 1st quarter this year and the same quarter last year

	Millions of Yen							
	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	7,671	-203	3,076	1,191	-894	10,841	-	10,841
Variance (%)	17.2%	-7.8%	12.4%	13.9%	-73.8%	13.3%	-	13.3%
Intersegment	47	-35	-5	—	-414	-408	408	-
Total	7,718	-237	3,070	1,191	-1,308	10,432	408	10,841
Operating expenses	6,286	-178	2,341	1,129	-1,317	8,261	394	8,655
Operating income	1,431	-59	729	62	8	2,171	14	2,185
Variance (%)	7.6%	-22.8%	16.4%	3.0%	-	8.5%	-	8.7%
Assets	40,640	142	13,929	2,654	-2,107	55,256	-15,873	39,384
Depreciation	1,828	3	229	97	-	2,154	1	2,155
Loss on impairment	-	-	-	-	11	11	-	11
Capital Expenditures	2,261	22	842	11	-5	3,130	2	3,132
R&D Expenses	536	-7	-157	115	20	506	-	506
Number of employees (p)	4,564	-1	565	99	-174	5,053	1	5,054

*Elimi. or corp. : Elimination or corporate

Note:

1. Products and Services of each Business Division:

(1) From this fiscal year, the company has changed its segmentation of industry as follows, because the necessity of disclosure has decreased due to the decline of their sales and profits :

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others		Crystal glass products; Design of information systems, etc.

(2) Formerly the company's business segment classification was as follows:

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

(3) The business results for the three months ended June 30, 2005 according to the former business segment are as follows:

	Millions of Yen								
	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consoli-dated
Net sales:									
To outside customers	44,568	2,605	24,850	8,542	760	450	81,777	-	81,777
Intersegment	69	81	5	—	2	1,139	1,298	(1,298)	-
Total	44,637	2,686	24,856	8,542	763	1,589	83,076	(1,298)	81,777
Operating expenses	25,876	2,426	20,415	6,487	854	1,446	57,507	(784)	56,722
Operating income	18,761	259	4,440	2,054	-90	143	25,569	(513)	25,055
Operating margin	42.0%	9.7%	17.9%	24.1%	-11.9%	9.0%	30.8%	-	30.6%
Assets	181,276	7,507	91,614	15,548	1,676	3,100	300,724	51,864	352,588
Depreciation	3,750	24	1,422	173	0	13	5,384	13	5,398
Loss on impairment	-	-	-	-	3	-	3	-	3
Capital Expenditures	7,540	37	1,594	479	3	7	9,663	—	9,663
R&D Expenses	1,943	257	630	179	9	-	3,021	-	3,021
Number of employees (p)	13,836	200	6,714	683	149	252	21,834	56	21,890

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Jun. 30, 2006 and 2005 are as follows:

	2006	2005
Yen	471 million	Yen 583 million

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Jun. 30, 2006 and 2005 are as follows:

	2006	2005
Yen	20,708 million	Yen 57,551 million

2. Geographical Segments

for the three months ended June 30, 2006 — Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	64,743	9,098	11,181	7,594	92,618	-	92,618
Intersegment	6,576	78	277	37,332	44,264	(44,264)	-
Total	71,320	9,177	11,458	44,927	136,883	(44,264)	92,618
Operating expenses	61,476	8,750	9,740	30,799	110,767	(45,390)	65,377
Operating income	9,843	426	1,717	14,127	26,115	1,125	27,240
Operating margin	13.8%	4.7%	15.0%	31.5%	19.1%	-	29.4%
Assets	165,789	18,771	89,842	165,758	440,161	-48,188	391,972

for the three months ended June 30, 2005 — Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	59,948	8,086	9,089	4,653	81,777	-	81,777
Intersegment	5,047	64	116	27,354	32,582	(32,582)	-
Total	64,996	8,150	9,205	32,008	114,360	(32,582)	81,777
Operating expenses	54,502	7,944	7,499	20,446	90,393	(33,670)	56,722
Operating income	10,493	206	1,705	11,561	23,967	1,088	25,055
Operating margin	16.2%	2.5%	18.5%	36.1%	21.0%	-	30.6%
Assets	164,999	18,778	38,158	122,634	344,570	8,017	352,588

Ref : Difference between the 1st quarter this year and the same quarter last year — Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	4,795	1,012	2,092	2,941	10,841	-	10,841
Variance (%)	8.0%	12.5%	23.0%	63.2%	13.3%	-	13.3%
Intersegment	1,529	14	161	9,978	11,682	-11,682	-
Total	6,324	1,027	2,253	12,919	22,523	-11,682	10,841
Operating expenses	6,974	806	2,241	10,353	20,374	-11,720	8,655
Operating income	-650	220	12	2,566	2,148	37	2,185
Variance (%)	-6.2%	106.8%	0.7%	22.2%	9.0%	-	8.7%
Assets	790	-7	51,684	43,124	95,591	-56,205	39,384

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

   North America: United States of America and Canada
   Europe: Netherlands, Germany, United Kingdom, etc.
   Asia: Singapore, Republic of Korea, Taiwan, etc.
   Re: Asia includes Australia, and Europe includes South Africa.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Jun. 30, 2006 and 2005 are as follows:

2006	2005
Yen 389 million	Yen 506 million

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Jun. 30, 2006 and 2005 are as follows:

2006	2005
Yen 19,223 million	Yen 55,101 million

3. Sales to Foreign Customers

for the three months ended June 30, 2006

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	11,488	11,718	25,858	5	49,071
Total Consolidated Net Sales (B)					92,618
Overseas Sales ratio A/B	12.4%	12.7%	27.9%	0.0%	53.0%
Regional Sales Ratio	23.4%	23.9%	52.7%	0.0%	100.0%

for the three months ended June 30, 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	9,488	9,631	18,947	3	38,069
Total Consolidated Net Sales (B)					81,777
Overseas Sales ratio A/B	11.6%	11.8%	23.2%	0.0%	46.6%
Regional Sales Ratio	24.9%	25.3%	49.8%	0.0%	100.0%

Ref:

Difference between the 1st quarter this year and the same quarter last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	2,000	2,087	6,911	2	11,002
Total Consolidated Net Sales (B)					10,841
Variance (%)	21.1%	21.7%	36.5%	66.7%	28.9%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

Re: Asia includes Australia, and Europe includes South Africa.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

Business Category / Company	Three months ended Jun.30, 2006	Three months ended Jun.30, 2005	Variance	(%)	Three months ended Mar. 31, 2006
Electro-Optics					
Domestic	23,654 (45.3)	23,884 (53.6)	-230	-1.0	22,982 (45.6)
Overseas	28,585 (54.7)	20,683 (46.4)	7,902	38.2	27,375 (54.4)
total	52,239 [56.4]	44,568 [54.5]	7,671	17.2	50,357 [55.8]
Photonics					
Domestic	1,416 (59.0)	1,457 (55.9)	-41	-2.8	1,376 (54.5)
Overseas	986 (41.0)	1,147 (44.1)	-161	-14.0	1,148 (45.5)
total	2,402 [2.6]	2,605 [3.2]	-203	-7.8	2,524 [2.8]
Electro-Optics					
Domestic	25,070 (45.9)	25,342 (53.7)	-272	-1.1	24,358 (46.1)
Overseas	29,571 (54.1)	21,830 (46.3)	7,741	35.5	28,524 (53.9)
total	54,641 [59.0]	47,173 [57.7]	7,468	15.8	52,882 [58.6]
Vision Care					
Domestic	8,885 (31.8)	9,034 (36.4)	-149	-1.6	8,705 (31.3)
Overseas	19,040 (68.2)	15,815 (63.6)	3,225	20.4	19,139 (68.7)
total	27,926 [30.2]	24,850 [30.4]	3,076	12.4	27,844 [30.9]
Health Care					
Domestic	9,310 (95.7)	8,255 (96.6)	1,055	12.8	8,571 (95.8)
Overseas	422 (4.3)	287 (3.4)	135	47.0	375 (4.2)
total	9,733 [10.5]	8,542 [10.4]	1,191	13.9	8,946 [9.9]
Eye Care					
Domestic	18,195 (48.3)	17,290 (51.8)	905	5.2	17,276 (47.0)
Overseas	19,463 (51.7)	16,103 (48.2)	3,360	20.9	19,515 (53.0)
total	37,659 [40.7]	33,393 [40.8]	4,266	12.8	36,791 [40.8]
Others					
Domestic	280 (88.6)	1,075 (88.8)	-795	-74.0	473 (89.1)
Overseas	36 (11.4)	135 (11.2)	-99	-73.3	57 (10.9)
total	317 [0.3]	1,211 [1.5]	-894	-73.8	531 [0.6]
Total Net Sales					
Domestic	43,547 (47.0)	43,708 (53.4)	-161	-0.4	42,108 (46.7)
Overseas	49,071 (53.0)	38,069 (46.6)	11,002	28.9	48,096 (53.3)
Total	92,618 [100.0]	81,777 [100.0]	10,841	13.3	90,204 [100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

HOYA

2007(平成19)年3月期 第1四半期 連結決算参考資料

Fact Book 2007 – Consolidated –

1st Quarter of the fiscal year ending March 31, 2007

Three months ended June 30, 2006

目 次 ・ Table of contents

1. 経営成績 ・ Results of Operations ……… 1
2. 収益性 ・ Profitability ……… 2
3. 利益状況 ・ Profits
4. 事業の種類別セグメント情報〔売上高構成比率〕
・ Business Segment Information (Share of net sales) ……… 3
5. 所在地別セグメント情報〔売上高構成比率〕
・ Geographical Segment Information (Share of net sales)
6. 第1四半期 事業の種類別セグメント情報〔成長性と収益性〕
・ 1Q Sales Growth and Profitability by Business Segment ……… 4
7. 第1四半期 所在地別セグメント情報〔成長性と収益性〕
・ 1Q Sales Growth and Profitability by Geographical Segment
8. 事業の種類別営業利益率
・ Business Segment Information (Operating margin) ……… 5
9. 顧客所在地別売上高構成比率
・ Sales to Domestic and Foreign Customers ……… 6
10. 財政状態 ・ Condition of Assets
11. 株主状況 ・ Shareholders ……… 7
12. 1株当り収益性および配当金
・ Profitability per Share & Cash Dividends
13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率
・ PER, PCFR, PBR ……… 8
14. 株価・出来高の推移
・ Common Stock Price Range and Trading Volume
15. 設備投資 ・ Capital Expenditure ……… 9
16. 研究開発費 ・ Research and Development Expenses
17. 手元流動性 ・ Liquidity ……… 10
18. 有利子負債 ・ Interest-bearing Debt
19. 棚卸資産 ・ Inventories ……… 11
20. 人員 ・ Number of Employees
21. [参考]グループ連結経営 ・ HOYA's Global Group Management ……12

※ 本資料に含まれる1株当たりデータおよび株価につきましては、平成17年9月30日を基準日とした1対4の株式分割(平成17年11月15日効力発生)を反映し、遡及修正して表示しております。
Per share data and stock price shown in this report have been retroactively adjusted reflecting four for one stock split implemented for the shareholders registered as of September 30, 2005, effective from November 15, 2005.

1. 経営成績･Results of Operations (百万円･¥ Million)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期推移(Quarter Transition)
1Q推移 (1Q Transition)
売上高･Net Sales
営業利益率･Operating Margin
経常利益率･Ordinary Income Ratio
当期純利益率･Return on Sales =ROS

	2002.3	2003.3	2004.3	2005.3	2006.3
売上高･Net Sales	235,265	246,293	271,443	308,172	344,228
営業利益率･Operating Margin	18.7%	21.5%	25.1%	27.6%	29.4%
経常利益率･Ordinary Income Ratio	19.5%	20.7%	24.5%	29.1%	30.1%
当期純利益率･Return on Sales =ROS	10.1%	8.1%	14.6%	20.8%	22.0%

	2004.9	2005.9	2006.9E
売上高･Net Sales	153,447	166,738	187,000
営業利益率･Operating Margin	28.8%	29.9%	29.1%
経常利益率･Ordinary Income Ratio	30.5%	32.6%	27.5%
当期純利益率･Return on Sales =ROS	21.4%	23.4%	22.2%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2QE
売上高･Net Sales	74,961	78,486	77,786	76,938	81,777	84,961	87,286	90,204	92,618	94,382
営業利益率･Operating Margin	28.1%	29.4%	27.8%	24.9%	30.6%	29.1%	31.2%	26.7%	29.4%	28.9%
経常利益率･Ordinary Income Ratio	29.8%	31.1%	28.7%	26.6%	33.6%	31.7%	31.1%	24.4%	27.1%	27.9%
当期純利益率･Return on Sales =ROS	21.6%	21.2%	20.7%	19.6%	24.9%	21.9%	23.1%	18.3%	23.2%	21.2%

	2006-1Q	2007-1Q
売上高･Net Sales	81,777	92,618
営業利益率･Operating Margin	30.6%	29.4%
経常利益率･Ordinary Income Ratio	33.6%	27.1%
当期純利益率･Return on Sales =ROS	24.9%	23.2%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2007-1Q」は、2007年(平成19年)3月期の第1四半期(2006年4月1日から2006年6月30日まで)の3ヶ月間の経営成績あるいは2006年6月30日現在の財政状態を表示してます。

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1- Sep.30, 3Q : Oct.1 - Dec.31 and 4Q : Jan.1 - Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended June 30, 2006 or condition of finance as of June 30, 2006 in 2007-1Q scale.

(1) 連結範囲及び持分法の適用に関する事項

①連結子会社数…63社

主要会社名：

(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.

(国内) HOYA CANDEO OPTRONICS株式会社、HOYAヘルスケア株式会社

②関連会社数…4社(うち持分法適用会社数…1社、NHテクノグラス株式会社)

(2) 会計処理の方法等の変更

①連結範囲及び持分法の適用の異動状況

連結範囲：前期末(平成18年3月末)との比較…1社増

・買収により1社増加　HOYA HILL OPTICS SA (PTY) LTD (南アフリカ)

②会計処理の方法：事業の種類別瀬部面と情報における事業区分を変更しております。

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 63 companies

Major consolidated subsidiaries :

<overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.

<Japan>HOYA CANDEO OPTRONICS CORP., HOYA HEALTHCARE CORP.

2. Number of affiliates : 4 companies

(Number of affiliated acconted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2006

1. Changes in scope of consolidation and application of the equity method

Scope of consolidation : 1 company increased

1 company increased due to acquisition:　HOYA HILL OPTICS SA (PTY) LTD (South Africa)

2. Changes in accounting policy :

The company has changed its classification of industry segments.

参考	当第1四半期(平成19年3月期) as of June 30, 2006	前期(平成18年3月期) as of March 31, 2006	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	63 (do 5 , os 58)	62 (do 5 , os 57)	+1 (do — , os +1)
非連結子会社数 Unconsolidated Subsidiaries	— (do — , os —)	— (do — , os —)	— (do — , os —)
関連会社数 Affiliates	4 (do 4 , os —)	5 (do 5 , os —)	-1 (do -1 , os —)
(うち持分法適用会社数 Affiliates accounted for by the equity method)	(1) (do 1 , os —)	(1) (do 1 , os —)	— (do — , os —)
合計･Total	67	67	—

2. 収益性・Profitability (円・¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移 (1Q Transition)
一株当たり当期純利益・Earnings Per Share=EPS
総資産経常利益率・Ordinary Income/Total Assets
自己資本当期純利益率・ROE
総資産当期純利益率・Return on Assets =ROA

	2002.3	2003.3	2004.3	2005.3	2006.3
一株当たり当期純利益・EPS	50.78	42.77	87.74	144.71	171.71
自己資本当期純利益率・ROE	11.5%	9.0%	17.8%	25.8%	27.1%
総資産経常利益率・Ordinary Income/Total Asset	16.8%	18.4%	23.6%	27.9%	29.1%
総資産当期純利益率・Return on Assets =ROA	8.7%	7.3%	14.0%	20.0%	21.2%

	2004.9	2005.9	2006.9E
一株当たり当期純利益・EPS	74.73	87.47	96.36
自己資本当期純利益率・ROE	14.0%	13.4%	14.1%
総資産経常利益率・Ordinary Income/Total Asset	15.3%	14.6%	13.4%
総資産当期純利益率・Return on Assets =ROA	10.8%	10.5%	10.8%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2QE
一株当たり当期純利益・EPS	37.28	37.44	36.20	33.79	45.75	41.72	46.20	38.21	49.92	46.44
自己資本当期純利益率・ROE	7.2%	6.9%	6.3%	5.6%	7.2%	6.3%	7.1%	6.1%	7.6%	6.7%
総資産経常利益率・Ordinary Income/Total Asset	7.7%	8.0%	6.9%	6.0%	7.8%	7.2%	7.3%	6.1%	6.7%	6.6%
総資産当期純利益率・Return on Assets =ROA	5.6%	5.4%	5.0%	4.4%	5.8%	5.0%	5.4%	4.6%	5.7%	5.0%

	2006-1Q	2007-1Q
一株当たり当期純利益・EPS	45.75	49.92
自己資本当期純利益率・ROE	7.2%	7.6%
総資産経常利益率・Ordinary Income/Total Asset	7.8%	6.7%
総資産当期純利益率・Return on Assets =ROA	5.8%	5.7%

3. 利益状況・Profits (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移 (1Q Transition)
営業利益・Operating Profit
経常利益・Ordinary Income
当期純利益・Net Income
平均為替レート・Exchange rate(¥/US$)
EURO平均為替レート・Exchange rate(¥/EURO)

	2002.3	2003.3	2004.3	2005.3	2006.3
営業利益・Operating Profit	43,897	52,982	68,166	84,920	101,095
経常利益・Ordinary Income	45,774	50,874	66,554	89,525	103,637
当期純利益・Net Income	23,740	20,037	39,548	64,135	75,620
平均為替レート・Exchange rate(¥/US$)	125.89	121.20	112.76	107.60	113.93
EURO平均為替レート・Exchange rate(¥/EURO)	110.98	121.48	132.65	135.73	138.13

	2004.9	2005.9	2006.9E
営業利益・Operating Profit	44,128	49,795	54,500
経常利益・Ordinary Income	46,771	54,439	51,500
当期純利益・Net Income	32,894	38,985	41,500
平均為替レート・Exchange rate(¥/US$)	110.32	110.36	114.49
EURO平均為替レート・Exchange rate(¥/EURO)	133.67	135.74	142.28

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2QE
営業利益・Operating Profit	21,081	23,047	21,652	19,138	25,055	24,740	27,257	24,043	27,240	27,260
経常利益・Ordinary Income	22,366	24,404	22,314	20,440	27,465	26,974	27,162	22,036	25,139	26,361
当期純利益・Net Income	16,222	16,671	16,123	15,118	20,389	18,596	20,120	16,514	21,499	20,001
平均為替レート・Exchange rate(¥/US$)	109.62	111.02	104.52	105.25	108.36	112.35	117.83	117.16	113.97	115.00
EURO平均為替レート・Exchange rate(¥/EURO)	132.47	134.87	137.95	137.62	135.25	136.23	140.14	140.92	144.55	140.00

	2006-1Q	2007-1Q
営業利益・Operating Profit	25,055	27,240
経常利益・Ordinary Income	27,465	25,139
当期純利益・Net Income	20,389	21,499
平均為替レート・Exchange rate(¥/US$)	108.36	113.97
EURO平均為替レート・Exchange rate(¥/EURO)	135.25	144.55

4. 事業の種類別セグメント情報〔売上高構成比率〕・Business Segment Information (Share of net sales)


年度推移(Annual Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Other
2002.3
2003.3
2004.3
2005.3
2006.3


中間推移(Interim Transition)
2004.9
2005.9.
2006.9E


四半期毎の推移(Quarter Transition)
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
2006-2Q
2006-3Q
2006-4Q
2007-1Q
2007-2QE


1Q推移 (1Q Transition)
2006-1Q
2007-1Q

		2002.3	2003.3	2004.3	2005.3	2006.3	2004.9	2005.9.	2006.9E	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2QE	2006-1Q	2007-1Q
情報通信分野	Electro-Optics	43.1%	45.3%	49.8%	53.8%	55.4%	53.8%	54.8%	56.8%	53.5%	54.1%	54.3%	53.2%	54.5%	55.1%	56.0%	55.8%	56.4%	57.2%	54.5%	56.4%
(Information Technology)	Photonics	3.1%	2.2%	1.5%	3.5%	2.9%	3.8%	3.1%	2.3%	3.8%	3.7%	3.3%	3.1%	3.2%	2.9%	2.8%	2.8%	2.6%	2.1%	3.2%	2.6%
アイケア分野	Vision Care	39.6%	38.3%	36.2%	30.8%	30.4%	30.4%	30.2%	30.1%	30.5%	30.3%	30.6%	31.8%	30.4%	30.1%	30.0%	30.9%	30.2%	30.0%	30.4%	30.2%
(Eye Care)	Health Care	9.8%	10.9%	10.4%	10.2%	10.3%	10.3%	10.6%	10.5%	10.3%	10.3%	10.0%	10.2%	10.4%	10.7%	10.2%	9.9%	10.5%	10.6%	10.4%	10.5%
その他の事業 (Other Businesses)		4.4%	3.3%	2.1%	1.7%	1.0%	1.7%	1.3%	0.3%	1.9%	1.6%	1.8%	1.7%	1.5%	1.2%	1.0%	0.6%	0.3%	0.2%	1.5%	0.3%

5. 所在地別セグメント情報〔売上高構成比率〕・Geographical Segment Information (Share of net sales)


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan
2002.3
2003.3
2004.3
2005.3
2006.3


中間推移(Interim Transition)
2004.9
2005.9.
2006.9E


四半期毎の推移(Quarter Transition)
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
2006-2Q
2006-3Q
2006-4Q
2007-1Q
2007-2QE


1Q推移 (1Q Transition)
2006-1Q
2007-1Q

	2002.3	2003.3	2004.3	2005.3	2006.3	2004.9	2005.9.	2006.9E	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2QE	2006-1Q	2007-1Q
北米・North America	15.7%	14.5%	12.2%	10.0%	10.3%	10.3%	10.1%	9.7%	10.8%	9.8%	9.9%	9.4%	9.9%	10.3%	10.3%	10.6%	9.8%	9.6%	9.9%	9.8%
欧州・Europe	12.3%	13.2%	13.8%	11.0%	11.4%	10.4%	11.0%	12.1%	10.7%	10.1%	11.5%	11.6%	11.1%	10.8%	11.7%	11.9%	12.1%	12.2%	11.1%	12.1%
アジア・Asia	4.2%	4.8%	4.6%	4.1%	7.1%	3.9%	5.6%	8.0%	3.9%	3.8%	3.9%	4.9%	5.7%	5.5%	7.7%	9.5%	8.2%	7.8%	5.7%	8.2%
日本・Japan	67.8%	67.5%	69.4%	74.9%	71.2%	75.4%	73.3%	70.2%	74.6%	76.3%	74.7%	74.1%	73.3%	73.4%	70.3%	68.0%	69.9%	70.4%	73.3%	69.9%

6. 第1四半期　事業の種類別セグメント情報〔成長性と収益性〕・1Q Sales Growth and Profitability by Business Segment


Apr. 1～Jun. 30, 2006 VS Apr. 1～Jun. 30, 2005
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
ホトニクス・その他は省略
・Photonics and Other Businesses are omitted as they locate outside the map.
エレクトロオプティクス
Electro-Optics
ビジョンケア
Vision Care
ヘルスケア
Health Care
Consolidated Basis
Consolidated Basis
25.0%
15.0%
5.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Apr. 1, 2006 – Jun. 30, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	38.6%	17.2%
Photonics	8.2%	-7.8%
Vision Care	18.5%	12.4%
Health Care	21.7%	13.9%
Other Businesses	5.9%	-73.8%
CONSOLIDATED	29.4%	13.3%

Apr. 1, 2005 – Jun. 30, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	42.0%	11.2%
Photonics	9.7%	-9.8%
Vision Care	17.9%	8.7%
Health Care	24.1%	10.8%
Other Businesses	2.3%	-14.5%
CONSOLIDATED	30.6%	9.1%

7. 第1四半期　所在地別セグメント情報〔成長性と収益性〕・1Q Sales Growth and Profitability by Geographical Segment


Apr. 1～Jun. 30, 2006 VS Apr. 1～Jun. 30, 2005
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
アジア・Asia
欧州・Europe
北米・USA
日本・Japan
Consolidated Basis
Consolidated Basis
100.0%
60.0%
20.0%
-20.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Apr. 1, 2006 – Jun. 30, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	13.8%	8.0%
北米・North America	4.7%	12.5%
欧州・Europe	15.0%	23.0%
アジア・Asia	31.5%	63.2%
CONSOLIDATED	29.4%	13.3%

Apr. 1, 2005 – Jun. 30, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	16.2%	7.2%
北米・North America	2.5%	-0.2%
欧州・Europe	18.5%	13.8%
アジア・Asia	36.1%	57.6%
CONSOLIDATED	30.6%	9.1%

8. 事業の種類別営業利益率・Business Segment Information (Operating Margin)


年度の推移 (Annual Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
Electro-Optics


中間推移 (Interim Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
Photonics


四半期毎の推移 (Quarter Transition)
Electro-Optics
Health Care
Vision Care
Photnics
Other Businesses
Vision Care
Health Care


1Q推移 (1Q Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
Other Businesses

		2002.3	2003.3.	2004.3	2005.3	2006.3
情報通信分野	Electro-Optics	27.3%	30.8%	33.4%	38.1%	39.1%
(Information Technology)	Photonics	-6.5%	-10.7%	-1.9%	8.1%	9.0%
アイケア分野	Vision Care	15.5%	16.0%	17.8%	18.0%	19.5%
(Eye Care)	Health Care	14.3%	19.0%	22.1%	22.7%	19.3%
その他の事業 (Other Businesses)		1.9%	2.0%	1.0%	2.4%	6.1%

2003.9	2004.9	2005.9.
32.7%	39.7%	40.1%
-2.3%	12.9%	7.4%
15.9%	17.3%	18.7%
22.6%	24.2%	24.4%
2.4%	6.6%	1.5%

2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q
38.9%	40.5%	37.3%	35.5%	42.0%	38.3%	39.8%	36.8%	38.6%
13.6%	12.2%	6.4%	-1.5%	9.7%	5.1%	12.0%	9.4%	8.2%
17.3%	17.4%	20.1%	17.2%	17.9%	19.6%	21.9%	18.7%	18.5%
23.8%	24.6%	21.9%	20.6%	24.1%	24.8%	21.0%	7.6%	21.7%
10.3%	2.8%	2.6%	-6.4%	2.3%	0.7%	23.0%	-2.0%	5.9%

2006-1Q	2007-1Q
42.0%	38.6%
9.7%	8.2%
17.9%	18.5%
24.1%	21.7%
2.3%	5.9%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan
2002.3
2003.3
2004.3
2005.3
2006.3


中間推移(Interim Transition)
2003.9
2004.9
2005.9.


四半期毎の推移(Quarter Transition)
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
2006-2Q
2006-3Q
2006-4Q
2007-1Q


1Q推移 (1Q Transition)
2006-1Q
2007-1Q

	2002.3	2003.3	2004.3	2005.3	2006.3
北米・North America	16.9%	14.9%	14.1%	14.1%	12.4%
欧州・Europe	16.2%	15.8%	14.8%	11.8%	12.0%
アジアおよびその他・Asia	10.7%	13.3%	16.5%	20.1%	25.2%
日本・Japan	56.2%	56.0%	54.6%	54.0%	50.4%

	2003.9	2004.9	2005.9.
北米・North America	14.6%	14.9%	12.2%
欧州・Europe	14.7%	11.4%	11.5%
アジアおよびその他・Asia	15.4%	19.0%	23.3%
日本・Japan	55.3%	54.7%	53.0%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q
北米・North America	15.3%	14.6%	14.0%	12.6%	11.6%	12.7%	11.5%	13.7%	12.4%
欧州・Europe	11.7%	11.1%	12.2%	12.2%	11.8%	11.3%	12.3%	12.4%	12.7%
アジアおよびその他・Asia	17.8%	20.1%	20.0%	22.3%	23.2%	23.4%	26.9%	27.2%	27.9%
日本・Japan	55.2%	54.2%	53.8%	52.9%	53.4%	52.6%	49.3%	46.7%	47.0%

	2006-1Q	2007-1Q
北米・North America	11.6%	12.4%
欧州・Europe	11.8%	12.7%
アジアおよびその他・Asia	23.2%	27.9%
日本・Japan	53.4%	47.0%

10. 財政状態・Condition of Assets (百万円・¥Million)


年間推移(Annual Transition)
2002.3
2003.3
2004.3
2005.3
2006.3


中間推移(Interim Transition)
2004.9
2005.9.
2006.9E


四半期毎の推移(Quarter Transition)
2004.6.
2004.9.
2004.12.
2005.3.
2005.6.
2005.9.
2005.12.
2006.3.
2006.6.
2007-2QE

総資産・Total Assets

自己資本・Shareholders' Equity

自己資本比率・Shareholders' Equity Ratio

	2002.3	2003.3	2004.3	2005.3	2006.3
総資産・Total Assets	278,067	274,288	289,887	351,482	361,537
自己資本・Shareholders' Equity	219,180	224,218	218,978	277,889	279,480
自己資本比率・Shareholders' Equity Ratio	78.8%	81.7%	75.5%	79.1%	77.3%

	2004.9	2005.9.	2006.9E
総資産・Total Assets	319,944	391,768	409,500
自己資本・Shareholders' Equity	250,696	305,191	308,000
自己資本比率・Shareholders' Equity Ratio	78.4%	77.9%	75.2%

	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2007-2QE
総資産・Total Assets	293,699	319,944	329,739	351,482	352,588	391,768	356,966	361,537	391,972	409,500
自己資本・Shareholders' Equity	230,648	250,696	260,157	277,889	286,827	305,191	259,926	279,480	287,855	308,000
自己資本比率・Shareholders' Equity Ratio	78.5%	78.4%	78.9%	79.1%	81.3%	77.9%	72.8%	77.3%	73.4%	75.2%

(注) 「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号)に基づき、2007年3月期より、「株主資本」に代えて「自己資本」を記載しております。「純資産」ではないのでご注意ください。

・Under a new accounting standard for presentation of Net Assets issued by Accounting Standards Board of Japan, shareholders' equity represents total owners' equity and valuation and translation adjustments. Subscription rights to shares and minority interests are excluded from shareholders' equity. Please note that shareholders' equity is not equal to net assets.

11. 株主状況・Shareholders


年度推移(Annual Transition)
中間推移(Interim Transiton)
四半期末の推移(Quarter Transition)
株主数(名)・Number of Shareholders
外人持株比率・Ratio of Foreign Shareholders

(注1) 6月末と12月末のデータにつきましては、証券保管振替機構預託分の株式情報が更新されないため、株主数及び外人持株比率については正確なデータが把握できませんので、暫定的に証券代行から提出される参考統計資料の数字をそのまま掲載しております。外人持株比率はそれぞれの直前四半期（3月末と9月末）と同比率となっております。
(注2) 2004年6月1日に自社株消却を行ったことから、同年6月末時点での外人持株比率算定に使用する発行済株式総数が直前四半期末に比べ約378万株減少しています。
(注3) 2005年11月15日付で1株につき4株の割合で株式分割を行いました。

	2002.3	2003.3	2004.3	2005.3	2006.3
株主数(名)・Number of Shareholders	6,872	7,459	7,660	7,443	51,789
外人持株比率・Ratio of Foreign Shareholders	34.2%	38.1%	50.5%	55.6%	54.3%

2003.9	2004.9	2005.9.
7,545	7,169	15,507
46.8%	54.4%	54.5%

2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.
7,584	7,169	6,813	7,443	7,410	15,507	16,323	51,789	51,789
52.1%	54.4%	54.4%	55.6%	55.6%	54.5%	54.5%	54.3%	54.3%

(資料：三菱UFJ信託銀行株式会社)

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移 (1Q Transition)
1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS
一株当たり当期純利益・EPS
1株当たり配当金・Cash Dividends Per Share
1株当たり純資産・Shareholders' Equity Per Share

	2002.3	2003.3	2004.3	2005.3	2006.3
1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS	88.31	82.72	174.91	171.65	240.57
一株当たり当期純利益・EPS	50.78	42.77	87.74	144.71	171.71
1株当たり配当金・Cash Dividends Per Share	12.50	12.50	25.00	37.50	60.00
1株当たり純資産・Shareholders' Equity Per Share	471.55	486.29	491.90	623.59	648.87

2003.9	2004.9	2005.9.
82.40	80.91	106.72
41.55	74.73	87.47
12.50	15.00	30.00
461.30	563.08	684.60

2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q
23.19	57.32	28.30	62.37	39.85	66.86	39.10	95.87	32.66
37.28	37.44	36.20	33.79	45.75	41.72	46.20	38.21	49.92
-	-	-	-	-	-	-	-	-
518.14	563.08	584.13	623.59	643.63	684.60	604.09	648.87	668.33

2006-1Q	2007-1Q
39.85	32.66
45.75	49.92
-	-
643.63	668.33

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移(Annual Transition)
¥4,750
¥2,950
¥2,537
¥2,260
¥1,787
2002.3
2003.3.
2004.3.
2005.3.
2006.3.
株価収益率・PER


中間推移(Interim Transition)
¥3,770
¥2,887
2003.9
2004.9
2005.9.
株価営業キャッシュフロー倍率・PCFR


四半期毎の推移(Quarter Transition)
¥4,750
¥4,240
¥4,070
¥3,770
¥3,200
¥2,887
¥2,892
¥2,950
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
2006-2Q
2006-3Q
2006-4Q
2007-1Q
株価純資産倍率・PBR
期末株価・Stock Price(円・¥)


1Q推移 (1Q Transition)
¥4,070
¥3,200
2006-1Q
2007-1Q

	2002.3	2003.3.	2004.3.	2005.3.	2006.3.
株価収益率・PER	44.5	41.8	28.9	20.4	27.7
株価営業キャッシュフロー倍率・PCFR	25.6	21.6	14.5	17.2	19.7
株価純資産倍率・PBR	4.8	3.7	5.2	4.7	7.3
期末株価・Stock Price(円・¥)	2,260	1,787	2,537	2,950	4,750

2003.9	2004.9	2005.9.
52.0	38.6	43.1
26.2	35.7	35.3
4.7	5.1	5.5
2,162	2,887	3,770

2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q
76.6	77.1	79.9	87.3	69.9	90.4	91.8	124.3	81.5
123.1	50.4	102.2	47.3	80.3	56.4	108.4	49.5	124.6
5.5	5.1	5.0	4.7	5.0	5.5	7.0	7.3	6.1
2,855	2,887	2,892	2,950	3,200	3,770	4,240	4,750	4,070

2006-1Q	2007-1Q
69.9	81.5
80.3	124.6
5.0	6.1
3,200	4,070

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume

1999年3月期 (Year ended March 1999) 最高値 H…3月(Mar.)¥7,180 最安値 L…10月(Oct.)¥3,640

2000年3月期 (Year ended March 2000) 最高値 H…3月(Mar.)¥10,890 最安値 L…9月(Sep.)¥5,520

2001年3月期 (Year ended March 2001) 最高値 H…5月(May.)¥11,900 最安値 L…3月(Mar.)¥6,560

2002年3月期 (Year ended March 2002) 最高値 H…3月(Mar.)¥9,370 最安値 L…9月(Sep.)¥5,740

2003年3月期 (Year ended March 2003) 最高値 H…5月(May.)¥9,970 最安値 L…3月(Aug.)¥6,720

2004年3月期 (Year ended March 2004) 最高値 H…3月(Mar.)¥10,650 最安値 L…5月(May.)¥6,690

2005年3月期 (Year ended March 2005) 最高値 H…4月(Apr.)¥12,190 最安値 L…4月(Apr.)¥9,920

2006年3月期 (Year ended March 2006) 最高値 H…2月(Feb.)¥5,040 (分割後) 最安値 L…9月(Sep.)¥3,595 (分割後)

2007年3月期第1四半期 (Three months ended June 2006) 最高値 H…4月(Apr.)¥4,990 (分割後) 最安値 L…6月(Jun.)¥3,550 (分割後)

} 実際値


※株価チャートは、2005年11月15日付の1株につき4株の割合で行なった株式分割を反映し、分割前の株価を遡及修正して表示しています。出来高は実数で表記し、分割による遡及修正はしておりません。
Stock price below reflects the four for one stock split effective from November 15, 2005. Trading Volume shows actual amount regardless of stock split.
出来高・Trading Volume(千株・Thousand Shares)
株価・Stock Price(円・¥)

15. 設備投資・Capital Expenditure (百万円・¥Milloin)


年度推移(Annual Transition)
2002.3
2003.3
2004.3
2005.3
2006.3


中間推移(Interim Transition)
2004.9
2005.9.
2006.9E
当期純利益・Net Income


四半期毎の推移(Quarter Transition)
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
2006-2Q
2006-3Q
2006-4Q
2007-1Q
2007-2QE
減価償却費等・Depreciation and other
設備投資額・Capital Expenditure


1Q推移 (1Q Transition)
2006-1Q
2007-1Q

※2004.3期以降、減価償却費等には営業権償却および減損損失が含まれております。/ Amortization of goodwill and Loss on impairment of long-lived assets are included in Depreciation and other in 2004.3 and thereafter.

	2002.3	2003.3	2004.3	2005.3	2006.3
減価償却費等・Depreciation and other	20,104	19,792	25,328	22,519	27,484
当期純利益・Net Income	23,740	20,037	39,548	64,135	75,620
合計	43,844	39,829	64,876	86,654	103,104
設備投資額・Capital Expenditure	19,585	15,948	30,659	40,175	48,785

	2004.9	2005.9.	2006.9E
減価償却費等・Depreciation and other	10,180	11,453	17,000
当期純利益・Net Income	32,894	38,985	41,500
合計	43,074	50,438	58,500
設備投資額・Capital Expenditure	16,894	21,788	34,500

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2QE
減価償却費等・Depreciation and other	4,928	5,251	5,367	6,971	5,401	6,052	7,423	8,607	7,567	9,433
当期純利益・Net Income	16,222	16,671	16,123	15,118	20,389	18,596	20,120	16,514	21,499	20,001
合計	21,150	21,922	21,490	22,089	25,790	24,648	27,543	25,121	29,066	29,434
設備投資額・Capital Expenditure	9,790	7,103	14,357	8,923	9,663	12,124	15,077	11,919	12,795	21,705

	2006-1Q	2007-1Q
減価償却費等・Depreciation and other	5,401	7,567
当期純利益・Net Income	20,389	21,499
合計	25,790	29,066
設備投資額・Capital Expenditure	9,663	12,795

16. 研究開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)


年度推移(Annual Transition)
2002.3
2003.3
2004.3
2005.3
2006.3


中間推移(Interim Transition)
2004.9
2005.9.
2006.9E
研究開発費・R&D Expenses


四半期毎の推移(Quarter Transition)
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
2006-2Q
2006-3Q
2006-4Q
2007-1Q
2007-2QE
売上高研究開発費比率・R&D Exp./Net Sales


1Q推移 (1Q Transition)
2006-1Q
2007-1Q

	2002.3	2003.3	2004.3	2005.3	2006.3
研究開発費・R&D Expenses	7.3	8.7	9.8	10.9	14.1
売上高研究開発費比率・R&D Exp./Net Sales	3.1%	3.5%	3.6%	3.6%	4.1%

	2004.9	2005.9.	2006.9E
研究開発費・R&D Expenses	5.1	6.5	7.5
売上高研究開発費比率・R&D Exp./Net Sales	3.3%	3.9%	4.0%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2QE
研究開発費・R&D Expenses	2.5	2.6	3.4	2.4	3.0	3.5	3.3	4.3	3.5	4.0
売上高研究開発費比率・R&D Exp./Net Sales	3.3%	3.3%	4.3%	3.2%	3.7%	4.1%	3.8%	4.8%	3.8%	4.0%

	2006-1Q	2007-1Q
研究開発費・R&D Expenses	3.0	3.5
売上高研究開発費比率・R&D Exp./Net Sales	3.7%	3.8%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
手元資金・Cash and Cash Equivalents (consolidated)
連結手元流動性(月)・Liquidity(Group) / month

	2002.3	2003.3.	2004.3	2005.3	2006.3
手元資金 ・Cash and Cash Equivalents (consolidated)	66,321	75,694	80,425	112,874	83,574
連結手元流動性(月)・Liquidity(Group) / month	3.4	3.5	3.5	3.8	3.4

	2003.9	2004.9	2005.9.
手元資金 ・Cash and Cash Equivalents (consolidated)	62,895	94,660	131,304
連結手元流動性(月)・Liquidity(Group) / month	3.2	3.4	4.4

	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.
手元資金 ・Cash and Cash Equivalents (consolidated)	77,158	94,660	90,925	112,874	106,998	131,304	74,458	83,574	100,449
連結手元流動性(月)・Liquidity(Group) / month	3.2	3.3	3.6	4.0	4.0	4.2	3.5	2.6	3.0

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
コマーシャルペーパー・Commercial Paper
長期借入金・Long-term Bank Loans
短期借入金・Short-term Bank Loans
借入金依存度・Debt/Total Assets

	2002.3	2003.3.	2004.3	2005.3	2006.3
短期借入金・Short-term Bank Loans	3,378	2,284	486	194	-
コマーシャルペーパー・Commercial Paper	-	-	-	-	-
長期借入金・Long-term Bank Loans	569	7	-	-	-
小計・SUB TOTAL	3,947	2,291	486	194	-
割引手形・Notes Discounted	-	-	-	-	-
合計・TOTAL	3,947	2,291	486	194	-
借入金依存度・Debt/Total Assets	1.4%	0.8%	0.2%	0.1%	0.0%

	2003.9	2004.9	2005.9.
短期借入金・Short-term Bank Loans	2,050	149	-
コマーシャルペーパー・Commercial Paper	-	-	-
長期借入金・Long-term Bank Loans	150	-	-
小計・SUB TOTAL	2,200	149	-
割引手形・Notes Discounted	-	-	-
合計・TOTAL	2,200	149	-
借入金依存度・Debt/Total Assets	0.8%	0.0%	0.0%

	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.
短期借入金・Short-term Bank Loans	233	149	0	194	199	0	71	0	0
コマーシャルペーパー・Commercial Paper	-	-	-	-	-	-	20,000	-	30,000
長期借入金・Long-term Bank Loans	10	0	0	0	0	-	-	-	-
小計・SUB TOTAL	243	149	0	194	199	0	20,071	0	30,000
割引手形・Notes Discounted	-	-	-	-	-	-	-	-	-
合計・TOTAL	243	149	0	194	199	0	20,071	0	30,000
借入金依存度・Debt/Total Assets	0.1%	0.0%	0.0%	0.1%	0.1%	0.0%	5.6%	0.0%	7.7%

19. 棚卸資産・Inventories (百万円・¥Million)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
棚卸資産[期末在高] ・Inventories [end of period]
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]

	2002.3	2003.3.	2004.3	2005.3	2006.3
棚卸資産[期末在高] ・Inventories [end of period]	35,595	32,360	32,877	36,165	41,178
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	3.1	2.8	2.7	2.7

	2003.9	2004.9	2005.9.
棚卸資産[期末在高] ・Inventories [end of period]	33,360	35,307	38,670
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	2.8	2.6	2.7

	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.
棚卸資産[期末在高] ・Inventories [end of period]	34,207	35,307	36,869	36,165	37,507	38,670	41,700	41,178	44,254
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	2.6	2.6	2.8	2.7	2.8	2.6	3.0	2.7	2.8

20. 人員・Number of Employees



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2002.3	2003.3.	2004.3	2005.3	2006.3
北米・North America	1,516	1,445	1,323	1,316	1,337
欧州・Europe	2,102	2,082	1,821	1,809	2,009
アジア・Asia	6,411	7,346	11,925	15,102	19,030
日本・Japan	3,282	3,150	3,023	3,007	2,800
総従業員数 ・Number of Total Employees	13,311	14,023	18,092	21,234	25,176

	2003.9	2004.9	2005.9.
北米・North America	1,365	1,276	1,293
欧州・Europe	1,851	1,800	1,957
アジア・Asia	8,555	13,775	16,580
日本・Japan	3,142	3,021	2,954
総従業員数 ・Number of Total Employees	14,913	19,872	22,784

	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.
北米・North America	1,262	1,276	1,301	1,316	1,309	1,293	1,300	1,337	1,345
欧州・Europe	1,837	1,800	1,785	1,809	1,891	1,957	1,996	2,009	2,278
アジア・Asia	12,783	13,775	14,649	15,102	15,671	16,580	17,875	19,030	20,484
日本・Japan	3,032	3,021	2,997	3,007	3,019	2,954	2,881	2,800	2,837
総従業員数 ・Number of Total Employees	18,914	19,872	20,732	21,234	21,890	22,784	24,052	25,176	26,944

21.「参考」グループ連結経営(2006.6.30.現在) / HOYA's Global Group Management (As of June 30, 2006)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

法務支援・内部監査 (Legal Support & Internal Audit)

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	その他の事業 (Other Businesses)	地域本社 (Regional Headquarters)
HOYA㈱エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYA CANDEO OPTRONICS株式会社(HOYA CANDEO OPTRONICS CORP.) NHテクノグラス株式会社(NH TECHNO GLASS CORP.)※	HOYA㈱ビジョンケアカンパニー日本本部 (HOYA CORP. VISION CARE COMPANY (JAPAN HQs)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.) HOYA㈱メディカル事業部(HOYA CORP. MEDICAL Division(INTERNAL))	HOYA㈱クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL)) HOYAサービス㈱(HOYA Service Corporation)	日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRONICS QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD. HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD. HOYA MICROELECTRONICS TAIWAN CO., LTD HOYA GLASS DISK PHILIPPINES, INC. HOYA GLASS DISK MALAYSIA SDN. BHD. HOYA ELECTRONICS KOREA CO., LTD. HOYA GLASS DISK VIETNAM LTD. HOYA CANDEO OPTRONICS KOREA CO., LTD ☆	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA MEDICAL SINGAPORE PTE.LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD. HOYA HEALTHCARE (SHANGHAI) CO.,LTD☆		アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC. RADIANT IMAGES, INC. QSTREAMS NETWORKS, INC. ☆☆	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. EAGLE OPTICS, INC. HOYA LENS OF NEW ORLEANS, INC. HOYA LENS OF CHICAGO, INC. VISION MEMBRANE TECHNOLOGIES, INC. ☆	HOYA CRYSTAL, INC.	米国 / AMERICA HOYA HOLDINGS INC.
HOYA CONBIO FRANCE EURL	HOYA VISION CARE COMPANY HQs HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA HILL OPTICS SA (PTY) LTD. ★ HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S HOYA MEDICAL EUROPE GMBH ☆		欧州 / EUROPE HOYA HOLDINGS N.V. **FHQ**

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:
※:持分法適用会社 / Affiliates accounted for by the equity method
☆:2006年3月期に設立/ Established in FY2006
☆☆:2006年3月期第4四半期に非持分法会社から連結子会社へ/Changed to consolidated subsidiary in 2006-4Q
★:2007年3月期第1四半期に設立/Established in 2007-1Q

August 1, 2006

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Announcement of the transfer of the contact lens production sector to a subsidiary through company reorganization

HOYA Corporation hereby announces that, by decision of the company's chief executive officer on July 28, 2006, it will reorganize its contact lens production sector and will transfer it to HOYA Healthcare Corporation, a wholly owned subsidiary, on October 1, 2006.

1. Purpose of the company reorganization

HOYA Healthcare Corporation is involved in developing contact lens retail sales operations and the purpose is to reflect market needs more rapidly and effectively in production and development by transferring the contact lens production sector and developing a more effective business management structure for the HOYA Group.

2. Major points of the company reorganization

(1) Schedule

Conclusion and approval of the assimilative-divisive reorganization agreement: July 28, 2006 (decision of the chief executive officer)

Signing of the assimilative-divisive reorganization agreement:	July 28, 2006
Date of the assimilative-divisive reorganization (effective date):	October 1, 2006 (scheduled)
Assimilative-divisive reorganization registration date:	October 2, 2006 (scheduled)

Since this split-off satisfies the requirements for informal organizational restructuring as provided for in Article 784, Paragraph 3, of the Company Law, it will be implemented without obtaining approval for the assimilative-divisive reorganization agreement at the General Meeting of Shareholders. In addition, since HOYA Corporation adopted a company-with-committees system, the decision for this reorganization was entrusted by the Board of Directors to the chief executive officer pursuant to Article 416, Paragraph 4, of the Company Law.

(2) Reorganization method

i) Reorganization method

The reorganization will take the form of a split-off type assimilative-divisive reorganization (split-off) with HOYA Corporation as Divisively Reorganizing Company and HOYA Healthcare Corporation, an existing wholly-owned subsidiary, as Successor Company.

ii) Reason for adopting this reorganization method

This reorganization method was adopted in order to further enhance the efficiency of business

management of the HOYA Group overall through the comprehensive transferal of functions involved in HOYA Corporation's contact lens production and reinforce efforts to promote contact lens production geared to market needs through the acceleration of the decision-making process.

(3) Allocation of shares

The Successor Company in this reorganization is a wholly-owned subsidiary of HOYA Corporation and no new shares will be issued as a result.

(4) Treatment of HOYA Corporation subscription rights for new shares

Subscription rights for new shares of the Successor Company will not be provided to holders of subscription rights for new shares as substitute for such subscription rights.

(5) Summary of accounting treatment

Since business is classified as "transactions under common control" in standards relating to accounting for business combinations, HOYA Corporation does not recognize transferred assets and liabilities in this reorganization as transferred profit/loss and the Successor Company will post them at appropriate book value prior to the transfer.

(6) Rights and obligations taken over by the Successor Company

i) Assets and liabilities and incidental rights and obligations

The Successor Company will succeed to assets and liabilities and incidental rights and obligations relative to the contact lens production sector.

ii) Employment contract

The Successor Company shall succeed to the employment contract concluded with employees primarily engaged in the contact lens production sector, etc.

(7) Outlook for the settlement of obligations

It has been judged that both HOYA Corporation and the successor company are able to settle obligations borne by each without fail.

3. Summary of the parties of reorganization

(1)	Company name	HOYA Corporation (unconsolidated) (to transfer)	HOYA Healthcare Corporation (to succeed)
(2)	Line of business	Manufacture and sales of Electro-optics, the related products, and eye-care related products such as eye- glasses.	Retail sales of contact lenses and accessories.
(3)	Incorporation	August 23, 1944	April 1, 1991
(4)	Principal office	2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo	1-29-9 Takadanobaba, Shinjuku-ku, Tokyo
(5)	Representative	Hiroshi Suzuki, President & CEO	Matsuo Horie, President
(6)	Capital	6,264 million yen	810 million yen
(7)	Total issued stock	435,017,020 shares	27,000 shares

(8)	Shareholder's equity	95,598 million yen	4,923 million yen
(9)	Total assets	219,063 million yen	12,244 million yen
(10)	Fiscal year end	March 31	March 31
(11)	Employees	3,220	461
(12)	Main suppliers and customers	(Supplier)Toshiba Ceramics Co., Ltd. (Customer) IBM Japan Ltd., Canon Inc.	(Supplier) HOYA Corporation, Johnson & Johnson (Customer) Retail sale through directly managed stores 'Eye-city'
(13)	Main shareholders and shareholdings	Japan Trustee Services Bank Ltd. 6.5% State Street Bank and Trust Company 5.7% The Master Trust Bank of Japan, Ltd. 5.3% The Chase Manhattan Bank, N.A. London 5.0% State Street Bank and Trust Company 505103 3.5%	HOYA Corporation 100.0%
(14)	Main dealing banks	Tokyo Branch of The Bank of Tokyo Mitsubishi UFJ, Ltd.	Tokyo Branch of The Bank of Tokyo Mitsubishi UFJ, Ltd.

(15)Relation of the parties

Capital relationship: HOYA Healthcare Corporation is a wholly owned subsidiary of HOYA Corporation.

Human relationship: There are directors, employees, and ex-employees of HOYA Corporation in the directors of HOYA Healthcare Corporation.

Business connection: HOYA Corporation supplies contact lenses and accessories to HOYA Healthcare Corporation.

(16)Financial results over the past three years

	HOYA Corporation (unconsolidated) (to transfer)			HOYA Healthcare Corporation (to succeed)		
Fiscal year ended March 31	2004	2005	2006	2004	2005	2006
Sales (million yen)	183,771	224,608	248,195	28,384	28,219	28,043
Operating Income (million yen)	28,341	35,131	29,746	6,253	6,003	4,937
Ordinary Income (million yen)	33,610	46,536	44,788	6,285	6,027	4,970
Net Income (million yen)	15,558	24,967	22,062	3,361	3,511	2,850
Net Income Per share (yen)	34.56	56.38	50.14	123,483	129,047	105,582
Dividend	25.00	37.50	60.00	186,926	150,778	82,000

HOYA

2006 HOYA REPORT

File No:82



□○――二つの個性の融合が、HOYAのアイデンティティです。

HOYAには二つの事業の柱があり、その個性は一見まったく異なります。
一つは「情報・通信」分野で、半導体や液晶パネル、
デジタルカメラやハードディスクドライブ（HDD）などを製造する際に、必要不可欠な製品を提供しています。
ちょっと堅くて、角張ったイメージがしませんか？
もう一つは「アイケア」分野で、メガネレンズやコンタクトレンズなど、皆様にもお馴染みの製品を取り扱っています。
ちょっと柔らかくて、丸いイメージがしませんか？
□（四角）と○（丸）という二つの個性が、一つの企業体のなかにバランス良く存在する会社、それがHOYAです。
二つの個性の融合こそが、HOYAのアイデンティティなのです。



業績の見通し等、将来の情報に関する注意事項

●このアニュアルレポートに記載されている、HOYAの業績の見通し等、将来に関する情報は、現段階における各種情報に基づいて当社の経営陣が判断したものであり、実績は、為替レート、市場動向、経済情勢などの変動により、かかる情報と大きく異なる可能性があることを、予めご承知おき下さい。

本文中の表記について

●当社の決算日は毎年3月31日であり、本書中の年表示は、いずれも各年の3月31日に終了した会計年度を表しています。
●このアニュアルレポートの中で、前期、当期、今期とは、それぞれ2005年3月期、2006年3月期、2007年3月期を示しています。

財務ハイライト

	2005年3月期	2006年3月期
売上高（百万円）	308,172	**344,228**
営業利益（百万円）	84,920	**101,095**
経常利益（百万円）	89,525	**103,637**
当期純利益（百万円）	64,135	**75,620**
総資産（百万円）	351,482	**361,537**
株主資本（百万円）	277,889	**279,480**

1株当たりデータ（円）※1		
当期純利益	144.71	**171.71**
潜在株式調整後当期純利益	144.38	**171.08**
配当金	37.50	**60.00**※2
株価収益率（PER）（倍）	20.4	**27.7**
株価キャッシュ・フロー倍率（PCFR）（倍）	17.2	**19.7**
株価純資産倍率（PBR）（倍）	4.7	**7.3**
期末株価（円）※3	2,950	**4,750**

※1 1株当たりデータに関しては、2005年11月15日効力発生の株式分割（1株につき4株の割合）を反映し、全て遡及修正して表示しています。
※2 年間配当金60円は、分割前の中間配当金（1株当たり120円）について2005年11月に行った株式分割を反映し遡及修正した1株当たり30円と期末配当金1株当たり30円を合算した額を表示しています。
※3 期末株価は、2005年11月15日効力発生の株式分割を反映し、分割前の株価を遡及修正して表示しています。

目　次

株主および顧客のみなさまへ	2
HOYAの強み	6
事業概要	10
情報・通信分野	12
●エレクトロオプティクス部門	13
●ホトニクス部門	17
アイケア分野	18
●ビジョンケア部門	19
●ヘルスケア部門	21
その他の事業 ●クリスタル事業	23
研究開発・新規事業	24
コーポレートガバナンス	26
企業の社会的責任	27
環境への取り組み	28
財務・データセクション	29

セグメント情報について

●各セグメントに関する情報は、本文の各部門別に加えて、「財務報告（P.32～43）」中にもあります。併せてご利用下さい。

To Our Stakeholders

株主および顧客のみなさまへ



代表執行役
最高経営責任者（CEO）
鈴木　洋

**株主および顧客のみなさまに、
HOYAの2006年3月期の事業概況をご報告させていただくとともに、今後の展望をご説明申し上げます。**

HOYAの事業領域

1年前にはわずか7千名強だった株主数は、2006年3月末、一気に5万名を超えるに至りました。株式の保有比率では、変わらず機関投資家の方が高いですが、当期は非常に多くの個人のみなさまにもHOYAの株式を保有していただき、大変喜ばしく感じています。

多くのみなさまは、HOYAは「メガネレンズやコンタクトレンズの会社」というイメージをお持ちではないでしょうか。HOYAには二つの事業の柱があり、一つは「情報・通信」分野、もう一つが「アイケア」分野です。メガネレンズやコンタクトレンズは「アイケア」の主要製品で、一般消費者のみなさまにも馴染みが深いでしょう。一方、「情報・通信」の主力製品は、半導体チップや液晶パネルの製造に不可欠なマスクブランクスやフォトマスク、ノートパソコンなどに組み込まれているHDD（ハードディスクドライブ）用ガラスディスク、デジタルカメラやカメラ付き携帯電話に搭載されている光学レンズなどです。これらの製品はデジタル化が進む家電製品において、表にHOYAの名前こそ出てこないものの、製品の高機能化と、一般消費者の利便性の向上に貢献しています。これまで主に機関投資家に評価されることが多かったHOYAですが、これからは個人の株主のみなさまにも、HOYAを身近な会社として、親しみを感じていただければと願っています。

2006年3月期を振り返って

2006年3月期の連結業績は、売上高3,442億円（前期比11.7%増）、営業利益1,010億円（同19.0%増）、経常利益1,036億円（同15.8%増）、当期純利益756億円（同17.9%増）となりました。「情報・通信」は旺盛な需要に応えるために生産能力の増強に努め、二ケタを超える増収増益となりました。ただし、想定を超える需要の盛り上がりに、供給が後手に回る場面や機会ロスも見受けられました。「アイケア」は、メガネレンズ、コンタクトレンズともに安定した売上成長、利益成長を達成しています。産業構造が大きく異なる「情報・通信」と「アイケア」という二つの事業分野が、それぞれ実力を発揮して、HOYAグループ全体の収益を拡大させるという戦略が、良い形で表現された年といえるでしょう。

＜情報・通信＞

エレクトロオプティクス部門は、売上高が前期比15.0%の増収、営業利益は同18.3%の増益となりました。前年に続き、デジタル家電関連製品の需要が拡大したことに加え、高機能製品へのニーズが増したことが、好調な業績につながりました。

世界の半導体メーカーを顧客とし、グローバル市場で高いシェアを誇る半導体製造用マスクブランクスは、安定した業績を維持しています。半導体チップの微細化が進み、高解像度・高精度のマスクブランクスに対するニーズがますます高まっているため、ここ数年、特にハイエンド製品の売上高が伸長しています。半導体製造用フォトマスクにも同様の傾向が見られます。

液晶パネル製造用フォトマスクは、韓国に工場を新設し、日本、台湾を合わせた三極生産体制が整いました。各工場は顧客であるパネルメーカーの生産拠点から近い距離にあるため、多様なニーズを的確に製品に反映し、機動的な事業展開が可能です。液晶パネルの大型化にともない、フォトマスクも大型で高精細な製品に対するニーズが高まっています。

HDD用ガラスディスクは、ノートパソコンの普及により、デスクトップタイプからの買い換えが一層進み、需要を押し上げたことが追い風となり、大幅増収となりました。当期は、旺盛な需要に応えるため、既存工場の能力増強に加え、ベトナムに工場を新設しました。光学レンズについては、デジタルカメラ用レンズに加え、携帯電話のカメラ用レンズの生産が本格的に始まったことが、業績の牽引役となりました。

ホトニクス部門は、売上高が前期比6.1%の減収となりました。競争が厳しく差別化が難しいビジネスですが、収益構造の改善を図っており、若干ではありますが、営業利益は前期比4.6%の増益となりました。

＜アイケア＞

ビジョンケア部門は、売上高が前期比10.0%の増収、営業利益は同19.3%の増益となりました。国内はメガネ市場の低迷を映して業績は思うように伸びませんでしたが、市場規模の大きい欧州で需要が回復、北米とアジア・太平洋地域も好調に推移し、全体として好業績を達成することができました。

ヘルスケア部門は、売上高が前期比13.0%の増収となりました。コンタクトレンズ専門の直営店「アイシティ」を積極的に出店したことが好調の要因です。価格競争が常態化している国内市場にあって、顧客の視点に立ったコンサルティング販売や充実したアフターケアサービスが、支持されたものと考えています。白内障の治療に使われる眼内レンズ（IOL）は、欧州を中心としてグローバル展開を進めており、売上も順調に伸びています。当期は、「アイシティ」での購入金額に応じて付与するポイントに関して会計処理を変更したことにより、1年分の引当金を販管費として第4四半期に一括計上しました。それに加え、新製品への開発投資として、研究開発費が大幅に増加した結果、当部門の営業利益は前期比3.9%の減益となりました。

＜その他＞

その他の事業として、クリスタルガラス製のテーブルウェアやインテリアを製造・販売するクリスタル事業がありますが、ギフト市場の縮小や海外製品との競争により年々事業規模を縮小しています。当期は、再生に向けた既存事業の整理に注力した一年となりました。

今後の展望

HOYAは引き続き、「情報・通信」と「アイケア」という二つの事業分野を両輪として、業容の拡大を図っていきます。現在はHOYAの高収益・高成長を担っている「情報・通信」ですが、技術革新が突如として競争環境を変えるリスクをはらむ分野でもあります。技術革新や景気動向に左右されにくい「アイケア」分野をもう一方の柱として、二つの事業分野がバランスよく存在していくことが適切であると考えています。

2007年3月期は競争力の再強化をテーマとして掲げます。マスクブランクス、液晶用フォトマスク、光学レンズ、ガラスディスクはいずれも高い市場シェアを誇る製品であり、過去2年間は供給責任を果たすため、生産能力の拡大を優先してきました。量的拡大は、期の前半にはある程度の目処が立つ見込みであり、後半からは量的拡大に割かれていたリソースを、質的向上に振り向けたいと考えています。

経営体制

HOYAグループでは、本社が各事業部の一挙手一投足を指示するようなことはなく、各事業部が権限と責任を持って事業を推進しています。前述した質的向上も、その処方箋はそれぞれの事業部が作ります。ある事業部はコスト競争力を強化し、別の事業部は先端技術を磨くことが肝要と判断するかもしれません。また、同じ事業部でも地域によって事業の進め方が異なるため、各地域が独自に判断するケースもあります。例えば、ビジョンケア部門のメガネレンズは、日本、欧州、北米で、まったく異なるマーケティング活動をすることは珍しくありません。

各事業部が権限と責任を持ち、それぞれが最適な状態を模索しながら個々に力をつけていけば、結果としてHOYAグループ全体が強い企業になると考えています。同時に、権限委譲する一方で、各事業部には説明責任を課すことになります。意思決定は自由だが、どのような経緯でその結論に至ったかを説明できなければ、責任を果たしたことにはならないからです。コンプライ

To Our Stakeholders
株主および顧客のみなさまへ

アンスや企業の社会的責任(CSR)についても、トップダウンではなく、むしろ各事業部の社員一人ひとりが当事者となって負うべき重要な職務の一つだと認識しています。本社は指針となる行動基準を明確に示し、各事業部はその行動基準に従い、遵守すべき法令や道徳はもちろん、HOYAとして守るべきルールに則り事業を推進していく責務があると考えます。

コーポレートガバナンス

HOYAは委員会設置会社であり、経営の最高意思決定機関である取締役会と、「指名」「報酬」「監査」の三つの委員会を設置しています。8名の取締役会メンバーのうち、過半数を社外取締役が占め、各委員会もメンバー全員が社外取締役という、監督機能を最大化したコーポレートガバナンス体制を敷いています。コーポレートガバナンスは、ある意味で有事のときに真価が問われるものだと考えています。取締役会の仕事は、執行役の仕事を監視するだけではなく、有事のときに株主のみなさまの代表となって会社の利益を守ることだと認識しています。当社では特別な利害関係がない社外取締役が、経営の監視役として大きな役割を担っています。さらに、有事を発生させない仕組みづくりとそのシステムの運用とチェック体制の維持も重要で、HOYAでは内部統制の強化と、内部監査部門によるチェック機能の充実に努めています。

株主のみなさまへ

私は、株主のみなさま、従業員、経営者をはじめとするすべてのステイクホルダーはHOYAという一隻の船に乗った運命共同体だと考えています。これまでも、これからも「会社は株主のもの」との考えに変わりはありませんし、株主のみなさまからお預かりした資金を有効に活用し、従業員とともに力を合わせHOYAの発展と企業価値向上のために邁進していくことが、経営者の役目だと認識しています。

どうぞ、引き続き、HOYAの事業運営にご理解・ご支援を賜りますようお願いいたします。

鈴木 洋

代表執行役 最高経営責任者(CEO) 鈴木 洋



Hoya's Strong Point

HOYAの強み 1

“ゼロ”からの出発。

1941年、HOYAは国内初の光学レンズ専門メーカーとして創業しました。当時、先端産業と言われていた光学ガラス製造にゼロから挑戦し、以来、ガラスの持つ可能性を追求してきました。その後も技術革新と事業の多角化を進めるとともに、事業の基軸を「ガラス」から「光」へと発展させ、現在では、半導体やデジタル機器産業を支えるエレクトロオプティクスという超先端分野から、メガネやコンタクトレンズ、クリスタル製品など、人々の健やかで豊かな生活を支える分野まで、HOYAの事業領域は広がっています。
ゼロから新しい技術を創りだすこと、そこに新たな技術を付加すること、そして、既存技術をさらに発展させること、これら技術革新の歴史はHOYAの歴史そのものです。
こちらでは、技術創造型企業であるHOYAの発展を支えてきたコア(核)技術をご紹介します。

HOYAを支える7つのコア技術。

組成技術

5万件を超えるガラス組成データから、常時100種類以上の光学ガラスを生産しています。世界中から高純度の原料を厳選して調達し、様々に組み合わせることで、市場のニーズに合った光学特性を持つガラスを提供しています。

ガラス熔解技術

1300〜1500℃の高温で熔解することで、均質でムラのない高品質なガラスができあがります。他社に先駆けて導入した白金熔解や通電熔解によって連続熔解が可能になり、安定した供給体制を構築しています。

成型技術

熔かされたガラスは様々な形状に連続成型され、大量の光学ガラスが効率的に生産されます。さらに、超精細プレス成型技術により、手間のかかる研削・研磨工程が不要な非球面モールドレンズが誕生し、サブミクロンの精度を持つ製品の量産化が実現しました。

1941年
光学ガラス

1962年
メガネレンズ

1945年
クリスタルガラス

▲1940年　▲1945年　▲1965年

技術革新と事業分野の拡大

研磨技術

ガラス製の基板を所定の肉厚まで研削・研磨します。研削工程では、ダイヤモンド砥石などを使って基板の凹凸（うねり）を平坦にします。さらに研磨工程では、特殊研磨剤を用いて平滑さを出していきます。HOYAの製品の中でも最も高精細な半導体製造用マスクブランクスやフォトマスクは、平坦さ1000分の1ミリメートル、表面粗さ100万分の1ミリメートルという精度で研磨されています。

薄膜技術

光学用フィルターの反射防止コートに始まった表面処理技術は、その後も発展を続け、メガネレンズのコーティングを経て、今ではマスクブランクスやガラス磁気メモリーディスク製造における成膜工程に活かされています。

光学設計

創業当時より培われてきた光学レンズ設計技術。レンズの屈折率、分散率、透過率、均質度が厳密にコントロールされ、個々の顧客のニーズに合った光学系を実現します。HOYAの高度なレンズ設計技術が、デジタルカメラやカメラ付携帯電話などの高画素化・高画質化に貢献しており、またこうしたハイテク技術はメガネレンズの設計にも活かされています。

微細加工（リソグラフィー技術）

半導体製造用フォトマスクは微細加工技術の頂点に立つハイテクノロジー製品。線幅数十ナノメートルという微細な回路パターンを描く先端リソグラフィー技術を用い、日々、技術的・物理的限界に挑戦し、高性能・高集積化が進む半導体産業を支えています。



1988年
HDD用ガラスディスク
1990年
液晶用大型フォトマスク
1983年
LSI用フォトマスク
1974年
ブランクス
1991年
液晶基板ガラス
1987年
非球面モールドレンズ
1977年
レーザーガラス
1991年
ホトニクス
1972年
コンタクトレンズ
1977年
眼内レンズ
1974年
サービス
1975年
1985年
1990年
2000年
エレクトロ
オプティクス
ホトニクス
ビジョンケア
ヘルスケア
クリスタル
サービス
情報・通信分野
アイケア分野
その他

Hoya's Strong Point

HOYAの強み 2

HOYAが目指すもの、それは「企業価値の最大化」

1997年、HOYAの経営指標は、ROE（株主資本利益率）からSVA（Shareholder Value Added：株主付加価値）へと切り替わりました。ROEが、株主のみなさまからお預かりした資産を使ってどれだけ利益を上げたかという資本効率重視の指標であるのに対し、SVAは資本コストも考慮に入れた、株主価値重視の指標であり、事業活動で生み出した純利益から、株主のみなさまがHOYAに期待される収益を差し引いて残ったものが株主価値増加分になります。1997年以前からも「株主重視」という経営姿勢を掲げていましたが、さらに一歩踏み込み、SVAの指標を経営に活用し、「企業価値の最大化」を目指しています。

HOYAにおける経営指標の変遷

営業利益
～1994.3
売上に対しどれだけ利益を上げたか、という売上重視の経営

▼

ROE
（株主資本当期純利益率）
1994.4～1997.3
株主資本によってどれだけ利益を上げたか、という資本効率重視の経営

▼

SVA
（株主付加価値）
1997.4～現在
利益が資本コストをどれだけ上回ったか、という株主価値重視の経営

SVAとMARKET VALUE（株主価値）


MARKET VALUE
株主価値
（理論時価総額）
MVA
市場付加価値
（プレミアム）
CAPITAL
株主資本
（純資産）
SVA1
SVA2
SVA3
SVA4
SVA5
SVA6
～10年
10年間のSVA

1.MVAは、単年度のSVAの毎年の累積を、現在価値に資本コストで割り引いたもの。
2.SVAからのアプローチは、キャッシュフローから算出する株主価値と同一になる。



グローバル経営の推進

1997年の中期経営計画では、株主価値増大を達成する上で、重要な柱の一つとなったものがグローバル経営でした。
グローバルという大きな視点で、各市場構造の変化を先取りし、事業構造そのものを見直すことで、効率的な経営を推進してきました。その結果、経営の資源配分も国内に限られることなく、最適地生産および最適地販売が実現しました。
グローバル本社のある日本では、グローバル戦略の立案、研究開発、生産技術開発、ハイエンド製品の生産などが行われています。一方、グローバルに配置した製造および販売拠点に対しては、本社から戦略指揮と開発技術の供与が行われ、それらは速やかに製造・販売現場に反映されます。さらに、アメリカ、ヨーロッパ、アジアにある地域本社は、事業部をまたがり、地域という横軸から法務・財務をサポートする役割を担っています。
現在、オランダに置かれたグループ財務本社では、グローバルな財務戦略・資金調達を推進しています。また、海外生産比率、海

先を見据えたマネジメント



HOYA
グローバルネットワーク
○グローバル本社および地域本社
●エレクトロオプティクス
◎アイケア
○クリスタル

外売上比率が高まるのに比例して、海外従業員数も増加し、同時に外国人株主比率も高まり、グローバル化はさらに進みました。



顧客所在地別売上高と海外売上比率
(億円)
(%)
4,000
3,000
2,000
1,000
0
50
48
46
44
42
40
2002.3
2003.3
2004.3
2005.3
2006.3
北米
欧州
アジアおよびその他
日本



地域別社員数
(人)
30,000
25,000
20,000
15,000
10,000
5,000
0
2002.3
2003.3
2004.3
2005.3
2006.3
北米
欧州
アジア
日本

マネジメント

昨今、事業環境は凄まじいスピードで変化しています。技術革新が進み、市場競争が激しさを増す中で、経営トップによる経営判断はその重要性を増し、企業の生死をも左右する時代に突入してきました。HOYAは、いち早く委員会設置会社に移行すると同時に、社外取締役を積極的に登用し、コーポレートガバナンスの強化に努めてきました。一方で、経営と業務執行を明確に分離し、事業部レベルに権限を大幅に委譲することで、トップの意思決定のスピード・アップと、事業運営の効率化を進めてきました。

HOYAの技術力や資源を最大限に活用し、それをタイムリーに製品化し、社会に還元していく。そういった当たり前の企業活動が、HOYAのマネジメントという潤滑油を介して日々一つひとつ確かな実績を積み、現在のHOYAができあがっているのです。

取締役会の変遷

年度	人数
1994	10人
1995	8人
1999	7人
2000	6人
2001	6人
2003～現在	8人

社内取締役
社外取締役



1株当たり当期純利益※・ROE
(円)
(%)
200
180
160
140
120
100
80
60
40
20
0
30
25
20
15
10
5
0
2002.3
2003.3
2004.3
2005.3
2006.3
※株式分割調整後



時価総額と外国人持ち株比率
(億円)
(%)
25,000
20,000
15,000
10,000
5,000
0
60
50
40
30
20
10
0
2002.3
2003.3
2004.3
2005.3
2006.3

At a Glance

事業概要

◐ 情報・通信分野

エレクトロオプティクス部門

半導体チップや液晶パネルの製造工程に必要なマスクブランクスやフォトマスク、HDD用ガラスディスク、デジタルカメラ用光学レンズなどが主要製品です。いずれの製品も高機能化が進み、顧客が求める性能水準は高まっています。また、需要の拡大に対応できる生産体制が競争力を左右します。当部門は、これら市場の要望に的確に対応し、業績を伸ばしています。売上高・利益ともに、HOYAグループの牽引役です。

- 半導体製造用マスクブランクス
- 半導体製造用フォトマスク
- 大型液晶パネル用フォトマスク
- HDD用ガラスディスク（サブストレート&メディア）
- 光学レンズ、光学材料


売上高（百万円）
営業利益率（%）
200,000
150,000
100,000
50,000
0
40
30
20
10
0
2003.3
2004.3
2005.3
2006.3









売上高構成比
（2006年3月期）


55.4%

ホトニクス部門

レーザーや特殊光源を利用した産業用機器、医療用機器が主力製品です。産業用機器では半導体、液晶パネル、デジタルカメラの各メーカーを顧客に持ちます。医療用機器は歯科・形成外科などで使われています。差別化が難しいビジネスと言えますが、エレクトロオプティクス部門とのシナジー効果が期待できる分野です。

- UV光源、エキシマ光源装置
- 産業用・医療用レーザー発信機




売上高（百万円）
営業利益率（%）
12,000
8,000
4,000
0
12
8
4
0
-4
-8
-12
2003.3
2004.3
2005.3
2006.3


30.4%
10.3%
2.9%
1.0%

アイケア分野

ビジョンケア部門

グローバルにメガネレンズの製造・販売を手掛けています。成熟市場ゆえに売上高の伸長は緩やかながら、高付加価値製品の投入と、海外生産拡大によるコストダウンで、安定した利益率を維持しています。日本、欧州、北米、アジア・太平洋の四地域を中心に事業展開していますが、各地域の特性は異なるため、各地域の商慣習や嗜好にあわせた事業戦略を推し進めています。

●メガネレンズ




売上高（百万円）
営業利益率（%）
120,000
100,000
80,000
60,000
40,000
20,000
0
20
15
10
5
0
2003.3
2004.3
2005.3
2006.3

ヘルスケア部門

コンタクトレンズ専門の直営店「アイシティ」の展開と白内障治療用の眼内レンズ（IOL）の事業を手がけています。「アイシティ」は、国内業界トップとして、クオリティの高いコンサルティング販売とアフターケアサービスの充実が評価され、売上高・利益ともに伸長しています。IOLはグローバルに市場が拡大すると見込まれており、「アイケア」の中でも期待されている製品です。

●コンタクトレンズ
●眼内レンズ（IOL）




売上高（百万円）
営業利益率（%）
40,000
30,000
20,000
10,000
0
25
20
15
10
5
0
2003.3
2004.3
2005.3
2006.3

その他の事業

クリスタル部門　ギフト市場をターゲットとしてきたクリスタル製品は、ギフト市場の低迷を背景に事業規模の縮小を続けてきました。今後は事業戦略を大きく方向転換させて、新しいコンセプトのもと、新たなマーケットを開拓していきます。

サービス部門　主にHOYAグループ会社向けの情報システムの開発・運用を行っています。


売上高（百万円）
営業利益率（%）
10,000
8,000
6,000
4,000
2,000
0
8
6
4
2
0
2003.3
2004.3
2005.3
2006.3

情報・通信分野

Information Technology



カメラはフィルムからデジタルへ、テレビはブラウン管から液晶へ、
カセットプレーヤーはデジタル携帯音楽プレイヤーへ。
人々の生活は、こうした家電のデジタル化により、一層豊かなものへと変貌しています。
それを実現しているのが、半導体、光学レンズ、液晶パネル、
HDD等における技術の進歩であり、こうした分野の技術革新に深くかかわっているのが、
HOYAの「情報・通信」分野です。

半導体製造用マスクブランクス

半導体チップの製造工程において欠かすことができないのが、マスクブランクスとフォトマスクです。マスクブランクスは高精度で研磨されたガラス基板に、金属膜と感光剤をコーティングしたもので、これにEB描画装置またはレーザー描画装置で回路パターンを描くと、フォトマスクになります。写真にたとえると、前者が未使用のフィルム、後者が現像済みのネガフィルムに相当します。ネガフィルムを透過した光を印画紙に当てて写真をプリントするように、半導体製造工程では露光装置を使い、半導体ウエハに、フォトマスクに描かれた回路パターンを転写します。

露光工程における回路パターン転写のイメージ


光源
コンデンサレンズ
マスクブランクス／フォトマスク

当期は、LSI（大規模集積回路）の高性能・大容量化を背景に、HOYAのブランクスも、位相シフトマスクブランクス※1を含むハイエンド製品の出荷が大幅に伸びました。半導体のデザインルール※2では、90nm※3から65nm、45〜32nmと微細化が確実に進展しており、その傾向は、マスクブランクスに対して、既成概念を超える高解像度や無欠陥で高精度な品質を要求してきます。HOYAのマスクブランクスは、グローバル市場で7割を超える高いシェアを有していますが、トップ企業として、競合企業に対する相対的な品質はもちろん、顧客が求める絶対的な品質を実現するためにも、積極的に技術革新に取り組んでいます。これからも、半導体メーカーやマスクメーカーとの共同プロジェクトを通じ、顧客ニーズに応えられる先端技術の開発に注力していきます。

半導体製造用フォトマスク

半導体製造用フォトマスクの市場は、おおむね安定した成長局面にありますが、供給サイドの業界再編や、日々変化する技術的優位性の動向が注目されています。そのような市場環境のなか、HOYAはハイエンド製品を中心に高精度フォトマスクの製造開発に注力しています。当期は、65nmのフォトマスクの量産が本格化したほか、半導体メーカーによる開発投資が勢いを増していることもあり、次世代開発用の最先端フォトマスクのサンプル出荷も活発に行われました。半導体業界では、ウエハに回路パターンを転写する露光工程（リソグラフィ）で使われる光源は、KrF（フッ化クリプトン、波長248nm）からArFエキシマレーザー（フッ化アルゴン、波長193nm）へと移行しており、さらに、液浸技術※4を活用することで、ArFレーザーによる32nm以降の微細化も視野に入ってきました。そうした微細化に対応できる高精度フォトマスクへのニーズはますます強くなっており、今後もHOYAが果たす役割は大きくなるものと考えています。



※1　光の位相差を利用して高解像度を可能にするもの。
※2　製造プロセスとの適合を保証するためのLSI設計時の制約を規定したもの。
※3　1nm（ナノメートル）＝100万分の1ミリメートル。
※4　レンズとウエハの間に液体を満たし、解像度を高める露光技術。

液晶パネル製造用フォトマスク

液晶パネルを製造する時に使う大型フォトマスクです。液晶パネルの需要の牽引役は、年々大型化する液晶テレビであり、それに合わせて液晶パネル用フォトマスクも大型化への対応が求められています。液晶パネルの大型化は、半導体チップに匹敵するような精度を求められるため、半導体製造用フォトマスクを手掛けるHOYAは、その技術を活かして市場のニーズに応えることができます。

2005年10月、熊本、台湾に加え、新たに韓国工場が立ち上がり、三極生産体制が整いました。各拠点は顧客である液晶パネルメーカーに隣接していることから、それぞれの市場に対応した製品の開発や納期の短縮化を進め、競争力を高めていきます。

液晶用パネルはそのサイズによって、第5世代、第6世代などと分類されますが※1、2006年は第7世代の量産が本格化し、2007年には第8世代の生産も活発化すると見込まれています。HOYAはこうした大型パネルの需要拡大に対応するため、技術面ではマルチトーンマスク※2に代表されるような高付加価値マスクの開発によって、また、生産面では、プロセスの効率化と三拠点体制の効率運営を通して、競合企業に対する優位性を築いていく方針です。

※1 パネルメーカーの基板ガラスサイズ
第5世代　1,100mm×1,300mm（32インチワイド液晶テレビ用パネルが3枚とれる）
第6世代　1,500mm×1,850mm（32インチワイド液晶テレビ用パネルが8枚とれる）
第7世代　1,870mm×2,200mm（50インチワイド液晶テレビ用パネルが3枚とれる）
第8世代　2,160mm×2,400mm（50インチワイド液晶テレビ用パネルが6枚とれる）

※2 パターンの微細化や半透過膜により、中間的な透過率を有するフォトマスク。これを用いると、液晶パネルのTFT露光工程を5工程から4工程に減らすことができ、パネルメーカーの生産の効率化・コストダウンに貢献します。


HOYA

韓国工場

第8世代に使用される液晶用大型フォトマスク（1,220mm×1,400mm）


HOYA

HDD用ガラスディスク

ノートパソコンには、振動や衝撃でデータを破損させないように、耐衝撃性の高いHDD(ハードディスクドライブ)が組み込まれています。それらのHDDには、耐衝撃性に優れるガラス製のディスクが使われており、HOYAはそのガラスディスク基板のトップサプライヤーです。

HOYAが作るガラスディスクのサイズは、3.0、2.5、1.8、小径(1.0、0.85)の各インチに大きく分けられます。2.5インチは、広くノートパソコンに採用されているサイズで、カーナビゲーションやゲーム機にも搭載されています。3.0インチは、高い信頼性が求められるサーバーなど、高性能コンピューター向けが中心です。小径ディスクは、携帯音楽プレイヤーやデジタルビデオカメラに組み込まれています。

ガラスディスクの製造は、ガラスの素板に研磨を施す(サブストレート)工程と、そのサブストレートに磁性膜をつける(メディア)工程の二つに分けられます。当期は、予想を上回るノートパソコンの出荷増にともない、2.5インチガラスディスクの需要が急増しました。旺盛な需要に応えるため、既存工場の増設に加え、2005年10月に新たなサブストレートの工場をベトナムに新設し、生産能力の増強を図っています。現在、タイ、フィリピン、ベトナムでサブストレートを、シンガポールでメディアを生産しています。

次に続く技術として、大容量を可能にする垂直磁気記録方式メディアの開発と量産技術の確立が急がれています。これまでの面内記録方式による記録容量を大きく上回ることから、新たな用途の開拓に繋がると期待されています。HOYAは一早く、垂直磁気記録メディアの開発に着手し、2006年に本格的な出荷を開始するため準備を進めています。


HOYA
ベトナム工場


耐衝撃性に優れたガラスディスクは、さまざまなデジタル機器に搭載されています。
ノートパソコン
デジタルカメラ
カーナビ
携帯電話
携帯音楽プレーヤー
ビデオカメラ
ポータブルゲーム機
サーバー

光学レンズ

HOYAはガラス材料から光学レンズまでを、一貫生産できる数少ないメーカーです。光学レンズには、大きく分けてガラスモールドレンズ（非球面レンズ）とガラス研磨レンズ（球面レンズ）の2種類があります。収差特性に優れた非球面ガラスモールドレンズは、焦点距離を短くしたり、必要なレンズ枚数を減らすことができるため、光学機器の小型化・軽量化に貢献しています。HOYAの非球面ガラスモールドレンズは、その特性を活かし、主に、デジタルカメラ、デジタルビデオカメラ、携帯電話のカメラに搭載されています。

当期は、携帯電話のカメラ用レンズの量産が本格的に始まりました。従来、携帯電話のカメラ用レンズはプラスチック製が主流でしたが、200万画素を超える高画素カメラが携帯電話に搭載されるようになり、非球面ガラスモールドレンズの需要が一気に拡大しました。2004年8月に立ち上げた中国・蘇州の工場で、携帯電話のカメラ用レンズを生産していますが、さらなる需要拡大が見込まれるため、増産体制の強化を進めています。

携帯電話のカメラ用レンズでは、デジタルカメラを上回る厳しい光学性能と、低コストで大規模な量産体制が求められています。HOYAはレンズ開発に力を入れることはもちろんのこと、生産プロセスにも独自の工夫を加え、顧客ニーズに対応した製品づくりを進めています。


高画素化が進む携帯電話のカメラ用レンズに使用されている
HOYAの非球面ガラスモールドレンズ


非球面モールドレンズと球面レンズの比較
<非球面レンズ>
焦点面
光軸
レンズ>
焦点面

非球面モールドレンズの特長

研磨不要の高精度レンズを製造可能にした非球面モールドレンズ。球面レンズに比べ収差（歪み）が少なくなるため、光学系の精度を高めると共に、レンズの使用枚数を少なくできるため、製品の小型化や設計の自由度を向上させました。

ホトニクス

ホトニクス部門は、HOYAが長年培ってきた光技術を応用したレーザー・光機器を製造・販売しており、産業用機器を扱うHOYA CANDEO OPTRONICS（株）と、医療用機器を扱うHOYAフォトニクス（株）およびHOYA PHOTONICS, INC.（米国法人）等から構成されています。

産業用では、FPD（フラットパネルディスプレイ）の製造時の欠陥修正に用いられるレーザー発振器や、光学部品（光ピックアップ、カメラモジュールなど）の紫外線（UV）硬化樹脂による接着工程で用いられるUV光源装置が主な製品です。そのほか、様々な光学機器や産業用機器に使用されるカラーフィルターや電子用ガラスも取り扱っています。HOYAでは、装置のデザインや設計などコア領域での技術開発と差別化に重点を置いて事業展開を図るほか、エンドユーザーとの緊密な連携が今後の成長のカギを握ると考えています。特にFPDの領域においては、韓国と台湾に現地事務所を置き、顧客であるパネルメーカーの製造現場のニーズを的確に汲み取り、積極的に製品開発に反映していきます。

医療用機器はレーザーメス、歯科用レーザー治療装置、皮膚科・形成外科用レーザー装置などを取り扱い、医療現場で広く利用されています。


HOYA
レーザー発信器（レーザーシステムHSL-5500）


HOYA
スポットUV光源装置（EXECURE 4000）


カラーフィルター


電子用ガラス

アイケア分野

Eye Care

「アイケア」分野は二つの部門に分けられます。

ビジョンケア部門では世界の市場で付加価値の高いメガネレンズを提供しています。

ヘルスケア部門では、コンタクトレンズ専門店「アイシティ」を全国展開するほか、

白内障治療後に使用される眼内レンズの製造と販売をグローバルに手掛けています。

「目」に関わる事業に長く携わってきたHOYAだからこそできる

高品質な製品とサービスを提供しています。



メガネレンズ



メガネレンズの世界市場は全体としてゆるやかな成長を続けていますが、ある特定の国や地域では高価格で高機能なメガネレンズが好まれたり、また別の地域では低価格製品が大勢を占めたりという、二極化現象も見られます。そのような市場環境の中、HOYAは特に前者の市場において、先端技術を活用した高付加価値製品を提供し、安定した成長を続けています。
当期の成長を支えたのは、それぞれのマーケットの地域特性を重視した対応と、継続して行っている新製品の開発です。メガネレンズのビジネスは、流通構造や消費者の嗜好、法規制などが国や地域により異なるため、それぞれの市場に合った事業戦略が必要です。HOYAは各国・各地域のマネジメントに権限を委譲し、それぞれが最良のマーケティング活動ができるように組織を再構築してきました。この地域主導のマーケティング戦略は、HOYAが得意とする高付加価値製品に新たな販売チャネルをもたらしています。顧客に特に高く支持されているのは、高屈折率薄型レンズ素材の「EYNOA」や「EYRY」、また、世界で初めてHOYAが開発した、レンズ両面を複合的に活用することで、遠くから近くまでクリアーな視野を広げるとともに従来レンズよりユレ・ユガミを大幅に改善した両面複合累進設計の「Hoyalux iD」、さらに、調光レンズ「SunTech」やレンズに傷がつきにくい特殊コーティング「SFTコート」などの高付加価値製品です。
2005年4月、メガネレンズ事業を手掛けるビジョンケア部門は、本部を日本からオランダに移転しました。日本市場同様、高付加価値製品に対する需要が高く買い替えサイクルも似ているヨーロッパ市場は、HOYAにとって非常に重要な市場ととらえています。今回の本部移転は、欧州市場での事業拡大と、グローバル展開をさらに強力に推進する上での重要なコミットメントと言えます。

＜トップシェアを誇る日本市場＞

すでに成熟している日本のメガネレンズ市場は、ここ数年の消費活動の低迷やデフレを反映し、市場規模の拡大が足踏みしています。そのような環境のなか、トップシェアを誇るHOYAは、お客様から高品質な製品に対する根強い信頼と高い評価をいただいており、当期も、前年に引き続き増収となりました。スリープライスショップなどの低価格品が人気を集める一方で、景気回復を受け一部消費者の高機能製品への回帰も見られるようになっています。高齢化を背景に、HOYAが強みとしている多焦点レンズや特殊コーティングに対するニーズが今後も高まっていくことが予想されることから、引き続き売上拡大に貢献すると期待しています。

SFTコートと従来レンズの比較（スチールウールで傷つけた場合）


SFTコート
従来レンズ
※当社試験比

●実験方法



スチールウールに4kgの荷重をかけて、レンズ面を50回往復させる摩耗性耐久試験による。

＜力強い成長を遂げた欧州市場＞

欧州市場におけるHOYAの業績は、メガネ購入に対する健康保険適用制度が廃止されたため前期に大きく売上を落としたドイツ市場の回復を主に反映し、当期の売上高は順調な拡大を見せました。特にEU各国では、経済成長と生活水準の向上が見込まれており、HOYAのビジョンケア本部のオランダへの移転は、成長への期待の大きい欧州地域に重点をおいた事業展開を後押しするものです。現在、HOYAでは、既存販売チャネルの整理や新規ネットワークの開拓に加え、眼鏡店へのセミナー開催、営業人員の採用や教育に積極的な投資を行っています。これらの戦略を地域の特性に即した形で展開することで、今後のさらなる成長につなげていきたいと考えています。

＜ブランド認知が進む北米市場＞

北米は、流通構造や法規制の違いによって他地域とは異質な市場特性を有しており、HOYAの先端技術が活用されにくいのが現状です。しかし、眼鏡小売店や眼科医に対するマーケティング活動は徐々に効果を見せており、HOYAブランドに対する認知度は高まってきています。

＜多様な成長シナリオがあるアジア・パシフィック市場＞

アジア市場は大きく伸びましたが、国や地域によって市場構造や所得水準が大きく異なるため、多様な戦略が必要とされます。HOYAは、特に韓国において順調にシェア拡大を続けており、オーストラリアでは直近5年で売上高が倍増しました。中国は生活水準の向上で今後、高付加価値製品に対するニーズが高まるものと思われており、HOYAは現在、本格的な市場進出に備えて、着々と準備を整えています。

＜依然として大きな成長のチャンス＞

HOYAは日本におけるトップシェアの維持と、海外市場における持続的成長を目指しています。これを後押しするために、現在あるHELPシステムをさらにアップグレードさせた各ローカル市場の実情に対応できる新しい情報システムの構築に取り組んでいます。この新システムは2006年半ばに稼働する予定で、メガネレンズ事業のローカリゼーション（各地域の事情に合わせた戦略）をさらに推し進め、HOYAのグローバルな事業展開にスピードと柔軟性をもたらすものと期待しています。


メガネSHOP
HELPシステム
(HOYA EXCELLENT LENS PRODUCTION SYSTEM)
HELP 21
データ入力
HELP計算
HOYA
ホスト
コンピュータ
ラボ
（特注加工）
オンライン
オーダー
システム
トレーサー
高精度
レンズ
HOYA
CUT
System
3Dシミュレーション画像で出来上がりを確認
ご指定のフレームに
合わせてレンズカット
3日～1週間で
お手元に
届きます

HELPシステムは、複雑なデータ計算からレンズカットまで、先進のコンピュータシステムでサポート。お客様は、仕上りをシミュレーションしながらメガネを発注できます。

コンタクトレンズと「アイシティ」

コンタクトレンズ専門の直営店「アイシティ」は国内最大級の売上規模を誇り、2006年3月末には全国141店を数えるまでに至っています。「アイシティ」では、世界中のコンタクトレンズメーカーから安全性と有効性に優れた高品質な製品の調達に努めるだけでなく、お客様一人ひとりの目と視力に最適なものを提供するため、正しい知識と最新の情報を持ったプロフェッショナルによるコンサルティング販売、そして、お客様が長く快適にコンタクトレンズをご使用になれるようアフターケアサービスの充実に努めています。

コンタクトレンズは眼科医により処方される高度管理医療機器ですが、最近ではそういった意識を持たずに気軽に使用している例も多く、誤った使用方法やお手入れによる眼のトラブルが増えています。「アイシティ」では、皆様の大切な感覚器官である‘眼’の健康を守るため、「安全」を最優先に、コンタクトレンズに関する正しい知識と日々変化する最新の製品情報に精通したプロフェッショナルが、製品の内容からご使用方法までを、丁寧にご説明・ご提案しています。高品質で豊富な製品ラインナップだけでなく、こうしたお客様の立場に立った、クオリティの高いサービスが多くの評価をいただき、累計利用者数は450万人に達しています。

店舗展開では、お客様の利便性を考え、主要ターミナル駅や郊外のショッピングモールを中心に、新規出店とスクラップ&ビルド（閉店、移転）を継続して行なっています。眼科医との緻密なリレーションや、清潔感あふれる店内づくりにも注力しています。ハードである店舗の充実を図る一方で、ソフトである店舗スタッフの接客でもハイクオリティなサービスを提供できるよう、2006年には新たに研修センターを東京と大阪に設置するなどし、人材教育にも力を入れています。2005年12月、「アイシティ」は中国・上海に海外1号店を出店しました。初めての海外進出となる中国・上海店でも、「安心」と「信頼」を最優先にハイクオリティな店舗展開を図っていく方針です。


eyecity
「アイシティ」海外1号店（中国・上海）


中国
CONTACT LENS SHOP
eyecity
SINCE 1973
北海道
東北エリア
9店舗
甲信越
北陸エリア
6店舗
関西
中国・四国エリア
36店舗
上海
1店舗
日本
関東エリア
59店舗
九州エリア
17店舗
東海
中部エリア
14店舗

※2006年3月末現在

眼内レンズ(IOL)

HOYAの「アイケア」分野のなかでも、眼内レンズ(IOL)は今後、最も成長が期待されている製品です。IOLは白内障の外科治療に用いられる医療器具で、白内障で白濁した水晶体を摘出した後、人工水晶体であるIOLを入れて視力を回復することができます。現在、先進諸国を中心とした高齢化の加速にともない、加齢による白内障患者数が急増しており、長期的な拡大が見込まれている市場です。IOLには、従来のハードタイプと、手術時にレンズを折りたためるフォルダブルソフトレンズがあり、後者は手術時に小さな切開創から挿入でき、患者の負担を大幅に軽減できるため、主流になってきています。

国内市場ではフォルダブルレンズへのシフトが急速に進んでおり、そのなかでHOYAは製品の品質の高さが評価され、着実にシェアを伸ばしています。2004年に販売開始した、従来の紫外線カット機能に加えて網膜保護機能が期待できるイエロータイプのレンズや、手術を簡便化するインジェクターシステムも確実に市場に浸透してきています。

当期は、グローバル市場での事業拡大を積極的に図った年でもあり、眼科医とのネットワークづくりやマーケティング活動が功を奏し、ドイツ、フランスを中心にヨーロッパ市場での売上が大幅に伸びました。中国、韓国といったアジア市場でも着実に実績を積み上げています。アメリカではFDA(米国食品医薬品局)の認可を取得する準備が佳境に入っており、2006年に申請、2007年中には認証を受けられる予定です。

2004年に本格稼働したシンガポール工場は、ヨーロッパ向け製品に加え、当期から日本市場への出荷もスタートしており、グローバル市場における生産の中心拠点を担っていきます。


6.0mm
12.5mm

軟性アクリル眼内レンズ HOYA エイエフ-1(UY)



眼内レンズ挿入機器
HOYAインジェクターシステム HOYA-IS

白内障による視力0.1以下の世界推定人数


(百万人)
200
150
100
50
0
1980
1990
2000
2010
2020

出所:Journal of Community Eye Health
International Resource Centre, International Centre of Eye Health

クリスタル事業

クリスタル事業では、クリスタルガラス製のテーブルウェア、インテリア、ジュエリー、アートピースなどを扱っています。良質なガラス素材からつくりだされる、吸い込まれるような透明感と、光が織りなす美が魅力です。HOYAのなかでも、50年以上の歴史を有する事業ですが、法人ギフト市場の縮小や個人需要の低迷にともない、事業規模を年々縮小させてきました。
現在、事業の再生に向け、新しい構想のもとで既存の事業構造や商品ラインナップの見直しを積極的に進めています。新しい商品コンセプトを立上げるほか、ターゲットを絞り込み、これまでのギフト市場から、より洗練された個人消費者に訴求していく予定です。みなさまに、「ぜひ手元に置きたい」と感じていただけるような、感性豊かなデザインを提案していきたいと考えています。そして、HOYAグループの新たな「顔」となることが、クリスタル事業部に課せられたミッションです。









R&D and New Businesses

研究開発・新規事業

HOYAグループでは、企業価値の向上と将来の継続的な成長のために、様々な施策に取り組んでいます。その中でも重要な分野は、研究開発あるいは新規事業開拓です。独自技術に裏付けられた競争力の高い事業の開発を目指し、この分野への投資を積極的に行っています。

1.既存事業のさらなる技術開発

HOYAグループでは、既存の製品の多くが、それぞれの市場において、その技術力の高さと信頼性から高シェアを誇っていますが、技術の進歩に対応するとともに、顧客ニーズにお応えするため、日々、研究開発の手を緩めることはありません。
ここでは、まず、既存の事業における技術開発の状況と、既存の技術を応用した事業領域の拡大への積極的な取り組みについてご説明します。

＜情報・通信分野＞

リソグラフィー分野では、HOYAの半導体製造用マスクブランクスは高精度なハイエンド製品を中心に事業の成長を続けていますが、半導体の微細化に対応するため、ロードマップ※1を先取りした次世代ハイエンドブランクスの開発に注力しています。次世代のリソグラフィー技術ロードマップでは、電子ビームが露光光源の候補から外れ、極紫外線（Extreme Ultra Violet = EUV）が最有力視されています。HOYAではすでにEUV用マスクブランクスの要素技術の開発を終了し、ナノメートルレベルの欠陥をさらに低減した、量産を視野に入れたテスト用マスクブランクスを提供するとともに、EUV用フォトマスク技術の開発も進めています。電子ビームリソグラフィーについても一部サンプル提供を継続しており、その技術開発動向に引き続き目を配っています。
HDD用ガラスメモリーディスクでは、従来の面内記録方式の限界を超える垂直磁気記録方式※2が量産に入りつつありますが、フラッシュメモリーとの競争が激化しており、記録密度のさらなる増大とコストダウンの両立が今後の課題となります。この課題を解決するため、HOYAでは垂直磁気記録技術の開発とともに、垂直磁気に続く次世代の高密度化技術の研究開発を進めていきます。将来的には、ディスクリートトラック技術※3あるいはパターンドメディア技術※4の実用化が期待されており、微細加工やナノ材料など、従来のメモリーディスクでは採用されていなかった新しい要素技術の比重が大きくなっていくと考えられます。これらの技術課題に対しても、リソグラフィー分野で培ったHOYAのコア技術領域を活かし、開発を本格化させていきます。



光学分野では、HOYAでは非球面レンズのモールドプレス技術を強みとし、それに加えて、特殊な光学性能を有する新規の光学ガラス材料の開発と、最先端の光学設計技術に対応できる特殊形状レンズの生産技術の実用化を進めており、今後も競争の激化が予想されるデジタルイメージング用レンズ市場において、リーディング企業としての地位を確保していきます。また、モールドプレス技術による極小レンズの高精度大量生産技術をさらに磨き、高画素化が進む携帯電話のカメラレンズ市場においても競争力を高めていきます。

※1 次世代の半導体製造を実現するための各種数値目標の設定や技術的課題を示したもの。半導体メーカーや半導体の装置・材料メーカーが技術開発を推進する上で利用する重要な指針の一つ。
※2 HDDにデータを書き込む際に、ディスクの磁性層を従来の水平方向ではなく垂直に磁化することで記録密度を高める技術。
※3 記録トラック間に溝を作ることで隣接トラック間の磁気的干渉を低減でき、微細化や記録密度の集積化が可能となると期待されている。
※4 物理的に孤立した磁性体を規則的に配列したメディア。隣接する磁性体同士が影響を受けず、大容量の記録密度が実現できると期待されている。

＜アイケア分野＞

メガネレンズでは、これまでローエンド品を中心にしていた韓国や中国のメーカーが、屈折率の高いミドルエンドのプラスチックレンズまで進出してきており、その勢いが増しています。HOYAは、こ



れに対し、反射防止、フォトクロミック※5、対汚性などの各種高機能コーティングの開発と、非球面フリーフォーム加工技術などで製品の高付加価値化を進めると同時に、生産技術の革新を通して一層のコストダウンに挑戦しています。

眼内レンズ(IOL)は、高齢化に伴う白内障患者数の増大により、将来に向けニーズが一層高まることが予想されています。HOYAでは、白内障の手術をより安全に行えて、患者の負担を大幅に軽減できるカートリッジ式インジェクタの改良を進めています。今後は、より広範な視力矯正も含め、眼科領域のメディカル製品の研究開発を積極的に推進していきます。

※5 光を当てることで、分子量はそのままで分子構造が変化することにより色が変わる現象。調光性サングラスに利用されている。

2.新規事業の開拓

次に、HOYAグループで積極的に取り組んでいる、「情報・通信」「アイケア」に続く、第三の柱となりうる事業の育成・獲得についてご説明します。HOYAグループでは、独自技術を活かしながら、長期的な成長を望める分野を中心に、将来の成長の糧となる新たな技術や事業領域の育成・獲得を目指して、社内外での研究開発や様々なベンチャー投資を行っています。その中から、将来の事業の芽として期待されている新分野をいくつかご紹介します。

<光通信分野>

ここ数年、職場や家庭でもブロードバンド環境が急速に整いつつあり、動画配信などの新しいサービスが本格化しています。HOYAは、光技術の応用として通信用光部品の集積化技術に注目しており、現在、急速に拡大しつつあるFTTH※6分野でそのモジュールの高集積化技術を有する米国Xponent(エクスポーネント)社への資本参加を行いました。FTTH向けの拡販にとどまらず、高画質AV機器間の接続などにも応用できる可能性を持った技術として、アプリケーションの拡大を図ります。

<3C-SiC>

地球温暖化対策と環境保全の観点から、ハイブリッド自動車や燃料電池自動車に対する期待は一層高まっています。HOYAでは、エネルギー効率の良い高圧低損失パワーデバイスとして最適な3C型炭化ケイ素(3C-SiC)の大口径単結晶からデバイスへの開発を進めており、絶対的な安全性、信頼性が要求される自動車分野での採用を目指しています。

<ガラス実装基板>

その優れた高周波特性、微細加工性、両面導通性などにより、携帯電話分野での採用が決定し、2006年度より量産のはこびとなりました。当面の需要は限定的ですが、ここでの実績をバネに、将来的には超高速の光電気変換モジュールへの採用につながることを期待しています。

<ナノインプリント>

これまで半導体の世界では、微細化により低コストを実現してきましたが、次世代以降の微細化についてはリソグラフィー技術のインフラに大幅な変更が必要とされるため、産業界では設備投資額の増大が懸念されています。そのため、次世代に期待されているEUVリソグラフィーも、同一種類を大量に生産する場合など、限られたデバイスの製造にのみ用いられるという見方が出てきています。そういった状況において、中・少量のデバイスをより低コストでパターン成形できるナノインプリントが新たな微細加工技術として注目されています。HOYAでは50ナノメートル以下のレベルでの基礎技術の研究開発を進めるとともに、用途を半導体に限定せず、発光デバイスやディスプレイなど光学的応用分野にも広げ、その可能性を検討しています。

※6 Fiber To The Homeの略。光ファイバーによる家庭向けのデータ通信サービス。

Corporate Governance

コーポレートガバナンス

HOYAはコーポレートガバナンスを経営上の最重要事項の一つととらえ、「会社は株主のもの」という考えのもと、株主価値の最大化を目指した経営を推進しています。社内の論理だけで経営が行われないよう、株主のみなさまの立場に立った監視役としての社外取締役に積極的に加わっていただき、ガバナンス強化に努めるとともに、経営と業務執行を分離することで意思決定の迅速化と経営の効率化を図っています。

コーポレートガバナンス体制

HOYAは2003年6月、「委員会等設置会社（会社法施行により現在は「委員会設置会社」）」へ移行しました。
「指名」「報酬」「監査」の三つの委員会を設置し、監督機能の強化を図ると同時に、取締役会から執行役へ大幅に権限委譲することにより、執行役が業績向上を目的として迅速かつ効率的な経営を遂行できる体制を構築しています。

取締役会と三委員会

取締役会は社外取締役5名と社内取締役3名の合計8名で構成されています。取締役会の形骸化を防ぎ、活発な議論ができるよう、1989年から徐々に取締役の人数を減らし、1989年の17名から、現在では8名となっています。また、社内の序列や人間関係にとらわれない自由な発言を求めて、1995年からは社外取締役に加わっていただき、経営の監督・助言を受けられるようにしました。「指名」「報酬」「監査」の各委員会はいずれも、社外取締役のみで構成されており、経営にかかわる監督機能の強化が図られています。

□指名委員会
取締役および執行役の選任・解任を決定します。社長の任命・解任についても、株主のみなさまの代表である社外取締役がその権限をもって決定します。

□報酬委員会
報酬委員会は、取締役および執行役のインセンティブを高める報酬体系を構築し、公平・適正な業績評価を行うことで当社の業績向上に寄与することを目的としています。

□監査委員会
会計監査人から報告を受け財務諸表などを検証するとともに、内部統制システムについての監視ならびに業務や財産の監査を行います。

●コーポレートガバナンス体制の模式図



株　主　総　会
選任
≪取締役会≫
社内取締役:3名（執行役を兼務）
社外取締役:5名
選任
≪執行役≫
代表執行役
執行役
（社内取締役3名）
監督・助言
報酬委員会
事務局
報酬委員会
社外取締役5名
連携・相互監視
指名委員会
事務局
指名委員会
社外取締役5名
連携・相互監視
監査委員会
事務局
監査委員会
社外取締役5名
事業執行
事業部門



取締役会メンバー
河野 栄子
社外取締役
塙 義一
社外取締役
児玉 幸治
社外取締役
監査委員会委員長
茂木 友三郎
社外取締役
報酬委員会委員長
丹治 宏彰
取締役執行役
最高技術責任者 兼
事業開発部門長
椎名 武雄
社外取締役
指名委員会委員長
鈴木 洋
取締役代表執行役
最高経営責任者
江間 賢二
取締役執行役
最高財務責任者

業務執行とコンプライアンス

取締役会は2月と8月を除いて毎月開催され、活発な議論の中で社外取締役が執行役の業務執行を監視する仕組みになっています。各事業における業務執行については、執行役から各部門長に大幅に権限委譲されていますが、毎月開かれる事業報告会においては、各事業部門から執行役に対して詳細な報告がなされ、問題点の対応策が討議されます。権限委譲によって迅速で効率的な経営が可能になる一方、監督機能である社外取締役が取締役の過半数を占めることで執行役のアカウンタビリティ（説明責任）も増し、より強いけん制機能が働くガバナンス体制ができあがっています。

コンプライアンスについては、HOYAグループの経営理念・経営基本原則に基づき「HOYA行動基準」を制定し、社員一人ひとりが職務遂行する上で確固たる職業倫理を持って行動するよう指針を定めています。また、「HOYAヘルプライン」という内部通報・相談の組織を設け、法令違反や「HOYA行動基準」に違反する行為の早期発見と、トップへの速やかな伝達および問題への対処を行うことで、グループ全体の健全性を確保しています。「HOYAヘルプライン」はHOYA本社内に設けられた専任組織であり、同時に外部の弁護士にも窓口になっていただいています。2005年にはアメリカのグループ会社にも導入され、将来的にはグローバルに拡大していく予定です。

ディスクロージャーの充実

公平で迅速な情報開示は、経営者の重要な責務の一つと考えています。株主のみなさまの権利を尊重し情報開示に努めるとともに、株主のみなさまとの対話を大切にし、積極的に経営に反映しています。

1998年に他社に先駆けて四半期決算を開始したほか、各四半期末から発表までの期間を徐々に短縮し、現在では各四半期末後、約3週間で連結ベースの決算を、本決算と同レベルの情報量で開示するなど、情報開示の迅速化と内容の充実に努めています。また、決算説明会には毎回CEO自ら出席し、説明・質疑応答に対応するなど、経営トップがIR活動に積極的に参加しています。

CSR 企業の社会的責任

HOYAは、企業としての利潤を追求するだけでなく、地域社会への貢献や環境への配慮など、良き企業市民としての責任を果たすため、「HOYA経営理念」に基づき、事業活動を行う際の意思決定や行動に関して、社員一人ひとりが守るべき「HOYA経営基本原則」を定めています。当社は、この原則にしたがった実践を通して、HOYAグループの成長のみならず、広く社会・経済・文化の発展と向上に寄与することを目指しています。

HOYA
経営理念

私たちは
情報・通信と生活・文化の領域で
事業の創造と革新をすすめ
人・社会・自然の調和と
真に豊かな社会をつくるために貢献します

HOYA経営基本原則

社会への貢献
- 会社は良き企業市民として社会貢献活動を行う。
- 環境保護を企業活動の必須の要件として認識し積極的に行動する。
- 誠実に法を守ることはもとより社会規範を遵守する。

顧客への貢献
- 会社は顧客が真に価値あるものと認める製品やサービスを創造する。
- 安全性に配慮した質の高い製品とサービスを提供する。
- 経営品質を高め顧客満足度の向上をはかる。

株主への貢献
- 会社は業績の向上と成長を持続し会社価値の増大に努める。
- 適正な配当その他株主の期待に応えた利益還元の実行に努める。
- 企業情報を積極的にかつ公正に開示する。

個人の尊重
- 会社は社員一人一人の人格・個性を尊重する。
- 個人の自主性と創造性を最大限に発揮できる機会の拡大と安全で働きやすい環境を確保する。
- 社員のゆとりと豊かさを実現するよう最大限努力する。

マネジメントの革新
- 会社はイノベーションと創造的なテクノロジーにより新しい価値を創造する。
- 情報化社会に対応したグローバルネットワーク経営を行う。
- グローバルな視点を持ち地域の文化や習慣を尊重した経営を行う。

Environmental Efforts

環境への取り組み

HOYAグループでは、環境保全活動は、企業が存続し発展していくなかで果たすべき社会的責任の一つであり、事業を進める上で当然遂行すべき行為であると考えています。企業として成長しながら、地球環境との調和を目指す。それが、HOYAの環境保全活動に対する考え方です。HOYAでは、1976年より各工場に「公害対策委員会」を設置し、さまざまな環境保全活動に継続的に取り組んでいます。ここでは、活動の一部をご報告します。

1.環境負荷の低減

HOYAでは、生産段階における「エネルギー使用量」、「水の使用量」、「廃棄物処理量」、「容器包装材使用量」の4つの項目を重要な環境負荷として認識し、環境負荷低減活動を推進しています。

●エネルギー使用量

氷蓄熱システム導入の推進、高効率変圧器の採用など設備レベルでの省エネルギーを実施しました。これと併せ、工場内での屋上緑化の推進、オフィスでの夏季平日におけるカジュアルデーの導入など、全事業領域で省エネルギー活動を展開しました。その結果、エネルギー使用量は前期に比べて約8%削減されましたが、売上高原単位では約11%増となりました。

●水使用量

工場排水の再利用の推進、トイレ手洗いの自動水栓化などを実施し、水の使用量を前期に比べて約7%削減しましたが、売上高原単位では約13%増となりました。

●廃棄物処理量

当期は、武蔵工場の昭島市(東京都)への移転による工場建物の解体に伴う産業廃棄物が多量に発生したため、廃棄物処理量は大幅に増加しました。それ以外の廃棄物については、研磨汚泥のコンクリート原料としてのリサイクルをはじめ、廃プラスチックのサーマルリサイクルなどを推進し、処理量の低減に努めました。その結果、廃棄物の処理量を、前期に比べて約29%削減し、売上高原単位では約13%の減少となりました。

●容器包装材使用量

製品納品時のダンボール箱のリユースを推進するなどの活動を行い、容器包装材使用量は前期に比べて約21%減少し、売上高原単位では、ほぼ前期並みの数値となりました。

2.環境マネジメントシステムの導入(ISO14001の認証)

HOYAグループは1996年10月に環境マネジメントシステムの国際規格ISO14001の導入宣言を行い、1997年12月にHOYA LENS DEUTSCHLAND GmbH(ドイツ)でHOYAグループとしては初めて、認証を取得しました。その後も計画的に海外を含む生産拠点で導入を進め、2001年3月末までには国内外のほぼすべての量産工場で認証の取得を完了しました。2006年3月末時点におけるグループ全体での認証取得サイト数は35サイト(国内11、海外24)となっています。

●エネルギー使用量


(原油換算kL)
(売上高原単位指数)
100,000
80,000
60,000
40,000
20,000
0
100
80
60
40
20
0
1999.3
2000.3
2001.3
2002.3
2003.3
2004.3
2005.3
2006.3

●水使用量


(千m³)
(売上高原単位指数)
4,000
3,000
2,000
1,000
0
100
80
60
40
20
0
1999.3
2000.3
2001.3
2002.3
2003.3
2004.3
2005.3
2006.3

●廃棄物処理量


(トン)
(売上高原単位指数)
10,000
8,000
6,000
4,000
2,000
0
100
80
60
40
20
0
1999.3
2000.3
2001.3
2002.3
2003.3
2004.3
2005.3
2006.3

※黄色部分は、2006.3期に発生した一過性の武蔵工場移転に伴う建築廃材等であり、一過性要因を除いた売上高原単位指数は、点線で表示しています。

●容器包装材使用量


(トン)
(売上高原単位指数)
4,000
3,000
2,000
1,000
0
100
80
60
40
20
0
1999.3
2000.3
2001.3
2002.3
2003.3
2004.3
2005.3
2006.3

注1 売上高原単位指数は、1999年3月期を100とします。HOYAでは売上100万円あたりの物量を売上高原単位の数値として使用しています。

注2 集計対象は以下の国内9拠点です。長坂、八王子、熊本、昭島、長野、レンズテクノロジーセンター、水口、武蔵(現東京スタジオ)、児玉。

Financial Section and Corporate Data

財務・データセクション

目　次

10年間の主要連結財務データ	30
財務報告	32
連結貸借対照表	44
連結損益計算書	46
連結剰余金計算書	47
連結キャッシュ・フロー計算書	48
連結財務諸表について	49
HOYA株式会社・会社データ	69
株式情報	70
沿革	71
国内・海外事業所	72

10年間の主要連結財務データ

		1997年	1998年	1999年	2000年
売上高(百万円)		193,402	193,472	201,290	201,110
営業利益(百万円)		32,936	26,394	31,726	34,688
経常利益(百万円)		35,086	26,759	33,612	35,484
当期純利益(百万円)		15,300	12,348	17,836	20,715
販売費及び一般管理費／売上高(%)		27.7	28.2	26.4	25.4
総資産当期純利益率(ROA)(%)		7.1	5.3	7.8	8.9
株主資本当期純利益率(ROE)(%)		11.4	8.5	11.6	12.4
株主資本比率(%)		61.0	63.7	71.7	73.2
棚卸資産回転月数		3.2	3.4	3.2	3.3
設備投資額(百万円)		32,318	19,504	13,654	17,770
減価償却費等(百万円)		15,705	17,570	18,233	16,050
研究開発費(億円)		60	75	78	77
1株当たりデータ(円)(株式分割調整後)	当期純利益	32.42	26.12	37.77	44.06
	配当金	5.75	7.00	7.50	8.75
	キャッシュ・フロー	66.75	64.41	77.65	79.15
	純資産(株主資本)	305.17	317.67	340.56	376.55
株価収益率(PER)(倍)		42.7	36.4	44.5	55.0
株価キャッシュ・フロー倍率(PCFR)(倍)		20.8	14.8	21.6	30.6
株価純資産倍率(PBR)(倍)		4.5	3.0	4.9	6.4
期末株価(円)(株式分割調整後)		1,385	950	1,680	2,425
時価総額(億円)		6,433	4,413	7,804	11,264
従業員数(人)		9,588	9,320	9,414	10,651

注:2003年3月期より、「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しており、過年度の1株当たりデータについても、同会計基準及び適用指針に基づいて再計算した数値を記載しております。

●経常利益:営業利益に営業外損益を加減した税引前の利益です。税率に影響されない客観的な経営成績と言えます。
●販売費及び一般管理費／売上高:いわゆる「販売費比率」で、経営の効率性を示す一つの指標です。
●総資産当期純利益率(当期純利益÷当期期首・期末総資産の平均×100):企業の資産運用の効率性・総合的収益性を表す指標とされています。
●株主資本当期純利益率(当期純利益÷当期期首・期末株主資本(純資産)の平均×100):企業の収益性を表す代表的指標で、株主の皆様に対する持分の収益性を示します。
●株主資本比率:総資産に対する自己資本の割合で、比率が高いほど、企業経営の安全度が高くなります。
●棚卸資産回転月数(期首・期末棚卸資産残高の平均÷月平均売上原価):資本効率指標の一つで、月数が少ないほど、製造・販売効率が良いことになります。
●設備投資額:有形固定資産のほか無形固定資産を含む。
●減価償却費等:営業権償却、減損損失を含む。

2001年	2002年	2003年	2004年	2005年	2006年
236,802	235,265	246,293	271,443	308,172	**344,228**
45,127	43,897	52,982	68,166	84,920	**101,095**
48,184	45,774	50,874	66,554	89,525	**103,637**
21,860	23,740	20,037	39,548	64,135	**75,620**
23.8	24.2	24.4	22.3	21.1	**20.7**
8.6	8.7	7.3	14.0	20.0	**21.2**
11.8	11.5	9.0	17.8	25.8	**27.1**
73.0	78.8	81.7	75.5	79.1	**77.3**
3.1	3.2	2.9	2.8	2.7	**2.7**
39,672	19,585	15,948	30,659	40,175	**48,785**
32,137	20,104	19,792	25,328	22,519	**27,484**
73	73	87	98	109	**141**
46.65	50.78	42.77	87.74	144.71	**171.71**
12.50	12.50	12.50	25.00	37.50	**60.00**
116.24	88.31	82.72	174.91	171.65	**240.57**
420.11	471.55	486.29	491.90	623.59	**648.87**
43.7	44.5	41.8	28.9	20.4	**27.7**
17.6	25.6	21.6	14.5	17.2	**19.7**
4.9	4.8	3.7	5.2	4.7	**7.3**
2,040	2,260	1,787	2,537	2,950	**4,750**
9,476	10,498	8,303	11,787	13,257	**20,663**
12,966	13,311	14,023	18,092	21,234	**25,176**

●**1株当たりデータ**：2005年11月15日に普通株式1株につき4株の割合で実施した株式分割を反映し、遡及修正して表示しております。2006年の1株当たり配当金60円は、中間配当金30円（株式分割前の実際支払額120円÷4分割）と期末配当金30円（株式分割後）の合計額です。

●**1株当たりキャッシュ・フロー**：2002年以降は営業活動によるキャッシュ・フローを期中平均株式数で除した数値を表示しています。それ以前の数値については、当期純利益に減価償却費等を足して算出した簡易なキャッシュ・フローを用いて算出しています。

●**株価収益率（期末株価÷1株当たり当期純利益）**：企業の収益に対して、株価が割高か割安かを判断する指標です。

●**株価キャッシュ・フロー倍率（期末株価÷1株当たりキャッシュ・フロー）**：営業活動によるキャッシュ・フローは、当期純利益に減価償却費等その他を加減して求めます。減価償却費は積極投資の証であり、将来性を加味した株価水準を見ます。また、PER同様、市場平均や同業他社と比較して株価が割高か割安かを判断する指標にも使用されます。

●**株価純資産倍率（期末株価÷1株当たり純資産）**：企業の純資産に対して、株価が割高か割安かを判断する指標です。1を割り込んだ場合は、株式を保有しているよりも企業を解散し、資産分配を受けた方が得ということになります。

財務報告

HOYAグループと連結範囲の状況

HOYAグループは、HOYA株式会社および連結子会社62社（国内5社、海外57社）ならびに関連会社5社（国内5社）によって構成されており、関連会社のうち持分法適用会社は1社です。前期末と比較すると、連結子会社は新規設立により5社増加、買収により1社増加、清算により1社減少、親会社への吸収合併により1社減少しました。関連会社の増減はありません。

HOYAグループはグローバルベースのグループ連結経営によって運営されています。グローバル本社の立案した経営戦略を、「情報・通信」分野、「アイケア」分野を中心とした各事業部門が、独立した経営責任のもとに事業を推進しています。地域別には、北米・欧州・アジアの各地域本社が、国・地域とのリレーション強化、法務支援および内部監査などを行い、事業活動の推進をサポートしています。欧州にはグループの財務拠点を置いています。

売上高の状況

2006年3月期の連結売上高は、前期に比べて11.7%増加の3,442億28百万円となりました。主要部門別にみると、「情報・通信」分野のエレクトロオプティクス部門が前期比15.0%の増収、「アイケア」分野のビジョンケア部門が前期比10.0%の増収、ヘルスケア部門が前期比13.0%の増収となりました。

顧客の地域別売上高をみると、国内が1,735億06百万円と前期に比べて4.3%増加し、海外は1,707億22百万円と前期に比べて20.4%増加しました。これにより国内外の売上構成比は、国内が50.4%、海外が49.6%となりました。前期は国内が54.0%、海外が46.0%であったため、前期に引き続き海外売上高の構成比が高まりました。

HOYAでは、在外子会社の現地通貨による財務諸表を、当期の平均為替レートで円に換算した場合と前期の為替レートで換算した場合とで

売上高



(百万円)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0

	2002年3月期	2003年3月期	2004年3月期	2005年3月期	2006年3月期
売上高（百万円）	235,265	246,293	271,443	308,172	344,228

事業の種類別売上高および構成比率



(%)
100
75
50
25
0
43.1
3.1
39.6
0.7
45.3
2.2
38.3
0.6
49.8
1.5
36.2
0.5
53.8
3.5
30.8
0.5
55.4
2.9
30.4
0.5

（単位：百万円）

	2002年3月期	2003年3月期	2004年3月期	2005年3月期	2006年3月期
エレクトロオプティクス	101,496	111,460	135,071	165,664	190,551
ホトニクス	7,157	5,485	4,116	10,749	10,092
ビジョンケア	93,184	94,388	98,203	94,971	104,456
ヘルスケア	23,105	26,716	28,380	31,409	35,483
クリスタル	8,788	6,719	4,321	3,672	1,864
サービス	1,534	1,522	1,350	1,706	1,777

比較することにより、当期の業績における為替の影響を算出しています。当期の平均為替レートは、米ドルが前期比5.9%円安の113円93銭、ユーロが前期比1.8%円安の138円13銭、タイ・バーツが前期比4.9%円安の2円81銭でした。これら主要通貨のいずれに対しても円安であったため、米国、欧州およびタイにあるグループ各社の業績は前期レートでの換算より膨らむことになります。グループ全体での為替の影響額は、売上高で47億18百万円のプラス、当期純利益で26億50百万円のプラスとなりました。

事業の所在地別売上高
および構成比率


(%)
100
75
50
25
0
67.8
4.2
67.5
4.7
69.4
4.6
74.9
4.1
71.2
7.1

(単位:百万円)

	2002年3月期	2003年3月期	2004年3月期	2005年3月期	2006年3月期
日本	159,368	166,178	188,441	230,945	244,998
アジア	9,948	11,704	12,404	12,647	24,526
欧州	28,964	32,639	37,485	33,803	39,231
北米	36,984	35,770	33,112	30,775	35,471

顧客の地域別売上高
および構成比率


(%)
100
75
50
25
0
56.2
10.7
56.0
13.3
54.6
16.5
54.0
20.1
50.4
25.2

(単位:百万円)

	2002年3月期	2003年3月期	2004年3月期	2005年3月期	2006年3月期
日本	132,248	138,006	148,325	166,414	173,506
アジアおよびその他の地域	25,126	32,805	44,667	61,807	86,847
欧州	38,143	38,788	40,168	36,430	41,200
北米	39,746	36,692	38,282	43,519	42,673

利益の状況

売上高の増加にともない、売上原価は前期に比べて8.9%増加し1,720億33百万円となりました。売上高の伸び率11.7%に比べて、売上原価の伸び率が低かったため、売上総利益率は50.0%となり、前期の48.7%より1.3ポイント上昇しています。販売費及び一般管理費も売上高の増加にともない、710億98百万円と前期に比べて9.0%増加しましたが、売上高の伸び率を下回り、売上高に対する比率は20.7%と、前期の21.1%より0.4ポイント低下しています。この結果、営業利益は前期に比べて19.0%増の1,010億95百万円となり、営業利益率は前期を1.8ポイント上回る29.4%となりました。四半期毎の営業利益率の推移は、第1四半期が30.6%、第2四半期が29.1%、第3四半期が31.2%、第4四半期が26.7%でした。

経常利益は、持分法による投資利益が前期に比べて24億22百万円減少したことや為替差益が前期の8億75百万円から2億42百万円に減少したことなどにより、営業外損益は前期に比べ20億64百万円縮小したものの、前期に比べ15.8%増加し1,036億37百万円となりました。

特別損益においては、環境整備費の前期比17億45百万円の増加、減損損失の前期比3億73百万円の増加などがありましたが、固定資産処分損の前期比3億23百万円の減少や、当期は前期のような大幅な機構改革がなかったため、工場閉鎖損失が前期比7億41百万円の減少となったことなどにより、当期の特別損益は62億71百万円の損失超過となりました。その結果、当期純利益は前期に比べて17.9%増加し756億20百万円となりました。

総資本当期純利益率(ROA)は21.2%と前期に比べて1.2ポイント向上、株主資本当期純利益率(ROE)は27.1%と前期に比べて1.3ポイント向上しました。また、当期の配当金は、中間配当金1株当たり120円と期末配当金1株当たり30円の合計で、年間1株当たり150円となりました。2005年11月に普通株式1株につき4株の割合で行った株式分割を反映し、当中間配当金以前のものを遡及修正すると、当期は年間60円((120円÷4)+30円=60円)となり、前期の年間配当金37.5円(150円÷4)に比べ60%の増配となります。

営業利益
経常利益
当期純利益



2002年3月期
2003年3月期
2004年3月期
2005年3月期
2006年3月期
(百万円)
120,000
100,000
80,000
60,000
40,000
20,000
0

(単位:百万円)

	2002年3月期	2003年3月期	2004年3月期	2005年3月期	2006年3月期
営業利益	43,897	52,982	68,166	84,920	101,095
経常利益	45,774	50,874	66,554	89,525	103,637
当期純利益	23,740	20,037	39,548	64,135	75,620

四半期毎の利益



2005年3月期
2006年3月期
1Q
2Q
3Q
4Q
(百万円)
30,000
25,000
20,000
15,000
10,000
5,000
0

(単位:百万円)

	2005年3月期 1Q	2Q	3Q	4Q	2006年3月期 1Q	2Q	3Q	4Q
営業利益	21,081	23,047	21,652	19,138	25,055	24,740	27,257	24,043
経常利益	22,366	24,404	22,314	20,440	27,465	26,974	27,162	22,036
当期純利益	16,222	16,671	16,123	15,118	20,389	18,596	20,120	16,514

利益率


2002年3月期
2003年3月期
2004年3月期
2005年3月期
2006年3月期
(%)
35
30
25
20
15
10
5
0

(単位:%)

		2002年3月期	2003年3月期	2004年3月期	2005年3月期	2006年3月期
営業利益率	●……	18.7	21.5	25.1	27.6	29.4
経常利益率	●——	19.5	20.7	24.5	29.1	30.1
当期純利益率	●——	10.1	8.1	14.6	20.8	22.0

四半期毎の利益率


2005年3月期
2006年3月期
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
(%)
35
30
25
20
15
10
5
0

(単位:%)

		2005年3月期 1Q	2Q	3Q	4Q	2006年3月期 1Q	2Q	3Q	4Q
営業利益率	●……	28.1	29.4	27.8	24.9	30.6	29.1	31.2	26.7
経常利益率	●——	29.8	31.1	28.7	26.6	33.6	31.7	31.1	24.4
当期純利益率	●——	21.6	21.3	20.7	19.6	24.9	21.9	23.1	18.3

収益性


2002年3月期
2003年3月期
2004年3月期
2005年3月期
2006年3月期
(%)
30
25
20
15
10
5
0

(単位:%)

		2002年3月期	2003年3月期	2004年3月期	2005年3月期	2006年3月期
株主資本当期純利益率[ROE]	●……	11.5	9.0	17.8	25.8	27.1
総資産経常利益率	●——	16.8	18.4	23.6	27.9	29.1
総資産当期純利益率[ROA]	●——	8.7	7.3	14.0	20.0	21.2

セグメント別の状況

情報・通信分野（エレクトロオプティクス部門、ホトニクス部門）

エレクトロオプティクス部門の売上高は、前期に比べて15.0%増加し1,905億51百万円となりました。半導体製造用マスクブランクスは、LSIの高性能・大容量化を背景に、位相シフトマスク用ブランクスなどの高精度製品の需要が好調でした。半導体製造用フォトマスクも同様に、線幅65nmのデザインルールに対応した高精度製品への受注が増加するなど先端品を中心に受注は好調でしたが、前期に普及品クラスの特別な受注があった関係で、売上は前期とほぼ同レベルとなりました。液晶パネル用フォトマスクは、新工場立ち上げによる増産効果と、パネルメーカー各社の活発な新ライン立ち上げや新機種開発により、最先端大型マスクの需要が好調でした。HDD（ハードディスクドライブ）用ガラスディスクは、携帯音楽プレイヤー向けが期の半ばから減速したものの、ノートパソコン向けの需要が大きく伸びました。新工場での生産開始や既存工場での増産投資が奏効し、売上は順調に増加しました。光学レンズは、前期後半から始まったデジタルカメラ市場における在庫調整が一段落し、高付加価値製品を中心にデジタルカメラ向けレンズが堅調に推移したことに加え、新しい用途である携帯電話のカメラ用レンズの出荷が本格的に始まり、売上は前期に比べ増加しました。

エレクトロオプティクス部門の営業利益は、前期に比べて18.3%増加し748億62百万円となりました。上半期は、複数の製品において供給能力を上回る需要があり、工場の稼働率が高かったため利益率は高い水準で推移しました。下半期は増産投資の効果で供給能力が充足される一方、一部の製品において価格競争が顕在化したり、製品ミックスが変化したこともあり、利益率は低下しました。しかしながら、いずれの製品も総じて需要が強い状態が続いたため、通期の営業利益率は39.1%と前期より1.0ポイント上昇しました。四半期毎の営業利益率をみると、第1四半期が42.0%、第2四半期が38.3%、第3四半期が39.8%、第4四半期が36.8%でした。

「主要部門の成長性と収益性」のグラフ（以下、グラフ）が示すとおり、エレクトロオプティクス部門の売上成長率が、連結全体の売上成長率11.7%を上回り（円の中心が連結ベースの線より上にある）、利益率は向上しました（円の位置が右に移動）。

当期の設備投資額は、液晶用大型マスクの韓国工場とHDD用ガラスディスクのベトナム工場の新規立ち上げに加え、光学レンズなどを含む既存工場の能力増強を積極的に行ったため、前期に比べ16.5%増の372億43百万円となりました。

ホトニクス部門の売上高は、前期に比べ6.1%減少し100億92百万円となりました。営業利益は、前期に比べて4.6%増の9億33百万円となり、営業利益率は9.0%と前期より0.9ポイント上昇しています。収益性の高い製品に注力するなど製品ミックスの見直しを進めたため売上は前年を下回りましたが、営業体制の強化や生産体制の効率化に努めた結果、利益率は向上しました。



（エレクトロオプティクス部門）
（百万円）
2004年 3月期
2005年 3月期
2006年 3月期
（%）
200,000
150,000
100,000
50,000
0
40
20
0

		2004年3月期	2005年3月期	2006年3月期
売上高（百万円）		135,071	165,664	190,551
営業利益（百万円）		45,169	63,290	74,862
営業利益率（%）注	●·····	33.4	38.1	39.1
資産（百万円）		132,240	162,638	204,191
減価償却費（百万円）		13,205	14,729	18,715
設備投資額（百万円）		22,246	31,962	37,243

注：営業利益率は、売上高にセグメント間の内部売上高又は振替高を加算した合計額に基づいて算出しております。詳細に関しては62ページの事業の種類別セグメント情報をご覧下さい。

主要部門の成長性と収益性



2006年3月期
［2005年3月期対比］
連結ベース
売上高成長率（%）
※円の大きさは営業利益額
ヘルスケア部門
ビジョンケア部門
エレクトロオプティクス部門
連結ベース
35
25
15
5
-5
-15
売上高営業利益率（%）
15
20
25
30
35
40
45

アイケア分野（ビジョンケア部門）

ビジョンケア部門の売上高は、前期に比べて10.0%増加し1,044億56百万円となりました。メガネレンズの国内市場はデフレ傾向が見られ縮小気味ですが、累進レンズなどの高付加価値製品の増加で、売上高は前期比0.4%の微増となりました。一方、海外市場は、欧州、北米、アジア・太平洋のいずれの地域においても、力強い成長を遂げました。欧州は、主要市場であるドイツにおいて2003年12月にメガネの購入に係る保険制度が廃止されたことにより、前期は市場の低迷が続いていましたが、高付加価値レンズに対する根強い人気と保険制度廃止からの回復を受けて、売上高は前期比15.9%増を達成しました。グローバル本部をオランダへ移転させ、今後も引き続き欧州市場へ注力していく方針です。北米ではHOYAブランドの認知度が着実に向上している中、製品戦略も功を奏し、前期比20.0%の増収となりました。アジア・太平洋では各地域に即したマーケティング活動を展開し、売上高は前期比18.0%増加しました。

ビジョンケア部門の営業利益は、前期に比べて19.3%増加し203億69百万円となりました。通期の営業利益率は19.5%と前期より1.5ポイント上昇しています。増収効果による原価率の低減や、高付加価値製品の好調な販売が利益率を押し上げました。四半期毎の営業利益率をみると、第1四半期が17.9%、第2四半期が19.6%、第3四半期が21.9%、第4四半期が18.7%でした。売上成長率の回復と利益率の向上を映し、グラフは円の位置が右上に移動しています。

当期の設備投資額は79億58百万円と、前期に比べて17.3%増加しました。引き続き最適地生産を念頭に、グローバル生産体制の構築を進めました。



(百万円)
2004年3月期
2005年3月期
2006年3月期
(%)
120,000
100,000
80,000
60,000
40,000
20,000
0
40
20
0

		2004年3月期	2005年3月期	2006年3月期
売上高(百万円)		98,203	94,971	104,456
営業利益(百万円)		17,496	17,078	20,369
営業利益率(%)注	●·····	17.8	18.0	19.5
資産(百万円)		92,082	90,765	98,243
減価償却費(百万円)		5,735	5,899	6,444
設備投資額(百万円)		6,915	6,786	7,958

注：営業利益率は、売上高にセグメント間の内部売上高又は振替高を加算した合計額に基づいて算出しております。詳細に関しては62ページの事業の種類別セグメント情報をご覧下さい。

アイケア分野（ヘルスケア部門）

ヘルスケア部門の売上高は、前期に比べて13.0%増加し354億83百万円となりました。コンタクトレンズは、直営店舗「アイシティ」の新規出店と集客力の向上に努めるほか、専門性の高いコンサルティング販売を推進し、売上は堅調に拡大しています。眼内レンズは、ソフトタイプやイエローレンズなど付加価値の高い製品を販売し、海外市場でも積極的に事業を展開した結果、国内外で売上が増加しました。

ヘルスケア部門の営業利益は、前期に比べて3.9%減少し68億59百万円となりました。当第4四半期に、「アイシティ」で商品購入に際して付与するポイント制度にかかる費用計上処理を使用時から付与時に変更し、当期にかかる1年分の費用を当第4四半期に販管費として一括計上しました。このポイント制度の計上処理変更と、眼内レンズ分野に研究開発費を積極的に投入した結果、当第4四半期の営業利益率が一時的に低下し、通期の営業利益率は19.3%と前期より3.4ポイント低下しました。四半期毎の営業利益率をみると、第1四半期が24.1%、第2四半期が24.8%、第3四半期が21.0%、第4四半期が7.6%でした。

グラフでは、売上成長率は上昇したものの、利益率が低下したため左上方に円が移動していますが、将来への成長を見据えた前向きな先行投資の結果です。

当期の設備投資額は23億91百万円と、前期に比べて約3.2倍に増加しました。これは、眼内レンズ分野の研究開発にかかわる設備投資と生産工場の海外移転によるものです。



(百万円)
2004年3月期
2005年3月期
2006年3月期
(%)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
40
20
0

		2004年3月期	2005年3月期	2006年3月期
売上高(百万円)		28,380	31,409	35,483
営業利益(百万円)		6,272	7,141	6,859
営業利益率(%)注	●·····	22.1	22.7	19.3
資産(百万円)		18,872	18,329	19,927
減価償却費(百万円)		532	668	855
設備投資額(百万円)		1,201	737	2,391

注：営業利益率は、売上高にセグメント間の内部売上高又は振替高を加算した合計額に基づいて算出しております。詳細に関しては62ページの事業の種類別セグメント情報をご覧下さい。

セグメント別の状況

その他の事業（クリスタル部門）

クリスタル部門の売上高は、前期に比べて49.2%減少し18億64百万円となりました。法人ギフト需要の低迷を受け、現在、事業規模を縮小し、抜本的な事業構造の見直しを進めている段階です。当期は、1億54百万円の営業損失となりましたが、前期の4億20百万円の損失に比べ損失額は縮小しました。一部資産を回収可能価額まで減額し、8億64百万円を減損損失として特別損失に計上しました。



(百万円)
2004年 3月期
2005年 3月期
2006年 3月期
(%)
5,000
4,000
3,000
2,000
1,000
0
-500
0
-4
-8
-12
-16
-18
-20

		2004年3月期	2005年3月期	2006年3月期
売上高（百万円）		4,321	3,672	1,864
営業利益（百万円）	■	-496	-420	-154
営業利益率（%）注	●·····	-11.3	-11.3	-8.2
資産（百万円）		2,805	1,899	840
減価償却費（百万円）		351	-	-
設備投資額（百万円）		224	92	761

注：営業利益率は、売上高にセグメント間の内部売上高又は振替高を加算した合計額に基づいて算出しております。詳細に関しては62ページの事業の種類別セグメント情報をご覧下さい。

事業の所在地別成長性と収益性

2006年3月期
[2005年3月期対比]



※円の大きさは営業利益額
連結ベース
売上高成長率（%）
アジア
北米
日本
欧州
連結ベース
売上高営業利益率（%）
0
5
10
15
20
25
30
35
40
120
100
80
60
40
20
0
-20

設備投資額



(百万円)
50,000
40,000
30,000
20,000
10,000
0

(単位:百万円)

		2002年3月期	2003年3月期	2004年3月期	2005年3月期	2006年3月期
設備投資額		19,585	15,948	30,659	40,175	48,785
減価償却費等		20,104	19,792	25,328	22,519	27,484

注:減価償却費等は、減価償却費のほか営業権償却、減損損失を含めております。

研究開発費



(%)
5.0
4.0
3.0
2.0
1.0
0
(億円)
150
120
90
60
30
0

		2002年3月期	2003年3月期	2004年3月期	2005年3月期	2006年3月期
研究開発費(億円)		73	87	98	109	141
売上高研究開発費比率(%)	●·····	3.1	3.5	3.6	3.6	4.1

グループ社員数
および地域別構成比



24.7
48.2
22.5
52.4
16.7
65.9
14.2
71.1
11.1
75.6
(%)
100
75
50
25
0

(単位:名)

		2002年3月期	2003年3月期	2004年3月期	2005年3月期	2006年3月期
合計		13,311	14,023	18,092	21,234	25,176
日本		3,282	3,150	3,023	3,007	2,800
アジア		6,411	7,346	11,925	15,102	19,030
欧州		2,102	2,082	1,821	1,809	2,009
北米		1,516	1,445	1,323	1,316	1,337

財政状態

資産の部については、流動資産が前期に比べて8.8%減少し2,122億73百万円となりました。受取手形及び売掛金が783億80百万円と6.5%増加した反面、現金及び預金が自己株式の取得による支出の増加（前期比639億93百万円増）や配当金の支払額の増加（前期比111億57百万円増）により、835億74百万円と前期に比べ26.0%減少したことが要因です。有形固定資産が26.7%増加の1,206億03百万円、投資その他の資産が19.7%増加の211億23百万円となったため、固定資産は前期に比べて26.1%増加の1,491億52百万円となりました。総資産は3,615億37百万円となり、前期に比べて2.9%増加しました。

負債の部については、支払手形及び買掛金が14.8%増加の280億70百万円、未払法人税等が43.1%増加の143億42百万円となり、流動負債は793億05百万円と、前期に比べて12.0%増加しました。固定負債は18億31百万円となり、前期に比べて7.1%減少しました。負債合計は811億37百万円、前期に比べて11.5%増加しました。

資本の部については、当期純利益756億20百万円による増加に対し、配当金233億98百万円と自己株式消却額531億80百万円ほかにより775億29百万円減少したため、利益剰余金が2,663億45百万円と前期に比べて19億10百万円、0.7%減少しました。さらに、為替換算調整勘定が前期の46億87百万円の減算から、当期は円安により71億42百万円の加算に変わったことと、自己株式が84億01百万円増加したことにより、資本合計は2,794億80百万円となり、前期に比べて0.6%増加しました。株主資本比率は77.3%となり、前期の79.1%から1.8ポイント低下しました。

総資産
株主資本
株主資本比率



(%)
90
85
80
75
70
65
60
2002年3月期
2003年3月期
2004年3月期
2005年3月期
2006年3月期
(百万円)
400,000
300,000
200,000
100,000
0

		2002年3月期	2003年3月期	2004年3月期	2005年3月期	2006年3月期
総資産(百万円)		278,067	274,288	289,887	351,482	361,537
株主資本(百万円)	■	219,180	224,218	218,978	277,889	279,480
株主資本比率(%)	●·····	78.8	81.7	75.5	79.1	77.3

キャッシュ・フローの状況

営業活動によるキャッシュ・フローは、税金等調整前当期純利益973億67百万円（前期比139億01百万円増）と減価償却費262億51百万円（前期比45億91百万円増）を主体とした収入から、売上債権の増加額40億41百万円（前期比13億52百万円減）とたな卸資産の増加額25億46百万円（前期比21百万円増）、法人税等の支払額182億46百万円（前期比50億11百万円減）などを減算すると、1,058億55百万円の純収入となり、前期に比べて298億55百万円増加しました。

投資活動によるキャッシュ・フローは、有形固定資産の取得による支出が477億41百万円（前期比143億48百万円増）と前期に続いて大きく増加したことにより、520億12百万円の純支出となり、前期に比べて164億88百万円の支出増となりました。

財務活動によるキャッシュ・フローは、自己株式の取得による支出640億31百万円（前期比639億93百万円増）と配当金の支払額234億02百万円（前期比111億57百万円増）を主因として、857億87百万円の純支出となり、前期に比べて740億95百万円の支出増となりました。

以上の結果に、現金及び現金同等物に係る換算差額26億45百万円を加算すると、現金及び現金同等物の残高は、前期に比べ293億円減少し835億74百万円となりました。

営業活動によるキャッシュ・フロー



(百万円)
120,000
100,000
80,000
60,000
40,000
20,000
0

（単位：百万円）

	2002年3月期	2003年3月期	2004年3月期	2005年3月期	2006年3月期
当期純利益	23,740	20,037	39,548	64,135	75,620
営業活動によるキャッシュ・フロー	41,023	38,390	78,743	76,000	105,855

四半期毎の営業活動によるキャッシュ・フロー



(百万円)
50,000
40,000
30,000
20,000
10,000
0

（単位：百万円）

	2005年3月期 1Q	2Q	3Q	4Q	2006年3月期 1Q	2Q	3Q	4Q
当期純利益	16,222	16,671	16,123	15,118	20,389	18,596	20,120	16,514
営業活動によるキャッシュ・フロー	10,090	25,522	12,602	27,784	17,758	29,802	17,024	41,269

株価収益性



(倍)
100
80
60
40
20
0
2002年3月期
2003年3月期
2004年3月期
2005年3月期
2006年3月期
(円)
5,000
4,000
3,000
2,000
1,000
0

		2002年3月期	2003年3月期	2004年3月期	2005年3月期	2006年3月期
株価収益率(倍)	●……	44.5	41.8	28.9	20.4	27.7
株価キャッシュ・フロー倍率(倍)	●……	25.6	21.6	14.5	17.2	19.7
株価純資産倍率(倍)	●──	4.8	3.7	5.2	4.7	7.3
期末株価(円)(分割調整後)	●──	2,260	1,787	2,537	2,950	4,750

株価・出来高の推移

(株価は分割調整後)



株価(円)
6,000
5,000
4,000
3,000
2,000
1,000
0
2005年3月期
2006年3月期
出来高(千株)
60,000
50,000
40,000
30,000
20,000
10,000
0
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 (月)

1株当たりの配当額



2002年3月期
2003年3月期
2004年3月期
2005年3月期
2006年3月期
(円)
60
40
20
0

		2002年3月期	2003年3月期	2004年3月期	2005年3月期	2006年3月期
期末配当金(円)		6.25	6.25	12.50	22.50	30.00
中間配当金(円)	■	6.25	6.25	12.50	15.00	30.00
年間配当金(円)		12.50	12.50	25.00	37.50	60.00

注:2005年11月15日に普通株式1株につき4株の割合で実施した株式分割を反映し、遡及修正して表示しております。(例)2006年3月期中間配当金の実際の支払額は1株当たり120円でしたが、1対4の株式分割を反映し、30円と表示しています。

事業等のリスク

以下にHOYAグループの事業展開上のリスク要因となる可能性があると考えられる主な事項を記載しています。
文中に含まれる将来に関する事項は本資料作成日現在においてHOYAが判断したものです。

1.為替レートの変動について

HOYAグループでは、事業をグローバルに展開していますが、主要生産国の為替レートの上昇は、輸出価格の上昇を招き、連結ベースでコストの上昇をもたらす可能性があります。主要販売国の為替レートの下落は、売上高の減少を起こすおそれがあります。

2.国際情勢の影響

現在、世界の一部地域においては緊迫した情勢が続いていますが、今後、ある地域でヒト・モノ・カネの動きが異常に抑制された場合、また、HOYAグループが事業を行なっている国々で、政治・経済または法環境の変化、労働力の不足、ストライキ、天災地変等の予期せぬ事象が起きた場合には、事業の遂行に問題が生じる可能性があります。

3.生産材のビジネスである点

HOYAグループの収益の大きな部分を占めるエレクトロオプティクスの製品群は、その全てが中間生産材・部材であり、半導体、液晶パネルあるいはHDDのように、HOYA製品を使用して製造される製品、さらにそれらを使用して製造されるパソコンやデジタル家電製品等の景況によってその伸長が大きく左右されます。

4.消費材分野におけるディスカウンターの出現と価格低下

近年、メガネやコンタクトレンズなどの市場では、従来になかった安売り店が出現し、価格低下を引き起こしています。これら安売り店の影響が、HOYAグループが進めているコストダウンと高付加価値戦略で吸収しきれないほど進むと、HOYAグループの業績と財務状況に悪影響を及ぼす可能性があります。

5.新製品開発力

HOYAグループが属する業界は技術的な進歩が急速であるため、HOYAグループでは絶えず最先端の技術を開発するよう努めていますが、HOYAグループが業界と市場の変化を充分に予測できず、顧客のニーズにあった新製品をタイムリーに開発できない場合には、HOYAグループの業績と財務状況に悪影響を及ぼす可能性があります。

6.競合

HOYAグループは、多くの製品で業界トップシェアを有していますが、絶えず厳しい競争にさらされています。HOYAグループが、将来においてもその圧倒的なシェアを保持し続け、有効に競争できるという保証はなく、価格面での圧力または有効に競争できないことによる顧客離れは、HOYAグループの業績と財務状況に悪影響を及ぼす可能性があります。

7.生産能力

現在HOYAグループは複数の分野で生産能力を上回る受注に応えるべく生産能力を増強していますが、何らかの要因により立ち上げが遅れるようなことがあれば、HOYAの業績への影響のみならず、得意先の生産・販売計画に影響を与え、競合他社のシェア拡大等の恐れがあり、HOYAグループの業績と財務状況に悪影響を及ぼす可能性があります。

8.新規事業

将来の成長のために新事業は重要ですが、有望な新規事業のメドがつかない場合はHOYAグループの成長が計画どおり進まないおそれがあります。また、事業戦略の一環として企業買収等を行なうことがありますが、買収後に予期せぬ障害が出てきて予定外の時間と費用がかかり、HOYAグループの業績と財務状況に悪影響を及ぼす可能性があります。

連結貸借対照表

(単位：百万円)	前連結会計年度 (2005年3月31日) 金額		構成比%	当連結会計年度 (2006年3月31日) 金額		構成比%
(資産の部)						
Ⅰ 流動資産						
1. 現金及び預金		112,874			83,574	
2. 受取手形及び売掛金		73,619			78,380	
3. たな卸資産		36,165			41,178	
4. 繰延税金資産		6,500			7,407	
5. その他		4,947			3,246	
6. 貸倒引当金		△1,235			△1,512	
流動資産合計		232,871	66.2		212,273	58.7
Ⅱ 固定資産						
(1) 有形固定資産						
1. 建物及び構築物	56,916			61,582		
減価償却累計額	31,802	25,114		32,034	29,548	
2. 機械装置及び運搬具	165,885			193,971		
減価償却累計額	120,868	45,016		135,478	58,493	
3. 工具器具備品	22,857			25,023		
減価償却累計額	13,674	9,183		14,306	10,716	
4. 土地		8,937			8,648	
5. 建設仮勘定		6,906			13,196	
有形固定資産合計		95,158	27.1		120,603	33.4
(2) 無形固定資産						
1. ソフトウェアほか		5,489			7,424	
無形固定資産合計		5,489	1.6		7,424	2.1
(3) 投資その他の資産						
1. 投資有価証券*1		10,383			14,060	
2. 繰延税金資産		3,097			2,757	
3. その他		4,461			4,601	
4. 貸倒引当金		△301			△295	
投資その他の資産合計		17,640	5.0		21,123	5.8
固定資産合計		118,288	33.7		149,152	41.3
Ⅲ 繰延資産						
1. 開業費ほか		322			111	
繰延資産合計		322	0.1		111	0.0
資産合計		351,482	100.0		361,537	100.0

(単位:百万円)	前連結会計年度 (2005年3月31日) 金額	構成比%	当連結会計年度 (2006年3月31日) 金額	構成比%
(負債の部)				
Ⅰ 流動負債				
1.支払手形及び買掛金	24,452		28,070	
2.短期借入金	194		―	
3.未払法人税等	10,022		14,342	
4.未払費用	―		18,408	
5.賞与引当金	3,917		4,207	
6.その他	32,204		14,276	
流動負債合計	70,792	20.1	79,305	21.9
Ⅱ 固定負債				
1.特別修繕引当金	542		619	
2.その他	1,427		1,211	
固定負債合計	1,970	0.6	1,831	0.5
負債合計	72,762	20.7	81,137	22.4
(少数株主持分)				
少数株主持分	830	0.2	919	0.3
(資本の部)				
Ⅰ 資本金*3	6,264	1.8	6,264	1.7
Ⅱ 資本剰余金	15,898	4.5	15,898	4.4
Ⅲ 利益剰余金	268,255	76.3	266,345	73.7
Ⅳ その他有価証券評価差額金	37	0.0	110	0.0
Ⅴ 為替換算調整勘定	△4,687	△1.3	7,142	2.0
Ⅵ 自己株式*4	△7,878	△2.2	△16,279	△4.5
資本合計	277,889	79.1	279,480	77.3
負債、少数株主持分及び資本合計	351,482	100.0	361,537	100.0

連結損益計算書

(単位:百万円)

	前連結会計年度 (自2004年4月1日 至2005年3月31日) 金額		百分比%	当連結会計年度 (自2005年4月1日 至2006年3月31日) 金額		百分比%
I 売上高		308,172	100.0		344,228	100.0
II 売上原価 *2		158,023	51.3		172,033	50.0
売上総利益		150,148	48.7		172,194	50.0
III 販売費及び一般管理費 *1·2		65,228	21.1		71,098	20.7
営業利益		84,920	27.6		101,095	29.4
IV 営業外収益						
1.受取利息	1,013			1,788		
2.持分法による投資利益	3,707			1,285		
3.為替差益	875			242		
4.その他	1,026	6,623	2.2	1,552	4,869	1.4
V 営業外費用						
1.支払利息	86			142		
2.売上割引	552			706		
3.操業休止関連費用	249			—		
5.その他	1,128	2,017	0.7	1,478	2,327	0.7
経常利益		89,525	29.1		103,637	30.1
VI 特別利益						
1.固定資産売却益 *3	194			109		
2.受取助成金	110			—		
3.貸倒引当金戻入益	90			6		
4.特別修繕引当金戻入益	—			121		
5.営業譲渡益	—			1,655		
6.その他	323	719	0.2	496	2,389	0.7
VII 特別損失						
1.環境整備費 *4	1,980			3,725		
2.工場閉鎖損失 *5	1,263			522		
3.固定資産処分損 *6	948			625		
4.減損損失 *7	859			1,232		
5.退職加算金	842			1,688		
6.投資有価証券評価損	—			13		
7.その他	885	6,779	2.2	852	8,660	2.5
税金等調整前当期純利益		83,466	27.1		97,367	28.3
法人税、住民税及び事業税	18,690			22,249		
法人税等調整額	531	19,222	6.3	△511	21,738	6.3
少数株主利益		108	0.0		9	0.0
当期純利益		64,135	20.8		75,620	22.0

連結剰余金計算書

(単位：百万円)

	前連結会計年度 (自2004年4月1日 至2005年3月31日) 金額		当連結会計年度 (自2005年4月1日 至2006年3月31日) 金額	
(資本剰余金の部)				
Ⅰ 資本剰余金期首残高		15,898		15,898
Ⅱ 資本剰余金期末残高		15,898		15,898
(利益剰余金の部)				
Ⅰ 利益剰余金期首残高		247,175		268,255
Ⅱ 利益剰余金増加高				
1.当期純利益	64,135	64,135	75,620	75,620
Ⅲ 利益剰余金減少高				
1.配当金	12,241		23,398	
2.取締役賞与	62		65	
3.自己株式消却額	30,702		53,180	
4.自己株式処分差損	49		871	
5.その他減少高	—	43,056	13	77,529
Ⅳ 利益剰余金期末残高		268,255		266,345

連結キャッシュ・フロー計算書

(単位：百万円)

	前連結会計年度 (自2004年4月1日 至2005年3月31日) 金額	当連結会計年度 (自2005年4月1日 至2006年3月31日) 金額
Ⅰ 営業活動によるキャッシュ・フロー		
1. 税金等調整前当期純利益	83,466	97,367
2. 減価償却費	21,660	26,251
3. 減損損失	859	1,232
4. 営業譲渡益	－	△1,655
5. 貸倒引当金の増加額又は減少額（△）	△344	234
6. 賞与引当金の増加額	194	278
7. 特別修繕引当金の増加額	184	76
8. 受取利息及び受取配当金	△1,022	△1,794
9. 支払利息	86	142
10. 為替差益（△）	△233	△598
11. 持分法による投資利益	△3,707	△1,285
12. 固定資産売却益	△194	△109
13. 固定資産処分損	948	625
14. 投資有価証券評価損	－	13
15. 環境整備費	－	3,725
16. 退職加算金	－	1,688
17. 取締役賞与の支払額	△63	△65
18. その他	553	△2,943
19. 売上債権の増加額（△）	△5,393	△4,041
20. たな卸資産の増加額（△）	△2,525	△2,546
21. その他流動資産の減少額	2,427	2,097
22. 仕入債務の増加額又は減少額（△）	△1,629	3,643
23. 未払消費税等の増加額又は減少額（△）	△706	662
24. その他流動負債の増加額	3,848	1,757
小計	98,409	124,755
25. 利息及び配当金の受取額	958	1,865
26. 利息の支払額	△109	△112
27. 環境整備費の支払額	－	△1,165
28. 退職加算金の支払額	－	△1,241
29. 法人税等の支払額	△23,257	△18,246
営業活動によるキャッシュ・フロー	76,000	105,855
Ⅱ 投資活動によるキャッシュ・フロー		
1. 有形固定資産の取得による支出	△33,393	△47,741
2. 有形固定資産の売却による収入	540	266
3. 投資有価証券の取得による支出	△10	△2,069
4. 連結範囲の変更に伴う子会社株式の取得による支出	－	△337
5. 貸付けによる支出	－	△2
6. 貸付金の回収による収入	－	116
7. その他投資に関する支出	△3,192	△4,630
8. その他投資に関する収入	532	155
9. 営業譲渡による収入	－	2,230
投資活動によるキャッシュ・フロー	△35,524	△52,012
Ⅲ 財務活動によるキャッシュ・フロー		
1. 短期借入金の借入及び返済による収入及び支出(△)(純額)	△157	△207
2. 長期借入金の返済による支出	△161	－
3. 自己株式の取得による支出	△38	△64,031
4. 自己株式の売却による収入	911	1,855
5. 親会社による配当金の支払額	△12,245	△23,402
6. 少数株主への配当金の支払額	△0	△1
財務活動によるキャッシュ・フロー	△11,692	△85,787
Ⅳ 現金及び現金同等物に係る換算差額	3,665	2,645
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	32,449	△29,300
Ⅵ 現金及び現金同等物の期首残高	80,425	112,874
Ⅶ 現金及び現金同等物の期末残高*1	112,874	83,574

連結財務諸表について

●連結財務諸表

(イ) 当社の連結財務諸表は、我が国において一般に公正妥当と認められる企業会計の基準に基づいて作成しております。また、表示方法については、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)によっております。

(ロ) 連結財務諸表及びその他の事項の金額については、百万円未満の金額を切り捨てて表示しております。

●連結財務諸表作成のための基本となる重要な事項

1. 連結の範囲に関する事項

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)
連結子会社の数は、58社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA HOLDINGS N.V. HOYA HOLDINGS ASIA PACIFIC PTE. LTD. HOYAヘルスケア(株) HOYAサービス(株) なお、当連結会計年度から新規設立により在外子会社3社及び買収により在外子会社1社を連結子会社としております。 また、清算により在外子会社1社が減少しております。	連結子会社の数は、62社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA HOLDINGS N.V. HOYA HOLDINGS ASIA PACIFIC PTE. LTD. HOYAヘルスケア(株) HOYAサービス(株) なお、当連結会計年度から新規設立により在外子会社5社、並びに買収により存外子会社1社が増加しております。 また、連結の範囲内で当社への吸収合併により国内子会社1社、清算により在外子会社1社が減少しております。

2. 持分法の適用に関する事項

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)
(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社1社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス(株)	(1) 同左
(2) 持分法を適用しない非連結子会社及び関連会社のうち、主要な会社等の名称は以下のとおりであります。 ツーコインズ(株) 持分法非適用会社は、小規模会社であり、合計の持分損益及び利益剰余金等はいずれも連結財務諸表に与える影響が軽微であるため、持分法の適用から除外しております。	(2) 同左

3. 連結子会社の事業年度等に関する事項

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)
連結子会社のうち中華人民共和国に所在する5社の決算日は12月31日であります。 なお、連結子会社58社は、すべて四半期ごとに四半期決算を実施しており、上記の5社については、連結財務諸表の作成に当たって、第4四半期連結決算日(3月31日)現在で実施した決算に基づく財務諸表を使用しております。	連結子会社のうち中華人民共和国に所在する6社の決算日は12月31日であります。 なお、連結子会社62社は、すべて四半期ごとに四半期決算を実施しており、上記の6社については、連結財務諸表の作成に当たって、第4四半期連結決算日(3月31日)現在で実施した決算に基づく財務諸表を使用しております。

4. 会計処理基準に関する事項

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)
(1) 重要な資産の評価基準及び評価方法 (イ)有価証券 その他有価証券 時価のあるもの　連結会計年度末日の市場価格等に基づく時価法 (評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの　移動平均法による原価法 (ロ)たな卸資産　主として総平均法による原価法であります。	(1) 重要な資産の評価基準及び評価方法 (イ)有価証券 その他有価証券 時価のあるもの　同左 時価のないもの　同左 (ロ)たな卸資産　同左
(2) 重要な減価償却資産の減価償却の方法 (イ)有形固定資産　当社及び国内連結子会社は、1998年4月1日以降に取得した建物(建物附属設備を除く)については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約56.3%であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具5～10年であります。 (ロ)無形固定資産　定額法によっております。 なお、ソフトウェアの社内における利用可能期間は5年であります。	(2) 重要な減価償却資産の減価償却の方法 (イ)有形固定資産　当社及び国内連結子会社は、1998年4月1日以降に取得した建物(建物附属設備を除く)については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約66.4%であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具5～10年であります。 (ロ)無形固定資産　同左
(3) 繰延資産の処理方法 ――	(3) 繰延資産の処理方法 在外連結子会社については、所在国の会計基準に準拠して定められた期間により均等償却しております。

前連結会計年度		当連結会計年度	
(4) 重要な引当金の計上基準		(4) 重要な引当金の計上基準	
(イ)貸倒引当金	債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。	(イ)貸倒引当金	同左
(ロ)賞与引当金	従業員に対する賞与の支給にあてるため、支給見込額を計上しております。	(ロ)賞与引当金	同左
(ハ)特別修繕引当金	連続熔解炉の一定期間毎に行う大修繕の支出に備えるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。	(ハ)特別修繕引当金	同左
(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準	外貨建金銭債権債務は、連結会計年度末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外子会社等の資産及び負債は、連結会計年度末日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。	(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準	同左
(6) 重要なリース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	(6) 重要なリース取引の処理方法	同左

(7) 重要なヘッジ会計の方法 (イ)ヘッジ会計の方法　繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を充たしている場合には振当処理を採用しております。 (ロ)ヘッジ手段とヘッジ対象、ヘッジ方針 主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行わない方針であります。 当連結会計年度にヘッジ会計を適用したヘッジ対象とヘッジ手段は以下の通りであります。 ・ヘッジ手段…為替予約 ・ヘッジ対象…製品輸出による外貨建売上債権、原材料等輸入による外貨建買入債務及び外貨建予定取引 (ハ)ヘッジ有効性評価の方法 ヘッジ対象の相場変動又はキャッシュ・フロー変動の累計とヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、その変動額の比率によって有効性を評価しております。	(7) 重要なヘッジ会計の方法 (イ)ヘッジ会計の方法　同左 (ロ)ヘッジ手段とヘッジ対象、ヘッジ方針 主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行わない方針であります。 当連結会計年度にヘッジ会計を適用したヘッジ対象とヘッジ手段は以下の通りであります。 ・ヘッジ手段…為替予約 ・ヘッジ対象…製品輸出による外貨建売上債権、原材料等輸入による外貨建買入債務、外貨建予定取引及び外貨建借入金 (ハ)ヘッジ有効性評価の方法 同左
(8) その他連結財務諸表作成のための重要な事項 (イ)消費税及び地方消費税の会計処理 税抜方式を採用しております。	(8) その他連結財務諸表作成のための重要な事項 (イ)消費税及び地方消費税の会計処理 同左

5. 連結子会社の資産及び負債の評価に関する事項

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)
連結子会社の資産及び負債の評価方法は、全面時価評価法によっております。	同左

6. 連結調整勘定の償却に関する事項

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)
該当事項はありません。	同左

7. 利益処分項目等の取扱いに関する事項

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)
連結剰余金計算書における利益処分については、連結会計年度中において確定した利益処分に基づいて処理しております。	同左

8. 連結キャッシュ・フロー計算書における資金の範囲

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)
連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、要求払預金及び取得日から３ヶ月以内に満期日又は償還日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなります。	同左

●表示方法の変更

連結貸借対照表

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)
投資事業有限責任組合及びこれに類する組合への出資持分は、前連結会計年度まで投資その他の資産の「その他」に含めて表示しておりましたが、「証券取引法等の一部を改正する法律」(平成16年6月9日法律第97号)により当該出資持分が証券取引法上の有価証券と定義されたことに伴い、当連結会計年度から投資その他の資産の「投資有価証券」に含めて表示しております。 なお、前連結会計年度の投資その他の資産の「その他」に含まれている投資事業有限責任組合等への出資金は344百万円であります。 「長期貸付金」は、前連結会計年度まで区分掲記しておりましたが、金額的重要性が乏しいため、当連結会計年度から投資その他の資産の「その他」に含めて表示しております。 なお、当連結会計年度の投資その他の資産の「その他」に含まれている「長期貸付金」は323百万円であります。	「未払費用」は、前連結会計年度まで流動負債の「その他」に含めて表示しておりましたが、当連結会計年度において、資産の総額の100分の5を超えたため、区分掲記しております。 なお、前連結会計年度の「未払費用」は、14,162百万円であります。

連結損益計算書

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)
営業外収益の「受取配当金」は、前連結会計年度まで区分掲記しておりましたが、金額的重要性が乏しいため、当連結会計年度から営業外収益の「その他」に含めて表示しております。 なお、当連結会計年度の営業外収益の「その他」に含まれている「受取配当金」は8百万円であります。 営業外費用の「操業休止関連費用」は、前連結会計年度まで営業外費用の「その他」に含めて表示しておりましたが、金額的重要性が増したため、当連結会計年度から区分掲記しております。 なお、前連結会計年度の「操業休止関連費用」は79百万円であります。 特別利益の「特別修繕引当金戻入益」は、前連結会計年度まで区分掲記しておりましたが、金額的重要性が乏しいため、当連結会計年度から特別利益の「その他」に含めて表示しております。 なお、当連結会計年度の特別利益の「その他」に含まれている「特別修繕引当金戻入益」は34百万円であります。	――

連結キャッシュ・フロー計算書

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)
営業活動によるキャッシュ・フローの「法人税等の還付額」は、当連結会計年度において金額的重要性が乏しくなったため「法人税等の支払額」に含めて相殺しております。 なお、当連結会計年度の「法人税等の支払額」に含まれて相殺されている「法人税等の還付額」は330百万円であります。 投資活動によるキャッシュ・フローの「貸付けによる支出」及び「貸付金の回収による収入」は、当連結会計年度において金額的重要性が乏しくなったため、それぞれ「その他投資に関する支出」及び「その他投資に関する収入」に含めて表示しております。 なお、当連結会計年度の「その他投資に関する支出」に含まれている「貸付けによる支出」は96百万円、「その他投資に関する収入」に含まれている「貸付金の回収による収入」は211百万円であります。	営業活動によるキャッシュ・フローの「環境整備費」及び「退職加算金」は、前連結会計年度は、「その他」に含めて表示をしておりましたが、金額的重要性が増したため区分掲記しております。 なお、前連結会計年度の営業活動によるキャッシュ・フローの「その他」に含まれている「環境整備費」は、1,980百万円であり、「退職加算金」は842百万円であります。

●**注記事項**

連結貸借対照表関係

前連結会計年度 (2005年3月31日)	当連結会計年度 (2006年3月31日)
*1. 関連会社に係る注記 (単位:百万円) 投資有価証券（株式） 9,486 2. 債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 (単位:百万円) 営業上の取引先36件 1,364 当社グループの従業員10名 5 計 1,369 *3. 発行済株式の種類及び総数 普通株式 112,349,005株 *4. 自己株式の種類及び数 普通株式 967,762株	*1. 関連会社に係る注記 (単位:百万円) 投資有価証券（株式） 11,062 2. 債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 (単位:百万円) 営業上の取引先49件 2,206 当社グループの従業員6名 3 計 2,210 *3. 発行済株式の種類及び総数 普通株式 435,017,020株 *4. 自己株式の種類及び数 普通株式 4,401,607株

連結損益計算書関係

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)

前連結会計年度(自2004年4月1日　至2005年3月31日)

*1. 販売費及び一般管理費

販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。

(単位:百万円)

広告宣伝費	7,114
支払手数料	6,876
貸倒引当金繰入額	135
給料手当及び賞与	16,298
賞与引当金繰入額	1,769
研究開発費	8,356

*2. 一般管理費及び当期製造費用に含まれる研究開発費は次のとおりであります。

(単位:百万円)

一般管理費	8,356
当期製造費用	2,601
計	10,957

*3. 固定資産売却益

建物94百万円、機械装置62百万円及びその他有形固定資産38百万円の売却益であります。

*4. 環境整備費

工場跡地の一部に土壌汚染が判明したことに伴い、無害化処理に要した費用等であります。

*5. 工場閉鎖損失

ビジョンケア部門の九州ラボを来期に閉鎖することに伴う見積損失額であります。

*6. 固定資産処分損

機械装置439百万円、建物264百万円及びその他有形固定資産244百万円の処分損であります。

*7. 減損損失

当社グループは、ビジネス・ユニットを基準として、資産のグループ化を行っており、当連結会計年度において以下の資産グループについて減損処理をしました。

(1)クリスタル部門における武蔵工場

場　所	用　途	種　類
埼玉県入間市	クリスタル 製造設備等	機械装置 工具器具備品等

当連結会計年度(自2005年4月1日　至2006年3月31日)

*1. 販売費及び一般管理費

販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。

(単位:百万円)

広告宣伝費	8,057
支払手数料	7,498
貸倒引当金繰入額	161
給料手当及び賞与	18,082
賞与引当金繰入額	3,370
研究開発費	11,089

*2. 一般管理費及び当期製造費用に含まれる研究開発費は次のとおりであります。

(単位:百万円)

一般管理費	11,089
当期製造費用	3,045
計	14,134

*3. 固定資産売却益

機械装置及び運搬具86百万円及びその他有形固定資産22百万円の売却益であります。

*4. 環境整備費

同左

*5. 工場閉鎖損失

クリスタル部門の武蔵工場を閉鎖することに伴う損失額であります。

*6. 固定資産処分損

機械装置及び運搬具272百万円、建物及び構築物229百万円及びその他有形固定資産122百万円の処分損であります。

*7. 減損損失

当社グループは、ビジネス・ユニットを基準として、資産のグループ化を行っており、当連結会計年度において以下の資産グループについて減損処理をしました。

(1)クリスタル部門における東京スタジオ及び旧武蔵工場等

場　所	用　途	種　類
東京都昭島市、 埼玉県入間市等	クリスタル 製造設備等	機械装置等

前連結会計年度	当連結会計年度
クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門の武蔵工場に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失(92百万円)として特別損失に計上しました。その内訳は、機械装置29百万円、工具器具備品35百万円及びその他27百万円であります。 なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。	クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失(864百万円)として特別損失に計上しました。その内訳は、機械装置及び運搬具586百万円、建物及び構築物159百万円及びその他117百万円であります。 なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

(2)ホトニクス部門における前橋工場

場所	用途	種類
群馬県前橋市	ホトニクス 製造設備等	土地・建物 機械装置等

HOYA CANDEO OPTRONICS(株)の前橋工場は、他事業所への統合により当連結会計年度に閉鎖されたため、同工場に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失(766百万円)として特別損失に計上しました。その内訳は、土地449百万円、建物271百万円及びその他46百万円であります。

なお、当資産グループの回収可能価額は、土地については路線価を基に、建物他については正味売却価額を基に、それぞれ測定しております。

(2)本社部門における賃貸資産

場所	用途	種類
東京都町田市	賃貸	土地

東京都町田市の賃貸資産は、市場地価の下落などにより、同資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失(368百万円)として特別損失に計上しました。

なお、当資産グループの回収可能価額は、公示価格により測定しております。

連結キャッシュ・フロー計算書関係

前連結会計年度(自2004年4月1日 至2005年3月31日)

*1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

(単位:百万円)

現金及び預金勘定	112,874
有価証券勘定	−
計	112,874
預入期間が3ヶ月を超える定期預金	−
価値の変動についてリスクを負う有価証券	−
現金及び現金同等物	112,874

2. 重要な非資金取引

(単位:百万円)

自己株式の消却	30,702

当連結会計年度(自2005年4月1日 至2006年3月31日)

*1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

(単位:百万円)

現金及び預金勘定	83,574
現金及び現金同等物	83,574

2. 重要な非資金取引

(単位:百万円)

自己株式の消却	53,180

リース取引関係

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)

前連結会計年度(自2004年4月1日　至2005年3月31日)

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

(単位:百万円)

	機械装置及び運搬具	工具器具備品	合計
取得価額相当額	3,796	2,408	6,205
減価償却累計額相当額	2,191	1,666	3,857
減損損失累計額相当額	−	203	203
期末残高相当額	1,605	538	2,143

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額等

(単位:百万円)

1年以内	785
1年超	1,358
合計	2,143
リース資産減損勘定の残高	170

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

(単位:百万円)

支払リース料	959
リース資産減損勘定の取崩額	105
減価償却費相当額	959
減損損失	−

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

当連結会計年度(自2005年4月1日　至2006年3月31日)

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

(単位:百万円)

	機械装置及び運搬具	工具器具備品	合計
取得価額相当額	3,484	2,084	5,568
減価償却累計額相当額	2,397	1,138	3,535
減損損失累計額相当額	−	−	−
期末残高相当額	1,086	946	2,032

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額等

(単位:百万円)

1年以内	832
1年超	1,200
合計	2,032
リース資産減損勘定の残高	−

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

(単位:百万円)

支払リース料	896
リース資産減損勘定の取崩額	170
減価償却費相当額	725
減損損失	−

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

有価証券関係

前連結会計年度（2005年3月31日）

1. その他有価証券で時価のあるもの

（単位：百万円）

種類	取得原価	連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの			
(1)株式	159	308	148
(2)債券			
①国債・地方債等	—	—	—
②社債	—	—	—
③その他	—	—	—
(3)その他	—	—	—
小計	159	308	148
連結貸借対照表計上額が取得原価を超えないもの			
(1)株式	—	—	—
(2)債券			
①国債・地方債等	—	—	—
②社債	—	—	—
③その他	—	—	—
(3)その他	—	—	—
小計	—	—	—
合計	159	308	148

（注）取得原価は減損処理後の帳簿価額であります。

2. 当連結会計年度中に売却したその他有価証券

該当事項はありません。

3. 時価評価されていない主な有価証券の内容

（単位：百万円）

	連結貸借対照表計上額
その他有価証券	
非上場株式（店頭売買を除く）	274
投資事業有限責任組合等への出資金	314
合計	588

当連結会計年度（2006年3月31日）

1. その他有価証券で時価のあるもの

（単位：百万円）

種類	取得原価	連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの			
(1)株式	1,692	1,874	181
(2)債券			
①国債・地方債等	—	—	—
②社債	—	—	—
③その他	—	—	—
(3)その他	—	—	—
小計	1,692	1,874	181
連結貸借対照表計上額が取得原価を超えないもの			
(1)株式	—	—	—
(2)債券			
①国債・地方債等	—	—	—
②社債	—	—	—
③その他	—	—	—
(3)その他	—	—	—
小計	—	—	—
合計	1,692	1,874	181

（注）取得原価は減損処理後の帳簿価額であります。

2. 当連結会計年度中に売却したその他有価証券

同左

3. 時価評価されていない主な有価証券の内容

（単位：百万円）

	連結貸借対照表計上額
その他有価証券	
非上場株式	802
投資事業有限責任組合等への出資金	279
合計	1,081

デリバティブ取引関係

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)
1. 取引の状況に関する事項 (1) 取引の内容及び利用目的等 ――	1. 取引の状況に関する事項 (1) 取引の内容及び利用目的等 当社グループは、為替相場の変動によるリスクを軽減するため、為替予約取引を行っております。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 (イ)ヘッジ会計の方法　繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を充たしている場合には振当処理を採用しております。 (ロ)ヘッジ手段とヘッジ対象 ・ヘッジ手段…為替予約 ・ヘッジ対象…製品輸出による外貨建売上債権、原材料等輸入による外貨建買入債務、外貨建予定取引及び外貨建借入金 (ハ)ヘッジ有効性評価の方法 ヘッジ対象の相場変動又はキャッシュ・フロー変動の累計とヘッジ手段の相場変動の累計を比較し、その変動額の比率によって有効性を評価しております。
(2) 取引に対する取組方針 ――	(2) 取引に対する取組方針 当社グループは、外貨建債権債務に係る将来の為替レートの変動リスクを回避する目的でデリバティブ取引を行っており、投機を目的としたデリバティブ取引は行わない方針であります。
(3) 取引に係るリスクの内容 ――	(3) 取引に係るリスクの内容 為替予約取引は、為替相場の変動によるリスクを有しております。 なお、デリバティブ取引の契約先は、信用度の高い銀行であり、相手先の契約不履行等の信用リスクはほとんどないと判断しております。
(4) 取引に係るリスクの管理体制 ――	(4) 取引に係るリスクの管理体制 デリバティブ取引は、社内ルールに従い、グローバルベースでの財務マネジメント機能がある欧州地域本社にて管理がなされており、当社財務部にも定期的に報告され、状況が把握されております。
2. 取引の時価等に関する事項 ――	2. 取引の時価等に関する事項 ヘッジ会計を適用しているもの以外のデリバティブ取引はありません。

退職給付関係

前連結会計年度 (自2004年4月1日　至2005年3月31日)	当連結会計年度 (自2005年4月1日　至2006年3月31日)
該当事項はありません。	同左

税効果会計関係

前連結会計年度 (2005年3月31日)	当連結会計年度 (2006年3月31日)

前連結会計年度(2005年3月31日)

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(1)流動の部

(単位:百万円)

繰延税金資産	
たな卸資産未実現利益	1,710
賞与引当金否認額	1,529
未払事業税否認額	691
たな卸資産評価損否認額	455
未払費用否認額	497
その他	1,615
繰延税金資産合計	6,500

(2)固定の部

(単位:百万円)

繰延税金資産	
減価償却損金算入限度超過額	1,876
減損損失否認額	861
工場閉鎖損失否認額	510
その他	740
繰延税金資産合計	3,989
繰延税金負債	
固定資産圧縮積立金	△434
特別償却準備金	△266
その他有価証券評価差額金	△25
その他	△165
繰延税金負債合計	△891
繰延税金資産の純額	3,097

当連結会計年度(2006年3月31日)

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(1)流動の部

(単位:百万円)

繰延税金資産	
たな卸資産未実現利益	1,692
賞与引当金否認額	1,601
環境整備費否認額	1,474
未払事業税否認額	727
たな卸資産評価損否認額	253
その他	1,657
繰延税金資産合計	7,407

(2)固定の部

(単位:百万円)

繰延税金資産	
減価償却損金算入限度超過額	1,962
減損損失否認額	1,376
貸倒引当金損金算入限度超過額	105
その他	258
繰延税金資産合計	3,702
繰延税金負債	
固定資産圧縮積立金	△406
特別償却準備金	△298
その他有価証券評価差額金	△74
その他	△165
繰延税金負債合計	△945
繰延税金資産の純額	2,757

2. 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

連結財務諸表提出会社の法定実効税率	40.4%
(調整)	
海外連結子会社の税率差異	△13.8
交際費等永久に損金に算入されない項目	0.4
住民税均等割等	0.1
受取配当金等永久に益金に算入されない項目	△2.6
受取配当金等連結消去に伴う影響額	0.8
持分法による投資利益	△1.8
試験研究費等の特別税額控除	△0.8
その他	0.3
税効果会計適用後の法人税等の負担率	23.0

2. 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

連結財務諸表提出会社の法定実効税率	40.4%
(調整)	
海外連結子会社の税率差異	△18.2
交際費等永久に損金に算入されない項目	0.4
住民税均等割等	0.1
受取配当金等永久に益金に算入されない項目	△1.8
受取配当金等連結消去に伴う影響額	1.8
持分法による投資利益	△0.5
試験研究費等の特別税額控除	△0.5
その他	0.6
税効果会計適用後の法人税等の負担率	22.3

●セグメント情報

事業の種類別セグメント情報

(単位:百万円)

前連結会計年度
(自2004年4月1日　至2005年3月31日)

	情報・通信		アイケア		生活文化				
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス	計	消去又は全社	連結
I. 売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	165,664	10,749	94,971	31,409	3,672	1,706	308,172	−	308,172
(2)セグメント間の内部売上高又は振替高	526	233	17	0	50	5,054	5,881	(5,881)	−
計	166,190	10,982	94,988	31,409	3,722	6,760	314,054	(5,881)	308,172
営業費用	102,899	10,090	77,909	24,267	4,143	6,087	225,398	(2,146)	223,252
営業利益又は営業損失(△)	63,290	892	17,078	7,141	△420	673	88,655	(3,735)	84,920
II. 資産、減価償却費、減損損失及び資本的支出									
資産	162,638	7,648	90,765	18,329	1,899	3,215	284,497	66,985	351,482
減価償却費	14,729	126	5,899	668	−	81	21,506	154	21,660
減損損失	−	766	−	−	92	−	859	−	859
資本的支出	31,962	191	6,786	737	92	218	39,988	186	40,175

(単位:百万円)

	当連結会計年度 (自2005年4月1日 至2006年3月31日)								
	情報・通信		アイケア		生活文化				
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス	計	消去又は全社	連結
I. 売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	190,551	10,092	104,456	35,483	1,864	1,777	344,228	—	344,228
(2)セグメント間の内部売上高又は振替高	744	246	0	0	33	4,333	5,357	(5,357)	—
計	191,296	10,339	104,457	35,483	1,898	6,111	349,585	(5,357)	344,228
営業費用	116,434	9,405	84,088	28,624	2,052	5,464	246,068	(2,936)	243,132
営業利益又は営業損失(△)	74,862	933	20,369	6,859	△154	646	103,516	(2,421)	101,095
II. 資産、減価償却費、減損損失及び資本的支出									
資産	204,191	7,605	98,243	19,927	840	3,984	334,792	26,745	361,537
減価償却費	18,715	108	6,444	855	—	53	26,177	74	26,251
減損損失	—	—	—	—	864	—	864	368	1,232
資本的支出	37,243	208	7,958	2,391	761	159	48,722	63	48,785

(注)1. 事業区分の方法及び各区分に属する主要な製品及び役務の名称

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶パネル用部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス
アイケア	ビジョンケア	メガネ用レンズ・フレーム
	ヘルスケア	コンタクトレンズ及び付属品、眼内レンズ
生活文化	クリスタル	クリスタルガラス製品
	サービス	情報システムの構築、業務請負

なお、当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

2. 営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前連結会計年度2,873百万円、当連結会計年度2,629百万円であり、その主なものは、グローバル本社並びに海外の地域本社に係る費用であります。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は、前連結会計年度75,075百万円、当連結会計年度35,135百万円であり、その主なものは、余資運用資金(現金及び預金)、長期投資資金(投資有価証券)及びグローバル本社並びに海外の地域本社に係る資産等であります。

所在地別セグメント情報

(単位:百万円)

	前連結会計年度 (自2004年4月1日 至2005年3月31日)						
	日本	北米	欧州	アジア	計	消去又は全社	連結
I. 売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	230,945	30,775	33,803	12,647	308,172	―	308,172
(2)セグメント間の内部売上高又は振替高	19,048	199	255	89,748	109,252	(109,252)	―
計	249,994	30,975	34,058	102,396	417,424	(109,252)	308,172
営業費用	204,412	30,912	28,195	71,003	334,524	(111,272)	223,252
営業利益	45,581	62	5,863	31,393	82,900	2,020	84,920
II. 資産	165,938	17,128	32,927	104,191	320,185	31,297	351,482

(単位:百万円)

	当連結会計年度 (自2005年4月1日 至2006年3月31日)						
	日本	北米	欧州	アジア	計	消去又は全社	連結
I. 売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	244,998	35,471	39,231	24,526	344,228	―	344,228
(2)セグメント間の内部売上高又は振替高	23,900	221	683	120,813	145,618	(145,618)	―
計	268,898	35,692	39,914	145,340	489,846	(145,618)	344,228
営業費用	230,413	34,606	33,366	97,225	395,612	(152,479)	243,132
営業利益	38,484	1,086	6,548	48,114	94,234	6,861	101,095
II. 資産	163,840	22,377	63,345	149,298	398,861	37,323	361,537

(注)1. 国又は地域の区分の方法及び各区分に属する主な国又は地域

(1)国又は地域の区分の方法 ....地理的近接度によっております。

(2)各区分に属する主な国又は地域 ....北米:米国、カナダ等

欧州:オランダ、ドイツ、イギリス等

アジア:シンガポール、タイ、中国、韓国、台湾等

2. 営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は前連結会計年度2,561百万円、当連結会計年度2,317百万円であり、その主なものは、グローバル本社に係る費用であります。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は前連結会計年度72,840百万円、当連結会計年度33,958百万円であり、その主なものは、余資運用資金(現金及び預金)、長期投資資金(投資有価証券)及びグローバル本社に係る資産等であります。

海外売上高

（単位：百万円）

	前連結会計年度（自2004年4月1日　至2005年3月31日）				
	北米	欧州	アジア	その他の地域	計
I. 海外売上高	43,519	36,430	61,797	10	141,758
II. 連結売上高					308,172
III. 連結売上高に占める海外売上高の割合	14.1%	11.8%	20.1%	0.0%	46.0%

（単位：百万円）

	当連結会計年度（自2005年4月1日　至2006年3月31日）				
	北米	欧州	アジア	その他の地域	計
I. 海外売上高	42,673	41,200	85,988	859	170,722
II. 連結売上高					344,228
III. 連結売上高に占める海外売上高の割合	12.4%	12.0%	25.0%	0.2%	49.6%

（注）1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

2. 国又は地域の区分の方法及び各区分に属する主な国又は地域

（1）国又は地域の区分の方法 ……………………地理的近接度によっております。

（2）各区分に属する主な国又は地域 …………北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、韓国、台湾等

その他の地域：サウジアラビア、ブラジル等

関連当事者との取引

該当事項はありません。

1株当たり情報

前連結会計年度（自2004年4月1日　至2005年3月31日）

1株当たり純資産額	2,494.37円
1株当たり当期純利益	578.84円
潜在株式調整後1株当たり当期純利益	577.52円

（注）1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、以下のとおりであります。

1株当たり当期純利益	
当期純利益（百万円）	64,135
普通株主に帰属しない金額（百万円）	63
（うち利益処分による取締役賞与）	(63)
普通株式に係る当期純利益（百万円）	64,072
期中平均株式数（千株）	110,690
潜在株式調整後1株当たり当期純利益	
当期純利益調整額（百万円）	－
普通株式増加数（千株）	253
（うち新株予約権）	(253)
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	－

当連結会計年度（自2005年4月1日　至2006年3月31日）

1株当たり純資産額	648.87円
1株当たり当期純利益	171.71円
潜在株式調整後1株当たり当期純利益	171.08円

当社は、2005年7月20日開催の取締役会の決議に基づき、2005年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行いました。

前期首に当該株式分割が行われたと仮定した場合における前連結会計年度の（1株当たり情報）の各数値は以下のとおりであります。

1株当たり純資産額	623.59円
1株当たり当期純利益	144.71円
潜在株式調整後1株当たり当期純利益	144.38円

（注）1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、以下のとおりであります。

1株当たり当期純利益	
当期純利益（百万円）	75,620
普通株主に帰属しない金額（百万円）	65
（うち利益処分による取締役賞与）	(65)
普通株式に係る当期純利益（百万円）	75,554
期中平均株式数（千株）	440,007
潜在株式調整後1株当たり当期純利益	
当期純利益調整額（百万円）	－
普通株式増加数（千株）	1,624
（うち新株予約権）	(1,624)
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	－

重要な後発事象

該当事項はありません。

連結附属明細表

社債明細表

該当事項はありません。

借入金等明細表

区分	前期末残高（百万円）	当期末残高（百万円）	平均利率（%）	返済期限
短期借入金	194	−	−	−
1年以内に返済予定の長期借入金	−	−	−	−
長期借入金（1年以内に返済予定のものを除く。）	−	−	−	−
その他の有利子負債	−	−	−	−
合計	194	−	−	−

その他

該当事項はありません。

HOYAレポート2006について

本資料中の連結財務諸表および連結財務諸表についての注記は、証券取引法第24条第1項に基づき
財務省に提出いたしました第68期有価証券報告書（2005年4月から2006年3月まで）からの抜粋であります。

本資料が、皆様にとりまして当社をご理解いただく一助となれば幸いに存じます。

HOYA株式会社・会社データ

（2006年3月31日現在）

●創立
1941（昭和16）年11月1日

●資本金
6,264,201,967円

●従業員の状況
HOYA（株）社員数
3,220名（前期末比47名増）
平均年齢　41.0歳
平均勤続年数　12.8年
HOYAグループ社員数（連結）
25,176名（前期末比3,942名増）

●事業年度
4月1日から翌年3月31日まで

●定時株主総会　毎年6月

●基準日
定時株主総会　3月31日
剰余金の配当　3月31日、9月30日

●役員（2006年6月16日現在）

取締役

取締役	椎名　武雄	（日本アイ・ビー・エム株式会社　最高顧問）
取締役	茂木友三郎	（キッコーマン株式会社　代表取締役会長CEO）
取締役	塙　義一	（日産自動車株式会社　相談役名誉会長）
取締役	河野　栄子	（株式会社リクルート　特別顧問）
取締役	児玉　幸治	（財団法人日本情報処理開発協会　会長）
取締役	鈴木　洋	
取締役	江間　賢二	
取締役	丹治　宏彰	

執行役

代表執行役	最高経営責任者	鈴木　洋
執行役	最高財務責任者	江間　賢二
執行役	最高技術責任者兼事業開発部門長	丹治　宏彰

●HOYAグループ組織



グローバル本社
（経営戦略の立案）
情報・通信分野
HOYA（株）ブランクス事業部、マスク事業部、MD事業部、オプティクス事業部
アイケア分野
HOYA（株）ビジョンケアカンパニー、メディカル事業部、HOYAヘルスケア（株）
その他
HOYA（株）クリスタルカンパニー、HOYAサービス（株）
［エリア］
日本
ASIA
（地域本社）
US
（地域本社）
EU／FHQ
（地域本社／グループ財務拠点）
法務支援・内部監査等
グローバルベースでの事業戦略の遂行

株式情報
(2006年3月31日現在)

●上場証券取引所
東京:第一部

●発行可能株式総数
1,250,519,400株※

●発行済株式の総数
435,017,020株※

●単元株式数
100株

●株主数
51,789名

※2005年11月15日付で、普通株式1株につき4株の割合で株式分割を行いました。2006年2月1日付で、自己株式14,379,000株を消却しました。

●株式の所有者別状況



<所有株式数>
個人・その他 16.1%
金融機関・証券会社 27.9%
外国人 54.3%
その他国内法人 1.7%
<株主数>
金融機関・証券会社 0.5%
その他国内法人 0.7%
個人・その他 97.4%
外国人 1.4%

●自己株式の取得、処分等および保有の状況
(1)取得した株式
普通株式 15,695,711株
取得価額の総額 64,031百万円
(2)処分した株式
普通株式 786,152株
処分価額の総額 1,577百万円
(3)失効手続をした株式
普通株式 14,379,000株
(4)決算期末において保有する株式
普通株式 4,401,607株
注 2005年3月31日現在において、
当社は普通株式3,871,048株を保有しておりました。

●大株主一覧

順位	株主名	株式数(百株)	議決権比率(%)
1	日本トラスティ・サービス信託銀行株式会社(信託口)	281,424	6.53
2	ステートストリートバンクアンドトラストカンパニー	249,435	5.79
3	日本マスタートラスト信託銀行株式会社(信託口)	228,443	5.30
4	ザチェースマンハッタンバンクエヌエイロンドン	218,406	5.07
5	ステートストリートバンクアンドトラストカンパニー505103	152,915	3.55
6	第一生命保険相互会社	115,306	2.67
7	日本生命保険相互会社	100,001	2.32
8	ザチェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント	93,460	2.17
9	山中衛	90,197	2.09
10	ザチェースマンハッタンバンク385036	87,464	2.03
	上位10名合計	1,617,054	37.56

●新株予約権の発行
第67期定時株主総会の承認および取締役会決議に基づき、次のとおりストックオプションとして新株予約権を発行しました。

第五回(2005年12月22日取締役会決議)
(1)発行した新株予約権の数 2,225個
(2)新株予約権の目的たる株式の種類および数
普通株式 890,000株
(新株予約権1個につき400株)
(3)新株予約権の発行価額 無償とする
(4)新株予約権の権利行使時の1株当たり払込金額 4,150円
(5)新株予約権の権利行使期間
2006年10月1日から2015年9月30日まで。
ただし、各期間の行使限度を別途定める。

●株価の推移(分割調整後)

	2005年		2006年	
	高値	安値	高値	安値
1～3月	3,037円	2,645円	5,040円	4,100円
4～6月	3,242円	2,707円		
7～9月	3,900円	3,140円		
10～12月	4,510円	3,730円		

※2005年11月15日付の普通株式1株につき4株の割合で実施した株式分割を反映しています。

●株主名簿管理人事務取扱場所
三菱UFJ信託銀行株式会社証券代行部
〒137-8081 東京都江東区東砂7-10-11
電話 03-5683-5111(代表)
0120-232-711(通話料無料)

沿革

(2006年3月31日現在)

1941年
11月 東京都保谷町（現在の西東京市）で東洋光学硝子製造所を創業。光学ガラス製造に着手。

1944年
8月 資本金120万円の株式会社に改組。商号を（株）東洋光学硝子製造所に変更。

1945年
10月 クリスタルガラス食器製造開始。

1947年
8月 商号を（株）保谷クリスタル硝子製造所に変更。

1952年
2月 光学ガラスBK7製造再開。

1960年
11月 昭和工場（東京都昭島市、現在の昭島工場）を新設。保谷光学工業（株）、山中光学工業（株）および保谷光学硝子販売（株）を吸収合併し、商号を（株）保谷硝子に変更。

1961年
10月 東京証券取引所市場第二部へ上場。

1962年
5月 メガネ用レンズ製造開始。
10月 名古屋証券取引所市場第二部へ上場。

1963年
5月 武蔵工場（埼玉県入間市）を新設。

1967年
4月 累進焦点メガネレンズを発売。

1972年
12月 ソフトコンタクトレンズ製造開始。

1973年
2月 東京証券取引所および名古屋証券取引所の市場第一部へ指定替え。

1974年
1月 長坂工場（山梨県北杜市）を新設し、ICマスクサブストレート製造開始。HOYAオンラインシステム（メガネレンズの受発注）を発表。

1982年
10月 子会社の（株）保谷電子を吸収合併。

1983年
1月 八王子工場（東京都八王子市）を新設し、ICフォトマスク製造開始。

1984年
8月 新本社ビルを現在地に竣工。
10月 子会社の（株）保谷レンズおよび（株）保谷クリスタルを吸収合併し、商号をHOYA（株）に変更。

1985年
4月 児玉開発研究所（埼玉県本庄市）を新設。

1986年
10月 R&Dセンター（東京都昭島市）竣工。

1987年
6月 眼内レンズ（白内障術後用）製造開始。
11月 光学ガラスによる非球面モールドレンズ製造開始。

1989年
4月 オランダにHOYA EUROPE B.V.（現HOYA HOLDINGS N.V.）、米国にHOYA CORPORATION USAを設立。

1991年
3月 HDD用ガラスディスクを発売。

1993年
10月 HOYA グループ環境理念・環境基本原則を制定。

1994年
4月 グループの機構改革を行い、3ディビジョン制（エレクトロオプティクス、ビジョンケア、クリスタル）へ移行。

1995年
6月 社外取締役制度を導入。

1996年
8月 米国IBM社とHDD用次世代ガラスディスク開発の技術協力開始。
11月 熊本工場（熊本県菊池郡大津町）を新設。

1997年
4月 カンパニー制を導入し2つのカンパニー（エレクトロオプティクス、ビジョンケア）と3つの事業子会社（HOYA PHOTONICS, INC.、HOYAヘルスケア（株）、HOYAクリスタル（株））へ機構改革。SAP社のERP（統合業務パッケージソフト）R/3を導入。
5月 シンガポールに地域本社としてHOYA HOLDINGS ASIA PACIFIC PTE. LTD.を設け、先にオランダおよび米国にそれぞれ設置したHOYA HOLDINGS N.V.とHOYA HOLDINGS INC.の2社と合わせて欧州、北米、アジア各地域の地域本社体制が整う。
12月 HOYA LENS DEUTSCHLAND GmbHがHOYAグループ最初のISO14001を取得。

1998年
4月 四半期毎の連結決算発表を開始。五日市工場が国内主要工場で最初のISO14001を取得。

1999年
2月 国内主要全工場でISO14001を取得。
9月 ベルギーのメガネレンズ製造販売会社BUCHMANN OPTICAL INDUSTRIES N.V.を買収。

2000年
4月 アメリカのメガネレンズ加工販売会社OPTICAL RESOURCES GROUP, INC.を買収。（2001年3月、HOYA（株）の在外支店に組織変更）
7月 沖電気工業（株）の半導体フォトマスク製造部門を譲り受ける。

2001年
5月 高屈折プラスチックレンズ素材「アイリー」を使用した「HOYALUX サミットプロ」および「NuLux EP」を発売。
10月 軟性眼内レンズ（ソフトIOL）製造開始。

2002年
5月 半導体新基板材料3C-SiC製造販売を開始。
8月 大日本印刷（株）と次世代半導体用マスクブランクスの技術アライアンス締結。

2003年
1月 名古屋証券取引所の市場第一部上場廃止。
3月 子会社のHOYAクリスタル（株）、HOYAクリスタルショップ（株）を吸収合併。
6月 委員会設置会社へ移行。
7月 グローバルベースでの財務マネジメント機能を欧州地域本社に移管。

2004年
2月 子会社のHOYA オプティクス（株）を吸収合併。
3月 日本板硝子（株）のHDD 用ガラスディスク事業を譲り受ける。
10月 米国預託証券（ADR）プログラムLevel-1を開設。

2005年
11月 普通株式1株につき4株の割合で株式分割を実施。

2006年
3月 子会社のHOYAアドバンストセミコンダクタテクノロジーズ（株）を吸収合併。

国内・海外事業所

(2006年3月31日現在)

HOYA株式会社

東京都新宿区中落合2-7-5 〒161-8525
TEL 03-3952-1151

事業開発部門
東京都昭島市武蔵野3-3-1 R&Dセンタービル
〒196-8510
TEL 042-546-2701

<情報・通信分野>

ブランクス事業部

本部・営業部
東京都新宿区中落合2-7-5 〒161-8525
TEL 03-3952-1050

長坂事業所
山梨県北杜市長坂町中丸3280
〒408-8550
TEL 0551-32-2911

●海外事業所

EUROPE BRANCH
Bilton House, 54/58 Uxbridge Road,
Ealing, London, W5 2ST, U.K.
TEL 020-8579-6939

マスク事業部

八王子工場
東京都八王子市川口町1375 〒193-8525
TEL 042-654-6211

熊本工場
熊本県菊池郡大津町大字高尾野字平成272-3
〒869-1232
TEL 096-294-0850

横浜マーケティングセンター
神奈川県横浜市港北区新横浜3-18-9
新横浜ICビル8F 〒222-0033
TEL 045-474-7400

関西マーケティングセンター
京都府京都市南区西九条蔵王町30-1
三井生命京都南ビル2F 〒601-8414
TEL 075-694-5088

MD事業部

本部・営業部
東京都新宿区中落合2-7-5 〒161-8525
TEL 03-3952-1061

オプティクス事業部

本部・昭島工場・営業部
東京都昭島市武蔵野3-3-1 〒196-8510
TEL 042-546-2511

長野テクノロジーセンター
長野県下伊那郡高森町下市田3111番地1
〒399-3103
TEL 0265-35-3331

<アイケア分野>

ビジョンケアカンパニー

グローバル本部
Amsterdamseweg 29, NL-1422
AC Uithoorn, The Netherlands P.O.BOX 250,
NL-1420 AG Uithoorn, The Netherlands
TEL 0297-514-350

レンズテクノロジーセンター
東京都あきる野市小和田1-1 〒190-0151
TEL 042-596-1111

●国内事業所

日本本部
東京都新宿区高田馬場1-29-9
HOYAマーケティングビル6F 〒169-8661
TEL 03-3232-1275

日本営業部北海道営業所
北海道札幌市白石区本通19丁目南2-7食糧ビル5F
〒003-0026
TEL 011-846-5585

日本営業部東北営業所
宮城県仙台市泉区泉中央4-1-5
SAKAE 泉中央ビル5F 〒981-3133
TEL 022-371-3057

日本営業部東京第1営業所、東京第2営業所
東京都新宿区高田馬場1-29-9
HOYAマーケティングビル4F 〒169-8661
TEL (第1) 03-3232-7582
(第2) 03-3232-7540

日本営業部名古屋営業所
愛知県名古屋市中区栄2-11-30
セントラルビル9F 〒460-0008
TEL 052-203-2901

日本営業部大阪営業所
大阪府大阪市福島区福島3-1-59
イカリビル5F 〒553-0003
TEL 06-6453-9451

日本営業部中四国営業所
広島県広島市南区金屋町2-15
マニュライフプレイス広島4F 〒732-0825
TEL 082-263-2424

日本営業部九州営業所
佐賀県鳥栖市酒井西町榎町666番
〒841-0042
TEL 0942-87-7871

特販第1営業、第2営業
東京都新宿区高田馬場1-29-9
HOYAマーケティングビル5F 〒169-8661
TEL (第1) 03-3232-1318
(第2) 03-3232-7588

特販第3営業
大阪府大阪市福島区福島3-1-59
イカリビル5F 〒553-0003
TEL 06-6453-9451

水口ラボラトリー
滋賀県甲賀市水口町さつきが丘37番地
〒528-8510
TEL 0748-63-5000

●海外事業所

北米支店

HOYA VISION CARE, NORTH AMERICA HEADQUARTERS
651E, Corporate Drive, Lewisville,
TX 75057-6403, U.S.A.
TEL 972-221-4141

CLEVELAND FACILITY
94 Pelret Industrial Parkway, Berea, OH 44017,
U.S.A.
TEL 440-239-0692

DALLAS FACILITY
651E, Corporate Drive, Lewisville,
TX 75057-6403, U.S.A.
TEL 972-221-4141

DAYTON FACILITY
777 Zapata Drive, Fairborn, OH 45324
U.S.A.
TEL 937-878-0055

EUGENE FACILITY
1370 S. Bertelsen Rd. Eugene, OR 97402,
U.S.A.
TEL 541-683-3898

HARTFORD FACILITY
580 Nutmeg Rd., N S. Windsor,
CT 06074-2458, U.S.A.
TEL 860-289-5367

LARGO FACILITY
12345-B Starkey Rd., Largo, FL 33773, U.S.A.
TEL 727-531-8964

LEWISTON FACILITY
1567 Lisbon Street, Lewiston, ME 04240 U.S.A.
TEL 207-783-8523

MODESTO FACILITY
1400 Carpenter Lane, Modesto, CA 95351 U.S.A.
TEL 209-579-7739

PORTLAND FACILITY
4550 SE Criterion Court # 200, Milwaukee, OR 97222 U.S.A.
TEL 503-233-6211

SAN DIEGO FACILITY
4255 Ruffin Road, San Diego, CA 92123 U.S.A.
TEL 858-309-6050

SEATTLE FACILITY
2330 S.78th Street, Tacoma, WA 98409-9051, U.S.A.
TEL 253-475-7809

ST. LOUIS FACILITY
301 Vision Dr., Columbia, IL 62236, U.S.A.
TEL 618-281-3344

メディカル事業部

本部
東京都新宿区中落合2-7-5 〒161-8525
TEL 03-3950-1081

<その他の事業>

クリスタルカンパニー

本部
東京都新宿区高田馬場1-29-9
HOYAマーケティングビル2F
〒169-8661
TEL 03-3205-1821

東京スタジオ
東京都昭島市武蔵野3-3-1 〒196-8510
TEL 042-500-0090

HOYAグループ

(2006年3月31日現在)

国内グループ会社

<情報・通信分野>

HOYA CANDEO OPTRONICS 株式会社
埼玉県戸田市氷川町3-5-24 〒335-0027
TEL 048-447-6052

HOYAフォトニクス株式会社
埼玉県戸田市氷川町3-5-24 〒335-0027
TEL 048-447-8226

NHテクノグラス株式会社※
神奈川県横浜市港北区新横浜2-12-20
京浜建物第一ビル6F 〒222-0033
TEL 045-475-2905

<アイケア分野>

HOYAヘルスケア株式会社
東京都新宿区高田馬場1-29-9
HOYAマーケティングビル7F 〒169-8661
TEL 03-3232-7062

<その他>

HOYAサービス株式会社
東京都新宿区高田馬場1-29-9
HOYAマーケティングビル10F 〒169-8661
TEL 03-3232-7671

ウェルフェア株式会社
東京都新宿区高田馬場1-29-9
HOYAマーケティングビル8F 〒169-8661
TEL 03-3232-1019

海外グループ会社

●アジア・オセアニア地域

地域本社
HOYA HOLDINGS ASIA PACIFIC PTE LTD.
138 Cecil Street, #08-03 Cecil Court, Singapore 069538 TEL 6323-1151

HOYA MICROELECTRONICS (SUZHOU) LTD.
International Science & Technology Park, rmD402, NO.328 Airport Road, Suzhou industrial Park, Suzhou, Jiangsu Province 215021, China
TEL 512-6288-3928

HOYA MICROELECTRONICS TAIWAN CO., LTD.
No.36, Kedung 3rd Rd., Science-Based Industrial Park, Chunan, Miaoli County 350,Taiwan
TEL 37-580-085

HOYA OPTO-ELECTRONICS QINGDAO LTD.
No.66 Songhuajiang Road,Qingdao Economic & Technological Development Zone,
Qingdao City, Shandong Province, China
TEL 532-8676-0997

HOYA ELECTRONICS KOREA CO., LTD.
Hyeongok Foreign-Exclusive Industrial Complex 11 Block Hyeongok-ri, Cheongbuk-myeon, Pyeongtaek-shi, Gyeonggi-do Republic of Korea
TEL 31-683-9400

HOYA MAGNETICS SINGAPORE PTE LTD.
3 Tuas, Link2, Singapore 638552
TEL 6863-2911

HOYA GLASS DISK (THAILAND) LTD.
Northern Region Industrial Estate 60/26
Moo 4 Tambol Banklang, Amphur Muang, Lamphun, 51000 Thailand TEL 53-581-314

HOYA GLASS DISK PHILIPPINES, INC
111 East Main Avenue Special Export Processing Zone (SEPZ) Laguna Technopark
Binan, Laguna Philippines TEL 049-541-2730

HOYA GLASS DISK VIETNAM LTD.
Plot J3&4,Thang Long Industrial Park Dong Anh District, Hanoi, Vietnam TEL 04-951-6399

HOYA OPTICS (THAILAND) LTD.
Northern Region Industrial Estate 60/31
Moo 4 Tambol Banklang, Amphur Muang, Lamphun, 51000 Thailand TEL 53-552-413

HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
229 Taishan Road, Suzhou New District, Jiangsu Province, 215129, China TEL 0512-6665-0752

HOYA OPTICAL (ASIA) CO., LTD.
Suite 3101-2, Tower 6, The Gateway,
9 Canton Road, Tsim Sha Tsui, Kowloon,
Hong Kong TEL 2723-6883

HOYA CANDEO OPTRONICS KOREA CORPORATION
602 Yoohwa Bldg. 955-16 Daechi-Dong, Kangnam-ku, Seoul, 135-280, Korea
TEL 02-565-4411

HOYA CANDEO OPTRONICS Branch
2F, No.38-15, Wunhua 2nd Rd,. Gueishan Township, Taoyuan County 333, Taiwan (R.O.C.)
TEL 03-327-8884

HOYA LENS TAIWAN LTD.
3rd Floor, No.146, Sung Chiang Road, Taipei, Taiwan TEL 02-2567-3481

HOYA LENS AUSTRALIA PTY. LTD.
44-54 Bourke Road, Alexandria, Sydney, N.S.W. Australia 2015 TEL 02-9698-1577

THAI HOYA LENS LTD.
Payatai Plaza 23rd Floor, 128/251-256 Phyathai Road,Thung-Phyathai, Rajthavee, Bangkok 10400,Thailand TEL 02219-3972

HOYA LENS THAILAND LTD.
392/1 Moo 2, Phaholyothin RD., Prachatipat, Thanyaburi, Patumthani 12130, Thailand
TEL 02-901-2021

HOYA LENS HONG KONG LTD.
16/F, Unison Industrial Centre, 27-31 Au Pui Wan Street, Fo Tan, N.T. Hong Kong TEL 2556-5266

HOYA LENS KOREA CO., LTD.
3rd Floor of Yunil Building, 1443-15 Seocho-Dong, Seocho-gu, Seoul, 137-865, Korea
TEL 02-585-1911

HOYA LENS GUANGZHOU LTD.
Zhicheng Dong Road, Guangzhou Economic & Technological Development District, Guangzhou, 510730, P.R.China
TEL 020-8222-3999

HOYA LENS SHANGHAI LTD.
SHANGHAI HEAD OFFICE
3F (W.), No.10 Lane 561, Nujiang Rd. (N.), Shanghai, 200333, P.R.China
TEL 021-5281-9663

MALAYSIAN HOYA LENS SDN. BHD.
No.6 Jalan 7/32A, Off 6 1/2 Miles, Jalan Kepong, 52000 Kuala Lumpur, Malaysia
TEL 03-6258-8977

HOYA LENS (S) PTE LTD.
315 Outram Road, #02-05 Tan Boon Liat Building, Singapore 169074 TEL 6221-0055

HOYA LENS PHILIPPINES, INC.
10th Floor, Sterling Centre, cor, Ormaza & Dela Rosa Sts, Legaspi Village, Makati City, Philippines TEL 02-751-7174

HOYA MEDICAL SINGAPORE PTE, LTD.
455A Jalan Ahmad Ibrahim Singapore 639939
TEL 6862-3673

HOYA HEALTHCARE (SHANGHAI) CO., LTD.
Room 503 Ruijin Bldg,. 205 Maoming Shouth Road Shanghai, China TEL 021-5466-6699

●ヨーロッパ地域

地域本社／グループ財務拠点
HOYA HOLDINGS N.V.
Amsterdamseweg 29, 1422 AC Uithoorn, P.O. Box 250, 1420 AG Uithoorn, The Netherlands TEL 0297-514-356

HOYA LENS NEDERLAND B.V.
Amsterdamseweg 27, 1422 AC Uithoorn, P.O. Box 535, 1420 CA Uithoorn, The Netherlands TEL 0297-514-202

HOYA LENS FRANCE S.A.
ZA Pariest Rue Willy Brandt, 77184 Emerainville, France TEL 01-6037-7253

HOYA LENS FINLAND OY
Mikkolantie 1, FIN-00640 Helsinki, Finland
TEL 09-72884100

HOYA LENS SWEDEN AB
Scheelegatan 15, SE-212 28 Malmö, Sweden
TEL 040-6802200

HOYA LENS U.K. LIMITED
Industrial Estate, Wrexham, LL13 9UA, United Kingdom TEL 01978-663150

HOYA LENS IBERIA S.A. Unipersonal
Paseo de las Flores, 23, 28820-Coslada, Madrid, Spain TEL 091-6603511

HOYA LENS ITALIA S.P.A.
Via Bernadino Zenale, 27, 20024 Garbagnate, Milanese, Milan, Italy TEL 02-99071371

HOYA LENS DEUTSCHLAND GMBH
Hoya-Lens Strasse 1, D-79379 Müllheim/Baden, Germany TEL 07631-1860

HOYA LENS DANMARK A/S
Hϕ rskaetten 28, 2630 Taastrup, Denmark
TEL 4355-8200

HOYA LENS POLAND SP. Z.O.O.
ul. Olkuska 9,02-604 Warsaw, Poland
TEL 022-6461200

HOYA LENS BELGIUM N.V.
Lieven Gevaertstraat 15, B-2950 Kapellen, Belgium TEL 03-660-0100

HOYA LENS HUNGARY RT.
Telek. U. 3, H-1152 Budapest, Hungary
TEL 01-30-585-19

HOYA LENS MANUFACTURING HUNGARY PRIVATE CO.
18, Ipari ut, H-4702 Mateszalka, Hungary
TEL 044-418 200

HOYA MEDICAL EUROPE GMBH
Anwesen Arabella Burocenter, Lyoner Strasse 44-48, 60528 Frankfurt am Main, Germany
TEL 69-962-3768-0

●アメリカ地域

地域本社
HOYA HOLDINGS, INC.
101 Metro Drive, Suite 500, San Jose, CA 95110, U.S.A. TEL 408-441-0400

HOYA CORPORATION USA
101 Metro Drive, Suite 500, San Jose, CA 95110, U.S.A. TEL 408-441-3300

HOYA PHOTONICS, INC.
47733 Fremont Blvd., Fremont, CA 94538 U.S.A. TEL 510-445-4500

EAGLE OPTICS, INC
(ATLANTA FACILITY)
591-F Thornton Road, Lithia Springs, GA 30122, U.S.A. TEL 770-944-1800

HOYA LENS OF AMERICA INC.
(BETHEL FACILITY)
13 Francis J. Clarke Circle Bethel, CT 06801-2846, U.S.A.
TEL 203-790-0171

HOYA LENS OF CHICAGO, INC.
(CHICAGO FACILITY)
3531 Martens Street, Franklin Park, IL 60131, U.S.A. TEL 847-678-4700

HOYA LENS OF NEW ORLEANS, INC.
(NEW ORLEANS FACILITY)
5039 Farefield St. Metairie, LA 70006, U.S.A.
TEL 504-780-7112

HOYA LENS CANADA, INC.
21-3330 Ridgeway Drive, Mississauga, Ontario, Canada L5L 5Z9 TEL 905-565-0577

HOYA CRYSTAL, INC.
41 Madison Ave. 9th Floor, New York, NY 10010, U.S.A. TEL 212-679-3100

※持分法適用会社

この印刷物の内容に関する問い合わせ先
HOYA株式会社
IR・広報グループ
東京都新宿区中落合二丁目7番5号　〒161-8525
電話 03-3952-1160　FAX 03-3952-0726
URL http://www.hoya.co.jp/

HOYA株式会社
東京都新宿区中落合二丁目7番5号　〒161-8525

この用紙は再生紙を使用しています。
Printed in Japan

HOYA

平成18年7月19日

平成19年3月期

第１四半期連結決算概況

自　平成18年4月 1日
至　平成18年6月30日

目　　次：

第1四半期財務・業績の概況（連結）	1
添付資料	
（１）経営成績、財政状態及びキャッシュ・フローの状況	
１．当第1四半期の経営成績	2
２．当第1四半期の財政状態	6
３．当第1四半期のキャッシュ・フローの状況	6
４．当中間期（平成18年9月）の連結業績予想	7
（２）四半期連結財務諸表等	
１．四半期連結貸借対照表	8
２．四半期連結損益計算書	10
３．四半期連結株主資本等変動計算書	11
４．四半期連結キャッシュ・フロー計算書	12
５．四半期連結財務諸表作成のための基本となる重要な事項	13
［株式の分割に係る注記］［連結ｷｬｯｼｭ･ﾌﾛｰ計算書に係る注記］	14
［有価証券及びﾃﾞﾘﾊﾞﾃｨﾌﾞ取引に係る注記］	15
［税効果会計に係る注記］	16
［退職給付に係る注記］［固定資産の減損に係る注記］	17
（３）セグメント情報	
１．事業の種類別セグメント情報	18
２．所在地別セグメント情報	20
３．海外売上高	21
（４）販売の状況（四半期連結部門別売上高明細表）	22

HOYA株式会社

HOYA

平成19年3月期　第1四半期財務・業績の概況（連結）

平成18年7月19日

上場会社名　　HOYA株式会社　　上場取引所　東証第一部
コード番号：7741　　本社所在地　東京都
（URL　http://www.hoya.co.jp)
代表者　　代表執行役CEO 鈴木　洋
問合せ先責任者　CFO　　江間　賢二　　TEL (03) 3952-1160

1．四半期財務情報の作成等に係る事項
①会計処理の方法における簡便な方法の採用の有無　：　無
②最近連結会計年度からの会計処理の方法の変更の有無　：　有
（内容）セグメント区分の変更
③連結及び持分法の適用範囲の異動の有無　：　有
18年3月期第1四半期比　連結（新規）5社、（除外）2社、持分法（新規）－社、（除外）－社

2．平成19年3月期第1四半期財務・業績の概況（平成18年4月1日～平成18年6月30日）

(1)経営成績（連結）の進捗状況

	売上高	営業利益	経常利益
	百万円　%	百万円　%	百万円　%
19年3月期第1四半期	92,618（13.3）	27,240（8.7）	25,139（△8.5）
18年3月期第1四半期	81,777（9.1）	25,055（18.9）	27,465（22.8）
（参考）18年3月期	344,228（11.7）	101,095（19.0）	103,637（15.8）

	四半期（当期）純利益	1株当たり四半期（当期）純利益	潜在株式調整後1株当たり四半期（当期）純利益
	百万円　%	円	円
19年3月期第1四半期	21,499（5.4）	49.92	49.71
18年3月期第1四半期	20,389（25.7）	45.75	45.63
（参考）18年3月期	75,620（17.9）	171.71	171.08

（注）売上高、営業利益等におけるパーセント表示は、対前年同期比増減率を示す。

(2)財政状態（連結）の変動状況

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円
19年3月期第1四半期	391,972	288,734	73.4	668.33
18年3月期第1四半期	352,588	286,827	81.3	643.63
（参考）18年3月期	361,537	279,480	77.3	648.87

(3)キャッシュ・フロー（連結）の状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
19年3月期第1四半期	14,065	△14,825	17,255	100,449
18年3月期第1四半期	17,758	△12,504	△9,805	106,998
（参考）18年3月期	105,855	△52,012	△85,787	83,574

3．平成19年3月期 中間期の連結業績予想（平成18年4月1日～平成18年9月30日）

	売上高	営業利益	経常利益	中間純利益
	百万円	百万円	百万円	百万円
19年3月期中間期予想	187,000	54,500	51,500	41,500
18年3月期中間期実績	166,738	49,795	54,439	38,985

（参考）1株当たり中間純利益　（19年3月期予想）　96.36円　（18年3月期実績）　87.47円

※1. 平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。そのため、前連結会計年度に係る1株当たり情報（1株当たり当期純利益、潜在株式調整後1株当たり当期純利益および1株当たり純資産）は、当該株式分割が前期首に行なわれたものとして遡及修正を行なって表示しております。

※2. 本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。当資料に掲載されている予想数字あるいは将来に関する記述の部分は、資料作成時点の判断ですが、その内容の完全性・正確性を会社として保証するものではありません。

（1）経営成績、財政状態及びキャッシュ・フローの状況

1．当第１四半期の経営成績

①全般の状況

			前年同期比増減率または金額
・売上高	：	92,618 百万円	（ 13.3 %）
・営業利益	：	27,240 百万円	（ 8.7 %）
・経常利益	：	25,139 百万円	（ △ 8.5 %）
・四半期純利益	：	21,499 百万円	（ 5.4 %）
・１株当たり四半期純利益	：	49.92 円	（ 4.17 円）

・当四半期の経済状況は、大企業・製造業の設備投資拡大が中小企業および非製造業にも波及し、景気の拡大基調が続きました。企業業績の改善が雇用の増加と家計の所得増につながり、消費を増やし、それが企業の設備投資を再び押し上げるといった好循環が強まってまいりました。

・そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発が盛んで、全体に需要は堅調に推移し増収となりました。ビジョンケア部門では、メガネレンズの海外市場が堅調な伸びを示し、ヘルスケア部門も好調に推移しともに増収となりました。

・その結果、当四半期は売上高、営業利益および四半期純利益は前年同期に比べて増加し、売上高と四半期純利益はともに四半期ベースの過去最高を更新しました。

売上高（単位：百万円）と平均為替ﾚｰﾄ(円/USﾄﾞﾙ･ﾕｰﾛ)の四半期別推移


100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
136.94
131.11
130.22
132.33
132.47
134.87
137.95
137.62
135.25
136.23
140.14
140.92
144.55
119.25
116.20
108.46
107.13
63,913
67,786
68,688
71,057
74,961
78,486
77,786
76,938
81,777
84,961
87,286
90,204
92,618
H16/1Q
H16/2Q
H16/3Q
H16/4Q
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
H18/2Q
H18/3Q
H18/4Q
H19/1Q
売上高
平均為替ﾚｰﾄ (USﾄﾞﾙ)
平均為替ﾚｰﾄ (ﾕｰﾛ)

（注）四半期推移のｸﾞﾗﾌの横軸の項目の表記は、決算期と四半期別を表しております。
例：「H19/1Q」は、平成19年3月期の第1四半期（当第1四半期：平成18年4月1日～同6月30日）を、同様に「H18/1Q」は、平成18年3月期の第1四半期（前第1四半期：平成17年4月1日～同6月30日）を意味します。

部門別売上高構成比の四半期別推移


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q
エレクトロオプティクス
ホトニクス
ビジョンケア
ヘルスケア
その他

利益状況の四半期別推移（単位：百万円）


30,000
25,000
20,000
15,000
10,000
5,000
0
14,536
14,757
9,795
16,400
5,638
9,129
17,679
17,091
10,419
19,551
19,068
10,205
21,081
22,366
16,222
23,047
24,404
16,671
21,652
22,314
16,123
19,138
20,440
15,118
25,055
27,465
20,389
24,740
26,974
18,596
27,257
27,162
20,120
24,043
22,036
16,514
27,240
25,139
21,499
H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q
営業利益
経常利益
四半期純利益

②部門別の状況

				前年同期比増減率
(1) 情報・通信分野	売上高	:	54,641 百万円	(15.8 %)
○エレクトロオプティクス	売上高	:	52,239 百万円	(17.2 %)
○ホトニクス	売上高	:	2,402 百万円	(△ 7.8 %)

情報・通信分野の売上高の四半期別推移(単位:百万円)


60,000
50,000
40,000
30,000
20,000
10,000
0
H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q
エレクトロオプティクス
ホトニクス

エレクトロオプティクス

・ 半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前年同期に比べて売上は増加しました。

・ 半導体製造用のフォトマスクは、高精度品および次世代向け開発品の受注の増加により前年同期に比べて売上は増加しました。液晶用大型マスクは、液晶パネルメーカー各社でパネル価格の大幅な下落があり、受注獲得のためのマスクメーカー間の競争も激化し厳しい状況となりました。また昨年はパネルメーカーの新規ライン需要が特別に大きかったこともあり、前年同期に比べて売上は減少しました。

・ HDD(ハードディスク装置)用ガラスディスクの需要は引き続き堅調であり、当社のベトナムの新工場も出荷の拡大に貢献し、前年同期に比べて売上は増加しました。

・ 光学レンズは、デジタルカメラ向けレンズの出荷が再び増加傾向にあることに加え、カメラ付き携帯電話向けレンズの需要が大幅に増加し、全体として前年同期に比べて売上は増加しました。

ホトニクス

・ レーザーを利用した産業用機器、医療用機器が主力製品で、産業用では半導体、液晶パネルおよび光学機器等のメーカーを顧客としております。市場では厳しい競争や業界の再編があり、前年同期に比べて売上は減少しました。

			前年同期比増減率
(2) アイケア分野	売上高 :	37,659 百万円	(12.8 %)
○ビジョンケア	売上高 :	27,926 百万円	(12.4 %)
○ヘルスケア	売上高 :	9,733 百万円	(13.9 %)

アイケア分野の売上高の四半期別推移（単位：百万円）


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q
ビジョンケア
ヘルスケア

ビジョンケア

- メガネレンズの国内市場は依然として低迷が続いており、当社では、高機能のコーティングや新設計の累進レンズを中心とした製品の高付加価値化により高価格帯で成長しましたが、低価格帯での厳しい価格競争により、国内全体の売上は前年同期に比べてほぼ同レベルとなりました。
- メガネレンズの海外市場では、アジア・大洋州、欧州、北米のすべての地域で新設計の累進レンズや高屈折レンズ等の高付加価値製品の販売の拡大を進めて堅調に推移しました。低価格帯レンズの価格攻勢は海外でも厳しいものがありますが、全体の売上は前年同期に比べて増加しました。特に欧州では最大市場のドイツを中心に市況の回復が見られ、成長が継続しました。
- その結果、部門全体で前年同期に比べて売上は増加しました。

ヘルスケア

- コンタクトレンズは、引き続き、継続的な新規出店と、専門知識を活かしたコンサルティング販売による遠近両用レンズ等の高付加価値商品の販売拡大により競合との差別化を図り、前年同期に比べて売上は増加しました。

- 眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特にイエローレンズが好評で、前年同期に比べて売上が増加しました。

			前年同期比増減率
(3) その他の事業	売上高 :	317 百万円	(△ 73.8 %)

・クリスタルは、事業の再構築のために規模を縮小しており、サービスは、平成18年3月1日付で人材派遣事業を売却したこともあり、ともに売上は前年同期に比べて減少しました。

2. 当第1四半期の財政状態

			直前四半期末比増減率
・総資産	:	391,972 百万円	(8.4 %)
・純資産	:	288,734 百万円	(－)
・自己資本比率	:	73.4 %	

・当四半期末では、前期末に比べて、現金及び預金が16,875百万円増加したため、流動資産は26,710百万円増加しました。固定資産は3,836百万円増加しましたので、総資産は前期末に比べて30,435百万円の増加となりました。負債合計はコマーシャル・ペーパーの発行により前期末に比べて22,100百万円増加しました。純資産は、利益剰余金が前期末に比べて8,363百万円増加し、288,734百万円となりました。純資産から少数株主持分を引いた自己資本は287,855百万円となり、自己資本比率は73.4%となりました。

3. 当第1四半期のキャッシュ・フローの状況

・営業活動によるｷｬｯｼｭ･ﾌﾛｰ :	14,065 百万円
・投資活動によるｷｬｯｼｭ･ﾌﾛｰ :	△ 14,825 百万円
・財務活動によるｷｬｯｼｭ･ﾌﾛｰ :	17,255 百万円
・現金及び現金同等物期末残高 :	100,449 百万円

・当四半期は、税金等調整前当四半期純利益24,821百万円と減価償却費7,553百万円を主体とした現金の増加、および法人税等の支払額10,463百万円を主体とした現金の減少により、営業キャッシュ・フローは14,065百万円となりました。投資活動によるキャッシュ・フローは次期製品対応投資を中心に14,825百万円の支出となりました。フリー・キャッシュ・フローは△760百万円となり、コマーシャル・ペーパーの発行により30,000百万円を調達し、配当金の支払に12,920百万円を支出しました。その結果、現金及び現金同等物の期末残高は、前期末に比べて16,875百万円増加しました。

4．当中間期（平成18年9月）の連結業績予想

（単位：百万円）

項目 ＼ 期別	当中間期予想 自 平成18年4月1日 至 平成18年9月30日	前中間期 自 平成17年4月1日 至 平成17年9月30日	増減率 (または額)
売上高	187,000	166,738	12.2%
営業利益	54,500	49,795	9.4%
経常利益	51,500	54,439	-5.4%
中間純利益	41,500	38,985	6.5%
1株当たり中間純利益(円)	96.36	87.47	8.89

(注)

1. 予想1株当たり中間（四半期）純利益は、予想される期中平均株式数で予想中間（四半期）純利益を除して算出しております。
2. 上記の表中の1株当たり中間純利益の前中間期の実績数値および下の図表①の1株当たり四半期純利益の前第2四半期の実績数値につきましては、平成17年11月15日付で実施した当社普通株式1株につき4株の割合による株式分割を反映して、実際の実績数値を遡及修正して表示しております。

＜参考：当第2四半期予想＞

①前年同期比較

（単位：百万円）

項目 ＼ 期別	当第2四半期予想 自 平成18年7月1日 至 平成18年9月30日	前第2四半期 自 平成17年7月1日 至 平成17年9月30日	増減率 (または額)
売上高	94,382	84,961	11.1%
営業利益	27,260	24,740	10.2%
経常利益	26,361	26,974	-2.3%
四半期純利益	20,001	18,596	7.6%
1株当たり四半期純利益(円)	46.44	41.72	4.72

②直前四半期（第1四半期）比較

（単位：百万円）

項目 ＼ 期別	当第2四半期予想 自 平成18年7月1日 至 平成18年9月30日	当第1四半期 自 平成18年4月1日 至 平成18年6月30日	増減率 (または額)
売上高	94,382	92,618	1.9%
営業利益	27,260	27,240	0.1%
経常利益	26,361	25,139	4.9%
四半期純利益	20,001	21,499	-7.0%
1株当たり四半期純利益(円)	46.44	49.92	△ 3.48

[業績予想に関する留意事項]

この資料に掲載されている将来の業績に対する予想は、当社及び当社ｸﾞﾙｰﾌﾟが現時点で入手可能な情報から得られた判断に基づいておりますが、ﾘｽｸや不確実性を含んでおります。従いまして、これらの業績予想のみに全面的に依拠して投資判断を下すことは控えるようにお願いいたします。実際の業績は、様々な要素により、これら業績予想とは大きく異なる結果となり得ることをご承知おき下さい。
実際の業績に影響を与えうる重要な要素には当社の事業を取り巻く経済情勢、市場の動向、為替ﾚｰﾄの変動などが含まれます。

(2) 四半期連結財務諸表等

1．四半期連結貸借対照表

(単位：百万円未満切捨)

科目	当第1四半期 平成18年6月30日現在		前第4四半期 平成18年3月31日現在		増減		前第1四半期 平成17年6月30日現在	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
(資産の部)								
Ⅰ．流動資産								
1. 現金及び預金	100,449		83,574		16,875		106,998	
2. 受取手形及び売掛金	82,671		78,380		4,291		75,384	
3. たな卸資産	44,254		41,178		3,076		37,507	
4. 繰延税金資産	5,461		7,407		△ 1,946		5,407	
5. その他	7,327		3,246		4,081		5,601	
6. 貸倒引当金	△ 1,182		△ 1,512		330		△ 1,337	
流動資産合計	238,983	61.0	212,273	58.7	26,710	12.6	229,561	65.1
Ⅱ．固定資産								
1. 有形固定資産								
(1) 建物及び構築物	29,900		29,548		352		24,714	
(2) 機械装置及び運搬具	62,405		58,493		3,912		46,677	
(3) 工具器具備品	11,284		10,716		568		9,258	
(4) 土地	8,640		8,648		△ 8		8,892	
(5) 建設仮勘定	12,488		13,196		△ 708		9,599	
有形固定資産合計	124,720	31.8	120,603	33.4	4,117	3.4	99,142	28.1
2. 無形固定資産								
無形固定資産合計	7,576	1.9	7,424	2.1	152	2.0	5,366	1.5
3. 投資その他の資産								
(1) 投資有価証券	13,117		14,060		△ 943		11,546	
(2) 繰延税金資産	3,154		2,757		397		2,468	
(3) その他	4,729		4,601		128		4,458	
(4) 貸倒引当金	△ 310		△ 295		△ 15		△ 307	
投資その他の資産合計	20,691	5.3	21,123	5.8	△ 432	△ 2.0	18,165	5.2
固定資産合計	152,988	39.0	149,152	41.3	3,836	2.6	122,674	34.8
Ⅲ．繰延資産								
繰延資産合計	—	—	111	0.0	△ 111	—	352	0.1
資産合計	391,972	100.0	361,537	100.0	30,435	8.4	352,588	100.0

(単位：百万円未満切捨)

科目	当第１四半期 平成18年6月30日現在		前第４四半期 平成18年3月31日現在		増減		前第１四半期 平成17年6月30日現在	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
(負債の部)								
Ⅰ.流動負債								
1.支払手形及び買掛金	29,173		28,070		1,103		26,621	
2.短期借入金	－		－		－		199	
3.コマーシャル・ペーパー	30,000		－		30,000		－	
4.未払法人税等	7,230		14,342		△ 7,112		4,929	
5.賞与引当金	2,325		4,207		△ 1,882		2,070	
6.その他	32,413		32,685		△ 272		29,008	
流動負債合計	101,143	25.8	79,305	21.9	21,838	27.5	62,829	17.8
Ⅱ.固定負債								
1.特別修繕引当金	817		619		198		684	
2.その他	1,276		1,211		65		1,389	
固定負債合計	2,093	0.5	1,831	0.5	262	14.3	2,073	0.6
負債合計	103,237	26.3	81,137	22.4	22,100	27.2	64,903	18.4
(純資産の部)								
Ⅰ.株主資本								
1.資本金	6,264		－	－	－	－	－	－
2.資本剰余金	15,898		－	－	－	－	－	－
3.利益剰余金	274,708		－	－	－	－	－	－
4.自己株式	△ 15,954		－	－	－	－	－	－
5.自己株式申込証拠金	3		－	－	－	－	－	－
株主資本合計	280,920	71.7	－	－	－	－	－	－
Ⅱ.評価・換算差額等			－	－	－	－	－	－
1.その他有価証券評価差額金	△ 30		－	－	－	－	－	－
2.為替換算調整勘定	6,966		－	－	－	－	－	－
評価・換算差額等合計	6,935	1.8	－	－	－	－	－	－
Ⅲ.少数株主持分	878	0.2	－	－	－	－	－	－
純資産合計	288,734	73.7	－	－	－	－	－	－
負債及び純資産合計	391,972	100.0	－	－	－	－	－	－
(少数株主持分)								
少数株主持分	－	－	919	0.3	－	－	857	0.3
(資本の部)								
Ⅰ.資本金	－	－	6,264	1.7	－	－	6,264	1.8
Ⅱ.資本剰余金	－	－	15,898	4.4	－	－	15,898	4.5
Ⅲ.利益剰余金	－	－	266,345	73.7	－	－	278,545	79.0
Ⅳ.その他有価証券評価差額金	－	－	110	0.0	－	－	63	0.0
Ⅴ.為替換算調整勘定	－	－	7,142	2.0	－	－	△ 6,293	△ 1.8
Ⅵ.自己株式	－	－	△ 16,279	△ 4.5	－	－	△ 7,651	△ 2.2
資本合計	－	－	279,480	77.3	－	－	286,827	81.3
負債、少数株主持分及び資本合計	－	－	361,537	100.0	－	－	352,588	100.0

(注)

	当第１四半期	前第４四半期	前第１四半期
1．有形固定資産の減価償却累計額	187,926 百万円	181,818 百万円	169,660 百万円
2．保証債務	2,424 百万円	2,206 百万円	1,501 百万円
3．自己株式数	4,313,419 株	4,401,607 株	939,449 株

2．四半期連結損益計算書

（単位：百万円未満切捨）

科目	当第1四半期 自 平成18年4月1日 至 平成18年6月30日		前第1四半期 自 平成17年4月1日 至 平成17年6月30日		増減		前第4四半期 自 平成18年1月1日 至 平成18年3月31日	
	金額	百分比(%)	金額	百分比(%)	増減額	増減率(%)	金額	百分比(%)
Ⅰ．売上高	92,618	100.0	81,777	100.0	10,841	13.3	90,204	100.0
Ⅱ．売上原価	45,539	49.2	40,072	49.0	5,467	13.6	46,839	51.9
売上総利益	47,079	50.8	41,705	51.0	5,374	12.9	43,364	48.1
Ⅲ．販売費及び一般管理費	19,838	21.4	16,649	20.4	3,189	19.2	19,321	21.4
営業利益	27,240	29.4	25,055	30.6	2,185	8.7	24,043	26.7
Ⅳ．営業外収益	638	0.7	2,822	3.5	△ 2,184	△ 77.4	655	0.7
1．受取利息	442		417		25		332	
2．為替差益	−		575		△ 575		−	
3．持分法による投資利益	−		1,131		△ 1,131		−	
4．その他	195		698		△ 503		322	
Ⅴ．営業外費用	2,739	3.0	411	0.5	2,328	566.4	2,663	3.0
1．支払利息	34		66		△ 32		40	
2．売上割引	191		163		28		193	
3．為替差損	1,668		−		1,668		1,235	
4．持分法による投資損失	545		−		545		601	
5．その他	300		181		119		591	
経常利益	25,139	27.1	27,465	33.6	△ 2,326	△ 8.5	22,036	24.4
Ⅵ．特別利益	121	0.1	69	0.1	52	75.4	585	0.6
1．固定資産売却益	66		18		48		52	
2．その他	55		50		5		533	
Ⅶ．特別損失	439	0.5	584	0.7	△ 145	△ 24.8	1,663	1.8
1．固定資産処分損	119		13		106		231	
2．退職加算金	94		292		△ 198		162	
3．減損損失	14		3		11		785	
4．環境整備費	11		−		11		140	
5．その他	200		274		△ 74		344	
税金等調整前四半期純利益	24,821	26.8	26,951	33.0	△ 2,130	△ 7.9	20,958	23.2
法人税、住民税及び事業税	2,332	2.5	4,802	5.9	△ 2,470	△ 51.4	5,312	5.9
法人税等調整額	955	1.0	1,728	2.1	△ 773	△ 44.7	△ 778	△ 0.9
少数株主利益	33	0.0	31	0.0	2	6.5	△ 89	△ 0.1
四半期純利益	21,499	23.2	20,389	24.9	1,110	5.4	16,514	18.3
1株当たり四半期純利益	49.92 円		45.75 円		4.17 円		38.21 円	
潜在株式調整後1株当たり四半期純利益	49.71 円		45.63 円		4.08 円		38.03 円	

（注）1．前第1四半期の1株当たり四半期純利益および潜在株式調整後1株当たり四半期純利益につきましては、平成17年11月15日付で実施した当社普通株式1株につき4株の割合による株式分割を反映して実績数値を遡及修正して表示しております。詳細につきましては、後述の注記をご参照ください。

2．在外連結子会社の経営成績の換算に関する事項

(1)当第1四半期の売上高・損益を、前第1四半期為替レートで換算した場合の金額とその差額

科目	当第1四半期ﾚｰﾄ換算	前第1四半期ﾚｰﾄ換算	差額
売上高	92,618 百万円	91,002 百万円	1,616 百万円
営業利益	27,240 百万円	25,819 百万円	1,421 百万円
経常利益	25,139 百万円	23,683 百万円	1,456 百万円
四半期純利益	21,499 百万円	20,170 百万円	1,329 百万円

(2)主要通貨の当四半期換算レートと前年同期比変動率

主要通貨		当第1四半期為替ﾚｰﾄ	前第1四半期為替ﾚｰﾄ	変動率
USドル	US$	113.97 円	108.36 円	-5.2% (円安)
ユーロ	EURO	144.55 円	135.25 円	-6.9% (円安)
タイ・バーツ	BAHT	3.00 円	2.68 円	-11.9% (円安)

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均　　(変動率が-の場合は円安)

3．重要な後発事象

該当する事項はありません。

3. 四半期連結株主資本等変動計算書

当第１四半期（自　平成18年4月1日　至　平成18年6月30日）

（単位：百万円未満切捨）

	株主資本					
	資本金	資本剰余金	利益剰余金	自己株式	自己株式申込証拠金	株主資本合計
平成18年3月31日残高	6,264	15,898	266,345	△ 16,279	－	272,228
当四半期中の変動額						
新株の発行						
剰余金の配当			△ 12,918			△ 12,918
取締役賞与金			△ 64			△ 64
四半期純利益			21,499			21,499
自己株式処分差損			△ 153			△ 153
自己株式の取得				△ 3		△ 3
自己株式の処分				328		328
自己株式の消却						
その他					3	3
株主資本以外の項目の当四半期中の変動額（純額）						
当四半期中の変動額合計	－	－	8,363	325	3	8,692
平成18年6月30日残高	6,264	15,898	274,708	△ 15,954	3	280,920

	評価・換算差額等			少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成18年3月31日残高	110	7,142	7,252	919	280,399
当四半期中の変動額					
新株の発行					
剰余金の配当					△ 12,918
取締役賞与金					△ 64
四半期純利益					21,499
自己株式処分差損					△ 153
自己株式の取得					△ 3
自己株式の処分					328
自己株式の消却					
その他					3
株主資本以外の項目の当四半期中の変動額（純額）	△ 140	△ 175	△ 316	△ 41	△ 357
当四半期中の変動額合計	△ 140	△ 175	△ 316	△ 41	8,335
平成18年6月30日残高	△ 30	6,966	6,935	878	288,734

4．四半期連結キャッシュ・フロー計算書

(単位：百万円未満切捨)

項目 ／ 期別	当第１四半期 自平成18年4月 1日 至平成18年6月30日	前第１四半期 自平成17年4月 1日 至平成17年6月30日	増減	前第４四半期 自平成18年1月 1日 至平成18年3月31日
	金額	金額	金額	金額
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前四半期純利益	24,821	26,951	△ 2,130	20,958
減価償却費	7,553	5,398	2,155	7,821
減損損失	14	3	11	785
営業譲渡益	−	−	−	△ 594
貸倒引当金の増加額又は減少額（△）	△ 326	119	△ 445	24
賞与引当金の増加額又は減少額（△）	△ 1,885	△ 1,844	△ 41	2,120
特別修繕引当金の増加額又は減少額（△）	197	141	56	△ 137
受取利息及び受取配当金	△ 448	△ 420	△ 28	△ 332
支払利息	34	66	△ 32	40
為替差損又は為替差益（△）	72	△ 194	266	72
持分法による投資損失又は投資利益（△）	545	△ 1,131	1,676	601
固定資産売却益	△ 66	△ 18	△ 48	△ 52
固定資産処分損	119	13	106	231
取締役賞与の支払額	△ 64	△ 65	1	−
その他	84	285	△ 201	1,177
売上債権の減少額又は増加額（△）	△ 3,875	△ 1,894	△ 1,981	5,415
たな卸資産の減少額又は増加額（△）	△ 3,129	△ 1,562	△ 1,567	1,215
その他流動資産の減少額又は増加額（△）	△ 1,455	△ 222	△ 1,233	3,714
仕入債務の増加額又は減少額（△）	803	2,266	△ 1,463	△ 349
未払消費税等の増加額又は減少額（△）	420	437	△ 17	△ 253
その他流動負債の増加額又は減少額（△）	728	△ 1,030	1,758	△ 214
小計	24,143	27,299	△ 3,156	42,245
利息及び配当金の受取額	409	400	9	339
利息の支払額	△ 23	△ 56	33	△ 41
法人税等の支払額	△ 10,463	△ 9,883	△ 580	△ 1,273
営業活動によるキャッシュ・フロー	14,065	17,758	△ 3,693	41,269
Ⅱ 投資活動によるキャッシュ・フロー				
有形固定資産の取得による支出	△ 13,509	△ 12,302	△ 1,207	△ 10,609
有形固定資産の売却による収入	153	11	142	45
投資有価証券の取得による支出	△ 1,028	−	△ 1,028	△ 536
投資有価証券の売却による収入	30	−	30	−
連結範囲の変更に伴う子会社株式の取得	−	−	−	△ 337
貸付による支出	△ 0	△ 1	1	−
貸付金の回収による収入	29	48	△ 19	22
その他投資に関する支出	△ 872	△ 291	△ 581	△ 1,382
その他投資に関する収入	373	31	342	72
営業譲渡による収入	−	−	−	830
投資活動によるキャッシュ・フロー	△ 14,825	△ 12,504	△ 2,321	△ 11,896
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の借入及び返済による収入及び支出（△）（純額）	30,000	−	30,000	△ 20,000
自己株式の取得による支出	△ 3	△ 9	6	△ 3
自己株式の売却による収入	178	228	△ 50	698
親会社による配当金の支払額	△ 12,920	△ 10,024	△ 2,896	−
財務活動によるキャッシュ・フロー	17,255	△ 9,805	27,060	△ 19,304
Ⅳ 現金及び現金同等物に係る換算差額	379	△ 1,324	1,703	△ 952
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	16,875	△ 5,875	22,750	9,115
Ⅵ 現金及び現金同等物期首残高	83,574	112,874	△ 29,300	74,458
Ⅶ 現金及び現金同等物期末残高	100,449	106,998	△ 6,549	83,574

（注）連結キャッシュ・フロー計算書の△は、現金及び現金同等物の流出を示しております。

5．四半期連結財務諸表作成のための基本となる重要な事項

(1) 連結範囲及び持分法の適用に関する事項
・ 連結子会社数　６３社
　主要会社名　(海外) HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、
　　　　　　　　　　HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
　　　　　　　(国内) HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社
・ 非連結子会社数　－社
・ 関連会社数　４社（うち、持分法適用会社数　1社＝NHﾃｸﾉｸﾞﾗｽ株式会社)

(2) 会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
イ．連結範囲　：
a．前年同期末（前第1四半期末＝平成17年6月末）との比較＝３社増加
・新規設立により３社増加　・ HOYA HEALTHCARE (SHANGHAI) CO.,LTD.　(中国)
　・ HOYA CANDEO OPTRONICS KOREA CO.,LTD.　(韓国)
　・ VISION MEMBRANE TECHNOLOGIES, INC.　(米国)
・買収により２社増加　・ QSTREAMS NETWORKS, INC.　(米国)
　・ HOYA HILL OPTICS SA (PTY) LTD.　(南ｱﾌﾘｶ)
・親会社への吸収合併により1社減少　・ HOYA ｱﾄﾞﾊﾞﾝｽﾄ ｾﾐｺﾝﾀﾞｸﾀ ﾃｸﾉﾛｼﾞｰｽﾞ㈱
・清算により１社減少　・ HOYA LENS MEXICO, SA.DE.CV.　(ﾒｷｼｺ)

b．直前四半期末（前第4四半期末＝平成18年3月末）との比較＝１社増加
・買収により１社増加　・ HOYA HILL OPTICS SA (PTY) LTD.　(南ｱﾌﾘｶ)

ロ．持分法適用会社　：
a．前年同期末（前第1四半期末＝平成17年6月末）との比較
・該当事項はありません。

b．直前四半期末（前第4四半期末＝平成18年3月末）との比較
・該当事項はありません。

	当第1四半期 平成18年6月30日現在	前第1四半期 平成17年6月30日現在	増　減	前第4四半期 平成18年3月31日現在
連結子会社数	63 (国内5、海外58)	60 (国内6、海外54)	+3 (国内-1、海外+4)	62 (国内5、海外57)
非連結子会社数	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)
関連会社数	4 (国内4、海外-)	5 (国内5、海外-)	-1 (国内-1、海外-)	5 (国内5、海外-)
(うち持分法適用会社数)	(1) (国内1、海外-)	(1) (国内1、海外-)	(-) (国内-、海外-)	(1) (国内1、海外-)
グループ合計 (うち持分法適用会社数)	67社 (1社)	65社 (1社)	+2社 (－)	67社 (1社)

②会計方針の変更　：　事業の種類別セグメント情報における事業区分を変更しております。

[株式の分割に係る注記]

平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。

1．株式分割前の当社発行済株式総数　　112,349,005株

2．今回の分割により増加した株式数　　337,047,015株

3．株式分割後の当社発行済株式総数　　449,396,020株

なお、本資料中の財務諸表における前第1四半期および前第2四半期ならびに前中間期の1株当たり情報は、当該株式分割が前期の期首において行なわれたと仮定して遡及修正を行なっております。参考として、遡及修正をする前の発表当時の実績数値は以下のとおりであります：

＜ご参考＞株式分割を反映して遡及修正する前の、発表当時の1株当たり情報実績数値：

(単位：円、少数第2位未満切捨)

科目	前第1四半期 自 平成17年4月 1日 至 平成17年6月30日	前第2四半期 自 平成17年7月 1日 至 平成17年9月30日	前中間期 自 平成17年4月 1日 至 平成17年9月30日
1株当たり株主資本	2,574.53 円	2,738.40 円	2,738.40 円
1株当たり四半期純利益	183.02 円	166.88 円	349.90 円
潜在株式調整後 1株当たり四半期純利益	182.52 円	166.28 円	348.81 円

[連結キャッシュ・フロー計算書に係る注記]

(単位：百万円未満切捨)

1．現金及び現金同等物の期末残高と連結貸借対照表に記載されている科目の金額

	当第1四半期 自平成18年4月1日 至平成18年6月30日	前第1四半期 自平成17年4月1日 至平成17年6月30日	前第4四半期 自平成18年1月1日 至平成18年3月31日
現金及び預金勘定	100,449	106,998	83,574
現金及び現金同等物	100,449	106,998	83,574

2．重要な非資金取引の内容

当第1四半期（自　平成18年4月1日　至　平成18年6月30日）

該当事項はありません。

前第1四半期（自　平成17年4月1日　至　平成17年6月30日）

該当事項はありません。

前第4四半期（自　平成18年1月1日　至　平成18年3月31日）

自己株式の消却　　53,180 百万円
（平成18年2月1日付、14,379,000株。）
※これにより、当社の発行済株式総数は435,017,020株になりました。

[有価証券及びデリバティブ取引に係る注記]

1．時価のある有価証券

(単位：百万円未満切捨)

区分	当第1四半期 平成18年6月30日現在			前第4四半期 平成18年3月31日現在			前第1四半期 平成17年6月30日現在		
(1)満期保有目的の債券	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
①国債・地方債等	—	—	—	—	—	—	—	—	—
②社債	—	—	—	—	—	—	—	—	—
③その他	—	—	—	—	—	—	—	—	—
計	—	—	—	—	—	—	—	—	—
(2)その他有価証券	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
①株式	1,692	1,640	△ 52	1,692	1,874	181	159	308	148
②債券	—	—	—	—	—	—	—	—	—
国債・地方債等	—	—	—	—	—	—	—	—	—
社債	—	—	—	—	—	—	—	—	—
その他	—	—	—	—	—	—	—	—	—
③その他	—	—	—	—	—	—	—	—	—
計	1,692	1,640	△ 52	1,692	1,874	181	159	308	148

2．時価評価されていない主な有価証券(時価のある有価証券のうち満期保有目的の債券を除く)

(単位：百万円未満切捨)

区分	当第1四半期 平成18年6月30日現在	前第4四半期 平成18年3月31日現在	前第1四半期 平成17年6月30日現在
(1)満期保有目的の債券	連結貸借対照表 計上額	連結貸借対照表 計上額	連結貸借対照表 計上額
①国債・地方債等	—	—	—
②社債	—	—	—
③その他	—	—	—
計	—	—	—
(2)関係会社株式	連結貸借対照表 計上額	連結貸借対照表 計上額	連結貸借対照表 計上額
①非上場株式	10,412	11,104	10,632
計	10,412	11,104	10,632
(3)その他有価証券	連結貸借対照表 計上額	連結貸借対照表 計上額	連結貸借対照表 計上額
①非上場株式	791	802	275
②その他	273	279	329
計	1,064	1,081	604

3．デリバティブ取引の契約額、時価及び評価損益等(当第1四半期)

(1) 取引の状況に関する事項

取引の内容及び利用目的等

当社グループは、為替相場の変動によるリスクを軽減するため、為替予約取引を行なっております。なお、デリバティブ取引を利用してヘッジ会計を行なっております。

イ ヘッジ会計の方法

繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を満たしている場合には振当処理を採用しております。

ロ ヘッジ手段とヘッジ対象

ヘッジ手段… 為替予約

ヘッジ対象… 外貨建借入金

(2) 取引の時価等に関する事項

ヘッジ会計を適用しているもの以外のデリバティブ取引はありません。

[税効果会計に係る注記]

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(単位：百万円未満切捨)

	当第1四半期 平成18年 6月30日現在	前第4四半期 平成18年 3月31日現在	前第1四半期 平成17年 6月30日現在
(1) 流動の部			
繰延税金資産			
たな卸資産未実現利益	1,719	1,692	2,163
環境整備費否認額	1,459	1,474	—
賞与引当金否認額	834	1,601	760
工場閉鎖損失	404	510	510
未払事業税否認額	171	727	249
減価償却損金算入限度超過額	—	—	287
その他	872	1,401	1,436
繰延税金資産　合計	5,461	7,407	5,407
(2) 固定の部			
繰延税金資産			
減価償却損金算入限度超過額	1,866	1,962	1,800
減損損失否認額	606	1,376	698
貸倒引当金損金算入限度超過額	118	105	114
その他	1,399	258	744
繰延税金資産　合計	3,990	3,702	3,357
繰延税金負債			
固定資産圧縮積立金	△ 398	△ 406	△ 431
特別償却準備金	△ 250	△ 298	△ 255
その他有価証券評価差額金	△ 21	△ 74	△ 35
その他	△ 165	△ 165	△ 165
繰延税金負債　合計	△ 836	△ 945	△ 889
繰延税金資産の純額	3,154	2,757	2,468

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当第1四半期 自平成18年4月1日 至平成18年6月30日	前第1四半期 自平成17年4月1日 至平成17年6月30日	前第4四半期 自平成18年1月1日 至平成18年3月31日
連結財務諸表提出会社の法定実効税率	40.4 %	40.4 %	40.4 %
(調　整)			
海外連結子会社の税率差異	△ 19.3	△ 15.3	△ 21.0
交際費等永久に損金に算入されない項目	0.3	0.4	0.7
住民税均等割等	0.1	0.1	0.1
受取配当金等永久に益金に算入されない項目	△ 6.3	△ 6.2	—
受取配当金等連結消去に伴う影響額	6.3	6.2	—
持分法による投資利益	0.9	△ 1.7	1.2
過年度法人税等戻入額	△ 5.7	—	—
試験研究費等の特別税額控除	△ 0.4	△ 0.4	△ 0.6
その他	△ 3.1	0.7	0.8
税効果会計適用後の法人税等の負担率	13.2	24.2	21.6

[退職給付に係る注記]　　(単位：百万円未満切捨)

1．当社グループの採用する退職給付制度

退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、平成16年5月26日に厚生労働大臣より清算結了の承認を受けております。

2．退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳

	当第１四半期 自平成18年4月1日 至平成18年6月30日	前第１四半期 自平成17年4月1日 至平成17年6月30日	前第４四半期 自平成18年1月1日 至平成18年3月31日
退職加算金	94	292	162
退職給付費用	94	292	162

(3) 退職給付債務等の計算基礎

記載すべき事項はありません。

[固定資産の減損に係る注記]　　(単位：百万円未満切捨)

当社グループは、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

(1) クリスタル部門における東京スタジオ（昭島工場内）等

場　所	用　途	種　類
東京都昭島市等	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当第１四半期 自平成18年4月1日 至平成18年6月30日	前第１四半期 自平成17年4月1日 至平成17年6月30日	前第４四半期 自平成18年1月1日 至平成18年3月31日
機械装置他	14	3	417
計	14	3	417

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

(2) 本社部門における賃貸資産

場　所	用　途	種　類
東京都町田市	賃貸	土地

東京都町田市の賃貸資産は、市場地価の下落などにより、同資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当第１四半期 自平成18年4月1日 至平成18年6月30日	前第１四半期 自平成17年4月1日 至平成17年6月30日	前第４四半期 自平成18年1月1日 至平成18年3月31日
土地	－	－	368
計	－	－	368

なお、当資産グループの回収可能価額は、公示価格により測定しております。

（３）セグメント情報

１．事業の種類別セグメント情報

（単位：百万円未満切捨）

科目 ＼ 期別・セグメント	当第１四半期：自 平成18年4月１日　至 平成18年6月30日							
	情報・通信		アイケア		その他	計	消去又は全社	連結
	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ				
１．売上高及び営業損益								
売　上　高								
(1)外部顧客に対する売上高	52,239	2,402	27,926	9,733	317	92,618	—	92,618
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	116	46	0	—	727	890	(890)	—
計	52,355	2,449	27,926	9,733	1,044	93,508	(890)	92,618
営業費用	32,162	2,248	22,756	7,616	983	65,768	(390)	65,377
営業利益	20,192	200	5,169	2,116	61	27,740	(499)	27,240
営業利益率　(%)	38.6%	8.2%	18.5%	21.7%	5.9%	29.7%	—	29.4%
２．資産、減価償却費及び資本的支出等								
資　　産	221,916	7,649	105,543	18,202	2,669	355,980	35,991	391,972
減価償却費	5,578	27	1,651	270	10	7,538	14	7,553
減損損失	—	—	—	—	14	14	—	14
資本的支出	9,801	59	2,436	490	5	12,793	2	12,795
研究開発費	2,479	250	473	294	29	3,527	—	3,527
従業員数（名）	18,400	199	7,279	782	227	26,887	57	26,944

科目 ＼ 期別・セグメント	前第１四半期：自 平成17年4月1日　至 平成17年6月30日							
	情報・通信		アイケア		その他	計	消去又は全社	連結
	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ				
１．売上高及び営業損益								
売　上　高								
(1)外部顧客に対する売上高	44,568	2,605	24,850	8,542	1,211	81,777	—	81,777
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	69	81	5	—	1,141	1,298	(1,298)	—
計	44,637	2,686	24,856	8,542	2,352	83,076	(1,298)	81,777
営業費用	25,876	2,426	20,415	6,487	2,300	57,507	(784)	56,722
営業利益又は営業損失(△)	18,761	259	4,440	2,054	53	25,569	(513)	25,055
営業利益率　(%)	42.0%	9.7%	17.9%	24.1%	2.3%	30.8%	—	30.6%
２．資産、減価償却費及び資本的支出等								
資　　産	181,276	7,507	91,614	15,548	4,776	300,724	51,864	352,588
減価償却費	3,750	24	1,422	173	13	5,384	13	5,398
減損損失	—	—	—	—	3	3	—	3
資本的支出	7,540	37	1,594	479	10	9,663	—	9,663
研究開発費	1,943	257	630	179	9	3,021	—	3,021
従業員数（名）	13,836	200	6,714	683	401	21,834	56	21,890

<参考>　前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増　　減							
	情報・通信		アイケア		その他	計	消去又は全社	連結
	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ				
売　上　高　　増減額								
(1)外部顧客に対する売上高増減額	7,671	△ 203	3,076	1,191	△ 894	10,841	—	10,841
外部売上高の増減率　(%)	17.2%	-7.8%	12.4%	13.9%	-73.8%	13.3%	—	13.3%
(2)ｾｸﾞﾒﾝﾄ間売上高又は振替高増減額	47	△ 35	△ 5	—	△ 414	△ 408	408	—
計	7,718	△ 237	3,070	1,191	△ 1,308	10,432	408	10,841
営業費用増減額	6,286	△ 178	2,341	1,129	△ 1,317	8,261	394	8,655
営業損益額増減額	1,431	△ 59	729	62	8	2,171	14	2,185
営業損益の増減率　(%)	7.6%	-22.8%	16.4%	3.0%	15.1%	8.5%	—	8.7%
営業利益率の増減（ﾎﾟｲﾝﾄ）	△ 3.4	△ 1.5	0.6	△ 2.4	3.6	△ 1.1	—	△ 1.2
資　　産　　増減額	40,640	142	13,929	2,654	△ 2,107	55,256	△ 15,873	39,384
減価償却費　増減額	1,828	3	229	97	△ 3	2,154	1	2,155
減損損失　増減額	—	—	—	—	11	11	—	11
資本的支出　増減額	2,261	22	842	11	△ 5	3,130	2	3,132
研究開発費　増減額	536	△ 7	△ 157	115	20	506	—	506
従業員数（名）　増減数	4,564	△ 1	565	99	△ 174	5,053	1	5,054

(注)

1．当第１四半期の事業区分の方法及び各区分に属する主要製品及び役務の名称

(1) 当期より、事業区分並びに主要製品及び役務につき下記のように変更いたします。従来個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、「その他」として合わせて表示することといたしました。

分野	事業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他		ｸﾘｽﾀﾙｶﾞﾗｽ製品；情報ｼｽﾃﾑの構築、業務請負

※ なお、前期の事業の種類別セグメント情報につきましては、期間比較の観点から、当期と同様の事業区分により実績を計算しなおして記載しております。

(2) 前期までの事業区分並びに主要製品及び役務は次のとおりであります。

分野	事業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ、ﾚﾝｽﾞ加工機器
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他	クリスタル	ｸﾘｽﾀﾙｶﾞﾗｽ製品
	サービス	情報ｼｽﾃﾑの構築、人材派遣、業務請負

※ 当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

(3) 前期までの事業区分による前第1四半期の事業の種類別セグメント情報は次のとおりであります。

期別	前第１四半期：自 平成17年4月1日 至 平成17年6月30日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
科目 ＼ セグメント	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ	ｸﾘｽﾀﾙ	ｻｰﾋﾞｽ			
1．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	44,568	2,605	24,850	8,542	760	450	81,777	－	81,777
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	69	81	5	－	2	1,139	1,298	(1,298)	－
計	44,637	2,686	24,856	8,542	763	1,589	83,076	(1,298)	81,777
営業費用	25,876	2,426	20,415	6,487	854	1,446	57,507	(784)	56,722
営業利益又は営業損失(△)	18,761	259	4,440	2,054	△ 90	143	25,569	(513)	25,055
営業利益率 (%)	42.0%	9.7%	17.9%	24.1%	-11.9%	9.0%	30.8%	－	30.6%
2．資産、減価償却費及び資本的支出等									
資産	181,276	7,507	91,614	15,548	1,676	3,100	300,724	51,864	352,588
減価償却費	3,750	24	1,422	173	0	13	5,384	13	5,398
減損損失	－	－	－	－	3	－	3	－	3
資本的支出	7,540	37	1,594	479	3	7	9,663	－	9,663
研究開発費	1,943	257	630	179	9	－	3,021	－	3,021
従業員数（名）	13,836	200	6,714	683	149	252	21,834	56	21,890

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当第１四半期　471 百万円、　前第１四半期　583 百万円

であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、

当第１四半期　20,708 百万円、　前第１四半期　57,551 百万円

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産等であります。

2．所在地別セグメント情報

（単位：百万円未満切捨）

科目 ＼ 期別・セグメント	当第１四半期：自 平成18年4月１日 至 平成18年6月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	64,743	9,098	11,181	7,594	92,618	－	92,618
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	6,576	78	277	37,332	44,264	(44,264)	－
計	71,320	9,177	11,458	44,927	136,883	(44,264)	92,618
営業費用	61,476	8,750	9,740	30,799	110,767	(45,390)	65,377
営業利益	9,843	426	1,717	14,127	26,115	1,125	27,240
営業利益率 (%)	13.8%	4.7%	15.0%	31.5%	19.1%	－	29.4%
2．資産	165,789	18,771	89,842	165,758	440,161	(48,188)	391,972

科目 ＼ 期別・セグメント	前第１四半期：自 平成17年4月1日 至 平成17年6月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	59,948	8,086	9,089	4,653	81,777	－	81,777
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	5,047	64	116	27,354	32,582	(32,582)	－
計	64,996	8,150	9,205	32,008	114,360	(32,582)	81,777
営業費用	54,502	7,944	7,499	20,446	90,393	(33,670)	56,722
営業利益	10,493	206	1,705	11,561	23,967	1,088	25,055
営業利益率 (%)	16.2%	2.5%	18.5%	36.1%	21.0%	－	30.6%
2．資産	164,999	18,778	38,158	122,634	344,570	8,017	352,588

＜参考＞ 前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高増減額							
(1)外部顧客に対する売上高増減額	4,795	1,012	2,092	2,941	10,841	－	10,841
外部売上高増減率 (%)	8.0%	12.5%	23.0%	63.2%	13.3%	－	13.3%
(2)ｾｸﾞﾒﾝﾄ間売上高又は振替高増減額	1,529	14	161	9,978	11,682	△ 11,682	－
計	6,324	1,027	2,253	12,919	22,523	△ 11,682	10,841
営業費用増減額	6,974	806	2,241	10,353	20,374	△ 11,720	8,655
営業利益額増減額	△ 650	220	12	2,566	2,148	37	2,185
営業利益額増減率 (%)	-6.2%	106.8%	0.7%	22.2%	9.0%	－	8.7%
資産増減額	790	△ 7	51,684	43,124	95,591	△ 56,205	39,384

(注) 1．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
当第１四半期　389 百万円、　前第１四半期　506 百万円
であり、その主なものは、本社部門に係る費用であります。

2．資産のうち消去又は全社の項目に含めた全社資産の金額は、
当第１四半期　19,223 百万円、　前第１四半期　55,101 百万円
であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

3．海外売上高

（単位：百万円未満切捨）

期別 科目＼セグメント	当第１四半期 自 平成18年4月1日 至 平成18年6月30日				
	北米	欧州	アジア	その他の地域	合計
海外売上高	11,488	11,718	25,858	5	49,071
連結売上高					92,618
連結売上高に占める海外売上高の割合（%）	12.4%	12.7%	27.9%	0.0%	53.0%
海外売上高における地域別の割合（%）	23.4%	23.9%	52.7%	0.0%	100.0%

期別 科目＼セグメント	前第１四半期 自 平成17年4月1日 至 平成17年6月30日				
	北米	欧州	アジア	その他の地域	合計
海外売上高	9,488	9,631	18,947	3	38,069
連結売上高					81,777
連結売上高に占める海外売上高の割合（%）	11.6%	11.8%	23.2%	0.0%	46.6%
海外売上高における地域別の割合（%）	24.9%	25.3%	49.8%	0.0%	100.0%

＜参考＞　前年同期との増減比較は、次のとおりです：

科目＼セグメント	増減				
	北米	欧州	アジア	その他の地域	合計
海外売上高増減額	2,000	2,087	6,911	2	11,002
連結売上高増減額					10,841
海外売上高増減率　（%）	21.1%	21.7%	36.5%	66.7%	28.9%

（注）国又は地域の区分の方法及び各区分に属する主な国又は地域

1. 国又は地域の区分の方法・・・・・地理的近接度による。
2. 各区分に属する主な国又は地域・・北米：米国、カナダ等
   欧州：オランダ、ドイツ、イギリス等
   アジア：シンガポール、タイ、韓国、台湾等
   その他の地域：サウジアラビア、ブラジル等
   ※ オーストラリアはアジアに、南アフリカは欧州にそれぞれ含めております。

(4) 販売の状況(四半期連結部門別売上高明細表)

(単位:百万円未満切捨)

期別 / 分野・事業別	当第1四半期 自 平成18年4月1日 至 平成18年6月30日		前第1四半期 自 平成17年4月1日 至 平成17年6月30日		増減		前第4四半期 自 平成18年1月1日 至 平成18年3月31日	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
国内	23,654	45.3	23,884	53.6	△ 230	△ 1.0	22,982	45.6
海外	28,585	54.7	20,683	46.4	7,902	38.2	27,375	54.4
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	52,239	56.4	44,568	54.5	7,671	17.2	50,357	55.8
国内	1,416	59.0	1,457	55.9	△ 41	△ 2.8	1,376	54.5
海外	986	41.0	1,147	44.1	△ 161	△ 14.0	1,148	45.5
ホトニクス	2,402	2.6	2,605	3.2	△ 203	△ 7.8	2,524	2.8
国内	25,070	45.9	25,342	53.7	△ 272	△ 1.1	24,358	46.1
海外	29,571	54.1	21,830	46.3	7,741	35.5	28,524	53.9
情報・通信	54,641	59.0	47,173	57.7	7,468	15.8	52,882	58.6
国内	8,885	31.8	9,034	36.4	△ 149	△ 1.6	8,705	31.3
海外	19,040	68.2	15,815	63.6	3,225	20.4	19,139	68.7
ビジョンケア	27,926	30.2	24,850	30.4	3,076	12.4	27,844	30.9
国内	9,310	95.7	8,255	96.6	1,055	12.8	8,571	95.8
海外	422	4.3	287	3.4	135	47.0	375	4.2
ヘルスケア	9,733	10.5	8,542	10.4	1,191	13.9	8,946	9.9
国内	18,195	48.3	17,290	51.8	905	5.2	17,276	47.0
海外	19,463	51.7	16,103	48.2	3,360	20.9	19,515	53.0
アイケア	37,659	40.7	33,393	40.8	4,266	12.8	36,791	40.8
国内	280	88.6	1,075	88.8	△ 795	△ 74.0	473	89.1
海外	36	11.4	135	11.2	△ 99	△ 73.3	57	10.9
その他	317	0.3	1,211	1.5	△ 894	△ 73.8	531	0.6
国内	43,547	47.0	43,708	53.4	△ 161	△ 0.4	42,108	46.7
海外	49,071	53.0	38,069	46.6	11,002	28.9	48,096	53.3
合計	92,618	100.0	81,777	100.0	10,841	13.3	90,204	100.0

注:
従来、個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、当期より「その他」として合わせて表示することとしました。

平成 18 年 7 月 28 日

各　位

会 社 名　HOYA株式会社
代表者名　代表執行役CEO　鈴 木　洋
(コード番号　7741　東証　第1部)
問合せ先　IR・広報ｸﾞﾙｰﾌﾟﾏﾈｼﾞｬｰ伊藤　直司
(TEL. 03-3952-1160)

会社分割によるコンタクトレンズ製造部門の子会社への承継に関するお知らせ

当社は、平成 18 年 7 月 28 日の当社代表執行役の決定により、平成 18 年 10 月 1 日を期して、HOYA株式会社のコンタクトレンズ製造部門を会社分割し、当社の全額出資子会社であるHOYAヘルスケア株式会社に承継することとなりましたのでお知らせいたします。

記

1. 会社分割の目的

HOYAヘルスケア株式会社はコンタクトレンズの小売販売事業を展開しておりますが、コンタクトレンズの製造部門を同社が承継することにより、市場のニーズを迅速かつ効率的に製品の製造開発に反映し、HOYAグループとしてより効率的な事業運営体制の構築を目的とします。

2. 会社分割の要旨

(1)分割の日程

吸収分割契約締結承認	平成 18 年 7 月 28 日(代表執行役の決定)
吸収分割契約書調印	平成 18 年 7 月 28 日
吸収分割期日(効力発生日)	平成 18 年 10 月1日(予定)
吸収分割登記	平成 18 年 10 月2日(予定)

本分割は会社法第784条3項の簡易吸収分割の要件を充足するものであるため、株主総会による分割契約の承認を得ずに行うものです。また、当社は委員会設置会社であるため、会社法第 416 条 4 項に基づき、本分割の決定は、取締役会から代表執行役に委任されております。

(2)分割の方式

①分割方式

当社を分割会社として、既存の当社全額出資子会社であるHOYAヘルスケア株式会社を承継会社とする分社型吸収分割(物的分割)です。

②当分割方式を採用した理由

当社のコンタクトレンズ製造に係る機能を包括的に承継させることにより、HOYAグループ全体の経営の効率化を一層向上させるとともに、意思決定の迅速化を通して市場のニーズに対応したコンタクトレンズの製造の推進が強化されるため、上記分割方式を採用しました。

(3)株式の割当て

本分割は、当社の全額出資子会社を承継会社としており、本分割にあたり新たな株式の発行は行ないません。

(4)当社の新株予約権に関する取扱い

当社の新株予約権の新株予約権者に対して、当該新株予約権に代わるものとして承継会社の新株予約権は交付しません。

(5)会計処理の概要

本分割は、企業結合に係る会計基準上の分類において、共通支配下の取引となるため、移転される資産及び負債については、当社は移転損益を認識せず、また、承継会社においても、移転前に付された適正な帳簿価額で計上されます。

(6)承継会社が承継する権利義務

①資産、負債およびこれに付随する権利義務

コンタクトレンズの製造部門に関する資産、負債およびこれに付随する権利義務を承継します。

②雇用契約

コンタクトレンズの製造部門等に主として従事する従業員との間の雇用契約を承継します。

(7)債務履行の見込み

当社および承継会社が負担すべき債務については、確実に履行できると判断しています。

3. 分割当事会社の概要　　(注)平成18年3月31日現在

(1) 商号	HOYA株式会社 (分割会社)	HOYAヘルスケア株式会社 (承継会社)
(2) 事業内容	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ関連製品、ﾋﾞｼﾞｮﾝｹｱ関連製品(ﾒｶﾞﾈﾚﾝｽﾞ等)の製造販売等	コンタクトレンズ及びその付属品の販売
(3) 設立年月日	昭和19年8月23日	平成3年4月1日
(4) 本店所在地	東京都新宿区中落合二丁目7番5号	東京都新宿区高田馬場一丁目20番5号
(5) 代表者	代表執行役CEO　鈴木　洋	代表取締役社長　堀江　松生
(6) 資本金	6,264百万円	810百万円
(7) 発行済株式総数	435,017,020株	27,000株
(8) 株主資本	95,598百万円	4,923百万円
(9) 総資産	219,063百万円	12,244百万円
(10) 決算期	3月31日	3月31日
(11) 従業員数(正規)	3,220名	461名

(12) 主要取引先	仕入先　東芝セラミック㈱ 販売先　日本IBM㈱、キヤノン㈱	仕入先　HOYA㈱、ジョンソン＆ジョンソン 販売先　直営店舗「アイシティ」による小売販売
(13) 大株主・持株比率	1. 日本トラスティ・サービス信託銀行㈱（信託口）6.5% 2. ステートストリートバンクアンドトラストカンパニー 5.7% 3. 日本マスタートラスト信託銀行㈱（信託口）5.3% 4. ザチェースマンハッタンバンクエヌエイロンドン 5.0% 5. ステートストリートバンクアンドトラストカンパニー505103 3.5%	1. HOYA㈱ 100.0%
(14) 主要取引銀行	三菱東京UFJ銀行　東京営業部	三菱東京UFJ銀行　東京営業部

(15) 当事会社の関係	資本関係	承継会社は分割会社の全額出資子会社であります。
	人的関係	承継会社の役員には、分割会社の役員・従業員の兼務があり、承継会社の従業員には分割会社の元従業員がおります。
	取引関係	分割会社は承継会社にコンタクトレンズおよびそれに付随する製品を供給しております。

(16)最近3決算期間の業績（単位：百万円）

	HOYA株式会社（分割会社）			HOYAヘルスケア株式会社（承継会社）		
決算期	平成16年3月期	平成17年3月期	平成18年3月期	平成16年3月期	平成17年3月期	平成18年3月期
売上高	183,771	224,608	248,195	28,384	28,219	28,043
営業利益	28,341	35,131	29,746	6,253	6,003	4,937
経常利益	33,610	46,536	44,788	6,285	6,027	4,970
当期純利益	15,558	24,967	22,062	3,361	3,511	2,850
1株当たり当期純利益（円）	34.56	56.38	50.14	123,483	129,047	105,582
1株当たり配当金（円）	25.00	37.50	60.00	186,926	150,778	82,000
1株当たり株主資本（円）	322.68	357.59	222.01	369,919	305,140	205,438

（注）分割会社は、平成17年7月20日開催の取締役会の決議により、平成17年11月15日を効力発生日として普通株式1株につき4株の割合で株式分割を行ないました。1株当たりデータについては、当該株式分割を反映し遡及修正して表示しております。

4. 分割する事業部門の内容

(1) 譲渡の範囲

コンタクトレンズおよびそれに付随する製品の製造等

(2) 当該部門の平成 18 年 3 月期における経営成績

	当該部門	当社実績	比率
売上高	3,001 百万円	248,195 百万円	1.2%

(3) 譲渡資産、負債の項目および金額(平成 18 年 3 月 31 日現在)

資産		負債	
項目	帳簿価額	項目	帳簿価額
流動資産	1,169 百万円	流動負債	800 百万円
固定資産	582 百万円	固定負債	—
合計	1,751 百万円	合計	800 百万円

5. 分割後の当社の状況

(1) 商号、事業内容、本店所在地、代表者、資本金および決算期

いずれも分割による変更はありません。

(2) 総資産について

HOYA㈱単体の総資産は、承継会社に譲渡する負債額相当分減少しますが、連結総資産への影響はございません。

(3) 業績に与える影響

HOYA㈱単体の売上高等は減少しますが、その額は軽微であり、また、承継会社は当社の全額出資子会社であるため、連結業績に規模の面で与える影響はありません。当社は経営を連結ベースで行なっており、顧客のニーズにより迅速かつ的確に対応できる体制の強化を図り、経営効率の改善を図っていく所存です。

以上

File No:82-34801

2006.7.31
日本経済新聞

吸収分割公告

当社（乙）は、吸収分割によりＨＯＹＡヘルスケア株式会社（甲、本店所在地東京都新宿区高田馬場一丁目二九番九号）に対して当社メディカル事業部のコンタクトレンズに関する事業に係る権利義務を承継させることにいたしました。

効力発生日は平成十八年十月一日（ただし、関係官庁等の承認など手続の進行に応じて、変更する場合があります。）であり、当社は会社法第七八四条第三項に基づき株主総会の承認決議を経ずに吸収分割を決定しております。

この吸収分割に対し異議のある債権者は、本公告掲載の翌日から一箇月以内にその旨をお申し出下さい。

なお、計算書類に関する事項は次のとおりです。

（甲）掲載紙　官報
掲載の日付　平成十八年六月十五日
掲載頁　一四九頁（号外第一三九号）
（乙）証券取引法による有価証券報告書提出済

平成十八年七月三十一日

東京都新宿区中落合二丁目七番五号
HOYA株式会社
代表執行役最高経営責任者　鈴木　洋

[English Translation]

(Nihon Keizai Shimbun July 31, 2006)

Announcement of Spin-Off/Merger

HOYA CORPORATION ("HOYA") announces that it will spin off contact lens business of Medical Service Department into HOYA HEALTHCARE CORPORATION ("HHC")(Location of head office: 1-29-9, Takadanobaba, Shinjuku-ku, Tokyo). This spin-off/merger will be in effect on October 1, 2006 (subject to change depending on the progress of procedures, including approval of governmental authorities) without the approval of the General Meeting of Shareholders as set forth in Article 784, Paragraph 3 of the Company Law.

Any creditor who objects to this spin-off/merger may notify HOYA in writing of such objection within a month after the date following the date of this announcement. The matters with regard to the financial statements are as follows:

(HOYA) Published in: Official Gazette *(kampo)*
Date of publication: June 15, 2006
Page: Page 149 (Extra Edition No.139)

(HHC) Securities Report has been filed under the Securities Exchange Act.

July 31, 2006

HOYA CORPORATION
2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo
Hiroshi Suzuki
President & CEO